As filed with the Securities and Exchange Commission on July 09, 2007

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

Commission file number: 1-14846

# AngloGold Ashanti Limited

(Exact Name of Registrant as Specified in its Charter)

**Republic of South Africa**
(Jurisdiction of Incorporation or Organization)

**76 Jeppe Street**
**Newtown, Johannesburg, 2001**
**(P.O. Box 62117, Marshalltown, 2107)**
**South Africa**
(Address of Principal Executive Offices)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| American Depositary Shares | New York Stock Exchange |
| Ordinary Shares | New York Stock Exchange* |

\* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

**Securities registered pursuant to Section 12(g) of the Act:**
None

**Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:**
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

| | |
|---|---|
| Ordinary Shares of 25 ZAR cents each | 276,236,153 |
| E Ordinary Shares of 25 ZAR cents each | 4,185,770 |
| A Redeemable Preference Shares of 50 ZAR cents each | 2,000,000 |
| B Redeemable Preference Shares of 1 ZAR cent each | 778,896 |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):Large Accelerated Filer ☒          Accelerated Filer ☐          Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

# Table of contents

# Presentation of information

**AngloGold Ashanti Limited**

In this annual report on Form 20-F, references to AngloGold or AngloGold Ashanti, the company and the group, are references to AngloGold Ashanti Limited or, as appropriate, subsidiaries and associate companies of AngloGold Ashanti.

### *US GAAP financial statements*

The audited consolidated financial statements contained in this annual report on Form 20-F for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006 and 2005 have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

### *IFRS financial statements*

As a company incorporated in the Republic of South Africa, AngloGold Ashanti also prepares annual audited consolidated financial statements and unaudited consolidated quarterly financial statements in accordance with International Financial Reporting Standards (IFRS). These financial statements (referred to as IFRS statements) are distributed to shareholders and are submitted to the JSE Limited (formerly JSE Securities Exchange South Africa) (JSE), as well as the London, New York, Australian and Ghana stock exchanges and Paris and Brussels bourses and are submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

### *Currency*

AngloGold Ashanti presents its consolidated financial statements in United States dollars.

In this annual report, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to € are to the lawful currency of the European Union, references to C$ are to the lawful currency of Canada, references to ARS and peso are to the lawful currency of Argentina, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL are to the lawful currency of Brazil and references to GHC or cedi are to the lawful currency of Ghana.

See "Item 3A.: Selected financial data – Exchange rate information" for historical information regarding the noon buying rate in the City of New York for cable transfers in rands as certified for customs purposes by the Federal Reserve Bank of New York. On June 25, 2007, the noon buying rate was R7.1455 = $1.00.

### *Non-GAAP financial measures*

In this annual report on Form 20-F, AngloGold Ashanti presents the financial items "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See "Glossary of selected terms – Financial terms – Total cash costs" and - "Total production costs" and "Item 5A.: Operating results – Total cash costs and total production costs".

### Shares and shareholders

In this annual report on Form 20-F, references to ordinary shares, ordinary shareholders and shareholders/members, should be read as common stock, common stockholders and stockholders, respectively, and vice versa.

# Certain forward-looking statements

Certain statements contained in this document, other than statements of historical fact, contain forward-looking statements regarding  AngloGold Ashanti's operations, economic performance or financial condition, including, without limitation, those concerning: the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, AngloGold Ashanti's liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, business and operational risk management and other factors as determined in "Item 3D.: Risk factors" and elsewhere in this annual report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

# Glossary of selected terms

The following explanations are not intended as technical definitions but should assist the reader in understanding terminology used in this annual report. Unless expressly stated otherwise, all explanations are applicable to both underground and surface mining operations.

## Mining terms

**BIF**
Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

**By-products**
Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

**Calc-silicate rock**
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

**Carbon-in-leach (CIL)**
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

**Carbon-in-pulp (CIP)**
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

**Comminution**
Comminution is the crushing and grinding of ore to make gold available for treatment. (See also 'Milling'.)

**Contained gold**
The total gold content (tons multiplied by grade) of the material being described.

**Cut-off Grade (Surface Mines)**
The minimum grade at which a unit of ore will be mined so as to achieve a required mining grade and hence a desired economic outcome.

**Depletion**
The decrease in quantity of ore in a deposit or property resulting from extraction or production.

**Development**
The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

**Diorite**
An igneous rock formed by the solidification of molten material (magma).

**Electro-winning**
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

**Elution**
Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

**Grade**
The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

**Greenschist**
A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

**Leaching**
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

**Life-of-mine (LOM)**
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

**Metallurgical plant**

A processing plant erected to treat ore and extract gold.

**Milling**

A process of reducing broken ore to a size at which concentrating can be undertaken. (See also 'Comminution').

**Mine call factor**

The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

**Mineral deposit**

A mineral deposit is a concentration or occurrence of material of possible economic interest in or on the Earth's crust.

**Ore Reserve**

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Ore Reserve determination.

**Ounce (oz) (troy)**

Used in imperial statistics.  A kilogram is equal to 32.1507 ounces.  A troy ounce is equal to 31.1035 grams.

**Pay limit**

The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost, as well as Ore Reserve development and stay-in-business capital.  This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

**Precipitate**

The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

**Probable Reserve**

Ore Reserves for which quantity and grade are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than for that for Proven Ore Reserve, is high enough to assume continuity between points of observation.

**Productivity**

An expression of labor productivity based either on the ratio of grams of gold produced to the total number of employees or area mined (in square meters) to the total number of employees in underground mining operations.

**Proven Reserve**

Ore Reserves for which the (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes: grade is computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the Ore Reserves are well established.

**Project capital**

Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

**Reclamation**

In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

**Recovered grade**

The recovered mineral content per unit of ore treated.

**Reef**

A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

**Refining**

The final purification process of a metal or mineral.

**Rehabilitation**

The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to  the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

**Seismic event**

A sudden inelastic deformation within a given volume of rock that radiates detectable seismic waves (energy) which results from mining activities.

**Shaft**

A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

**Skarn**

A rock of complex mineralogical composition, formed by contact metamorphism and metasomatism of carbonate rocks.

**Smelting**

A pyro-metallurgical operation in which gold is further separated from impurities.

**Stay-in-business capital**

Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment.

**Stope**

Underground excavation where the orebody is extracted.

**Stoping**

The process of excavating ore underground

**Stripping ratio**

The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

**Syngenetic**

Formed contemporaneously with the deposition of the sediment.

**Tailings**

Finely ground rock of low residual value from which valuable minerals have been extracted.

**Tailings dam (slimes dam)**

Dam facilities designed to store discarded tailings.

**Tonne**

Used in metric statistics. Equal to 1,000 kilograms.

**Ton**

Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

**Tonnage**

Quantity of material measured in tons or tonnes.

**Waste**

Material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

**Yield**

The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

**Zinc precipitation**

Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

## Financial terms

**Average number of employees**

The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.

**Capital expenditure**

Total capital expenditure on tangible assets which includes Ore Reserve development, stay-in-business and project capital.

**Discontinued operations**

An operation that, pursuant to single plan, has been disposed of or abandoned or is classified as held-for-sale until conditions precedent to the sale have been fulfilled.

**Effective tax rate**

Current and deferred taxation as a percentage of profit before taxation.

**Monetary asset**

An asset which will be settled in a fixed or easily determinable amount of money.

**Region**

Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania and United States of America.

**Related party**

Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

**Significant influence**

The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

**Total cash costs**

Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Depreciation, depletion and amortization, rehabilitation, corporate administration, employee severance costs, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

**Total production costs**

Total cash costs plus depreciation, depletion and amortization, employee severance costs, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded. Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

**Weighted average number of ordinary shares**

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group and increased by share options that are virtually certain to be exercised.

## Abbreviations

| | |
|---|---|
| ADS | American Depositary Share |
| ADR | American Depositary Receipt |
| ASX | Australian Stock Exchange |
| bn | Billion |
| capex | Capital expenditure |
| CDI | Chess Depositary Interests |
| CLR | Carbon Leader Reef |
| FCFA | Communauté Financiére Africaine Francs |
| FIFR | Fatal injury frequency rate per million hours worked |
| g | Grams |
| g/t | Grams per tonne |
| g/TEC | Grams per total employee costed |
| GhDS | Ghanaian Depositary Share |
| GhSE | Ghana Stock Exchange |
| JORC | Australasian Code for Reporting of Mineral Resources and Ore Reserves |
| JIBAR | Johannesburg interbank agreed rate |
| JSE | JSE Limited |
| King Code | the Code of Corporate Practices and Conduct representing the principles of good governance as laid out in the King Report on Corporate Governance for South Africa 2002 |
| kg | Kilograms |
| LSE | London Stock Exchange |
| LIBOR | London interbank offer rate |
| LOM | Life-of-mine |
| LTIFR | Lost-time injury frequency rate per million hours worked[1] |
| m²/TEC | Square meters per total employee costed |
| M or m | Meter or million, depending on the context |
| Moz | Million ounces |
| Mt | Million tonnes or tons |
| Mtpa | Million tonnes/tons per annum |
| NOSA | National Occupational Safety Association |
| NYSE | New York Stock Exchange |
| oz | Ounces (troy) |
| oz/t | Ounces per ton |
| RIFR | Reportable injury frequency rate per million hours worked |
| SAMREC | South African Code for the Reporting of Mineral Resources and Mineral Reserves |
| SEC | United States Securities and Exchange Commission |
| SRP | South African Securities Regulation Panel |
| SOX | Sarbanes-Oxley Act of 2002 |
| t | Tons (short) or tonnes (metric) |
| tpm | Tonnes/tons per month |
| tpa | Tonnes/tons per annum |
| tpd | Tonnes/tons per day |
| VCR | Ventersdorp Contact Reef |
| VCT | Voluntary counseling and testing |

## Currencies

| | | | |
|---|---|---|---|
| $ | United States dollars | CHF | Swiss francs |
| ARS | Argentinean peso | GHC | Ghanaian cedi |
| A$ | Australian dollars | N$ | Namibian dollars |
| BRL | Brazilian real | R or ZAR | South African rands |
| € | European Euro | Tsh | Tanzanian Shillings |
| C$ | Canadian dollars | | |

(1)  **Note** that AngloGold Ashanti utilizes the strictest definition in reporting Lost-Time Injuries in that it includes all Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.

*Rounding of figures in this report may result in computational discrepancies.*

# PART I

# Item 1: Identity of directors, senior management and advisors

Not applicable.

# Item 2: Offer statistics and expected timetable

Not applicable.

# Item 3: Key information

**3A.     Selected financial data**

The selected financial information set forth below for the years ended December 31, 2004, 2005 and 2006 has been derived from, and should be read in conjunction with, the US GAAP financial statements included under Item 18 of this annual report.  The selected financial information for the years ended December 31, 2002 and 2003 and as at December 31, 2002 and 2003, has been derived from the US GAAP financial statements not included in this annual report.

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002[1][2][3] | 2003[6] | 2004[7][8] | 2005 | 2006 |
| | $ | $ | $ | $ | $ |
| | (in millions, except share and per share amounts) | | | | |
| **Consolidated statement of income** | | | | | |
| Sales and other income | 1,493 | 1,670 | 2,151 | 2,485 | 2,715 |
| Product sales [9] | 1,458 | 1,641 | 2,096 | 2,453 | 2,683 |
| Interest, dividends and other | 35 | 29 | 55 | 32 | 32 |
| Costs and expenses | 1,137 | 1,329 | 2,176 | 2,848 | 2,811 |
| Operating costs [10] | 912 | 1,135 | 1,517 | 1,842 | 1,785 |
| Royalties | 9 | 11 | 27 | 39 | 59 |
| Depreciation, depletion and amortization | 257 | 247 | 445 | 593 | 699 |
| Impairment of assets | - | 75 | 3 | 141 | 6 |
| Interest expense | 22 | 28 | 67 | 80 | 77 |
| Accretion expense | - | 2 | 8 | 5 | 13 |
| Profit on sale of assets, loans and indirect taxes | 11 | (55) | (14) | (3) | (36) |
| Mining contractor termination costs | - | - | - | 9 | - |
| Non-hedge derivative (gain)/loss | (74) | (114) | 123 | 142 | 208 |
| Income/(loss) from continuing operations before income tax equity income, minority interests and cumulative effect of accounting change | 356 | 341 | (25) | (363) | (96) |
| Taxation (expense)/benefit | (64) | (143) | 132 | 121 | (122) |
| Minority interest | (16) | (17) | (22) | (23) | (29) |
| Equity income in affiliates | 80 | 71 | 23 | 39 | 99 |
| Income/(loss) from continuing operations before cumulative effect of accounting change | 356 | 252 | 108 | (226) | (148) |
| Discontinued operations [11] | - | (2) | (11) | (44) | 6 |
| Income/(loss) before cumulative effect of accounting change | 356 | 250 | 97 | (270) | (142) |
| Cumulative effect of accounting change | - | (3) | - | (22) | - |
| Net income/(loss) – applicable to common stockholders | 356 | 247 | 97 | (292) | (142) |
| Basic earnings/(loss) per common share (in $)[12][13] | | | | | |
| From continuing operations | 1.60 | 1.13 | 0.43 | (0.85) | (0.54) |
| Discontinued operations | | (0.01) | (0.04) | (0.17) | 0.02 |
| Before cumulative effect of accounting change | 1.60 | 1.12 | 0.39 | (1.02) | (0.52) |
| Cumulative effect of accounting change | - | (0.01) | - | (0.08) | - |
| Net income/(loss) – applicable to common stockholders | 1.60 | 1.11 | 0.39 | (1.10) | (0.52) |
| Diluted earnings/(loss) per common share (in $)[12][13] | | | | | |
| From continuing operations | 1.60 | 1.13 | 0.42 | (0.85) | (0.54) |
| Discontinued operations | - | (0.01) | (0.04) | (0.17) | 0.02 |
| Before cumulative effect of accounting change | 1.60 | 1.12 | 0.38 | (1.02) | (0.52) |
| Cumulative effect of accounting change | - | (0.01) | - | (0.08) | - |
| Net income/(loss) – applicable to common stockholders | 1.60 | 1.11 | 0.38 | (1.10) | (0.52) |
| Dividend per common share (cents)[13] | 113 | 133 | 76 | 56 | 39 |

| | As at December 31, | | | | |
|---|---|---|---|---|---|
| | 2002[1][2][3] | 2003[4][5][6] | 2004[7][8] | 2005 | 2006 |
| | $ | $ | $ | $ | $ |
| | (in millions, except share and per share amounts) | | | | |
| **Consolidated balance sheet data (as at period end)** | | | | | |
| Cash and cash equivalents and restricted cash | 362 | 479 | 302 | 204 | 482 |
| Other current assets | 524 | 822 | 1,115 | 1,197 | 1,394 |
| Property, plants and equipment, deferred stripping, and acquired properties, net | 2,449 | 3,037 | 6,654 | 6,439 | 6,266 |
| Goodwill and other intangibles, net | 166 | 226 | 591 | 550 | 566 |
| Materials on the leach pad (long-term) | 79 | 7 | 22 | 116 | 149 |
| Other long-term assets, derivatives, deferred taxation assets and other long-term inventory | 770 | 772 | 712 | 607 | 656 |
| Total assets | 4,350 | 5,343 | 9,396 | 9,113 | 9,513 |
| Current liabilities | 694 | 1,116 | 1,469 | 1,874 | 2,467 |
| Provision for environmental rehabilitation | 133 | 124 | 209 | 325 | 310 |
| Deferred taxation liabilities | 505 | 789 | 1,518 | 1,152 | 1,275 |
| Other long-term liabilities, and derivatives | 1,158 | 1,194 | 2,295 | 2,539 | 2,092 |
| Minority interest | 40 | 52 | 59 | 60 | 61 |
| Stockholders' equity | 1,820 | 2,068 | 3,846 | 3,163 | 3,308 |
| Total liabilities and stockholders' equity | 4,350 | 5,343 | 9,396 | 9,113 | 9,513 |
| Capital stock (exclusive of long-term debt and redeemable preferred stock) | 9 | 9 | 10 | 10 | 10 |
| Number of common shares as adjusted to reflect changes in capital stock | 222,622,022 | 223,136,342 | 264,462,894 | 264,938,432 | 276,236,153 |
| Net assets | 1,860 | 2,120 | 3,905 | 3,223 | 3,369 |

(1) Excludes the results of operations and financial condition of the Free State mines sold with effect from January 1, 2002. See "Item 4A.: History and development of the company".
(2) Includes the results of operations and financial condition of an additional 46.25 percent interest acquired in the Cerro Vanguardia mine located in Argentina from July 1, 2002. See "Item 4A.: History and development of the company".
(3) Excludes the results of operations and financial condition of Stone and Allied Industries sold with effect from October 1, 2002. See "Item 4A.: History and development of the company".
(4) Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003. See "Item 4A.: History and development of the company".
(5) Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003. See "Item 4A.: History and development of the company".
(6) Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003. See "Item 4A.: History and development of the company".
(7) Includes the results of operations and financial condition of Ashanti as of April 26, 2004. See "Item 4A.: History and development of the company".
(8) Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004. See "Item 4A.: History and development of the company".
(9) Product sales represent revenue from the sale of gold.
(10) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(11) The selected financial information presented for the year ended December 31, 2002 has not been reclassified to reflect Ergo as a discontinued operation.
(12) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "(loss)/earnings per common share". Amounts reflected exclude E Ordinary shares.
(13) Per share information gives effect to the December 2002 two-for-one stock split and the issuance of a total of 278,196 ordinary shares under AngloGold's odd-lot offer.

**Annual dividends**

The table below sets forth the amounts of interim, final and total dividends paid in respect of the past five years in cents per ordinary share. In respect of 2006, AngloGold Ashanti's board of directors declared an interim dividend of 210 South African cents per ordinary share on July 26, 2006, with a record date of August 18, 2006, and a payment date of August 25, 2006, and a final dividend of 240 South African cents per ordinary share on February 12, 2007, with a record date of March 9, 2007 and a payment date of March 16, 2007.

| Year ended December 31 | Interim | Final | Total | Interim | Final | Total |
| | (South African cents per ordinary share) | | | (US cents per ordinary share [1]) | | |
| --- | --- | --- | --- | --- | --- | --- |
| 2002 | 675 | 675 | 1,350 | 63.81 | 82.12 | 145.93 |
| 2003 | 375 | 335 | 710 | 50.73 | 49.82 | 100.55 |
| 2004 | 170 | 180 | 350 | 25.62 | 30.37 | 55.99 |
| 2005 | 170 | 62 | 232 | 26.09 | 9.86 | 35.95 |
| 2006 | 210 | 240 | 450 | 29.40 | 32.38 | 61.78 |

(1)  *Dividends for these periods were declared in South African cents.  US dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.*

Future dividends will be dependent on AngloGold Ashanti's cash flow, earnings, planned capital expenditures, financial condition and other factors. Given that AngloGold Ashanti is in its highest-ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management. Under South African law, AngloGold Ashanti may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to its solvency and liquidity. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the AngloGold Ashanti board or AngloGold Ashanti shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement. Exchange rate fluctuations may therefore affect the value of the dividends received by registered shareholders and distributions paid by the relevant depositary to investors holding AngloGold Ashanti securities.

Moreover, fluctuations in the exchange rates of the British pound and the US dollar may have affected and are likely to affect the US dollar price of the ADSs on the NYSE and the US dollar equivalents of the United Kingdom pound price of the ordinary shares on the London Stock Exchange (LSE). For details on taxation and exchange controls applicable to holders of ordinary shares or ADSs, see "Item 10D.: Exchange controls" and "Item 10E.: Taxation – Taxation of dividends".

**Exchange rate information**

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On June 25, 2007, the noon buying rate between South African rands and US dollars was R7.1455 = $1.00.

| Year ended December 31 | High | Low | Year end | Average [1] |
| --- | --- | --- | --- | --- |
| 2002 | 12.47 | 8.59 | 8.59 | 10.34 |
| 2003 | 9.05 | 6.26 | 6.70 | 7.42 |
| 2004 | 7.31 | 5.62 | 5.65 | 6.39 |
| 2005 | 6.92 | 5.64 | 6.33 | 6.35 |
| 2006 | 7.94 | 5.99 | 7.04 | 6.81 |
| 2007 [2] | 7.48 | 6.88 | 7.15 | 7.19 |

(1)  *The average of the noon buying rates on the last business day of each month during the year.*
(2)  *Through June 25, 2007.*

| Exchange rate information for the months of | High | Low |
|---|---|---|
| December 2006 | 7.16 | 6.94 |
| January 2007 | 7.33 | 6.88 |
| February 2007 | 7.28 | 7.07 |
| March 2007 | 7.48 | 7.19 |
| April 2007 | 7.28 | 6.98 |
| May 2007 | 7.04 | 6.88 |
| June 2007[(1)] | 7.27 | 7.08 |

(1)    *Through June 25, 2007.*

## 3B.    Capitalization and indebtedness

Not applicable.

## 3C.    Reasons for the offer and use of proceeds

Not applicable.

## 3D.    Risk factors

The risk factors set out in this document have been organized into three categories:

- risks related to the gold mining industry generally;
- risks related to AngloGold Ashanti's operations; and
- risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs).

**Risks related to the gold mining industry generally**

***The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.***

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti's control, including:

- speculative positions taken by investors or traders in gold;
- changes in the demand for gold as an investment;
- changes in the demand for gold used in jewellery and for other industrial uses;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the International Monetary Fund;
- gold hedging by gold producers;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce on the London Bullion Market:

| Year | High | Low | Average |
|------|------|-----|---------|
| 1997 | 367 | 283 | 331 |
| 1998 | 314 | 273 | 287 |
| 1999 | 340 | 252 | 278 |
| 2000 | 317 | 262 | 279 |
| 2001 | 298 | 253 | 271 |
| 2002 | 347 | 278 | 310 |
| 2003 | 417 | 320 | 364 |
| 2004 | 456 | 371 | 410 |
| 2005 | 538 | 412 | 445 |
| 2006 | 725 | 525 | 604 |

*Source of data: Metals Week, Reuters and London Bullion Market Association*

On June 25, 2007, the afternoon fixing price of gold on the London Bullion Market was $650.75 per ounce.

In addition to the spot price of gold, a portion of AngloGold Ashanti's gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, and will continue to enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

***The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.***

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increase by $0.33 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

***AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.***

Due to the significant increase in the world's demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.

This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.

In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in production delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti's results of operations and its financial condition.

***Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.***

*Uncertainty and cost of mineral exploration and acquisitions*
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
- establish the presence, and to quantify the extent and grades (metal content) of mineralized material through exploration drilling;
- determine appropriate metallurgical recovery processes to extract gold from the ore;
- estimate Ore Reserves;
- undertake feasibility studies and to estimate the technical and economic viability of the project; and
- construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

*Development risks*
AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.

These estimates are based on assumptions regarding:

- future gold, other metal and uranium prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold, and other metals and uranium from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labor, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

*Ore Reserve estimation risks*

AngloGold Ashanti undertakes annual revisions to its Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti's ordinary shares and ADSs.

*Production or mining industry risks*

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
- industrial accidents;
- underground fires;
- labor disputes;
- encountering unexpected geological formations;
- unanticipated ground and water conditions;
- unanticipated increases in gold lock-up and inventory levels at the company's heap-leach operations;
- fall-of-ground accidents in underground operations;
- failure of mining pit slopes and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- seismic activity; and
- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies.

Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence, and impact of seismic activity, seismic events have in the past, and may in the future, cause employee injury and death as well as substantial damage to AngloGold Ashanti's operations, both within South Africa and elsewhere where seismic activity may be a factor.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities. In addition, AngloGold Ashanti has from time to time encountered unanticipated delays and shortfalls in production as a result of these events. As a result, these events may have a material adverse effect on AngloGold Ashanti's operational results and its financial condition.

***Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.***

As a consequence of public concern about the perceived ill affects of economic globalization, business generally and in particular large multinational corporations such as AngloGold Ashanti, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

***Gold mining operations are subject to extensive health and safety laws and regulations.***

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's results of operations and its financial condition.

***Gold mining companies are subject to extensive environmental laws and regulations.***

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.

**Risks related to AngloGold Ashanti's operations**

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

***AngloGold Ashanti uses gold hedging instruments and has entered into long term sales contracts, which may prevent the company from realizing all potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti has restructured its hedge book which has reduced protection against low gold prices.***

AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its respective anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001 the company has been reducing its hedge commitments through hedge buy-backs, deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available in lower gold prices. For a discussion of AngloGold Ashanti's commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk".

A significant number of AngloGold Ashanti's hedge contracts are not fair valued on the financial statements as they fall under the normal purchase sales exemption. Should AngloGold Ashanti fail to deliver gold into those contracts in accordance with their terms, then the company would need to account for the fair value of all of its hedge contracts on the financial statements, which could adversely affect the company's reported financial condition.

***Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operating results and financial condition.***

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material adverse effect on AngloGold Ashanti's results of operations.

Since June 2002, the weakening of the dollar against the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti's operations. In 2006, 2005, and 2004, AngloGold Ashanti derived approximately 73 percent, 67 percent and 74 percent, respectively, of its revenues from these countries and incurred approximately 61 percent, 63 percent and 72 percent, respectively, of production costs in these local currencies.

In 2006, the increase in total cash costs from 2005 was partially offset by favorable exchange variances of $7 per ounce. In 2005, the weakening of the dollar against these local currencies accounted for nearly $4 per ounce of the increase in total cash costs from 2004. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

To a lesser extent, and mainly as a result of AngloGold Ashanti's hedging instruments, a small proportion of its revenues are denominated in South African rands and Australian dollars, which may partially offset the effect of the dollar's strength or weakness on AngloGold Ashanti's profitability.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and Australian dollar.

The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti's financial condition.

### *AngloGold Ashanti's level of indebtedness may adversely affect its business.*

As of December 31, 2006, AngloGold Ashanti had gross borrowings of around $1.5 billion. This level of indebtedness could have adverse effects on AngloGold Ashanti's flexibility to do business. Under the terms of AngloGold Ashanti's borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilizing the cash flows from operations and, therefore, its ability to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control. AngloGold Ashanti may be required to utilize a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.

AngloGold Ashanti's level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations. Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, utilize existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

Furthermore, substantially all AngloGold Ashanti's indebtedness matures in the next two years. AngloGold Ashanti intends refinancing a substantial portion of its maturing indebtedness and cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.

### *Inflation may have a material adverse effect on AngloGold Ashanti's results of operations.*

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.

Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

While none of AngloGold Ashanti's specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

***Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti's operating results and financial condition.***

AngloGold Ashanti has also entered into contracts for the sale of uranium produced by some of its South African operations and may therefore be prevented from realizing all potential gains from increase in uranium prices to the extent that the company's future production is covered by such contracts. Furthermore, should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect AngloGold Ashanti's results of operations and its financial condition.

***AngloGold Ashanti's new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.***

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad--Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by Historically Disadvantaged South Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The Company has submitted to the DME two Social and Labor Plans – one for each of its main mining regions – detailing its specific goals in these areas.

The Scorecard allows for a portion of "offset" against the HDSA's equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African government.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years (estimated to be equivalent to 20 percent of AngloGold Ashanti's South African production). Furthermore, at the end of 2006 AngloGold Ashanti implemented an Employee Share Ownership Programme (ESOP) and Black Economic Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the company's stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of its new order mining rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programmes to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect the company's results of operations. See "Item 5: Operating and financial review and prospects – Establishment of a Black Economic Empowerment (BEE) transaction in South Africa" for a detailed discussion on the implementation of ESOP.

AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti has reviewed certain draft notarial rights agreements, which it received from the Department of Minerals and Energy relating to the various rights. The notarial agreement for the West Wits operations has subsequently been executed and registered as has the notarial agreement for Jonkerskraw, which forms a portion of the Vaal River rights. The notarial agreements for the Vaal River operations are pending. AngloGold Ashanti submitted two applications to DME for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The DME has approved the conversion of the remaining prospecting right which had been registered.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights.  The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.

AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the company's South African operations in light of the new, as well as existing, environmental requirements.

***The proposed introduction of South African State royalties where a significant portion of AngloGold Ashanti's mineral reserves and operations are located could have an adverse effect on its results of operations and its financial condition.***

The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006 ,and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible. The payment of royalties will commence on May 1, 2009, if the Bill is passed by Parliament in its current form.

***Certain factors may affect AngloGold Ashanti's ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.***

AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect AngloGold Ashanti's financial condition.

***Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti's reported financial results***

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. (See "Item 5: Operating and financial review and prospects – Critical accounting policies"). As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.

***AngloGold Ashanti's mineral reserves and deposits and mining operations are located in countries that face political, economic and security risks.***

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.

For example, in Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the Democratic Republic of Congo and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.

***Labor disruptions and/or increased labor costs could have an adverse effect on AngloGold Ashanti's operating results and financial condition.***

As at December 31, 2006, approximately 69 percent (2005: 72 percent) of AngloGold Ashanti's workforce excluding contractors or 62 percent of total workforce was located in South Africa. Approximately 97.8 percent of the workforce on its South African operations is unionized, with the National Union of Mineworkers (NUM) representing the majority of unionized workers.

AngloGold Ashanti's employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on AngloGold Ashanti's labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. A two-year wage agreement was signed with NUM in August 2005, following negotiations between NUM, United Associations of South Africa (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. Agreement was only reached after a four-day strike which affected all of AngloGold Ashanti's operations in South Africa.

Labor costs represent a substantial proportion of AngloGold Ashanti's total operating costs and in many operations, including South African operations, is the company's single largest operating cost category. The two-year wage agreement will be reviewed in June 2007 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and this process is likely to result in further increase in labor costs in South Africa. These increases in labor costs, including those in other parts of the world, in the absence of further productivity increases, will have an adverse impact on the company's results of operations and financial condition.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti's operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

***The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities and increases in mining costs.***

Mining contractors are used at certain of AngloGold Ashanti's mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on the company's results of operations and financial condition.

***AngloGold Ashanti competes with mining and other companies for key human resources.***

AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologist, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve employment equity targets of participation by HDSAs in management and other positions.

AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor "AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights".

There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it lose any of its key personnel, its business may be harmed and its results of operations and its financial condition could be adversely affected.

*AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.*

AIDS remains the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30 percent. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2001 AngloGold Ashanti has offered a voluntary counseling and HIV testing programme for employees in South Africa. In 2002 AngloGold Ashanti began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti commenced a roll-out of the treatment to all eligible employees desiring it. Currently approximately 3,750 employees are on the wellness programme and as at December 2006, approximately 1,589 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average R1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.

*AngloGold Ashanti faces certain risks in dealing with malaria, particularly at its operations located in Africa, which may have an adverse effect on its results of operations.*

Malaria is a significant health risk at all of AngloGold Ashanti's operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programmes. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti's operations located in these regions.

*The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.*

The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations are noise-induced hearing loss (NIHL), occupational lung diseases (OLD) and tuberculosis (TB). AngloGold Ashanti provides occupational health services to its employees at its occupational health centers and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act (ODMWA) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (COIDA) that provides for compensation to non-miners who have OLD.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.

***The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon its results of operations.***

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs.

AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations.

The relevant mining companies have entered into a settlement agreement and will establish a not-for-profit water company to conduct the water pumping activities at the highest lying shaft which is owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the water company until it becomes self funding.

***Some of AngloGold Ashanti's power supplies are not always reliable and have on occasion forced it to halt or curtail activities at its mines. Power fluctuations and power cost increases may adversely affect AngloGold Ashanti's results of operations and its financial condition.***

All of AngloGold Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA) an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage the group's equipment.

The VRA also obtains power from neighboring Cote d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold Ashanti's results of operations and its financial condition.

In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti have agreed together with the other three principal gold producers in Ghana to acquire (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. While AngloGold Ashanti believes that this additional power should alleviate any current power shortages, it may not do so if the power supply from the VRA further deteriorates due to either reduced power generation or increased demand from other users.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure. Recently, South Africa has started to experience power outages. Should similar events occur in future, or should fluctuations or power cost increases adversely affect AngloGold Ashanti's other operations, this would have an adverse effect on AngloGold Ashanti's operational results and its financial condition.

***The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.***

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.

However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability.

**Risks related to AngloGold Ashanti's ordinary shares and American Depositary Shares (ADSs)**

***Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.***

The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time.

AngloGold Ashanti has entered into a registration rights agreement with AA plc that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that AA plc makes in the future, subject to certain conditions. Sales of ordinary shares or ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti ordinary shares or ADSs, causing their market prices to decline. In April 2006 Anglo American plc (AA plc) sold 19,685,170 ordinary shares it held in AngloGold Ashanti, reducing AA plc's shareholding in AngloGold Ashanti from approximately 51 percent of outstanding shares to approximately 42 percent as at December 31, 2006. AA plc has stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner.

***Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.***

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors. The Memorandum and Articles of Association of the company allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

***The recently announced proposal by the South African Government to replace Secondary Tax on Companies with withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by the company's shareholders***

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009. Although this may reduce the tax payable by the South African operations of the company thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

# Item 4: Information on the company

AngloGold Ashanti, as it conducts business today, was formed on April 26, 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti) which was incorporated in Ghana on August 19, 1974.

### 4A.     History and development of the company

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations comprising open-pit and underground mines and surface metallurgical plants are located in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined proven and probable Ore Reserves of the group amounted to 66.0 million ounces as at December 31, 2006.

AngloGold Ashanti is listed on the following securities exchanges under the respective trading symbols:

- Johannesburg (ANG) – the company's primary listing;
- New York (AU) in the form of American Depositary Shares (ADSs). Each ADS is equivalent to one ordinary share;
- Australia (AGG) in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs). Each CDI is equivalent to one-fifth of an ordinary share;
- London (ANG);
- Paris (VA);
- Brussels (ANG); and
- Ghana (AGA) in the form of Ghanaian Depositary Shares (GhDSs) under the symbol AADS. Each GhDS is equivalent to one-hundredth of an ordinary share.

AngloGold Ashanti Limited (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs) and operates under the South African Companies Act, 61 of 1973, as amended. Its principal executive office is located at 76 Jeppe Street, Newton, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000). AngloGold Ashanti's US offices are at the offices of AngloGold Ashanti North America Incorporated, 7400 East Orchard Road, Suite 350, Greenwood Village, CO 80111.

AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, global gold company. Vaal Reefs, the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorized share capital, effective March 30, 1998.

AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all of the issued share capital of the following participating companies:

- East Rand Gold and Uranium Company Limited (Ergo);
- Eastvaal Gold Holdings Limited (Eastvaal);
- Southvaal Holdings Limited (Southvaal);
- Free State Consolidated Gold Mines Limited (Freegold);
- Elandsrand Gold Mining Company Limited (Elandsrand);
- H.J. Joel Gold Mining Company Limited (HJ Joel); and
- Western Deep Levels Limited (Western Deep Levels)

(collectively the "participating companies"). A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In addition, AngloGold acquired in private transactions with AAC and minority shareholders certain share interests in gold mining companies, including:

- approximately 17 percent of Driefontein Consolidated Limited (Driefontein);
- 100 percent of Anmercosa Mining (West Africa) Limited (Anmin West Africa);
- approximately 89 percent of Western Ultra Deep Levels Limited (Western Ultra Deep);

- approximately 52 percent of Eastern Gold Holdings Limited (Eastern Gold);
- 70 percent of Erongo Mining and Exploration Company Limited (Erongo); and
- other sundry share interests

(collectively the "share interests companies"). A total of 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders in exchange for their shares in these companies. AngloGold also acquired certain gold exploration and mining rights from AAC and other companies in exchange for which 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies. Prior to the consolidation, Vaal Reefs was a client company of AAC under a service agreement and HJ Joel was a client company of Johannesburg Consolidated Investments Limited (JCI) under another service agreement. Under these agreements, AAC and JCI provided certain technical, administrative, secretarial and purchasing services. In connection with the above transaction, AngloGold acquired from AAC and JCI all the rights under these service agreements relating to the participating companies listed above. AngloGold now provides these services. The rights under the service agreements were acquired from AAC in exchange for 6,834,872 ordinary shares of AngloGold, and the rights under the service agreement from JCI were acquired for a cash amount of R62.5 million ($11 million).

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on June 29, 1998, for accounting purposes. The participating companies and the 50 percent or more owned share interests companies became subsidiaries, and the less than 50 percent owned share interests companies became associate companies.

Effective March 31, 1999, AngloGold purchased Minorco's gold interests located primarily in North and South America.

Effective April 30, 1999, AngloGold acquired the remaining 30 percent interest in Erongo for R30 million ($5 million).

Effective December 31, 1999, AngloGold acquired Acacia Resources in Australia, including all or part of new mining operations and exploration activities. A total of 18,020,776 AngloGold shares were issued in this transaction.

Effective July 3, 2000, AngloGold acquired an effective 40 percent interest in the Morila mine located in Mali from Randgold Resources.

Effective December 15, 2000, AngloGold acquired a 50 percent interest in the Geita mine located in northern Tanzania from Ashanti Goldfields Company Limited. Following the business combination, Ashanti's 50 percent interest was acquired.

In 2000, in support of its market development initiatives, AngloGold acquired a 25 percent interest in OroAfrica, South Africa's largest manufacturer of gold jewellery and a 33 percent holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). Gold Avenue continued to sell gold jewellery by catalogue and through the internet until early 2004, when it was wound-up.

In December 2000, agreement was reached with Harmony Gold Mining Company Limited, whereby Harmony agreed to purchase AngloGold's Elandsrand and Deelkraal mines with effect from February 1, 2001, for an amount of R872 million ($109 million). On April 9, 2001, the sale became unconditional.

In terms of an agreement signed with African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) (ARM) in January 1998, the No. 2 Shaft Vaal River Operations was tributed to ARM on the basis that 40 percent of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. With effect from July 1, 2001, AngloGold announced that it had disposed of its interests in No. 2 Shaft Vaal River Operations to ARM for R10 million ($1 million).

On September 5, 2001, AngloGold announced that it was to make a takeover offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. Arising out of the offer, a total of 6,869,602 AngloGold ordinary shares were issued. This excluded 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The takeover offer did not come to fruition and the Normandy shares acquired were sold on the market on January 21, 2002, realizing a total of $158 million.

On April 11, 2002, AngloGold announced that the final condition precedent for the sale of its Free State assets to African Rainbow Minerals Gold Limited (currently Harmony Gold Mining Company Limited) and Harmony Gold Mining Company Limited, through a jointly-owned company, had been fulfilled for a net consideration of R2,523 million ($229 million) (including tax payable by AngloGold and net of contractual obligations) pursuant to the sale. The sale was effective from January 1, 2002.

During July 2002 AngloGold acquired an additional 46.25 percent of the equity, as well as the total loan assignment, of Cerro Vanguardia SA, a company conducting gold mining operations in Argentina, from Pérez Companc International SA, for a net consideration of $97 million, thereby increasing its interest in Cerro Vanguardia to 92.5 percent.

AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone crushing company, to a joint venture of that company's existing management and a group of black entrepreneurs, with effect from October 1, 2002, for a consideration of R5 million, comprising R1.4 million in respect of the equity interest and R3.6 million, in respect of a loan claim. In respect of the equity interest, R450,000 in cash and the outstanding balance of R950,000 together with the loan of R3.6 million is payable in five equal annual installments, together with interest, commencing October 1, 2003. The agreement of sale provides for a 10 percent interest in Stone and Allied Industries (O.F.S.) Limited to be held by Masakhisane Investment Limited, a wholly-owned subsidiary established by AngloGold in terms of its Small and Medium Enterprises Development Initiative, which company will render technical and administrative assistance to the purchasers until the total amount of the consideration has been settled. During 2006 Masakhisane Investment Limited sold its interest in Stone and Allied Industries (O.F.S.) Limited.

On April 8, 2003, AngloGold announced that it had reached agreement with Helix Resources Limited for the sale of its interest in the Gawler Craton and Tarcoola Joint Ventures in South Australia. As announced on June 6, 2003, the sale of AngloGold's 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project was finalized, for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2005, with an additional payment of $335,000 (A$500,000) deferred to the delineation of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometers to the south, was excluded from the final agreement. This resulted in a restructure of the terms of the original agreement as announced on April 8, 2003. On April 23, 2005, the company received a further 416,667 full paid Helix shares and 37,281 Helix options following a rights issue. The company did not exercise its rights in terms of the Helix options which expired on November 30, 2005.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project, located in the State of Amapá, North Brazil, to Mineração Pedra Breanca do Amapari, for a total consideration of $18 million. The effective date of the transaction was May 19, 2003. Since acquiring the property as part of the Minorco transaction, AngloGold sought to prove up additional reserve ounces in order to achieve a size and lifespan that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving an offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003. In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

On July 8, 2003, AngloGold disposed of its entire investment of 8,348,600 shares held in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited for a consideration of $23 million.

In August 2003, AngloGold announced the launch of an offering of R2 billion bonds due 2008, followed by an announcement of August 27, 2003, which advised the pricing of the offering at 10.5 percent. The offer closed and was settled on August 28, 2003.

On September 18, 2003, AngloGold and Gold Fields Limited jointly announced that agreement had been reached on the sale by Gold Fields Limited of a portion of the Driefontein mining area to AngloGold for a cash consideration of R315 million ($48 million).

On January 20, 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This followed an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti Australia reduced its shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3 million).

The business combination between AngloGold and Ashanti Goldfields Company Limited (Ashanti), initially announced on May 16, 2003, was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. In the business combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Ashanti became a private company and a wholly-owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004, the effective date of the transaction. As a result of the business combination, a total of 38,400,021 ordinary shares were issued to Ashanti shareholders, 75,731 ordinary shares were issued to Ashanti warrant holders and 2,658,000 ordinary shares were issued to the Government of Ghana in fulfillment of the agreements and undertakings contained in the Stability Agreement during 2004.

Following the business combination, $75 million of Mandatorily Exchangeable Notes issued by Ashanti were redeemed.

On February 27, 2004, AngloGold Holding plc, a subsidiary of AngloGold, completed an offering of $1 billion principal amount 2.375 percent convertible bonds, due 2009. The bonds are guaranteed by AngloGold Ashanti.

On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the Company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed.

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of $2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004, and all conditions to the sale agreement were satisfied on April 22, 2005.

Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. As at December 31, 2006, AngloGold Ashanti retains its 600,000 shares in Mwana Africa Holdings (Proprietary) Limited. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine.

Agreement was reached to sell AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Proprietary) Limited of South Africa (Tameng) to Mahube Mining (Proprietary) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to Platinum Group Metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. The sale was effective on September 1, 2004.

On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti had the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. As at December 31, 2006, AngloGold Ashanti held 13 percent in Red 5 Limited, after the dilution of shareholding (from 14.1 percent) resulting from the increase in issued share capital. On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million ($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million).

On January 27, 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility that matured in February 2005. The new facility reduced the group's cost of borrowings, as the borrowing margin over LIBOR reduced from 70 to 40 basis points.

A substantial restructuring of the AngloGold Ashanti hedge book commenced in late December 2004 and was completed in January 2005. This resulted in a reduction in the net delta of the combined hedge by 2.2 million ounces during the fourth quarter of 2004.

On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRD Gold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRD Gold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRD Gold's threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills joint ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). The transaction was concluded in December 2006.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated). As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled as of December 31, 2006, the Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale.

On July 27, 2005, AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On August 2, 2005, AngloGold Ashanti announced that the company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the company committed itself to achieving the Mining Charter's goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programmes in the areas where it operates and from which it draws its labor; and meeting the Mining Charter's empowerment ownership target.

On August 11, 2005, AngloGold Ashanti announced that it had disposed of its La Rescatada project to ARUTANI SAC, a local Peruvian corporation, for a total consideration of $12.5 million with an option to repurchase 60 percent of the project should economically viable reserves in excess of 2 million ounces be identified within three years, and accordingly, the accounting consequences will be deferred.

On October 26, 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American that it intends to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

On April 10, 2006, AngloGold Ashanti's shareholders in a general meeting gave authority to the directors to allot sufficient ordinary shares of the company to allow it to raise $500 million before expenses but after underwriters' fees in a private offering. On the same day AngloGold Ashanti announced that its offering of 9,970,732 ordinary shares had been priced at $51.25 per ADS and R315.19 per ordinary share.

On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation (Bema) announced that they would jointly explore a select group of AngloGold Ashanti's mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties. It is the intent of the parties to ultimately list a new company which will hold Bema's interest in the joint venture and in which AngloGold Ashanti has the right to subscribe for a 20 percent shareholding. In November 2006, certain members of Bema's management formed a company, B2 Gold, which company would acquire certain rights held by Bema following the acquisition by Kinross Gold of Bema in December 2006. On February 14, 2007, AngloGold Ashanti consented to the ultimate assignment of Bema's rights and responsibilities to B2 Gold in terms of the joint venture agreement entered into between AngloGold Ashanti and Bema.

On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (June 15, 2007; 15.68 percent). The sales transaction was closed on August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta plc to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta plc will commit to fund a minimum of $1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta plc will have the right to increase their interests by 20 percent in copper-dominant and gold-dominant properties subject to certain conditions.

On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007, by the Ghanaian Land Commission and Registry. Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

On August 30, 2006, AngloGold Ashanti announced that it had been advised by the Volta River Authority (VRA) of potential power shortage at its Ghanaian operations due to water shortages impacting the VRA's power generating facilities. This announcement was followed by an update on September 6, 2006, in which AngloGold Ashanti advised that the company was in discussions with the VRA, the Chamber of Mines in Ghana and the government of Ghana on activities designed to minimize the impact of the power shortages on the economy and the mining industry and to provide for a sustainable solution in the future. At the same time, AngloGold Ashanti provided guidance to investors as to the impact on production which the power shortages at its three Ghanaian operations should the situation be prolonged.

On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG's interest in its Krasnoyarsk based subsdiaries, OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of $40 million. TSG announced on February 12, 2007, that the agreements for the sale of its Krasnoyarsk based subsidiaries to AngloGold Ashanti had been signed. The South African Reserve Bank has approved the transaction. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. The Company's aggregate shareholding in TSG at December 31, 2006, was 12,263,170 ordinary shares (29.9 percent interest held).

On October 2, 2006, AngloGold Ashanti announced the imminent finalization of an empowerment transaction with two components: the first being the development of an employee share ownership plan (ESOP) wherein all qualifying employees of AngloGold Ashanti's South African operations, including the corporate office, would be beneficiaries and the second component being the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in AngloGold Ashanti. On December 11, 2006, the AngloGold Ashanti shareholders approved this transaction and shares were issued on December 15, 2006, to the Bokamoso Trust, which trust will hold and administer the shares on behalf of the employees participating in the employee share ownership plan, and Izingwe Holdings (Proprietary) Limited. For further details of the share issue see "Item 10A.: Share capital".

On June 1, 2007, AngloGold Ashanti Australia Ltd announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. Tropicana, located 400 kilometers north-east of Kalgoorlie, is a joint venture between AngloGold Ashanti Australia (70 percent) and Independence Group NL (30 percent free carried to completion of the pre-feasibility study). The study is expected to be completed in mid-2008 and will focus on the Tropicana and Havana zones and will only consider open-cut resources.

On June 8, 2007, AngloGold Ashanti Limited announced that it had sold to a consortium of Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint Venture (the Joint Venture) most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42,8 million (approximately $6 million). The joint venture will operate, for its own account, under the AngloGold Ashanti authorizations until new order mining rights have been obtained and transferred to the Joint Venture. A specific exclusion from the sale to the Joint Venture is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.

**4B.      Business overview**

**The market for gold**

*Products*

AngloGold Ashanti's main product is gold. Revenue is also derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

*Gold market*

The gold market is relatively liquid compared to many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for 80 percent of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods, and particularly in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand at any one time. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as with other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rate changes, exchange rate changes, changes in reserve policy by central banks, and by global or regional political and economic events. In times of price inflation and currency devaluation, gold is often bought as a store of value, leading to increased purchases and support for the price of gold.

*The market in 2006*

Continued strong levels of investor and speculator interest combined with exceptional volatility in the first half of the year pushed the gold price to 26-year highs. After reaching a $725 per ounce peak in the second quarter, gold pulled back to $562 per ounce in June 2006, followed by a renewed bout of investor interest that drove the price back to the mid-$600's in July 2006.Price volatility peaked in the second quarter, with relative stability returning to the gold market in the latter part of August 2006 and continuing through to the year end.

In 2006 there was again a correlation between the US dollar exchange rate against the euro and the gold price. From an opening exchange rate of $/€1.18 for the year the US dollar closed the year at $/€1.33, thus providing strong support for a higher gold price.

During 2006, the South African rand did not appreciate in line with the weaker US currency. The rand opened the year at R6.34/$1 and closed the year weaker at R7.00/$1. This weakening helped push the rand gold price to new highs of R157,000 per kilogram in July 2006 and to average R131,335 per kilogram for 2006, or some 45 percent higher than the average rand gold price for 2005.

*Investment*

The wholesale market of exchange traded funds (ETFs), commodity exchange activity and over-the-counter purchases was generally strong in 2006, with particularly robust interest evident in the gold ETF market, which saw the launch of several new funds.  The total net number of ounces held by ETFs almost doubled over the course of 2006, from 11 million ounces in January to 20 million ounces at year-end, and these investors would appear to be longer-term holders, as the ETFs only experienced small net disinvestment during periods of weakening gold prices.

Another key development in 2006 was the rise in investor interest in physical gold, especially amongst high net worth individuals seeking wealth preservation instruments in the face of continued geopolitical and economic uncertainty.  This type of safe haven buying was a marked difference to the approach of this group to gold investments in the past several years, when the main focus seemed to be short-term profits.

Gold has also benefited from the move by some investment funds, such as pension funds, to allocate a portion of their assets to commodities. Some of this investment is made through commodity indexed funds, which saw investment values grow by some $100 billion during the year.

### Demand

The decline in physical offtake that began in the last quarter of 2005 continued through the first half of the year and into the early part of the third quarter. Although some recovery was seen in the last months of the year, total global demand for 2006 ended 5 percent lower year-on-year, or 3,866 tonnes versus 4,070 tonnes in 2005. The decline was due chiefly to a considerable decrease in jewellery offtake, particularly apparent in the first two quarters of the year, when jewellery demand dipped below total mine production in the face of a high spot price and considerable volatility in the market.

Scrap supplies of gold onto the market increased significantly during this period, and gold jewellery manufacturers were further adversely affected as banks made margin calls to cover the higher value of gold inventory loans. In response, manufacturers were generally forced to increase their loan collateral or repay loans by cutting production or liquidating stock.

A marked change in trend was evident in the third quarter when the gold price began to stabilize, albeit at relatively elevated levels. This appeared to denote a move amongst consumers, particularly in Asia and the Middle East, towards accepting gold prices closer to $600 per ounce. Consumption increases in the second half of the year were evident in key markets such as India, when declining price volatility coincided with the Diwali period, which resulted in record gold imports for the fourth quarter even as the spot price steadied above $600 per ounce.

To a lesser extent, a late-year recovery in consumption was also evident in most parts of the Middle East, and Chinese jewellery fabrication had actually increased by the end of December, supported primarily by local consumption, with 18-carat gold taking a rising share of the market.

North America saw some of the most significant retail price increases in recent years, with gold jewellery consumption in the USA down significantly in tonnage terms in 2006, despite the industry's shift to lighter carat and mixed-material products in response to the year's price volatility.

Despite the recovery in the fortunes of the physical market during the second half of the year, the significant May price rise and the related volatility that was the hallmark of the first six months of the year had a sustained impact on jewellery exports to price sensitive markets, including India and the Middle East. Major gold jewellery manufacturer and export hubs, such as Italy, suffered in turn as many distributors were reluctant to commit to stocks later in the year. The end result of a year of relatively high and volatile gold prices was a 16 percent, or 437 tonne, decline in global gold jewellery fabrication for the year.

Industrial demand grew healthily through the year, posting a 7 percent total increase, thanks to especially robust demand from the electronics industry, which set a new record of 79 tonnes in the third quarter.

The importance of a strong physical market to provide offtake and floor price support remains. Significantly, research indicates that positive attitude and socioeconomic changes have occurred among consumers, particularly women, in key markets towards gold jewellery, which bodes well for gold should investors and speculator interest subside.

### Official market

Official sector sales for the year are estimated to be 330 tonnes, some 50 percent lower than in 2005. The main cause of this decline was the 34 percent drop in gold sales by the Central Bank Gold Agreement (CBGA) signatories after this group did not fully utilise their allocation, selling only 104 of their 500 annual permissible tonnes. This was read as a bullish signal for both the gold market and investors, with most market analysts continuing to speculate that the CBGA signatories are indeed unlikely to fulfil their full quota for the remaining three years of the agreement. On an equally positive note, the reserves of many of the Asian central banks continue to grow at a relatively fast rate, and the prospect remains for these banks to diversify their reserve holdings into other investments, including gold.

### Hedging

Gold producers continued to reduce their hedging positions during the year through deliveries into hedges and through buybacks. It is estimated that this added some 403 tonnes of demand during 2006. It is expected that the hedged producers will continue this strategy in 2007.

As at December 31, 2006, the net delta hedge position of AngloGold Ashanti was 10.16 million ounces or 316 tonnes, valued at the spot price of gold on that day of $636 per ounce. The marked-to-market value of the hedge position at this date was negative $2.903 billion. Due to the higher gold price of $636 per ounce at year end compared to the previous year end gold price of $517 per ounce the hedge position only reduced by 0.68 million ounces while the marked–to-market value increased by a negative $0.962 billion from a negative $1.941 billion.

### Marketing channels

Gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5 percent gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5 percent and above – the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti elects to deliver physical product, the same channel of the refinery is used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfills AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

### Gold market development

AngloGold Ashanti has since its inception been committed to growing the market for its product, particularly as gold jewellery sales in many developed markets have declined materially over the years in favor of other luxury goods. In response, the company's marketing programmes aim to increase the desirability of gold to sustain and grow demand and to support the deregulation of the market in key economies.

AngloGold Ashanti's market development activities centre on the following areas:
- Strategic projects undertaken in key and critical gold jewellery offtake markets (USA, India, China, Italy, Middle East), which aim to develop positive corporate identification and recognition while achieving, where sensible and possible, financial returns for AngloGold Ashanti;
- Host country projects of a downstream development nature; and
- AuDITIONS, the company's gold jewellery design competition.

AngloGold Ashanti remains a member of the World Gold Council (WGC) and through its membership receives assistance in all its marketing endeavors. Beyond this, AngloGold Ashanti has committed to undertake marketing projects in partnership with the WGC, which also separately ensures that core global co-operative marketing activities are serviced.

### Strategic projects

### India

India is the world's largest consumer market in tonnage terms. Gold demand for this country is firmly embedded in cultural and religious traditions and is seen as a symbol of wealth and prosperity, as well as considered to be an auspicious metal that is bought and gifted during religious festivals.

With the assistance of a pre-eminent Indian jewellery retailer, AngloGold Ashanti's projects in India are intended to help bring about the modernization of the country's traditional gold jewellery sector. One concept centers on transforming the traditional, semi-urban jewellery retailing environment into a more modern and efficient one that presents rural consumers with a high-quality, professional and trusted "local" jewellery store, which can better compete with stores selling such "lifestyle" items as electronics and cell phones. Other concepts focus on the development and distribution of branded collections of jewellery into the market.

## China

China has been identified as a key strategic market by AngloGold Ashanti both because of its size - it is the third largest market worldwide for jewellery – and because of its potential for growth.  In China, AngloGold Ashanti has partnered with a Hong Kong-based retailer to develop jewellery that targets the independent, educated woman wishing to express her independence and individuality through accessories in gold.

Together with the retailer, AngloGold Ashanti is co-sponsoring a gold jewellery design competition based on the theme "Just Women" to encourage the design of gold jewellery profiled on modern and independent Chinese women. The competition jewellery range will be commercialized and retailed through the partner's stores.  AngloGold Ashanti has also undertaken to support the development and rollout of the partner's flagship retail outlets in key cities on mainland China.

## USA

The American gold jewellery market – the largest region by value and third largest by volume – is characterized primarily as an adornment market in which gold jewellery is purchased mainly as a fashion accessory.  During the past ten years, there has been a slippage in gold jewellery consumption in volume terms in the US market relative to other luxury and lifestyle goods.

Contributing in part to this decline has been the commoditization of gold jewellery through the mass-market retail channel, which has tended to sell jewellery on price rather than design style. Consumer research, however, suggests that the US customer shops in a fashion- and trend-conscious way and is therefore generally receptive to brands and branding. Furthermore, the US market is viewed by consumers in other important consumption categories as an opinion- and trend-forming market. Influencing the purchasing motives and buying patterns of the US consumer base can therefore influence other key consumption regions around the world.

In response to these factors, AngloGold Ashanti, together with the World Gold Council, partnered with a large US jewellery wholesaler and distributor in 2005 to develop and promote at retail level selected collections of gold jewellery from the new product ranges of the Italian-based Gold Expressions (GE) manufacturers. This project was launched at the Vicenza Jewellery Fair in January 2006 and is intended to strategically promote the sale of fashionably-designed and progressively-styled gold jewellery in the US retail market and to lay the foundation for Italian manufacturers to build themselves or their products into consumer brands.

## Middle East

As a region, the Middle East (comprising the UAE, Turkey and Saudi Arabia) is the second largest consumer market for gold in volume terms.  The increase in disposable income in this region as a result of both higher oil revenues and rising numbers of tourists has impacted positively on gold jewellery consumption.

While the challenge from increasingly more prominent lifestyle, luxury and branded products is, as it is in other markets, clearly growing, the gold category in the Middle East has so far sustained its already high gold consumption per capita rates compared to population growth and per capita disposable income.

AngloGold Ashanti has partnered with the WGC and a leading jewellery wholesaler in the region to develop a business concept to launch and promote at the local retail level selected collections of mid- to high- end gold jewellery from the product ranges of Italian-based manufacturers, some of whom already participate in the WGC's (GE) initiative. The project is intended to improve the gold jewellery product and retailing proposition offered both to the domestic and also tourist consumer segments in the Middle East.

## Host Country Jewellery Sector Development

AngloGold Ashanti's marketing efforts have historically been involved in the growth and development of the jewellery sector in countries that host AngloGold Ashanti operations. These projects are intended to bring benefit to the company on several levels:

- Corporate image building;
- Creation of potential goodwill by supporting were possible host governments' beneficiation agendas;  and
- Providing a platform for strategic market development projects.

These projects will continue to be important for jewellery sector development going forward and will be focused primarily in South Africa, Brazil and Ghana. AngloGold Ashanti continues to hold a 25 percent stake in OroAfrica, the largest gold jewellery manufacturer in South Africa, with projects in Ghana and Brazil currently under investigation.

**AuDITIONS**

In 2004, following the merger of AngloGold with Ashanti, the AngloGold Ashanti AuDITIONS brand was created to unite the company's gold jewellery design competitions and to reinforce the company's brand in look, feel and character. The concept of AuDITIONS is premised on the metaphor of the performing arts, with designers auditioning in gold through their pieces.

The overall strategic objective of AngloGold Ashanti AuDITIONS is to stimulate innovative design in high-carat gold around the world in order to raise the profile of and stimulate demand for this jewellery category amongst consumers. By ultimately providing consumers with AuDITIONS-inspired consumer product, he project seeks to promote AngloGold Ashanti to jewellery industry participants and consumers and to build relationships with stakeholders in key gold markets.

It is the intention to build AngloGold Ashanti AuDITIONS into a global brand, and with the help of the WGC, the competition has been extended to the key gold markets of India and China, with the Middle East to be added in 2007. The first AuDITIONS India competition was launched in 2005, with the final awards event taking place in March 2006, while the first Chinese competition was launched in 2006 and will culminate in an awards event in March 2007.

**Uranium**

As South Africa's largest uranium producer, AngloGold Ashanti in July 2006 announced that its London-based nuclear fuel marketer and trader, Nufcor International Limited (Nufcor International), (a 50:50 joint venture with First Rand International) had established and listed a new investment company, Nufcor Uranium Limited (Nufcor Uranium), on London's Alternative Investment Market (AIM). This new listing is 10 percent held by Nufcor International with the remaining shares held by institutional investors. The strategy of Nufcor Uranium is to buy and hold uranium oxide, in the form of $U_3O_8$, for the long term and not to actively trade it. Nufcor International is contracted to provide custodial and advisory services to Nufcor Uranium. This is the first time that equity investors can gain direct exposure to the uranium price, in the form of $U_3O_8$, on a European exchange. NUL listed on AIM at 205p and ended the year up 49 percent at 304.50p.

More generally, the nuclear fuel market remained strong during 2006 with uranium oxide prices increasing from $36 per pound to $72 per pound by year-end and indeed increasing by a factor of ten this decade. A number of drivers have sustained the price increases, including changes in the uranium sales processes.

Most notably, however, is the fact that the underlying supply-demand fundamentals for uranium are strong, given robust projected demand for nuclear energy from countries such as India, Russia, and China. Operational difficulties on the supply side in Canada in late October triggered the highest monthly uranium oxide price increase on record. Given these strong market fundamentals, further increases in prices can be anticipated in the near-term.

**Gold production and mine-site rehabilitation processes**

***The process of producing gold*** can be divided into six main phases:
- finding the orebody;
- creating access to the orebody;
- removing the ore by mining or breaking the orebody;
- transporting the broken material from the mining face to the plants for treatment;
- processing; and
- refining.

This basic process applies to both underground and surface operations.

*Finding the orebody*

AngloGold Ashanti's global exploration group identifies targets and undertakes exploration, on its own or in conjunction with joint venture partners.

*Creating access to the orebody*

There are two types of mining which take place to access the orebody:
- underground mining: a vertical or decline shaft (designed to transport people and/or materials) is sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
- open-pit mining: where the top layers of topsoil or rock are removed in a process called 'stripping' to uncover the reef.

*Removing the ore by mining or breaking the orebody*

- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is then ready to be transported out of the mine.
- In open-pit mining, drilling and blasting may also be necessary to release the gold- bearing rock; excavators then load the material onto the ore transport system.

*Transporting the broken material from the mining face to the plants for treatment*

- Underground ore is transported by means of vertical and/or horizontal transport systems. Once on the surface, conveyor belts usually transport the ore to the treatment plants.
- Open-pit mines transport ore to the treatment plants in vehicles capable of hauling large, heavy loads.

*Services*

Mining activities require extensive services, both on the surface and underground, including:
- mining engineering services;
- mine planning;
- ventilation;
- provision of consumable resources;
- engineering services;
- financial, administration and human resource services; and
- environmental/sustainable development services.

*Processing*

- Comminution is the process of breaking up ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is to use large mills fed directly with run-of-mine material.
- Gold ores can typically be classified into:
    - refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
    - free milling, where the gold is readily available for recovery by the cyanidation process.
- Refractory ore treatment: after fine grinding, the sulphide materials are separated from the barren gangue material using flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidized by either roasting as at AngloGold Ashanti Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidizes the sulphide minerals, liberating the gold particles and making them amenable to recovery by the cyanidation process.
- Free milling and oxidized refractory ores are processed for gold recovery by leaching the ore in agitated tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
- An alternative process is the heap-leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Run- of-mine ore is crushed and heaped on a leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled to the top of the heaps.

- Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into doré bars that are shipped to the gold refineries.
- Retreatment of tailing stockpile from previous decades' operations is also practiced by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
- At AngloGold Ashanti operations, the main by-products produced are:
    - silver, which is associated with gold in ratios ranging from 0.1:1 to 200:1 silver to gold;
    - sulphuric acid which is produced from the gases generated by the roasting plants; and
    - uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
- The tailings from the process operations are stored in designated tailings storage facilities designed to enhance water recovery and prevent contaminant seepage into the environment.

*Refining*

The doré bars are transported to a refinery for further refining, to as close to pure gold as possible. This is known as good delivery status. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.

**The process of mine-site rehabilitation**

In all the jurisdictions in which the company operates, it is required to conduct closure and rehabilitation activities to return the land to a productive state once mining has been completed. Additionally, the company is required to provide financial assurance, in a form prescribed by law, to cover some or all of the costs of the anticipated closure and rehabilitation costs for the operation. Rehabilitation refers to the process of reclaiming mined land to the condition that existed prior to mining or to a pre-determined post-mining use.

Closure plans are devised prior to the commencement of operation and are regularly reviewed to take into account life-of-mine projections. Although the final cost of closure cannot be fully determined ahead of closure, appropriate provision is made during the mine's economic operation.

**Operating performance and outlook**

In 2006, gold production declined by 9 percent to 5.6 million ounces from the 6.2 million ounces produced in 2005, primarily as a result of lower ounces from South African operations in line with the company's plans for 2006, from Geita in Tanzania as a result of delays in the mining schedule to access the high-grade ore, and from Bibiani in Ghana as a result of the move to tailings-only production. Consequently, total cash costs in 2006 rose by 14 percent to $321 per ounce compared with 2005 of $281 per ounce (2004: $264 per ounce).

In 2005, gold production, including equity accounted joint ventures, adjusted for Ergo, rose 6 percent to 6.2 million ounces from the 5.8 million ounces produced in 2004. Of the 2005 production, 2.7 million ounces (43 percent) came from deep-level hard-rock operations in South Africa, and the balance of 3.5 million ounces (57 percent) from the shallower and surface operations. No new operations came into production in 2005, while the Ergo facility in South Africa was closed and the Savuka mine, also in South Africa, is in closure mode. Strong operating currencies against the US dollar – particularly the South African rand and the Brazilian real – contributed to the rising cost of inputs, as well as inflationary pressures (including a new two-year wage settlement) in South Africa. This was partially mitigated by cost-savings initiatives, primarily in South African. Consequently, total cash costs in 2005 rose by 6 percent to $281 per ounce compared with 2004 of $264 per ounce.

**Outlook**: During the first quarter of 2007, AngloGold Ashanti produced 1.33 million ounces at an average cash costs of $332 per ounce, before the effects of change in accounting policy for deferred stripping. Gold production for the second quarter of 2007 is expected to be marginally higher at around 1.35 million ounces at a cash cost, before the effects of change in accounting policy for deferred stripping, broadly similar to that achieved during the first quarter of 2007.

For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.7 million ounces at a cash cost of $323 per ounce, before the effects of change in accounting policy for deferred stripping, based on the following exchange rates: $/R7.16, A$/$0.81, $/BRL2.00 and $/ARS3.11. AngloGold Ashanti's ability to meet the full year's production target could be impacted by, amongst other factors, siesmicity in South Africa, power shortages in Africa, lower grades at some of its mines and any set-back in clearing the pit wall failure at Geita. AngloGold Ashanti is also subject to cost pressures and wage negotiations currently facing the mining industry which could adversely impact the cash costs for 2007.

AngloGold Ashanti has 21 operations in 10 countries around the world. This follows the sale on December 1, 2006 of Bibiani, one of the company's Ghanaian assets, to Central African Gold plc. The transaction was completed on December 28, 2006. The 21 operations include Boddington, a joint venture expansion project with Newmont, which is currently underway in Australia. While these operations are managed on a regional basis, they are reported on country-by-country basis.

The operations and geographical areas in which AngloGold Ashanti currently operates are shown below.


Yatela
Sadiola
Mali
Morila
Guinea
Ghana
Siguiri
Bibiani
Iduapriem & Teberebie
Obuasi
Jerritt Canyon
Big Springs
U.S.A.
Cripple Creek & Victor
Brazil
Serra Grande
AngloGold Ashanti Brasil Mineração
Argentina
Cerro Vanguardia
Geita
Tanzania
Navachab
Namibia
Freda Rebecca
Zimbabwe
Ergo
Republic of South Africa
S A Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
Union Reefs
Tanami
Australia
Boddington
Sunrise Dam
Operations
Sold and/or closed operations

*OPERATIONS AT A GLANCE for the year ended December 31, 2006*

| | Attributable tonnes treated/milled (Mt) | | | Average grade recovered (g/t) | | | Attributable gold production (000oz) | | | Total cash costs ($/oz) [1] | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| **SOUTH AFRICA** | | | | | | | | | | | | |
| *Vaal River* | | | | | | | | | | | | |
| Great Noligwa | 2.4 | 2.3 | 2.4 | 8.08 | 9.30 | 10.38 | 615 | 693 | 795 | 260 | 264 | 231 |
| Kopanang | 2.0 | 2.0 | 2.0 | 7.01 | 7.38 | 7.37 | 446 | 482 | 486 | 291 | 277 | 281 |
| Tau Lekoa | 1.5 | 2.1 | 2.4 | 3.76 | 3.96 | 3.87 | 176 | 265 | 293 | 438 | 410 | 370 |
| Surface operations | 7.2 | 5.8 | 6.1 | 0.49 | 0.51 | 0.60 | 113 | 95 | 119 | 283 | 287 | 250 |
| Moab Khotsong [1] | 0.2 | – | – | 6.35 | – | – | 44 | – | – | 659 | – | – |
| *West Wits* | | | | | | | | | | | | |
| Mponeng | 1.9 | 1.7 | 1.7 | 9.93 | 9.15 | 8.14 | 596 | 512 | 438 | 238 | 279 | 322 |
| Savuka | 0.4 | 0.6 | 0.8 | 7.68 | 6.80 | 6.19 | 89 | 126 | 158 | 337 | 430 | 455 |
| TauTona | 2.0 | 1.6 | 1.6 | 10.18 | 9.62 | 10.88 | 474 | 502 | 568 | 270 | 256 | 245 |
| **ARGENTINA** | | | | | | | | | | | | |
| Cerro Vanguardia (92.5 percent) | 0.9 | 0.9 | 0.9 | 7.29 | 7.70 | 7.60 | 215 | 211 | 211 | 223 | 171 | 156 |
| **AUSTRALIA** | | | | | | | | | | | | |
| Sunrise Dam | 4.0 | 3.6 | 3.7 | 3.39 | 3.68 | 3.46 | 465 | 455 | 410 | 333 | 269 | 260 |
| **BRAZIL** | | | | | | | | | | | | |
| AngloGold Ashanti Brasil | | | | | | | | | | | | |
| Mineraçáo [2] | 1.1 | 1.3 | 1.0 | 7.60 | 7.27 | 7.85 | 242 | 250 | 240 | 207 | 169 | 133 |
| Serra Grande (50 percent) | 0.4 | 0.4 | 0.4 | 7.51 | 7.93 | 7.80 | 97 | 96 | 94 | 196 | 158 | 134 |
| **GHANA** | | | | | | | | | | | | |
| Bibiani [3] [5] | 2.1 | 2.4 | 1.7 | 0.55 | 1.46 | 1.93 | 37 | 115 | 105 | 432 | 305 | 251 |
| Iduapriem [3] [5] | 3.0 | 3.2 | 2.2 | 1.74 | 1.71 | 1.72 | 167 | 174 | 125 | 413 | 348 | 303 |
| Obuasi [2] [5] | 6.2 | 4.7 | 2.6 | 4.39 | 4.77 | 3.08 | 387 | 391 | 255 | 397 | 345 | 305 |
| **GUINEA** | | | | | | | | | | | | |
| Siguiri (85 percent) [4] [5] | 7.0 | 5.8 | 2.6 | 1.08 | 1.21 | 1.10 | 256 | 246 | 83 | 398 | 301 | 443 |
| **MALI** | | | | | | | | | | | | |
| Morila (40 percent) | 1.7 | 1.5 | 1.4 | 3.88 | 5.41 | 4.57 | 207 | 262 | 204 | 266 | 191 | 196 |
| Sadiola (38 percent) | 1.8 | 1.9 | 2.0 | 3.22 | 2.73 | 2.77 | 190 | 168 | 174 | 268 | 265 | 242 |
| Yatela (40 percent) [6] | 1.3 | 1.3 | 1.1 | 4.12 | 2.99 | 3.41 | 141 | 98 | 97 | 241 | 263 | 255 |
| **NAMIBIA** | | | | | | | | | | | | |
| Navachab | 1.5 | 1.2 | 1.3 | 1.81 | 2.05 | 1.59 | 86 | 81 | 66 | 349 | 321 | 348 |
| **TANZANIA** | | | | | | | | | | | | |
| Geita [7] | 5.7 | 6.1 | 4.8 | 1.68 | 3.14 | 3.74 | 308 | 613 | 570 | 630 | 298 | 250 |
| **UNITED STATES OF AMERICA** | | | | | | | | | | | | |
| Cripple Creek & Victor [6] | 21.8 | 19.2 | 18.2 | 0.54 | 0.62 | 0.61 | 283 | 330 | 329 | 248 | 230 | 220 |
| **ZIMBABWE** | | | | | | | | | | | | |
| Freda-Rebecca [5][8] | – | – | 0.1 | - | – | 1.66 | – | – | 9 | – | – | 417 |

*Table includes equity accounted joint ventures.*

(1)     *Attributable production at Moab Khotsong yielded 29,862 ounces which was capitalized against pre-production costs.*
(2)     *The yield of AngloGold Ashanti Brasil Mineraçáo and Obuasi represents underground operations.*
(3)     *The yield of Bibiani and Iduapriem represents open-pit operations.*
(4)     *The yield at Siguiri arises from the open-pit operations in 2006 and 2005 and the heap leach operation in 2004.*
(5)     *Interest acquired April 26, 2004 with reporting from May 1, 2004.*
(6)     *The yield at Yatela and Cripple Creek & Victor Joint Venture reflects recoverable gold placed/tonnes placed.*
(7)     *50 percent holding to April 26, 2004 and 100 percent from this date.*
(8     *Freda-Rebecca was sold effective September 1, 2004.*

***SOUTH AFRICA***

**Location:** AngloGold Ashanti's South Africa region includes seven underground operations located in two geographic areas on the Witwatersrand Basin. These are:

- the **Vaal River area**, near Klerksdorp and Orkney, in the North West Province and Free State, where the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong (which remains under development) mines are located; and
- the **West Wits area**, near Carletonville, straddling the North West Province and Gauteng, where the Mponeng, TauTona and Savuka mines are located.

The group's surface metallurgical reclamation operation, **Ergo**, located near Johannesburg in the province of Gauteng ceased production in 2005, and is currently being closed in terms of environmental legislation, a process that is expected to take some years to complete.


Vaal River Operations
Great Noligwa
Kopanang
Tau Lekoa
Moab Khotsong
West Wits Operations
Savuka
TauTona
Mponeng
N
Gauteng
Pretoria
Johannesburg
North West
Carletonville
Klerksdorp
Ergo
Welkom
Free State
Bloemfontein
Durban
SOUTH AFRICA
Operations
Sold and/or closed operations
Cape Town
0
400km

**Geology**: The Witwatersrand Basin comprises a six-kilometer thick sequence of interbedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometers north-east/south-west and 100 kilometers north-west/south-east on the Kaapvaal Craton. The upper portion of the basin, which contains the orebodies, crops out at its northern extent near Johannesburg. Further west, south and east the basin is overlain by up to four kilometers of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be in the order of 2.7 to 2.8 billion years old.

Gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, generally less than two meters thick, and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralization in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates, but increasingly an epigenetic origin theory is being supported. Nonetheless, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

**Operating performance:** Production declined 5 percent from 2.676 million ounces in 2005 to 2.554 million ounces in 2006, (2004: 2.857 million ounces). Total cash costs improved from $291 per ounce in 2005 to $286 per ounce in 2006, as a result of a weakening of the rand and cost savings initiatives in the region (2004: $284 per ounce).

Cost savings of $50 million were recorded for the year, primarily as a result of operational efficiencies, improved procurement practices and restructuring of both the Savuka and Tau Lekoa. The restructuring involved the combining of the management of the mine Savuka with Mponeng and Tau Lekoa with Kopanang and with both mines being optimized from a production point of view where volumes were reduced to support the cost saving initiatives.

Great Noligwa and Moab Khotsong together produced 1.38 million pounds of uranium oxide in 2006.

Capital expenditure in 2006 amounted to $321 million, 7 percent lower than that of 2005 at $347 million (2004: $333 million), with ore reserve development representing 58 percent of this amount, expansion capital representing 21 percent and stay-in-business capital representing 21 percent. Major components of the expansion capital included the completion and commissioning of the Moab Khotsong mine, the deepening project at Mponeng and the acceleration of the uranium plant upgrade in Vaal River.

- **Vaal River operations**

**Description:** AngloGold Ashanti's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin and comprise four operating mines, Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities and are able to treat between 180,000 and 420,000 tonnes of ore per month.

Although the Vaal River operations produce uranium oxide as a by-product of the production of gold, the value is not significant relative to the value of gold produced.

**Location:** The Vaal River operations are located near the towns of Klerksdorp and Orkney in North West and Free State Provinces.

**Geology:** In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef:

- The Vaal Reef contains approximately 85 percent of the reserve tonnage with mining grades between 10 and 20g/t and comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.
- The VCR has a lower grade than the Vaal Reef, and contains approximately 15 percent of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area and can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp SuperGroup and the underlying sediments of the Witwatersrand SuperGroup which creates a distinctive seismic reflector. The VCR is located up to one kilometer above the Vaal Reef.
- The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 meters above the Vaal Reef. It has less than 1 percent of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

**Vaal River – Summary of metallurgical operations**

| | West GP | East Gold Acid and Float Plant | Noligwa GP | Mispah GP | Kopanang GP |
|---|---|---|---|---|---|
| **Gold plants** | | | | | |
| Capacity (000 tonnes/month) | 180 | 309 | 263 | 140 | 420 |
| Technology | ROM mills (2), ball mill, cyanide, CIL, elution, electro-winning | cyanide, Pumpcell, elution, electro-winning | ROM (2), cyanide, CIP, elution, electro-winning | ROM, Cyanide, CIP, elution, electro-winning | ROM mills (6), cyanide, CIP, elution, electro-winning |
| **Uranium plants** | | | | | |
| Capacity (000 tonnes/month) | – | – | 263 | | |
| **Pyrite flotation plants** | | | | | |
| Capacity (000 tonnes/month) | – | 250 | 145 | | |
| **Sulphuric acid plants** | | | | | |
| Production (tonnes/month) | – | 7,500 | – | | |

**Operating and production data for Vaal River operations**

| | Great Noligwa | Kopanang | Tau Lekoa | Moab Khotsong[3] |
|---|---|---|---|---|
| **2006** | | | | |
| Pay limit (oz/t) | 0.28 | 0.32 | 0.14 | 1.50 |
| Pay limit (g/t) | 9.57 | 10.92 | 4.85 | 51.44 |
| Recovered grade (oz/t) | 0.236 | 0.204 | 0.110 | 0.185 |
| Recovered grade (g/t) | 8.08 | 7.01 | 3.76 | 6.35 |
| Gold production (000 oz) | 615 | 446 | 176 | 44 |
| Total cash costs ($/oz) [1] | 260 | 291 | 438 | 659 |
| Total production costs ($/oz) [1] | 374 | 377 | 693 | 1,136 |
| Capital expenditure ($ million) | 49 | 41 | 11 | 83 |
| Employees [2] | 5,883 | 5,360 | 2,514 | 1,539 |
| Outside contractors [2] | 696 | 455 | 379 | 1,365 |
| **2005** | | | | |
| Pay limit (oz/t) | 0.39 | 0.39 | 0.19 | - |
| Pay limit (g/t) | 13.24 | 13.25 | 6.23 | - |
| Recovered grade (oz/t) | 0.271 | 0.215 | 0.116 | - |
| Recovered grade (g/t) | 9.30 | 7.38 | 3.96 | - |
| Gold production (000 oz) | 693 | 482 | 265 | - |
| Total cash costs ($/oz) [1] | 264 | 277 | 410 | - |
| Total production costs ($/oz) [1] | 354 | 363 | 555 | - |
| Capital expenditure ($ million) | 43 | 41 | 15 | 94 |
| Employees [2] | 5,704 | 5,506 | 3,021 | 1,320 |
| Outside contractors [2] | 1,152 | 524 | 1,084 | 1,201 |
| **2004** | | | | |
| Pay limit (oz/t) | 0.48 | 0.43 | 0.20 | - |
| Pay limit (g/t) | 14.36 | 14.52 | 6.81 | - |
| Recovered grade (oz/t) | 0.303 | 0.215 | 0.113 | - |
| Recovered grade (g/t) | 10.38 | 7.37 | 3.87 | - |
| Gold production (000 oz) | 795 | 486 | 293 | - |
| Total cash costs ($/oz) [1] | 231 | 281 | 370 | - |
| Total production costs ($/oz) [1] | 268 | 325 | 444 | - |
| Capital expenditure ($ million) | 36 | 38 | 25 | 80 |
| Employees [2] | 6,192 | 5,758 | 3,398 | 1,066 |
| Outside contractors [2] | 908 | 554 | 854 | 808 |

(1)    *Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
(2)    *Average for the year.*
(3)    *Commercial production commenced on January 1, 2006.*

**Operating performance:**

**Great Noligwa**: In 2006, production declined by 11 percent to 615,000 ounces from 693,000 produced in 2005 (2004: 795,000) due primarily to a 13 percent yield decline, from 9.3g/t in 2005 to 8.08g/t in 2006 (2004: 10.38g/t). Total cash costs rose by 5 percent in rand terms to R56,390 per kilogram from R53,868 per kilogram in 2005, due to lower gold production (2004: R47,820 per kilogram). The continued focus on cost savings helped to limit the effect of reduced production on the operation's costs. In dollar terms, total cash costs improved by 1 percent to $260 per ounce in 2006 from $264 per ounce in 2005 (2004: $231 per ounce). Capital expenditure at $49 million was 14 percent higher than the $43 million spent in 2005 (2004: $36 million), mainly as a consequence of the acceleration of a plan to upgrade the operation's uranium plant.

**Kopanang:** In 2006, production declined by 7 percent to 446,000 ounces from 482,000 ounces produced in 2005 (2004: 486,000 ounces) as a result of a lower mine call factor and a 5 percent decline in yield from 7.38g/t in 2005 to 7.01g/t in 2006 (2004: 7.37g/t). Consequently, total cash costs increased by 6 percent to $291 per ounce in 2006, from $277 per ounce in 2005 (2004: $281 per ounce). Total cash costs, in rand terms, rose by 11 percent to R62,908 per kilogram from R56,427 per kilogram in 2005. Capital expenditure of $41 million was unchanged from that of 2005 (2004: $38 million).

**Tau Lekoa**: Tau Lekoa was downscaled in 2006 in order to return the operation to profitability in a rising gold price environment. As a result, production in 2006 declined by 34 percent from 265,000 ounces produced in 2005 to 176,000 ounces produced in 2006 (2004: 293,000 ounces).

Consequently, total cash costs increased by 7 percent from $410 per ounce in 2005 to $438 per ounce in 2006 (2004: $370 per ounce) and in rand terms, total cash costs, increased by 12 percent to R94,365 per kilogram in 2006 from R83,885 per kilogram in 2005 (2004: R76,428 per kilogram). Capital expenditure at $11 million declined by 27 percent on 2005's spend of $15 million (2004: $25 million).

**Moab Khotsong** commenced commercial production in January 2006 and the operation was marked by the high total cash costs and low volumes typical of a deep-level underground operation's start-up phase. In 2006, production was 44,000 ounces and total cash costs were $659 per ounce or R142,364 per kilogram. Capital expenditure of $83 million in 2006 was 12 percent lower than the spend in 2005 of $94 million (2004: $80 million).

**Growth prospects:** In 2007, production at **Moab Khotsong** is expected to increase to some 80,000 ounces and total cash costs should decline accordingly as this operation builds up to full production, likely in 2012.

- **West Wits operations**

**Description**: The West Wits operations comprise Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These plants comprise crushers, mills, CIP and zinc precipitation and smelting facilities.

**Location:** The West Wits operations are located near the town of Carletonville in North West Province, south-west of Johannesburg, straddling the boundary with Gauteng.

**Geology**: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 to 900 meters, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs whereas Mponeng only mines the VCR. The structure is relatively simple; faults of greater than 70 meters are rare. The CLR consists of one or more conglomerate units and varies from several centimeters to more than three meters in thickness. Regionally, the VCR dips at approximately 21 degrees but may vary between 5 and 50 degrees, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimeters to more than three meters in thickness.

**West Wits – Summary of metallurgical operations**

|  | Mponeng | Savuka |
|---|---|---|
| **Gold plants** | | |
| Capacity (000 tonnes/month) | 160 | 280 |
| Technology | ROM mills (3), cyanide, CIL, elution, electro-winning | crushers, tube mills, ball mills, cyanide, Pumpcell |

**Operating and production data for West Wits operations**

|  | Mponeng | TauTona | Savuka |
|---|---|---|---|
| **2006** | | | |
| Pay limit (oz/t) | 0.23 | 0.53 | 0.31 |
| Pay limit (g/t) | 7.74 | 18.25 | 10.75 |
| Recovered grade (oz/t) | 0.290 | 0.297 | 0.224 |
| Recovered grade (g/t) | 9.93 | 10.18 | 7.68 |
| Gold production (000 oz) | 596 | 474 | 89 |
| Total cash costs ($/oz) [1] | 238 | 270 | 337 |
| Total production costs ($/oz) [1] | 374 | 411 | 359 |
| Capital expenditure ($ million) | 48 | 70 | 2 |
| Employees [2] | 4,760 | 4,164 | 975 |
| Outside contractors [2] | 524 | 1,002 | 65 |
| **2005** | | | |
| Pay limit (oz/t) | 0.34 | 0.72 | 0.45 |
| Pay limit (g/t) | 11.53 | 24.43 | 15.18 |
| Recovered grade (oz/t) | 0.267 | 0.281 | 0.198 |
| Recovered grade (g/t) | 9.15 | 9.62 | 6.80 |
| Gold production (000 oz) | 512 | 502 | 126 |
| Total cash costs ($/oz) [1] | 279 | 256 | 430 |
| Total production costs ($/oz) [1] | 383 | 388 | 524 |
| Capital expenditure ($ million) | 47 | 74 | 6 |
| Employees [2] | 4,897 | 4,459 | 2,178 |
| Outside contractors [2] | 677 | 996 | 147 |
| **2004** | | | |
| Pay limit (oz/t) | 0.41 | 0.73 | 0.44 |
| Pay limit (g/t) | 13.71 | 24.47 | 14.89 |
| Recovered grade (oz/t) | 0.237 | 0.317 | 0.181 |
| Recovered grade (g/t) | 8.14 | 10.88 | 6.19 |
| Gold production (000 oz) | 438 | 568 | 158 |
| Total cash costs ($/oz) [1] | 322 | 245 | 455 |
| Total production costs ($/oz) [1] | 393 | 319 | 639 |
| Capital expenditure ($ million) | 62 | 65 | 8 |
| Employees [2] | 5,164 | 4,673 | 3,001 |
| Outside contractors [2] | 712 | 825 | 228 |

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[2] Average for the year.

**Operating performance:**

**Mponeng:** During 2006, yield rose to 9.93g/t from 9.15g/t in 2005 (2004: 8.14g/t). As a result of the higher volumes and improved yield, gold production increased by 16 percent from 512,000 ounces in 2005 to 596,000 ounces in 2006 (2004: 438,000 ounces). Consequently, total cash costs declined by 15 percent to $238 per ounce from $279 per ounce in 2005 (2004: $322 per ounce). In local currency terms, total cash costs were at R51,666 per kilogram, 9 percent down on 2005 total cash costs of R57,084 per kilogram as a result of the higher volumes and improved yield aided by the benefit of the cost savings initiatives undertaken in the beginning of the year. Capital expenditure increased marginally from $47 million in 2005 to $48 million in 2006 (2004: $62 million).

**TauTona:** During 2006, production declined by 6 percent to 474,000 ounces from 502,000 ounces produced in 2005, due to planned lower volumes mined and seismicity concerns in the first and fourth quarters of 2006 (2004: 568,000 ounces). Total cash costs rose by 5 percent to $270 per ounce from $256 per ounce in 2005 (2004: $245 per ounce). In rand terms, total cash costs increased by 12 percent to R58,631 per kilogram. Capital expenditure at $70 million was 5 percent lower than the spend in 2005 of $74 million (2004: $65 million).

**Savuka:** While it had been reported in 2005 that Savuka had entered an accelerated closure mode, the strength of the gold price in 2006 instead resulted in the implementation of a restructuring plan and the operation's life has been extended at a lower production rate.

Management of Savuka is now included under that of the neighboring Mponeng mine. Production for 2006 totaled 89,000 ounces which, although 29 percent less than the 126,000 ounces produced in 2005, was 535 percent more than had been planned (2004: 158,000). The overall grade for the year increased from 6.80g/t achieved in 2005 to 7.68g/t achieved in 2006 (2004: 6.19g/t).

In local currency, total cash costs decreased 16 percent from R87,200 per kilogram in 2005, to R73,055 per kilogram in 2006, while in dollar terms, cash costs were down 22 percent to $337 per ounce from $430 per ounce in 2005 (2004: $455 per ounce). Capital expenditure for 2006 was minimal at $2 million compared with 2005's capital expenditure of $6 million (2004: $8 million).

**Growth prospects:**

**Mponeng VCR below 120 project:** This project consists of four parallel declines sunk from the 120 level to gain access to the VCR reef on levels 123 and 126. The declines will be equipped with a conveyor belt, monorail and chairlift to service the new mining areas. The project, from which production is expected to commence in 2013, is expected to produce 2.5 million ounces of gold over a period of ten years, at a capital cost of $252 million, and is expected to extend the life of the mine by approximately eight years. Construction will begin in early 2007.

**TauTona CLR below 120 level project:** The CLR reserve block below 120 level is being accessed via a twin decline system into its geographical centre, down to 128 level. The project, from which production is expected to commence in 2008, is expected to produce 2.6 million ounces of gold over a period of nine years (2009 to 2017), at a capital cost of $168 million. Of this, $56 million has been spent to date.

**TauTona CLR shaft pillar extraction project**: This project allows for stoping operations up to the infrastructural zone of influence. The project, from which production commenced in 2004, is expected to produce 534,000 ounces of gold over a period of six years (2004 to 2009), at a capital cost of $45 million (converted at the 2005 closing exchange rate), most of which has been committed.

**VCR pillar project:** This project aims to access the VCR pillar area situated outside the zone of influence (top and eastern block). The project, from which production commenced in 2005, is expected to produce 200,000 ounces of gold over a period of eight years (2005 to 2012), at a capital cost of $19 million (at the 2005 closing exchange rate). Of this, $11 million has been spent to date.

*ARGENTINA*

AngloGold Ashanti has a single operation in Argentina, the **Cerro Vanguardia** mine. This operation was acquired as part of the Minorco transaction effective March 31, 1999, at which time AngloGold held a 46.25 percent stake. AngloGold Ashanti has a 92.5 percent interest in the Cerro Vanguardia mine following the acquisition of an additional 46.25 percent in July 2002, while the Santa Cruz Province has a 7.5 percent interest.

**Description**: Cerro Vanguardia consists of multiple small open-pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver, which is produced as a by-product.

Throughput has increased steadily since the first gold was poured in September 1998, from an original design capability of 1,800 tpd to the present level of 2,700 tpd. Cerro Vanguardia's lease area is 514 square kilometers.



**Location**: The Cerro Vanguardia operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.

**Geology**: The oldest rocks in this part of Patagonia are metamorphics of the Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens and are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000 square kilometers. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralization at Cerro Vanguardia occurs within a vertical range of about 150 to 200 meters in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing - one set strikes about N40W and generally dips 65 to 90 degrees to the east; while the other set strikes about N75W and the veins dip 60 to 80 degrees to the south.

The veins are typical of epithermal, low-temperature, adularia-sericite character and consist primarily of quartz in several forms: as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidized to limonite. The veins show sharp contacts with the surrounding ignimbrite which hosts narrow stockwork zones that are weakly mineralized and appear to have been cut by a sequence of north-east-trending faults that have southerly movement with no appreciable lateral displacement.

**Cerro Vanguardia – Summary of metallurgical operations**

| **Gold plants** | |
|---|---|
| Capacity (000 tonnes/month) | 82 |
| Technology | Crushers, scrubber, ball mill, CCD, leach in cyanide, CIL, elution, zinc-precipitation, electro-winning |

**Operating and production data for Cerro Vanguardia**

|  | **2006** | **2005** | **2004** |
|---|---|---|---|
| Pay limit (oz/t) | 0.13 | 0.12 | 0.12 |
| Pay limit (g/t) | 4.56 | 4.02 | 4.05 |
| Recovered grade (oz/t) | 0.213 | 0.225 | 0.222 |
| Recovered grade (g/t) | 7.29 | 7.70 | 7.60 |
| Gold production (000 oz) 100 percent | 232 | 228 | 229 |
| Gold production (000 oz) 92.50 percent | 215 | 211 | 211 |
| Total cash costs ($/oz) [1] | 223 | 171 | 156 |
| Total production costs ($/oz) [1] | 372 | 270 | 284 |
| Capital expenditure ($ million) 100 percent | 19 | 15 | 13 |
| Capital expenditure ($ million) 92.50 percent | 18 | 14 | 12 |
| Employees [2] | 623 | 487 | 389 |
| Outside contractors [2] | 283 | 459 | 402 |

[1] Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

[2] Average for the year.

**Operating performance:** At **Cerro Vanguardia** attributable gold production in 2006 increased by 2 percent to 215,000 ounces from 211,000 ounce produced in 2005 (2004: 211,000 ounces). While the yield varied over the course of the year as anticipated, the average grade in 2006 was 7.29g/t compared with an average grade of 7.7g/t in 2005 (2004: 7.60g/t). Ore throughput increased 8 percent to 1 million tonnes in 2006. Total cash costs rose by 30 percent to $223 per ounce from $171 per ounce in 2005 (2004: $156 per ounce), mainly as a result of higher local inflation and increases in both commodity prices and mine maintenance costs. The higher mine maintenance costs were associated with a programme undertaken in 2006 to improve the availability of mine equipment.

Capital expenditure for the year amounted to $18 million, 29 percent higher than the $14 million spent in 2005 (2004: $12 million). The increase in expenditure was mainly due to the purchase of new and replacement mine equipment and expenditures related to the heap leaching project currently underway.

**Growth prospects:** During 2006, Cerro Vanguardia began an accelerated four-year brownfields exploration programme, the focus of which is shallow, high grade mineral resources. Results have so far been encouraging, with 39,000 meters of reverse circulation drilling and 14,000 meters of diamond drilling completed in 2006. Since 1998, Cerro Vanguardia has been stockpiling low-grade material with the intention of treating it through an industrial-size heap-leach operation. As of December 2006, 9.5 million tonnes of this material had been stockpiled and a study to confirm the viability of the heap-leach pad was also initiated in 2006 and is ongoing.

***AUSTRALIA***

AngloGold Ashanti has two mines in Australia, **Sunrise Dam** and **Boddington,** both located in the western part of the country. The Sunrise Dam mine is 100 percent owned by AngloGold Ashanti, while the Boddington project, which is currently under construction and in which AngloGold Ashanti holds 33.33 percent equity, is a joint venture with Newmont Mining Corporation.



Darwin
Union Reefs
Tanami
Tanami
Northern Territory
Western Australia
Laverton
Kalgoorlie
Perth
Sunrise Dam
Boddington
Adelaide
Brisbane
Canberra
Sydney
Melbourne
Tasmania
Operations
Sold and/or closed operations
0
800km
N


**Australia – Summary of metallurgical operations**

| | Sunrise Dam | Boddington |
|---|---|---|
| **Gold plants** | | ***Under construction*** |
| Capacity (000 tonnes/month) | 300 | 3,000 |
| Technology | crushers,<br>ball mill,<br>gravity concentrate,<br>CIL,<br>elution,<br>electro-winning | crushers,<br>HBDI, ball mill, floatation gravity concentrate, CIL, elution, electro-winning |

- **Sunrise Dam**

**Description**: Sunrise Dam comprises a large open-pit and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

**Location**: Sunrise Dam gold mine lies some 220 kilometers north-northeast of Kalgoorlie and 55 kilometers south of Laverton in Western Australia.

**Geology**: Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittleductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

**Operating and production data for Sunrise Dam**

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.05 | 0.07 | 0.07 |
| Pay limit (g/t) | 1.64 | 2.27 | 2.14 |
| Recovered grade (oz/t)[2] | 0.099 | 0.107 | 0.110 |
| Recovered grade (g/t)[2] | 3.39 | 3.68 | 3.46 |
| Gold production (000 oz) | 465 | 455 | 410 |
| Total cash costs ($/oz)[1] | 333 | 269 | 260 |
| Total production costs ($/oz)[1] | 406 | 367 | 337 |
| Capital expenditure ($ million) | 24 | 34 | 25 |
| Employees[3] | 99 | 95 | 88 |
| Outside contractors[3] | 283 | 280 | 268 |

(1)    Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2)    Open-pit operations
(3)    Average for the year.

**Operating performance:** Production increased slightly in 2006 to 465,000 ounces from 455,000 ounces in 2005 (2004: 410,000 ounces) primarily due to the operation's highest-ever quarterly production of 153,000 ounces in the final quarter, when mining concentrated, as planned, on the high-grade GQ lode in the open pit. Mining from the known underground reserves increased, especially in the Sunrise and Western Shear zones. Gold production from the underground mine was 67,000 ounces. Record throughput was achieved in the process plant as a result of additional crushing and grinding circuit optimization. Recovered grade from open-pit operations declined marginally to 3.39g/t compared with 3.68g/t recovered in 2005 (2004: 3.46g/t). Total cash costs increased to $333 per ounce from $269 per ounce in 2005 primarily as a result of increased diesel fuel prices and mining contractor rates (2004: $260 per ounce).

Progress continued on the Sunrise Dam underground development.  Capital expenditure amounted to $24 million compared with $34 million in 2005 (2004: $25 million)

**Growth prospects:** The underground mining project involves the development of two declines and 125,000 meters of drilling from surface and underground. These declines have been developed in the vicinity of defined underground reserves, which are now being mined. They have also provided access for underground drilling.

• **Boddington (attributable 33.33 percent)**

**Description***:*  The former dominantly oxide open-pit operation closed at the end of 2001. Following Newmont's purchase of Newcrest's share of the project in March of 2006, Newmont holds a 66.66 percent share in the project and AngloGold Ashanti a 33.33 percent share.

**Location**: The operation is located approximately 100 kilometers south-east of Perth.

**Geology***:* Boddington is located in the Saddleback Greenstone Belt, a northwest-trending fault-bounded silver of greenstones about 50 kilometers long and eight kilometers wide within the Archaean Yilgarn Craton. The Boddington resource is located within a six kilometer strike length and consists of felsic to intermediate volcanics and related intrusives. The resource is subdivided into Wandoo South and Wandoo North. Wandoo South is centered on a composite diorite stock with five recognizable intrusions. Wandoo North is dominated by diorites with lesser fragmental volcanic rocks.

**Operating and production data for Boddington**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | – | – | – |
| Pay limit (g/t) | – | – | – |
| Recovered grade (oz/t) | – | – | – |
| Recovered grade (g/t) | – | – | – |
| Gold production (000 oz) 100 percent | – | – | – |
| Gold production (000 oz) 33.33 percent | – | – | – |
| Total cash costs ($/oz) [1] | – | – | – |
| Total production costs ($/oz) [1] | – | – | – |
| Capital expenditure ($ million) 100 percent | 180 | 12 | 8 |
| Capital expenditure ($ million) 33.33 percent | 60 | 4 | 3 |
| Employees [2] | 12 | 18 | 12 |
| Outside contractors [2] | 85 | 48 | 33 |

(1)   Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2)   Average for the year.

**Operating performance and Growth prospects:** In March 2006 the Boddington expansion project was approved.  On a 100 percent project basis, approximately $669 million of a total budget of $1.35 billion to $1.5 billion had been committed by the end of 2006. Based on the current mine plan, mine life is estimated to be approximately 17 years, with attributable life of mine gold production totaling 4.7 million ounces of gold.

Capital expenditure for 2007 is expected to be approximately $312 million for the project. At the end of 2006, engineering was approximately 42 percent complete, and site construction had begun. The project is on schedule to start up early 2009.

### *BRAZIL*

AngloGold Ashanti's operations in Brazil were acquired as part of the Minorco transaction effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti Brasil Mineração and a 50 percent interest in Serra Grande. In 2006, these mines together produced 339,000 attributable ounces of gold at total cash costs of $207 per ounce and $196 per ounce, respectively.

**Brazil – Summary of metallurgical operations**

| | AngloGold Ashanti Mineração | | Serra Grande |
|---|---|---|---|
| | Cuiabá | Raposos | |
| **Gold plants** | | | |
| Capacity (000 tonnes/month) | 70 | 24 | 66 |
| Technology | crushers, ball mill, gravity concentration, flotation, roaster; acid plant, calcine leach, Gold CCD, CIP, elution, zinc-precipitation, refinery. | crushers, ball mill, gravity concentration, cyanideleach, CIP, zinc-precipitation refinery | crushers, ball mill, gravity concentration, cyanide, rotary filters, zinc-precipitation, |

**AngloGold Ashanti Brasil Mineração**

**Description**: Since the closing of the Mina Velha underground mine in 2003 and the Engenho D'Água open-pit in 2004, ore is now sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do Sítio heap-leach operation. In January 2005, the board approved a major expansion at Cuiabá.

**Location**: AngloGold Ashanti Brasil Mineração has mining rights over 30,698 hectares in the state of Minas Gerais, in south-eastern Brazil. The AngloGold Ashanti Brasil Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte in the State of Minas Gerais in south-eastern Brazil.


N
Manaus
Belem
Recife
BRAZIL
Salvador
Crixas
Brazilia
Serra Grande
AngloGold Ashanti Brasil Mineração
Belo Horizonte
Rio de Janeiro
Sao Paulo
Operations
0
1000km

**Geology**: The area in which AngloGold Ashanti Brasil Mineração is located is known as the Iron Quadrangle and is host to historic and current gold mining operations, as well as a number of open-pit limestone and iron ore operations. The geology of the Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes. The host to the gold mineralization is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralization associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences. At this mine, structural control and fluids flow ascension are the most important factors for gold mineralization with a common association between large-scale shear zones and their associated structures. Where BIF is mineralized the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

The controlling mineralization structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Brasil Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralization is due to the interaction of low salinity carbon dioxide rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralization consists of pyrrhotite and pyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late-stage fracture fill and is not associated with gold mineralization. Wallrock alteration is typically carbonate, potassic and silicic.

**Operating performance:** Production declined at AngloGold Ashanti Brasil Mineração in 2006 to 242,000 ounces from 250,000 ounces in 2005, when production included some trial mining projects as well as the gold remnants from the clean-up of the old Morro Velho facilities. Total cash costs increased by 22 percent from $169 per ounce in 2005 to $207 per ounce in 2006 (2004: $133 per ounce) due to inflation and the strong real.

**Operating and production data for AngloGold Ashanti Brasil Mineração**

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.09 | 0.11 | 0.11 |
| Pay limit (g/t) | 3.10 | 3.86 | 3.85 |
| Recovered grade (oz/t) [1] | 0.222 | 0.212 | 0.229 |
| Recovered grade (g/t) [1] | 7.60 | 7.27 | 7.85 |
| Gold production (000 oz) | 242 | 250 | 240 |
| Total cash costs ($/oz) [2] | 207 | 169 | 133 |
| Total production costs ($/oz) [2] | 301 | 260 | 200 |
| Capital expenditure ($ million) | 168 | 71 | 32 |
| Employees [3] | 1,546 | 1,363 | 1,222 |
| Outside contractors [3] | 2,065 | 1,234 | 1,021 |

[1]   Recovered grade represents underground operations
[2]   Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
[3]   Average for the year.

**Growth prospects:**

**Cuiabá expansion project:** This project seeks to increase production at the Cuiabá mine from 830,000 tonnes per annum to 1.3 million tonnes and includes the construction of new treatment and tailings storage facilities, roaster, and acid plant at an estimated total capital cost of $180 million. The Cuiabá expansion project is expected to involve the deepening of the mine from 11 level to 21 level and is expected to result in an annual average production increase from 190,000 ounces to 260,000 ounces from the beginning of 2007; in this first operational year of the expansion, production is expected to reach around 300,000 ounces. The project is anticipated to add six years to the life of mine.

**Corrego do Sitio underground sulphides project:** This relates to the potential sulphide ore of the Córrego do Sítio underground orebodies, which consist of Cachorro Bravo, Laranjeira and Carvoaria. This project is expected to produce 1.4 million ounces of gold over 14 years from 6.8 million tonnes of milled ore. Development of a ramp and the exposure of the Cachorro Bravo orebody are underway, as is the development of drives to access the Laranjeira and Carvoaria orebodies.

**Serra Grande (attributable 50 percent)**

**Description**: Serra Grande is co-owned with Kinross Gold Corporation. In terms of the Serra Grande agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50 percent of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova, and one open pit at Mina III, which will begin operation in 2007.

**Location**:  The Serra Grande operations are located 5 kilometers from the city of Crixás in the north-western areas of the Goiás State in central Brazil. Serra Grande controls, or has an interest in, approximately 21,096 hectares in and around the Crixás mining district. .

**Geology**: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil.

The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralization is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6 and 35 degrees. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident.

The Crixás greenstone belt comprises a series of Ardhaean to Palaeoproterozoic metavulcanics, metasediments and basement granitoids stacked within a series of north to north-east transported thrust sheet. Thrusting (d1) was accompanied by significant F1 folding/foliation development and progressive alteration in a brittle-ductile regime. D1 thrusting developed with irregular thrust ramp geometry, in part controlled by concealed early basin faults. The main Crixás orebodies are adjacent to a major north-north-west structural corridor, and up the main fault ramp/corner, to become dispersed to the east and north in zones of foreland thrust flats. Fluid alteration also diminished to the west away from the main fault corner. A series of concealed east-west to north-west-south-east basement block faults may have provided secondary fluid migration, and development of early anti-formal warps in the thrust sheets; these structures probably define the quasi-regular spacing of significant mineralization within the belt. The D1 thrust stack was gently folded by non-cylindrical folds. Gold mineralizing fluids probably migrated during this event, with similar south-south-west to north-north-east migration, and focusing on bedding slip during folding. Gold mineralization became minor and dispersed to the north and east along the formal thrust flat zone. Concentrations of gold along the case of quartz vein may be due to the damming of fluids migrating upward along layering.

**Operating and production data for Serra Grande**

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.09 | 0.09 | 0.09 |
| Pay limit (g/t) | 3.24 | 3.02 | 3.17 |
| Recovered grade (oz/t) | 0.219 | 0.231 | 0.228 |
| Recovered grade (g/t) | 7.51 | 7.93 | 7.80 |
| Gold production (000 oz) 100 percent | 194 | 192 | 187 |
| Gold production (000 oz) 50 percent | 97 | 96 | 94 |
| Total cash costs ($/oz) [1] | 196 | 158 | 134 |
| Total production costs ($/oz) [1] | 278 | 229 | 223 |
| Capital expenditure ($ million) 100 percent | 17 | 13 | 7 |
| Capital expenditure ($ million) 50 percent | 8 | 7 | 4 |
| Employees [2] | 609 | 566 | 514 |
| Outside contractors [2] | 208 | 209 | 196 |

(1)     Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2)     Average for the year.

**Operating performance**: Attributable production at Serra Grande rose from 96,000 ounces in 2005 to 97,000 ounces in 2006 (2004: 94,000 ounces)  The steady appreciation of the Brazilian real, combined with lower grades, resulted in a 24 percent total cash cost increase to $196 per ounce from $158 per ounce in 2005 (2004: $134 per ounce) in spite of stable production.

**Growth prospects**: The Serra Grande brownfields exploration programme is focused on increasing reserves and resources in areas around Mina III, Mina Nova, and the Palmeiras project by means of underground and surface diamond drilling.  A study was carried out in 2006 proving the viability of mining the Mina III open pit, with production expected to begin in mid-2007. Exploration campaigns at the nearby Palmeiras orebody are underway, with results justifying the construction of an exploratory ramp and an underground conceptual study, which is also expected to begin in mid-2007.

### *GHANA*

AngloGold Ashanti's operations in Ghana together produced 592,000 ounces of attributable gold in 2006, at a total cash cost of $404 per ounce.

**Description**: AngloGold Ashanti has two operations in Ghana: the Obuasi mine (which comprises both surface and underground operations) and the Iduapriem mine (open-pit). The Bibiani mine (open-pit with underground development) was sold effective December 28, 2006.



N
Bolgatanga
Tamale
G H A N A
Lake Volta
Bibiani
Kumasi
Obuasi
Tarkwa
Accra
Sekondi Takoradi
Operations
Iduapriem Teberebie
0
300km


**Obuasi**

**Description**: Obuasi is primarily an underground operation, although some surface mining still takes place. Ore is processed by two main treatment plants: the sulphide plant (for underground ore) and the tailings plant (for tailings reclamation operations). A third plant, the oxide plant, is used to batch-treat remnant open-pit ore and stockpiles, of which there are adequate tonnages to keep the plant operational until 2008.

**Location**: The Obuasi mine is located in the Ashanti region in the south of Ghana.

**Geology**: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometers in a north-east/south-west trend in south-western Ghana. Obuasi mineralization is shear-zone related and there are three main structural trends hosting gold mineralization: the Obuasi trend, the Gyabunsu trend and the Binsere trend.

Two main ore types are mined:

- quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine-grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and
- sulphide ore which is characterized by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine-grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

**Ghana – Summary of metallurgical operations**

| | Obuasi | | | Bibiani | Iduapriem |
|---|---|---|---|---|---|
| | **Sulphide Treatment Plant** | **Tailings Treatment Plant** | **Oxide Treatment Plant** | | |
| **Gold plants** | | | | | |
| Capacity (000 tonnes/month) | 200 | 200 | 150 | 225 | 375 |
| Technology | BIOX process, cyanide leaching, CIL, electro-winning | CIL, ball mills, cyanide leaching, electro-winning | CIL, mill, cyanide leaching, electro-winning | CIL, | Crushing, SAG milling, ball milling, cyanide leach, CIP, elution, Electro-winning |

**Operating and production data for Obuasi**

| | 2006 | 2005 | [1] 2004 |
|---|---|---|---|
| Pay limit (oz/t) [2] | 0.229 | 0.177 | 0.188 |
| Pay limit (g/t) | 7.13 | 6.06 | 6.43 |
| Recovered grade (oz/t) [2] | 0.128 | 0.139 | 0.154 |
| Recovered grade (g/t) | 4.39 | 4.77 | 5.27 |
| Gold production (000 oz) | 387 | 391 | 255 |
| Total cash costs ($/oz) [3] | 397 | 345 | 305 |
| Total production costs ($/oz) [3] | 638 | 532 | 443 |
| Capital expenditure ($ million) | 91 | 78 | 32 |
| Employees [4] | 5,629 | 5,852 | 6,029 |
| Outside contractors [4] | 2,210 | 2,443 | 718 |

(1)    For the eight months from May.
(2)    Pay limits and recovered grade refer to underground ore resources
(3)    Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.:
         Operating results – Total cash costs and total production costs".
(4)    Average for the period.

**Operating performance**: After three quarters of declining yields, Obuasi reported higher grades in the fourth quarter and ended the year with production of 387,000 ounces slightly below the production in 2005 of 391,000 ounces (2004: 255,000 ounces). Increased treatment of lower-grade ore throughout the year meant that yield in 2006 was 4.39g/t compared with 4.77g/t in 2005 (2004: 5.27g/t), pushing up total cash costs by 15 percent to $397 per ounce from $345 per ounce in 2005 (2004: $305 per ounce).

**Growth prospects**: The full development of the deep-level ore deposits at the Obuasi mine has the potential to extend the life of mine by 35 years.

**Bibiani**

Bibiani in Ghana produced less than 1 percent of AngloGold Ashanti's production in 2006. This tailings only operation was sold to Central African Gold plc effective December 28, 2006. AngloGold Ashanti expects to replace Bibiani's production from its other Ghanaian operations.

**Operating and production data for Bibiani**

| | [5] 2006 | 2005 | [1] 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.030 | 0.020 | 0.020 |
| Pay limit (g/t) | 0.83 | 0.70 | 0.70 |
| Recovered grade (oz/t) [2] | 0.016 | 0.042 | 0.056 |
| Recovered grade (g/t) [2] | 0.55 | 1.55 | 1.93 |
| Gold production (000 oz) | 37 | 115 | 105 |
| Total cash costs ($/oz) [3] | 432 | 305 | 251 |
| Total production costs ($/oz) [3] | 594 | 522 | 400 |
| Capital expenditure ($ million) | - | 7 | 7 |
| Employees [4] | 211 | 462 | 479 |
| Outside contractors [4] | 142 | 140 | 392 |

(1)    For the eight months from May 2004.
(2)    Recovered grade represents open pit operations in 2004 and 2005 and surface and dump reclamation in 2006.
(3)    Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.:
         Operating results – Total cash costs and total production costs".
(4)    Average for the period.
(5)    For the eleven months from January 2006 to November 2006.

**Iduapriem (attributable 85 percent)**

**Description**: AngloGold Ashanti has an 80 percent interest in the Iduapriem gold mine (the remaining 20 percent is owned by the International Finance Corporation) and a 90 percent interest in the Teberebie gold mine (the government of Ghana has the remaining 10 percent interest in Teberebie). The combined AngloGold Ashanti interest is 85 percent. The Iduapriem and Teberebie properties are adjacent to each other and are part of the Tarkwaian goldfields.

**Location**: Iduapriem mine is located in the western region of Ghana, some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south-west of Tarkwa.

**Geology**: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralization is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

**Operating and production data for Iduapriem**

|  | 2006 | 2005 | [(1)] 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.05 | 0.023 | 0.022 |
| Pay limit (g/t) | 1.60 | 0.72 | 0.76 |
| Recovered grade (oz/t) [(2)] | 0.051 | 0.050 | 0.050 |
| Recovered grade (g/t) [(2)] | 1.74 | 1.71 | 1.72 |
| Gold production (000 oz) 100 percent | 196 | 205 | 147 |
| Gold production (000 oz) 85 percent | 167 | 174 | 125 |
| Total cash costs ($/oz) [(3)] | 413 | 348 | 303 |
| Total production costs ($/oz) [(3)] | 544 | 477 | 448 |
| Capital expenditure ($ million) 100 percent | 6 | 5 | 4 |
| Capital expenditure ($ million) 85 percent | 5 | 4 | 3 |
| Employees [(4)] | 668 | 698 | 709 |
| Outside contractors [(4)] | 583 | 585 | 597 |

(1)     For the eight months from May 2004.
(2)     Recovered grade represents open pit operations.
(3)     Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(4)     Average for the period.

**Operating performance**: In 2006, attributable gold production at Iduapriem decreased by 4 percent to 167,000 ounces from the 174,000 ounces produced during 2005 (May to December 2004: 125,000 ounces). Recovered grade increased to 1.74g/t in 2006 from 1.71g/t in 2005 (2004: 1.72g/t). The decline in production was as a result of a series of mill and crusher breakdowns that affected the operation during the first two quarters of the year. Total cash costs increased by 19 percent from $348 per ounce in 2005 to $413 per ounce in 2006 (2004: $303 per ounce) due to the decline in production and inflation-drive increases in operation costs.

Attributable capital expenditure at $5 million was marginally higher than the $4 million spend in 2005 (2004: $3 million) and was spent mainly on the commencement of a plant expansion project and general stay-in-business expenditure.

**Growth prospects**: A plant expansion project to increase treatment capacity from 3.7 to 4.3 million tonnes a year began in the fourth quarter of 2006. The expansion is expected to be commissioned in the third quarter of 2008 at a capital cost of $48 million.

During 2007, a scoping study will be undertaken to evaluate the economics of exploiting the considerable low-grade mineral resources of the other properties that lie in the Tarkwaian conglomerates extending below the economic limit of the pits.

### GUINEA

The Siguiri mine, an open pit operation, is AngloGold Ashanti's only operation in the Republic of Guinea in West Africa. In 2006, the mine produced 256,000 attributable ounces of gold at a total cash cost of $398 per ounce.

**Siguiri (attributable 85 percent)**

**Description**: AngloGold Ashanti has an 85 percent interest in the Siguiri mine, with the balance of 15 percent being held by the government of Guinea.

**Location**: The Siguiri gold mine is located in the Siguiri District in the north-east of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest major town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River.

**Geology**: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. The two main types of gold deposits which occur in the Siguiri basin and are mined, are:

- laterite or CAP mineralization which occurs as aprons of colluvial or as palaeo-channels of alluvial lateritic gravel adjacent to, and immediately above; and
- in situ quartz-vein related mineralization hosted in meta-sediments with the better mineralization associated with vein stockworks that occurs preferentially in the coarser, brittle siltstones and sandstones

The mineralized rocks have been deeply weathered to below 100 meters in places to form saprolite or SAP mineralization. The practice at Siguiri has been to blend the CAP and SAP ore types and to process these using the heap-leach method. With the percentage of available CAP ore decreasing, however, a new carbon-in-pulp (CIP) plant was brought on stream during 2005 to treat predominantly SAP ore.



### Siguiri – Summary of metallurgical operations

| Gold plants | |
| --- | --- |
| Capacity (000 tonnes/month) | 800 |
| Technology | mineral sizing, scrubbing, ball milling, CIP, elution, electro-winning |

### Operating and production data for Siguiri

| | 2006 | 2005 | [(1)] 2004 |
| --- | --- | --- | --- |
| Pay limit (oz/t) | 0.03 | 0.017 | 0.017 |
| Pay limit (g/t) | 0.94 | 0.55 | 0.59 |
| Recovered grade (oz/t) [(2)] | 0.032 | 0.035 | 0.032 |
| Recovered grade (g/t) [(2)] | 1.08 | 1.21 | 1.10 |
| Gold production (000 oz) – 100 percent | 301 | 289 | 98 |
| Gold production (000 oz) – 85 percent | 256 | 246 | 83 |
| Total cash costs ($/oz) [(3)] | 398 | 301 | 443 |
| Total production costs ($/oz) [(3)] | 593 | 451 | 578 |
| Capital expenditure ($ million) – 100 percent | 19 | 36 | 57 |
| Capital expenditure ($ million) – 85 percent | 14 | 31 | 48 |
| Employees [(4)] | 1,541 | 1,170 | 1,194 |
| Outside contractors [(4)] | 1,167 | 808 | 1,412 |

(1)    For the eight months from May 2004.
(2)    Recovered grade represents heap leach operations in 2004 and open pit operations in 2005 and 2006
(3)    Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(4)    Average for the period.

**Operating performance:** Production at Siguiri rose by 4 percent from 246,000 ounces in 2005 to 256,000 ounces in 2006 after the resolution of the ball mill problems in the first quarter of 2006 (May to December 2004: 83,000 ounces). Recovered grade decreased from 1.21g/t in 2005 to 1.08g/t in 2006 (2004: 1.10g/t).

Total cash costs increased from $301 per ounce in 2005 to $398 per ounce (2004: $443 per ounce) due to maintenance shut-downs and post-commissioning plant modifications, as well as rising fuel costs and higher royalty payments as a result of the increased gold price.

**Growth prospects**: The new CIP project has transformed this operation. Whereas Siguiri was previously a heap-leach operation, constrained by limited economically treatable Mineral Resources, the mine is now able to economically exploit the saprolitic ores that extend below the base of the existing pits. There is still considerable exploration potential adjacent to the existing mine infrastructure.

### *MALI*

AngloGold Ashanti has interests in three operations in Mali in partnership with other parties. These operations are Sadiola, Yatela and Morila, which are all operated by AngloGold Ashanti.

In 2006, the Malian operations produced 538,000 ounces of attributable gold production at a total cash cost of $268 per ounce (Sadiola), $241 per ounce (Yatela), and $266 per ounce (Morila).

**Sadiola (attributable 38 percent)**

**Description***:* AngloGold has a 38 percent interest in, and manages, the Sadiola mine within the Sadiola exploitation area in western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38 percent), the government of Mali (18 percent), and the International Finance Corporation (IFC) (6 percent).



**Location:** The mine is situated 77 kilometers south of the regional capital of Kayes

**Geology**: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralization are marbles and greywackes which have been intensely weathered to a maximum depth of 200 meters. A series of north-south trending faults occur that are the feeders to the Sadiola mineralization. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralization, mainly with the marble where the porosity was greatest. The Sadiola Hill deposit generally consists of two zones, an upper oxidized cap and an underlying sulphide zone. From 1996 until 2002, shallow saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

**Mali – Summary of metallurgical operations**

|  | Sadiola | Yatela | Morila |
|---|---|---|---|
| **Gold plants** | | | |
| Capacity (000 tonnes/month) | 435 | 250 | 350 |
| Technology | mineral sizing, SAG milling, ball milling, cyanide leach, CIP, elution, electro-winning | crushing, agglomeration, heap-leaching, carbon adsorption (CIS) | crushing, SAG milling, ball milling, gravity concentration, cyanide leach, CIP. elution, electro-winning |

**Operating and production data for Sadiola**

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.06 | 0.05 | 0.06 |
| Pay limit (g/t) | 1.98 | 1.80 | 1.76 |
| Recovered grade (oz/t) | 0.094 | 0.080 | 0.081 |
| Recovered grade (g/t) | 3.22 | 2.73 | 2.77 |
| Gold production (000 oz) 100 percent | 500 | 442 | 459 |
| Gold production (000 oz) 38 percent | 190 | 168 | 174 |
| Total cash costs ($/oz) [1] | 268 | 265 | 242 |
| Total production costs ($/oz) [1] | 363 | 440 | 448 |
| Capital expenditure ($ million) 100 percent | 11 | 18 | 16 |
| Capital expenditure ($ million) 38 percent | 4 | 7 | 6 |
| Employees [2] | 589 | 584 | 550 |
| Outside contractors [2] | 705 | 661 | 609 |

(1)     Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2)     Average for the year.

**Operating performance**:  In 2006 attributable production at Sadiola increased by 13 percent to 190,000 ounces from 168,000 ounces in 2005 (2004: 174,000 ounces) in spite of a tailings pipeline replacement that negatively affected tonnage throughput in the first quarter. Most of the production improvement was related to steady treatment plant operations and the higher yields achieved as a result of improved metallurgical recovery on oxide ore and the increased treatment of higher grade sulphide ore. The yield increased from 2.73g/t recovered in 2005 to 3.22g/t recovered in 2006 (2004: 2.77g/t). Total cash costs rose by 1 percent to $268 per ounce in 2006 from $265 per ounce in 2005, mainly due to higher royalties arising from the increased gold price (2004: $242 per ounce). Capital expenditure decreased by 43 percent from $7 million in 2005 to $4 million in 2006 (2004: $6 million). The main areas of expenditure were additional fleet mobilization charges, brownfields exploration and mining contract renewal costs.

**Growth prospects**: A recently completed study showed that the hard sulphide ore below the current mining horizon ("deep sulphides") can be mined economically at proven metallurgical recoveries. Additional test work is being conducted to enhance recoveries.

**Yatela (attributable 40 percent)**

**Description:** The Yatela mine is owned by Société d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold Ashanti and IAMGOLD each hold an effective 40 percent interest, with the government of Mali holding 20 percent.

**Location:** Yatela is located some 25 kilometers north of Sadiola and approximately 50 kilometers south-south-west of Kayes, the regional capital.

**Geology**: Yatela mineralization occurs as a keel-shaped body in Birimian metacarbonates. The 'keel' is centered on a fault which was the feeder for the original mesothermal mineralization, with an associated weakly mineralized diorite intrusion. Mineralization occurs as a layer along the sides and in the bottom of the 'keel'. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

**Operating and production data for Yatela**

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.06 | 0.05 | 0.06 |
| Pay limit (g/t) | 1.79 | 1.66 | 1.96 |
| Stacked grade (oz/t) | 0.120 | 0.087 | 0.099 |
| Stacked grade (g/t) | 4.12 | 2.99 | 3.41 |
| Gold production (000 oz) 100 percent | 352 | 246 | 242 |
| Gold production (000 oz) 40 percent | 141 | 98 | 97 |
| Total cash costs ($/oz) [1] | 241 | 263 | 255 |
| Total production costs ($/oz) [1] | 326 | 347 | 320 |
| Capital expenditure ($ million) 100 percent | 3 | 5 | 7 |
| Capital expenditure ($ million) 40 percent | 1 | 2 | 3 |
| Employees [2] | 203 | 210 | 208 |
| Outside contractors [2] | 675 | 700 | 825 |

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(2) Average for the year.

**Operating performance**: In 2006, attributable production at Yatela rose by 44 percent to 141,000 ounces from 98,000 ounces in 2005 (2004: 97,000 ounces) due to a 38 percent increase in grade, from 2.99g/t in 2005 to 4.12g/t in 2006 (2004: 3.41g/t). Total cash costs declined by 8 percent to $241 per ounce from $263 per ounce in 2005 (2004: $255 per ounce) due a favorable grade which was partially offset by higher operating costs as a result of a change in the beginning of the year from top-lift stacking of the heap-leach pad to bottom-lift stacking, which necessitated increased cement consumption.

Capital expenditure of $1 million was 50 percent lower than the $2 million spent in 2005 (2004: $3 million) and was incurred mainly on the construction of an additional leach pad.

**Growth prospects**: The potential for a small amount of sulphide ore below the existing Alamoutala deposit to be treated at Sadiola is being investigated.

**Morila (attributable 40 percent)**

**Description**: AngloGold Ashanti and Randgold Resources Limited each hold an effective 40 percent interest in the Morila Joint Venture, with the other 20 percent held by the Malian government. Under the joint venture agreement, AngloGold Ashanti is the operator of the mine.

**Location**: This mine is situated some 180 kilometers, south-east of Bamako, the capital city of Mali.

**Geology**: Morila is a mesothermal flat lying shear-zone hosted deposit which, apart from rising to the surface in the west against steep faulting lies, flat. The deposit occurs within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralization is characterized by silica-feldspar alteration and sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and chalcopyrite.

**Operating and production data for Morila**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.08 | 0.07 | 0.09 |
| Pay limit (g/t) | 2.41 | 2.27 | 2.81 |
| Recovered grade (oz/t) | 0.113 | 0.158 | 0.130 |
| Recovered grade (g/t) | 3.88 | 5.41 | 4.57 |
| Gold production (000 oz) 100 percent | 517 | 655 | 510 |
| Gold production (000 oz) 40 percent | 207 | 262 | 204 |
| Total cash costs ($/oz) [1] | 266 | 191 | 196 |
| Total production costs ($/oz) [1] | 367 | 298 | 270 |
| Capital expenditure ($ million) 100 percent | 3 | 5 | 5 |
| Capital expenditure ($ million) 40 percent | 1 | 2 | 2 |
| Employees [2] | 500 | 478 | 479 |
| Outside contractors [2] | 1,075 | 705 | 919 |

(1)  Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2)  Average for the year.

**Operating performance**: Gold production at Morila declined from 262,000 attributable ounces in 2005, to 207,000 attributable ounces in 2006 (2004: 204,000 attributable ounces). This was as a result of a general decrease in grade to 3.88g/t from 5.41g/t achieved in 2005 (2004: 4.57g/t), together with a major mill re-lining in the second quarter, that negatively affected tonnage throughput. Consequently, total cash costs increased by 39 percent from $191 per ounce in 2005 to $266 per ounce in 2006 (2004: $196 per ounce). Capital expenditure of $1 million was 50 percent lower than the capital expenditure of 2005 of $2 million (2004: $2 million) and was spent on various small projects, including a minor plant upgrade.

**Growth prospects**: A regional drilling programme, with a view to finding another significant orebody, is being conducted over the next two years.

***NAMIBIA***



N
Tsumeb
N A M I B I A
Navachab
Okahandja
Karibib
Windhoek
Walvis Bay
Keetmanshoop
Luderitz
Operations
0
300km


The Navachab mine is AngloGold Ashanti's only operation in Namibia.

**Description:** AngloGold Ashanti holds a 100 percent interest in the Navachab open-pit gold mine after having obtained an additional 30 percent interest in 1999. The mine has been in production since 1990.

**Location**: Navachab is located near Karibib in Namibia, on the southern west coast of Africa.

**Geology**: The Navachab deposit is hosted by Damaran greenschistam-phibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating dome and basin structures. The mineralized zone forms a sheet-like body which plunges at an angle of approximately 20 degree to the north-west. The mineralization is predominantly hosted in a sheeted vein set (±60 percent) and a replacement skarn body (±40 percent). The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80 percent of the gold is free milling.

**Navachab – Summary of metallurgical operations**

| | |
|---|---|
| **Gold plants** | |
| Capacity (000 tonnes/month) | 110 |
| Technology | crushing,<br>SAG milling,<br>cyanide leach,<br>CIP,<br>elution,<br>electro-winning |

**Operating and production data for Navachab**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Pay limit (oz/t) | 0.04 | 0.05 | 0.05 |
| Pay limit (g/t) | 1.29 | 1.65 | 1.46 |
| Recovered grade (oz/t) | 0.053 | 0.060 | 0.046 |
| Recovered grade (g/t) | 1.81 | 2.05 | 1.59 |
| Gold production (000 oz) 100 percent | 86 | 81 | 66 |
| Total cash costs ($/oz) (1) | 349 | 321 | 348 |
| Total production costs ($/oz) (1) | 407 | 333 | 424 |
| Capital expenditure ($ million) 100 percent | 5 | 5 | 21 |
| Employees (2)(3) | 313 | 315 | 251 |
| Outside contractors (2) | – | – | – |

*(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".*
*(2) Average for the year.*
*(3) No mining labor, contract or otherwise, was on site during the first half of 2004.*

**Operating performance**: In 2006, gold production rose by 6 percent to 86,000 ounces from 81,000 ounces in 2005 (2004: 66,000 ounces) as increased tonnage throughout offset the effect of the decline in grade to 1.81g/t from 2.05g/t in 2005 (2004: 1.59g/t). Total cash costs increased to $349 per ounce from $321 per ounce in 2005 (2004: $348 per ounce) due to the lower recovered grade. Capital expenditure of $5 million was unchanged from that of 2005 (2004: $21 million) and was incurred mainly on preparation for mining the Grid A satellite orebody and treatment plant optimization.

**Growth prospects**: Historical studies on a further potential pit expansion which was previously considered uneconomical, are being reconsidered given the current outlook for the gold price. Several brownfields prospects located within trucking distance are currently under investigation.

***TANZANIA***

The Geita mine is AngloGold Ashanti's only operation in Tanzania.


N
Geita
Lake Victoria
Mwanza
Arusha
Kigoma
Tabora
Tanga
T A N Z A N I A
Dodoma
Dar-es-Salaam
Lake Tanganyika
Operations
Lake Nyasa
0
800km

**Description**: The Geita mine is a multi-pit operation with a CIL plant that has the capacity to treat 6 million tones a year. Prior to April 2004, Ashanti and AngloGold each held a 50 percent share in Geita, which was managed under the joint venture agreement entered into between the companies. As a result of the business combination, Geita is now a wholly-owned subsidiary.

**Location**: The Geita mine is located 80 kilometers south-west of the town of Mwanza.

**Geology:** Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralization is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralization can occur in the diorite as well (usually in association with BIF-hosted mineralization), and approximately 20 percent of the gold is hosted in the diorite.

**Geita – Summary of metallurgical operations**

**Gold plants**

| | |
|---|---|
| Capacity (000 tonnes/month) | 490 |
| Technology | crushing, |
| | SAG milling, |
| | ball milling, |
| | gravity concentration, |
| | CIL, |
| | elution, |
| | electro-winning |

**Operating and production data for Geita**

| | 2006 | 2005 | 2004 [1] |
|---|---|---|---|
| Pay limit (oz/t) | 0.13 | 0.07 | 0.09 |
| Pay limit (g/t) | 4.16 | 2.27 | 2.81 |
| Recovered grade (oz/t) | 0.049 | 0.092 | 0.109 |
| Recovered grade (g/t) | 1.68 | 3.14 | 3.74 |
| Gold production (000 oz) 100  percent | 308 | 613 | 692 |
| Gold production (000 oz) 100  percent attributable from May 2004 | 308 | 613 | 570 |
| Total cash costs ($/oz) [2] | 630 | 298 | 250 |
| Total production costs ($/oz) [2] | 766 | 419 | 335 |
| Capital expenditure ($ million) 100  percent | 67 | 78 | 14 |
| Capital expenditure ($ million) 100  percent attributable from May 2004 | 67 | 78 | 13 |
| Employees [3] | 2,043 | 1,066 | 661 |
| Outside contractors [3] | 1,177 | 1,214 | 1,595 |

(1)   Prior to April 26, 2004, AngloGold held a 50 percent stake.

(2)   Total cash costs and total production costs are non-GAAP measures.  For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".

(3)   Average for the year.

**Operating performance**: In 2006, total gold production decreased by 50 percent to 308,000 ounces from 613,000 ounces in 2005 (2004: 692,000 ounces) due to a combination of factors. In the first quarter, a drought reduced water supply to the processing plant and subsequent heavy rains resulted in hauling constraints. This, combined with a slower-than-anticipated cut-back of the Nyankanga pit, resulted in a 46 percent drop in the grade for 2006 to 1.68g/t from 3.14g/t in 2005 (2004: 3.74g/t ).

These factors also contributed to the 111 percent increase in total cash costs from $298 per ounce in 2005 to $630 per ounce in 2006 (2004: $250 per ounce). Capital expenditure of $67 million (2005: $78 million – 2004: $13 million) included the cost of infrastructure associated with the change from contractor mining to owner mining, together with the purchase of larger trucks and a shovel.

**Growth prospects**: Exploration to identify and generate resources to the inferred category, as well as the conversion of resources into reserves, will continue. Current inferred resources are expected to add four years to life of mine reserves and significant additional surface and underground potential is anticipated.

**Outlook**:  A partial slope in the Nyankanga pit in February 2007 has changed the mining sequence of the pit's high-grade area, reducing the 2007 Geita production outlook from a planned doubling to a 30 percent increase to 400,000 ounces.

## UNITED STATES OF AMERICA

AngloGold Ashanti acquired its operations in the United States of America from Minorco, effective March 31, 1999 and comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67 percent interest in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado with a 100 percent interest in gold produced until certain conditions are met (as explained below). AngloGold Ashanti owns 100 percent of Big Springs in Nevada, which is currently in the final stages of rehabilitation and closure.


N
Jerritt Canyon
Big Springs
Nevada
San Francisco
Los Angeles
Denver
Colorado
Cripple Creek & Victor
Chicago
Philadelphia
New York
Washington DC
UNITED STATES OF AMERICA
Operations
Sold and/or closed operations
0
1000km

### Cripple Creek & Victor (attributable 67 percent with 100 percent interest in production)

**Description:** AngloGold Ashanti holds a 67 percent stake in CC&V, with the remaining 33 percent held by Golden Cycle Gold Corporation (Golden Cycle). AngloGold Ashanti is the manager of the operation and is entitled to receive 100 percent of the cash flow from the operation until loans extended to the joint venture are repaid and the initial phase ends. CC&V is a low-cost, low-grade open-pit operation.

**Location**: CC&V is located south-west of Colorado Springs in the state of Colorado in the USA.

**Geology**: The district of Cripple Creek is centered on an intensely altered alkaline, Tertiary-aged, diatreme-volcanic, intrusive complex, approximately circular in shape covering 18.4 square kilometers and surrounded by Precambrian rocks. The Precambrian rocks consist of biotite gneiss, granodiorite and quartz monzonite and granite.

The intersection of these four units and regional tectonic events formed an area of regional dilation which subsequently facilitated the formation of the volcanic complex. The majority of the complex then in-filled with the eruptive phase Cripple Creek Breccia host rock. This complex was subsequently intruded by a series of intrusive dykes and sills that include syenites, phonolites, phonotephrites and lamprophyres. These intrusive occupy all of the dominant district structural orientations. District structures are generally near vertical and strike north-north-west to north-east. These structures acted as primary conduits for the late-stage gold mineralizing solutions. Higher grade pods of mineralization occur at structural intersections and/or as sheeted vein along zones of strike deflection. High-grade gold mineralization is associated with K-feldspar + pyrite +/- carbonate alteration and occurs adjacent to the major structural and intrusive dyke zones. The broader zones of disseminated mineralization occur primarily as micro-fracture halos around the stronger alteration zones in the more permeable Cripple Creek Breccia wall rocks.

The average depth of oxidation is 120 meters and is also developed along major structural zones to even greater depths. Individual orebodies can be tabular, pipe-like, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or native gold after gold-silver tellurides. Gold occurs within hydrous iron and manganese oxides and as gold-silver tellurides. Silver is present but is economically unimportant. Gold mineralization can be encapsulated by iron and manganese oxides, pyrite, K-feldspar alteration and quartz.

**Cripple Creek & Victor – Summary of metallurgical operations**

| **Gold plants** | |
| --- | --- |
| Capacity (000 tonnes/month) | |
|   -   crushed ore production | 1,512 |
|   -   total ore production | 1,512 |
|   -   solution processed | 2,235 |
| Technology | crushers, valley heap-leach, gold adsorption by carbon in solution, elution, electro-winning |

**Operating and production data for Cripple Creek & Victor operations**

| | **2006** | **2005** | **2004** |
| --- | --- | --- | --- |
| Pay limit (oz/t) | 0.01 | 0.01 | 0.01 |
| Pay limit (g/t) | 0.34 | 0.34 | 0.34 |
| Recovered grade (oz/t) | 0.016 | 0.018 | 0.018 |
| Recovered grade (g/t) | 0.54 | 0.62 | 0.61 |
| Gold production (000 oz) | 283 | 330 | 329 |
| Total cash costs ($/oz) [1] | 248 | 230 | 220 |
| Total production costs ($/oz) [1] | 498 | 418 | 365 |
| Capital expenditure ($ million) | 13 | 8 | 16 |
| Employees [2] | 325 | 313 | 313 |
| Outside contractors [2] | 44 | 44 | 74 |

(1) Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs".
(2) Average for the year.

**Operating performance**: In 2006, gold production at CC&V declined by 14 percent to 283,00 ounces from 330,000 ounces produced in 2005 (2004: 329,000 ounces) primarily as a result of reduced rainfall in the region and the consequent reduction in irrigation of the heap-leach pad. Yield was 0.54g/t compared with the 0.62g/t achieved in 2005 (2004: 0.61g/t). Total cash costs of $248 per ounce were 8 percent higher than the $230 per ounce achieved in 2005 (2004: $220 per ounce), primarily as a result of higher prices for consumables and greater mining activity, that resulted in the placement of 14 percent more ore tonnes on the leach pad. The impact of the higher costs, however, was partially offset by the associated increase in recoverable ounces placed on the leach pad. By the end of 2006, the water shortage issue had been addressed and gold production had returned to normal levels.

Capital expenditure of $13 million was 63 percent higher than the $8 million spent in 2005 (2004: $16 million) and was incurred on increased brownfields exploration and upgrading the operation's water delivery systems.

**Growth prospects**: An extension of mine life is currently underway at CC&V which would involve the staged expansion of the heap leach facility together with the development of new ore sources within the existing claims.

*ZIMBABWE*

The Freda-Rebecca, a former Ashanti operation, was owned by AngloGold Ashanti for only four months in 2004. The operation was sold with effect from September 1, 2004 to South African-based Mwana Africa Holdings for $2 million.

**Operating and production data for Freda-Rebecca**

| | **2006** | **2005** | **2004** [1] |
|---|---|---|---|
| Pay limit (oz/t) | – | – | – |
| Pay limit (g/t) | – | – | – |
| Recovered grade (oz/t) | – | – | 0.048 |
| Recovered grade (g/t) | – | – | 1.66 |
| Gold production (000 oz) | – | – | 9 |
| Total cash costs ($/oz) [2] | – | – | 417 |
| Total production costs ($/oz) [2] | – | – | 556 |
| Capital expenditure ($ million) | – | – | 1 |
| Employees [3] | – | – | 687 |
| Outside contractors [3] | – | – | 58 |

| | |
|---|---|
| [1] | For the four months from May 2004 through August 2004. The mine was sold effective September 1, 2004. |
| [2] | Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, see "Item 5A.: Operating results – Total cash costs and total production costs". |
| [3] | Average for the period. |

## Rights to mine and title to properties

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. In a number of countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions in terms of the group's ability to independently move assets out of that country and/or transfer the assets within the group, without the prior consent of the local government or minority shareholders involved.

### Argentina

According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal license granted by a competent authority under the provisions of the Argentine Mining Code. The legal licenses granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code.

In Argentina, the usual ways of transferring rights over mining licenses are: to sell the license; to lease such license; or to assign the rights under such a license by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia - AngloGold Ashanti's operation in Argentina - the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on December 27, 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on December 27, 2036.

### Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licenses, mining leases, miscellaneous licenses and general purpose leases.

In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration license has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations. Similarly, a Miscellaneous License may be granted for a number of permitted purposes including road and water access.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both the group and its joint venture partners are fully authorized to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

**Brazil**

In Brazil, there are two basic mining rights:  a license for the exploration stage, valid up to three years, renewable once; and a Mining Concession or Mine Manifest, valid for the life of the deposit. In general, exploration licenses are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licenses that manage to prove the existence of a Mineral Resource and have been licensed by the environmental competent authority.

Mine Manifests (mining titles granted in 1936) and Mining Concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) who acts as inspecting entity for mining activities.

Obligations of the titleholder include:
•    the start of construction, as per an approved development plan, within six months of the issuance of the concession;
•    extracting solely the substances indicated in the concession;
•    communicating to the DNPM the discovery of a mineral substance not included in the concession title;
•    complying with environmental requirements;
•    restoring the areas degraded by mining; refrain from interrupting exploitation for more than six months; and
•    reporting annually on operations.

The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession although, in practice, it is possible for a Manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licenses.

**Ghana**

Mining activities in Ghana are primarily regulated by the new Minerals and Mining Act, 2006 (the Mining Act). The Mining Act replaces the repealed Minerals and Mining Law, 1986 (PNDCL 153). The Mining Act replicates many of the provisions of the old Law.  Under the Constitution and the Mining Act, all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under license or lease.

The key material modifications to the previous mining regime affected by the Mining Act are:

- the right of the government to acquire a 10 percent 'free-carried' interest in a mining company continues, but any further interest in the mining company shall be acquired on terms to be agreed with the holder of the mining right. The Act does not prescribe any terms;
- compensation principles for disturbance of an owner's surface rights; and
- although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in Ghana.

A license is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals. The government of Ghana shall acquire, without payment, a 10 percent interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20 percent interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A license or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of natural resources and coordinating policies relating to them.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate license is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without prior written approval of the Minister of Mines.

**Control of mining companies**: The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.

In this context:
- shareholder controller means a person who, either alone or with certain others, is entitled to exercise or control the exercise of 20 percent or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
- majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds 50 percent; and
- indirect controller means a person in accordance with whose directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company, are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Act, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5 percent or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller.

Violation of these provisions of the Mining Act is a criminal offence. The Mining Act also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.

The Act provides for stability agreements, as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the Stability Agreement are guaranteed for 15 years. A stability agreement is subject to ratification by Parliament.

Under the Act, the Minister may enter into a Development Agreement under a mining lease where the proposed investment by the holder will exceed $500 million.

A development agreement may contain provisions relating to the mineral right or operations to be conducted, the circumstances or manner in which the Minister may exercise discretion conferred by the Act, stability terms, and in relation to environmental issues and obligations of the holder of the mineral right. A Development agreement is also subject to ratification by Parliament.

Prior to the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The terms of the Stability Agreement have not been altered by the new Mining Act.

**Payments and allowances**

The Mining Act provides that royalties are payable by the holder of a mining lease to the State at rates of between 3 percent and 6 percent of total minerals revenue, depending on a formula set out in mineral royalty regulations. The laws of Ghana currently provide for income tax at a rate of 25 percent. The Mining Act provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes.

Under the Stability Agreement, the government of Ghana agreed:

•   to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
•   to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in Ghana at a rate of 3 percent per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
•   to ensure that the income tax rate would be 30 percent for a period of 15 years. The agreement was amended in December 2006 to a tax rate equal to the prevailing corporate rate and shall not be higher than 30 percent;
•   that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;
•   to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80 percent of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
•   to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

The government of Ghana also agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination.

In consideration of these agreements and undertakings, AngloGold Ashanti issued to the government of Ghana 2,658,000 ordinary shares and paid to the government of Ghana $5 million in cash, promptly after the implementation of the business combination. AngloGold Ashanti also paid to the government of Ghana, on the date of the completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator.

**Retention of foreign earnings**: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments, such as debt service payments and dividends.

Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25 percent of foreign exchange earnings in an external bank account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.

AngloGold Ashanti's operations in Ghana are permitted to retain 80 percent of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.

**Leases:** Mining leases may be applied for either by a prospecting license holder who has established the existence of minerals in commercial quantities or by others who do not hold such licenses, who establish the same to the satisfaction of the Minister of Mines.

Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. This period has been extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 square kilometers for any grant and 150 square kilometers in aggregate.

A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest.

The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

Reconnaissance and prospecting licenses are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localization', being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.
There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances.

The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder:
- fails to make payments under the Mining Act when due;
- is in breach of any provisions of the Mining Actor the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals;
- becomes insolvent or bankrupt;
- makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known, to be false; or
- for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).

An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.

A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities other than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

**Mining properties**: The current mining lease for the Obuasi area was granted by the government of Ghana on March 5, 1994. It grants mining rights to land with an area of approximately 334 square kilometers in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140 square kilometers has also been granted resulting in the total area under mining lease conditions increasing to 474 square kilometers, "the Lease Area".

The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20 percent) at a rate of approximately $5 per square kilometers and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.   Under the Stability Agreement the Government of Ghana has agreed to extend the term of the Obuasi lease until 2054.

Bibiani had title to a 50 square kilometers mining lease for a period of 30 years to May 18, 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from October 1, 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited.   The Bibiani Mine and its assets were sold to Central African Gold Limited, effective December 1, 2006.

Iduapriem has title to a 33 square kilometer mining lease granted on April 19, 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

**Guinea**

In Guinea, all mineral substances are the property of the State. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining license, mining prospecting license, mining license or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organize their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on November 11, 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic Ore Reserves.

The original area granted encompassed 8,384 square kilometers which the subsidiary was required to reduce to five or fewer single blocks of not less than 250 square kilometers per block totaling not more than 1,500 square kilometers by November 11, 1996. The retrocession reduced the Siguiri concession area to four blocks totaling 1,495 square kilometers.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from November 11, 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements of the Convention de Base are:

• the government of Guinea holds a 15 percent free-carried or non-contributory interest; a royalty of 3 percent based on a spot gold price of less than $475, and 5 percent based on a spot gold price above $475, as fixed on the London Gold Bullion Market, is payable on the value of gold exported; a local development tax of 0.4 percent is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10 percent income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and

• SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

In addition to the export tax payable to the government of Guinea, a royalty on production may be payable to the International Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5 percent and 7.5 percent, based on the spot gold price per ounce between $350 and $475, subject to indexing from January 1, 1995, to a cumulative maximum of $60 million. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis but at half the rate payable to UM, to a maximum of $7.8 million.

**Mali**

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the Council of Ministers following application to the National Director of Mines.

Both permits referred to above include a Mining Convention (Convention d'Etablissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labor, protection of the environment, reclamation, safety, hygiene and settlement of disputes).

Application for an exploration permit is submitted to the National Director of Mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.  Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the National Director of Mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities.

The exploitation title is granted following a thorough investigation. AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

### Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting license and on presentation of a feasibility study, a mining license is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant license has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year license expires in 2018.

### South Africa

***The Mineral and Petroleum Resources Development Act***: In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the Parliament of South Africa in June 2002 and came into effect on May 1 2004. The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. For further details relating to the MPRDA and the associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti's progress in converting existing rights in terms of the new legislation, see Item 3D.: Risk factors – AngloGold Ashanti's new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

### Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act. The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are: prospecting licenses; retention licenses; and mining licenses.

A prospecting license grants the holder thereof the exclusive right to prospect in the area covered by the license for all minerals, other than building and gemstones, for a period of three years.  Thereafter, the license is renewable for two further periods of two years each. On each renewal of a prospecting license, 50 percent of the area covered by the license must be relinquished.  Before application is made for a prospecting license, a prospecting reconnaissance for a maximum area of 5,000 square kilometers is issued for a period of two years after which a three-year prospecting license is applied for. A company applying for a prospecting license must, inter alia, state the financial and technical resources available to it. A retention license can also be requested from the Minister, after the expiry of the 3-2-2-year prospecting license period, for reasons ranging from funds to technical considerations.

Mining is carried out through either a mining license or a special mining license, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the license. A mining license is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining license is granted for a period of 25 years and is renewable for a further period of 25 years.

If the holder of a prospecting license has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention license which will entitle the holder thereof to apply for a special mining license when it sees fit to proceed with mining operations.

A retention license is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining license, which must have the approval of the Ministry to be assigned.

However, this approval requirement for the assignment of a mining license will not apply if the mining license is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licenses have been issued for 25 years and expire in 2024.

**United States of America**

Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorizations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

The Cripple Creek & Victor Gold Mining Company joint venture consists almost entirely of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

**Ore Reserves**

Ore reserve estimates are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti's existing rights to mine, or within the renewal periods of AngloGold Ashanti's rights to mine. In addition, as of the date of reporting, all reserves are covered by required permits and governmental approvals. See "Item 4B.: Business overview — Rights to mine and title to properties", "— Safety and Health", and "Item 4D.: Property, plant and equipment".

AngloGold Ashanti has standard procedures for the estimation of ore reserves. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor, gold price estimates are used to determine an optimal mining mix.  This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and ore reserve tonnage for the operation.  A full mine design is carried out on the blocks of mineralized material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs and metallurgical recoveries.  An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these assumptions. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the ore reserves. These blocks are scheduled with consideration being given to practical mining considerations and limitations.  Scheduled ore blocks that are classified as proven or probable constitute the ore reserve.

The gold price and exchange rate used for 2006 and 2005 Reserves are outlined in the following table.

|  | 2005 | 2006 | 2006 | Units |
|---|---|---|---|---|
|  | ( 3 Year Average) | (Business Plan) | (3 Year Average) |  |
| Reserve Gold Price | 400 | 550 | 486 | US$/oz |
| Exchange Rate – South Africa | 6.75 | 6.50 | 6.53 | ZAR/US$ |
| Exchange Rate – Australia | 0.72 | 0.73 | 0.75 | US$/Aus$ |

Given the sustained increase in the gold price since 2002 and the positive gold price outlook, AngloGold Ashanti prepared its life of mine business plans using a gold price of $550 per ounce. The ore reserves determined from the planning process were then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining SEC compliant reserves. The resultant SEC compliant proven and probable reserves are shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserves and Mineral Resources according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004) and the South African Code for Reporting of Mineral Resources and Ore Reserves (SAMREC 2000). The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resources in this annual report on Form 20-F.

The total AngloGold Ashanti Ore Reserves increased from 63.3 million ounces in 2005 to 66.0 million ounces in December 2006. The principal changes in AngloGold Ashanti's ore reserves as at December 31, 2006 compared with those published as at December 31, 2005 are as follows:

| | Moz |
|---|---|
| **December 2005 Ore Reserves** | **63.3** |
| | |
| **Principal Reductions** | |
| 2006 Total Depletion | -6.5 |
| Tau Lekoa, due to lower grade and Mine Call Factor | -0.4 |
| Moab Khotsong, due to drop in values as a result of drilling | -0.4 |
| Bibiani, due to sale of property | -0.1 |
| Other | -0.4 |
| | |
| **Principal Additions** | |
| Mponeng, due to inclusion of the VCR below 120 level project and higher gold price | 2.9 |
| Cripple Creek and Victor, due to planned extension of life | 1.1 |
| Sadiola, due to the inclusion of the deep sulphides | 1.0 |
| Boddington, due to upgrade of Inferred material in pit and increase in gold and copper prices | 0.7 |
| Sunrise Dam, due to inclusion of North-Wall Cutback and Cosmo | 0.7 |
| Iduapriem, due to increased gold price | 0.5 |
| AngloGold Ashanti Brasil Mineração, due to Cuiaba development and Corrego do Sitio Sulphide | 0.5 |
| Cerro Vanguardia, due to successful exploration programme and increased gold price | 0.4 |
| Siguiri, additional pit included | 0.4 |
| Navachab, due to a larger economic pit | 0.3 |
| Savuka, due to increased gold price | 0.3 |
| Yatela, due to the inclusion of an additional cutback | 0.2 |
| Serra Grande, due to incorporation of an open pit and development of levels with higher tons than expected | 0.2 |
| Morila, due to the increased gold price | 0.1 |
| Other | 1.4 |
| **December 2006 Ore Reserves\*** | **66.0** |

\* rounding may result in computational diifferences

AngloGold Ashanti will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

The ore reserve estimates in this document include ore reserves below current infrastructure in the case of certain South African and Ghanaian underground mines which are in production. These ore reserves have been determined based upon completed economic studies.

**Audit of 2005 Mineral Resource and Ore Reserve statement**

During the course of the year, the AngloGold Ashanti 2005 Mineral Resource and Ore Reserve statements were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from six of AngloGold Ashanti's global operations were selected and subjected to review. The six operations that were reviewed were Moab Khotsong, Tau Lekoa, Vaal River Surface, Navachab, Siguiri and Serra Grande.

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Reserves were evaluated. It is the company's intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2006 is currently in progress.

AngloGold Ashanti's ore reserve statements have been prepared by the competent persons who manage AngloGold Ashanti's ore reserves. See "Item 6.: Directors, senior management and employees".

**Ore Reserves: Imperial**

| | At December 31, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Proven Ore Reserves [1] | | | Probable Ore Reserves [1] | | | Metallurgical | |
| | Tons [5] | Grade | Gold Content [1] | Tons [5] | Grade | Gold Content [1] | Recovery Factor | |
| | (mill) | (oz/ton) | (mill oz) | (mill) | (oz/ton) | (mill oz) | percent | |
| **South Africa** | | | | | | | | |
| ***Vaal River*** | | | | | | | | |
| Great Noligwa | 9.7 | 0.222 | 2.2 | 9.1 | 0.207 | 1.9 | 96.9 | |
| Kopanang | 1.6 | 0.259 | 0.4 | 18.2 | 0.242 | 4.4 | 97.8 | |
| Moab Khotsong | 0.2 | 0.260 | 0.1 | 9.0 | 0.346 | 3.1 | 97.6 | |
| Tau Lekoa | 0.7 | 0.145 | 0.1 | 2.6 | 0.119 | 0.3 | 97.0 | |
| ***West Wits*** | | | | | | | | |
| Mponeng [2] | 2.0 | 0.327 | 0.6 | 24.6 | 0.250 | 6.1 | 98.5 | |
| Savuka | 0.6 | 0.174 | 0.1 | 0.4 | 0.154 | 0.1 | 97.2 | |
| TauTona [2] | 0.6 | 0.332 | 0.2 | 14.5 | 0.329 | 4.8 | 98.1 | |
| ***Surface*** | | | | | | | | |
| Surface sources | 0.0 | 0.000 | 0.0 | 115.5 | 0.017 | 1.9 | 44 – 88 | [4] |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia (92.5 percent) [3] | 0.9 | 0.207 | 0.2 | 7.6 | 0.181 | 1.4 | 95.2 | |
| **Australia** | | | | | | | | |
| Boddington (33.33 percent) [3] | 50.4 | 0.027 | 1.4 | 138.4 | 0.023 | 3.2 | 82.2 | |
| Sunrise Dam | 10.1 | 0.070 | 0.7 | 8.1 | 0.147 | 1.2 | 83.5-85 | [4] |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineraçáo | 2.3 | 0.187 | 0.4 | 10.3 | 0.22 | 2.3 | 87-94 | [4] |
| Serra Grande (50 percent) [3] | 1.8 | 0.133 | 0.2 | 1.1 | 0.173 | 0.2 | 91-96 | [4] |
| **Ghana** | | | | | | | | |
| Bibiani [6] | 0.0 | 0.000 | 0.0 | 0.0 | 0.000 | 0.0 | - | |
| Iduapriem (85 percent) [3] | 35.9 | 0.045 | 1.6 | 12.9 | 0.048 | 0.6 | 94.5 | |
| Obuasi | 20.1 | 0.094 | 1.9 | 69.3 | 0.098 | 6.8 | 80-81.0 | [4] |
| **Guinea** | | | | | | | | |
| Siguiri (85 percent) [3] | 20.1 | 0.017 | 0.3 | 58.1 | 0.025 | 1.4 | 93-97.5 | |
| **Mali** | | | | | | | | |
| Morila (40 percent) [3] | 6.8 | 0.073 | 0.5 | 5.0 | 0.072 | 0.4 | 89-91.5 | [4] |
| Sadiola (38 percent) [3] | 8.2 | 0.042 | 0.3 | 16.3 | 0.081 | 1.3 | 80-94 | [4] |
| Yatela (40 percent) [3] | 2.3 | 0.027 | 0.1 | 1.6 | 0.135 | 0.2 | 85 | [4] |
| **Namibia** | | | | | | | | |
| Navachab | 5.9 | 0.032 | 0.2 | 11.2 | 0.048 | 0.5 | 92 | [4] |
| **Tanzania** | | | | | | | | |
| Geita | 4.5 | 0.028 | 0.1 | 82.6 | 0.101 | 8.3 | 66.4-92.8 | [4] |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 103 | 0.027 | 2.8 | 39.2 | 0.027 | 1.0 | 60 | |
| **Total** | **287.7** | **0.050** | **14.479** | **655.6** | **0.079** | **51.491** | | |

(1) *Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*
(2) *Probable ore reserves include reserves below infrastructure. See table below.*
(3) *Ore reserves attributable to AngloGold Ashanti's percentage interest shown.*
(4) *Recovery factor varies according to ore type.*
(5) *Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois*
(6) *Bibiani was sold on December 1, 2006.*
(7) *The Vaal Reef Ore Reserves include 26.10 million pounds of Uranium by-products; this can not be accounted for by mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*
(8) *The Ore Reserve contains 24.5 million ounces of silver to be recovered as a by-product.*
(9) *The Ore Reserve contains 418 million pounds of copper.*
(10) *0.55 million tons of sulphure will be recovered from processing the Ore Reserve.*

The 2006 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:

| Mine | Tons (millions) | Grade (ounces/ton) | Gold Content (million ounces) |
|---|---|---|---|
| Tau Tona | 5.0 | 0.40 | 2.0 |
| Mponeng | 8.8 | 0.27 | 2.4 |
| Obuasi | 4.4 | 0.27 | 1.2 |
| Total | 18.2 | 0.31 | 5.6 |

**Ore Reserves: Imperial**

| | At December 31, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Proven Ore Reserves [1] | | | Probable Ore Reserves [1] | | | Metallurgical | |
| | Tons [8] (mill) | Grade (oz/ton) | Gold Content [1] (mill oz) | Tons [8] (mill) | Grade (oz/ton) | Gold Content [1] (mill oz) | Recovery Factor percent | |
| **South Africa** | | | | | | | | |
| ***Vaal River*** | | | | | | | | |
| Great Noligwa | 6.6 | 0.252 | 1.7 | 12.2 | 0.240 | 2.9 | 97.1 | |
| Kopanang [6] | 1.2 | 0.282 | 0.4 | 21.7 | 0.237 | 5.2 | 97.7 | |
| Moab Khotsong | 0.7 | 0.274 | 0.2 | 9.4 | 0.364 | 3.4 | 97.6 | |
| Tau Lekoa | 4.3 | 0.122 | 0.5 | 4.2 | 0.118 | 0.5 | 96.7 | |
| ***West Wits*** | | | | | | | | |
| Mponeng | 2.1 | 0.204 | 0.4 | 18.1 | 0.227 | 4.1 | 98.4 | |
| Savuka [3] | 0.0 | 0.241 | 0.0 | 0.0 | 0.263 | 0.0 | 97.6 | |
| TauTona [2] | 1.0 | 0.340 | 0.3 | 15.5 | 0.318 | 4.9 | 97.7 | |
| ***Surface*** | | | | | | | | |
| Surface sources | 0.0 | 0.000 | 0.0 | 126.9 | 0.018 | 2.3 | 73.1 | |
| Ergo [7] | - | - | - | - | - | - | - | |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia (92.5 percent) [4] | 1.7 | 0.233 | 0.4 | 4.9 | 0.190 | 0.9 | 95.2 | |
| **Australia** | | | | | | | | |
| Boddington (33.33 percent) [4] | 45.4 | 0.029 | 1.3 | 102.6 | 0.025 | 2.5 | n/a | |
| Sunrise Dam | 7.2 | 0.062 | 0.4 | 10.4 | 0.128 | 1.3 | 82-90 | [5] |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineraçáo | 2.3 | 0.187 | 0.4 | 9.5 | 0.219 | 2.1 | 87-92.5 | [5] |
| Serra Grande (50 percent) [4] | 0.7 | 0.138 | 0.1 | 1.4 | 0.208 | 0.3 | 92.8-96.1 | [5] |
| **Ghana** | | | | | | | | |
| Bibiani | 4.4 | 0.030 | 0.1 | 0.4 | 0.027 | 0.0 | 60 | |
| Iduapriem (85 percent) [4] | 27.4 | 0.052 | 1.4 | 8.1 | 0.053 | 0.4 | 94 | |
| Obuasi | 11.8 | 0.078 | 0.9 | 42.9 | 0.180 | 7.7 | 75-81.9 | [5] |
| **Guinea** | | | | | | | | |
| Siguiri (85 percent) [4] | 26.0 | 0.018 | 0.5 | 40.5 | 0.029 | 1.2 | 93.5 | |
| **Mali** | | | | | | | | |
| Morila (40 percent) [4] | 7.0 | 0.094 | 0.7 | 2.7 | 0.106 | 0.3 | 89-91.5 | [5] |
| Sadiola (38 percent) [4] | 3.0 | 0.057 | 0.2 | 5.8 | 0.119 | 0.7 | 75-93 | [5] |
| Yatela (40 percent) [4] | 0.6 | 0.039 | 0.0 | 1.7 | 0.116 | 0.2 | 75-85 | [5] |
| **Namibia** | | | | | | | | |
| Navachab | 1.3 | 0.054 | 0.1 | 9.8 | 0.048 | 0.5 | 87-92 | [5] |
| **Tanzania** | | | | | | | | |
| Geita | 24.3 | 0.099 | 2.4 | 44.5 | 0.137 | 6.1 | 66-95 | [5] |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 96.3 | 0.025 | 2.4 | 35.0 | 0.025 | 0.9 | 62 | |
| **Total** | **275.3** | **0.054** | **14.9** | **528.2** | **0.092** | **48.4** | | |

(1) *Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*
(2) *Probable ore reserves include reserves below infrastructure. See table below.*
(3) *Negligible proven and probable ore reserves as the mine is closing.*
(4) *Ore reserves attributable to AngloGold Ashanti's percentage interest shown.*
(5) *Recovery factor varies according to ore type.*
(6) *A mining license for Edom has been approved.*
(7) *Ergo was closed in March 2005.*
(8) *Tons refers to a short ton, which is equivalent to 2000lbs avoirdupois.*

The 2005 probable ore reserves include reserves below infrastructure in the case of the following South African mine:

| Mine | Tons (millions) | Grade (ounces/ton) | Gold Content (million ounces) |
|---|---|---|---|
| Tau Tona | 4.8 | 0.342 | 1.7 |
| Total | 4.8 | 0.342 | 1.7 |

The ore reserves in respect of the remaining AngloGold Ashanti underground mines do not include any ore reserves below infrastructure.

## Ore Reserves: Metric

| | At December 31, 2006 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Proven Ore Reserves [1] | | | Probable Ore Reserves [1] | | | Metallurgical | |
| | | | Gold | | | Gold | Recovery | |
| | Tonnes | Grade | Content | Tonnes | Grade | Content | Factor | |
| | (mill) | (g/t) | (tonnes) | (mill) | (g/t) | (tonnes) | percent | |
| **South Africa** | | | | | | | | |
| ***Vaal River*** | | | | | | | | |
| Great Noligwa | 8.8 | 7.61 | 67.0 | 8.2 | 7.10 | 58.5 | 96.9 | |
| Kopanang | 1.5 | 8.87 | 13.2 | 16.5 | 8.31 | 137.2 | 97.8 | |
| Moab Khotsong | 0.2 | 8.93 | 1.9 | 8.2 | 11.86 | 96.7 | 97.6 | |
| Tau Lekoa | 0.6 | 4.97 | 3.1 | 2.4 | 4.07 | 9.7 | 97.0 | |
| ***West Wits*** | | | | | | | | |
| Mponeng [2] | 1.8 | 11.22 | 19.9 | 22.3 | 8.56 | 191.0 | 98.5 | |
| Savuka | 0.6 | 5.97 | 3.3 | 0.4 | 5.29 | 2.1 | 97.2 | |
| TauTona [2] | 0.6 | 11.4 | 6.7 | 13.2 | 11.27 | 148.4 | 98.1 | |
| ***Surface*** | | | | | | | | |
| Surface sources | 0.0 | 0.00 | 0.0 | 104.8 | 0.57 | 59.5 | 44-88 | (4) |
| **Argentina** | | | | | | | | |
| Cerro Vanguardia (92.5 percent) [3] | 0.9 | 7.09 | 6.1 | 6.9 | 6.22 | 42.7 | 95.2 | |
| **Australia** | | | | | | | | |
| Boddington (33.33 percent) [3] | 45.8 | 0.94 | 42.8 | 125.6 | 0.78 | 98.5 | 82.2 | |
| Sunrise Dam | 9.1 | 2.39 | 21.8 | 7.6 | 4.87 | 36.9 | 83.5-85 | |
| **Brazil** | | | | | | | | |
| AngloGold Ashanti Brasil Mineraçáo | 2.1 | 6.42 | 13.2 | 9.3 | 7.56 | 70.4 | 87-94 | (4) |
| Serra Grande (50 percent) [3] | 1.6 | 4.57 | 7.5 | 1 | 5.92 | 5.9 | 91-96 | (4) |
| **Ghana** | | | | | | | | |
| Bibiani[5] | 0.0 | 0.00 | 0.0 | 0.0 | 0.00 | 0.0 | - | |
| Iduapriem (85 percent) [3] | 32.5 | 1.53 | 49.7 | 11.7 | 1.63 | 19.0 | 94.5 | |
| Obuasi | 18.2 | 3.21 | 58.5 | 62.9 | 3.38 | 212.3 | 80-81.0 | (4) |
| **Guinea** | | | | | | | | |
| Siguiri (85 percent) [3] | 18.2 | 0.60 | 10.8 | 52.7 | 0.85 | 45.0 | 93-97.5 | |
| **Mali** | | | | | | | | |
| Morila (40 percent) [3] | 6.1 | 2.50 | 15.3 | 4.5 | 2.47 | 11.2 | 89-91.5 | (4) |
| Sadiola (38 percent) [3] | 7.5 | 1.45 | 10.8 | 14.8 | 2.79 | 41.3 | 80-94 | (4) |
| Yatela (40 percent) [3] | 2.1 | 0.94 | 1.9 | 1.4 | 4.63 | 6.6 | 85 | (4) |
| **Namibia** | | | | | | | | |
| Navachab | 5.3 | 1.08 | 5.8 | 10.1 | 1.63 | 16.5 | 92 | (4) |
| **Tanzania** | | | | | | | | |
| Geita | 4.0 | 0.97 | 3.9 | 74.9 | 3.47 | 259.6 | 66.4-92.8 | (4) |
| **United States of America** | | | | | | | | |
| Cripple Creek & Victor | 93.4 | 0.93 | 87 | 35.6 | 0.91 | 32.5 | 60 | |
| **Total** | **260.9** | **1.73** | **450.2** | **594.7** | **2.69** | **1601.5** | | |

*(1) Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.*
*(2) Probable ore reserves include reserves below infrastructure. See table below.*
*(3) Ore reserves attributable to AngloGold Ashanti's percentage interest shown.*
*(4) Recovery factor varies according to ore type.*
*(5) Bibiani Mine was sold on December 1, 2006.*
*(6) The Vaal Reef Ore Reserves include 11.8 thousand tons of Uranium by-products; this can not be accounted for by mine as Great Noligwa, Kopanang and Moab Khotsong feed to a combination of plants.*
*(8) The Ore Reserve contains 0.76 million tons of silver to be recovered as a by-product.*
*(9) The Ore Reserve contains 0.19 million tons of copper.*
*(10) 0.50 million tons of sulphure will be recovered from processing the Ore Reserve.*

The 2006 probable ore reserves include reserves below infrastructure in the case of the following underground mines currently in production:

| Mine | Tonnes (millions) | Grade (grams/tonne) | Gold Content (tonnes) |
|---|---|---|---|
| TauTona | 4.5 | 13.71 | 62.3 |
| Mponeng | 7.9 | 9.26 | 73.6 |
| Obuasi | 4.0 | 9.43 | 37.6 |
| Total | 16.4 | 32.4 | 173.5 |

**Ore Reserves: Metric**

| | Proven Ore Reserves [1] | | | Probable Ore Reserves [1] | | | Metallurgical Recovery Factor |
|---|---|---|---|---|---|---|---|
| **At December 31, 2005** | | | | | | | |
| | Tonnes (mill) | Grade (g/t) | Gold Content (tonnes) | Tonnes (mill) | Grade (g/t) | Gold Content (tonnes) | percent |
| **South Africa** | | | | | | | |
| *Vaal River* | | | | | | | |
| Great Noligwa | 6.0 | 8.65 | 52.2 | 11.1 | 8.23 | 91.2 | 97.1 |
| Kopanang [6] | 1.1 | 9.66 | 10.9 | 19.7 | 8.13 | 160.4 | 97.7 |
| Moab Khotsong | 0.6 | 9.39 | 6.0 | 8.5 | 12.46 | 106.4 | 97.6 |
| Tau Lekoa | 3.9 | 4.17 | 16.1 | 3.8 | 4.05 | 15.3 | 96.7 |
| *West Wits* | | | | | | | |
| Mponeng | 1.9 | 7.01 | 13.1 | 16.4 | 7.79 | 127.6 | 98.4 |
| Savuka | 0.0 | 8.27 | 0.2 | 0.0 | 9.02 | 0.3 | 97.6 |
| TauTona [2] | 0.9 | 11.66 | 10.5 | 14.1 | 10.92 | 153.5 | 97.7 |
| *Surface* | | | | | | | |
| Surface sources | 0.0 | 0.00 | 0.0 | 115.1 | 0.61 | 70.3 | 73.1 |
| Ergo [7] | - | - | - | - | - | - | - |
| **Argentina** | | | | | | | |
| Cerro Vanguardia (92.5 percent) [4] | 1.6 | 7.99 | 12.6 | 4.5 | 6.53 | 29.2 | 95.2 |
| **Australia** | | | | | | | |
| Boddington (33.33 percent) [4] | 41.2 | 1.01 | 41.4 | 93.1 | 0.85 | 78.8 | n/a |
| Sunrise Dam | 6.5 | 2.11 | 13.7 | 9.4 | 4.39 | 41.4 | 82.90 |
| **Brazil** | | | | | | | |
| AngloGold Ashanti Brasil Mineraçáo | 2.1 | 6.4 | 13.2 | 8.6 | 7.5 | 64.4 | 87-92.5 [5] |
| Serra Grande (50 percent) [4] | 0.6 | 4.72 | 3.0 | 1.2 | 7.14 | 8.8 | 92.8-96.1 [5] |
| **Ghana** | | | | | | | |
| Bibiani | 4.0 | 1.03 | 4.1 | 0.4 | 0.93 | 0.3 | 60 |
| Iduapriem (85 percent) [4] | 24.8 | 1.78 | 44.1 | 7.3 | 1.81 | 13.3 | 94 |
| Obuasi | 10.7 | 2.67 | 28.5 | 39.0 | 6.17 | 240.4 | 75-81.9 [5] |
| **Guinea** | | | | | | | |
| Siguiri (85 percent) [4] | 23.6 | 0.62 | 14.5 | 36.7 | 1.00 | 36.6 | 93.5 |
| **Mali** | | | | | | | |
| Morila (40 percent) [4] | 6.4 | 3.21 | 20.5 | 2.5 | 3.63 | 9.0 | 89-91.5 [5] |
| Sadiola (38 percent) [4] | 2.8 | 1.95 | 5.4 | 5.3 | 4.09 | 21.5 | 75-93 [5] |
| Yatela (40 percent) [4] | 0.5 | 1.33 | 0.7 | 1.5 | 3.97 | 6.1 | 75-85 [5] |
| **Namibia** | | | | | | | |
| Navachab | 1.2 | 1.85 | 2.2 | 8.9 | 1.65 | 14.7 | 87-92 [5] |
| **Tanzania** | | | | | | | |
| Geita | 22.1 | 3.40 | 75.1 | 40.4 | 4.69 | 189.2 | 66-95 [5] |
| **United States of America** | | | | | | | |
| Cripple Creek & Victor | 87.4 | 0.86 | 75.4 | 31.8 | 0.86 | 27.4 | 62 |
| **Total** | **249.8** | **1.86** | **463.4** | **479.2** | **3.14** | **1506.0** | |

[1] Ore reserves include marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
[2] Probable ore reserves include reserves below infrastructure. See table below.
[3] Negligible proven and probable ore reserves as the mine is closing.
[4] Ore reserves attributable to AngloGold Ashanti's percentage interest shown.
[5] Recovery factor varies according to ore type.
[6] A mining license for Edom has been approved.
[7] Ergo was closed in March 2005.

The 2005 probable ore reserves include reserves below infrastructure in the case of the following South African mine:

| Mine | Tonnes (millions) | Grade (grams/tonne) | Gold Content (tonnes) |
|---|---|---|---|
| TauTona | 4.4 | 11.73 | 51.4 |
| Total | 4.4 | 11.73 | 51.4 |

The ore reserves in respect of the remaining AngloGold Ashanti underground mines do not include any ore reserves below infrastructure.

### Stockpiles:  Imperial

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

| Stockpiles [1] | At December 31, 2006 | | |
|---|---|---|---|
| | Tons (million) | Grade (ounces/ton) | Gold content (million ounces) |
| **South Africa** | | | |
| *Vaal River* | | | |
| Great Noligwa | 0.000 | – | 0.000 |
| Kopanang | 0.000 | – | 0.000 |
| Moab Khotsong | 0.000 | – | 0.000 |
| Tau Lekoa | 0.000 | – | 0.000 |
| *West Wits* | | | |
| Mponeng | 0.000 | – | 0.000 |
| Savuka | 0.000 | – | 0.000 |
| TauTona | 0.000 | – | 0.000 |
| *Surface* | | | |
| Surface sources [2] | 115.481 | 0.02 | 1.912 |
| **Argentina** | | | |
| Cerro Vanguardia (92.5 percent) | 0.020 | 0.58 | 0.012 |
| **Australia** | | | |
| Boddington (33.33 percent) | 0.165 | 0.02 | 0.004 |
| Sunrise Dam | 7.455 | 0.05 | 0.399 |
| **Brazil** | | | |
| AngloGold Ashanti Brasil Mineraçáo | 0.051 | 0.23 | 0.012 |
| Serra Grande (50 percent) | 0.073 | 0.23 | 0.017 |
| **Ghana** | | | |
| Iduapriem (85 percent) | 1.373 | 0.04 | 0.049 |
| Obuasi [3] | 51.647 | 0.04 | 2.133 |
| **Guinea** | | | |
| Siguiri (85 percent) | 20.052 | 0.02 | 0.348 |
| **Mali** | | | |
| Morila [3] (40 percent) | 6.561 | 0.05 | 0.347 |
| Sadiola (38 percent) | 8.057 | 0.04 | 0.327 |
| Yatela (40 percent) | 2.278 | 0.03 | 0.062 |
| **Namibia** | | | |
| Navachab | 4.600 | 0.02 | 0.102 |
| **Tanzania** | | | |
| Geita | 4.457 | 0.03 | 0.126 |
| **United States of America** | | | |
| Cripple Creek & Victor | 0.000 | – | 0.000 |

*Note:  The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.*

[1]    *Attributable to AngloGold Ashanti.*
[2]    *Centralized operations treating material on surface that was previously generated by several underground operations.*
[3]    *Includes Tailing Storage Facilities.*

**Stockpiles: Imperial**

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

| Stockpiles [1] | At December 31, 2005 | | |
|---|---|---|---|
| | Tons (million) | Grade (ounces/ton) | Gold content (million ounces) |
| **South Africa** | | | |
| *Vaal River* | | | |
| Great Noligwa | 0.000 | – | 0.000 |
| Kopanang | 0.000 | – | 0.000 |
| Moab Khotsong | 0.000 | – | 0.000 |
| Tau Lekoa | 0.000 | – | 0.000 |
| *West Wits* | | | |
| Mponeng | 0.000 | – | 0.000 |
| Savuka | 0.000 | – | 0.000 |
| TauTona | 0.000 | – | 0.000 |
| Surface [2] | 0.000 | – | 0.000 |
| *Surface* | | | |
| Surface sources [2] | 0.000 | – | 0.000 |
| **Argentina** | | | |
| Cerro Vanguardia (92.5 percent) | 0.077 | 0.205 | 0.016 |
| **Australia** | | | |
| Boddington (33.33 percent) | 0.000 | – | 0.000 |
| Sunrise Dam | 5.310 | 0.050 | 0.263 |
| **Brazil** | | | |
| AngloGold Ashanti Brasil Mineraçáo | 0.044 | 0.226 | 0.010 |
| Serra Grande (50 percent) | 0.047 | 0.203 | 0.010 |
| **Ghana** | | | |
| Iduapriem (85 percent) | 0.536 | 0.048 | 0.026 |
| Obuasi | 3.307 | 0.018 | 0.058 |
| **Guinea** | | | |
| Siguiri (85 percent) | 23.982 | 0.016 | 0.378 |
| **Mali** | | | |
| Morila (40 percent) | 3.536 | 0.069 | 0.243 |
| Sadiola (38 percent) | 3.039 | 0.057 | 0.173 |
| Yatela (40 percent) | 0.569 | 0.039 | 0.022 |
| **Namibia** | | | |
| Navachab | 1.286 | 0.054 | 0.069 |
| **Tanzania** | | | |
| Geita | 0.826 | 0.084 | 0.069 |
| **United States of America** | | | |
| Cripple Creek & Victor | 0.000 | – | 0.000 |

*Note: The rounding of figures and converting from metric to imperial units may result in minor computational discrepancies.*

[1]  *Attributable to AngloGold Ashanti.*
[2]  *Centralized operations treating material on surface that was previously generated by several underground operations.*

**Stockpiles: Metric**

Stockpiles are previously mined ore scheduled for future process plant feed. The proven and probable ore reserves include the following stockpile material:

| Stockpiles [1] | At December 31, 2006 | | |
|---|---|---|---|
| | Tonnes (million) | Grade (grams/tonne) | Gold content (tonnes) |
| **South Africa** | | | |
| *Vaal River* | | | |
| Great Noligwa | 0.000 | – | 0.000 |
| Kopanang | 0.000 | – | 0.000 |
| Moab Khotsong | 0.000 | – | 0.000 |
| Tau Lekoa | 0.000 | – | 0.000 |
| *West Wits* | | | |
| Mponeng | 0.000 | – | 0.000 |
| Savuka | 0.000 | – | 0.000 |
| TauTona | 0.000 | – | 0.000 |
| *Surface* | | | |
| Surface sources [2] | 104.763 | 0.57 | 59.475 |
| **Argentina** | | | |
| Cerro Vanguardia (92.5 percent) | 0.018 | 20.00 | 0.369 |
| **Australia** | | | |
| Boddington (33.33 percent) | 0.150 | 0.80 | 0.120 |
| Sunrise Dam | 6.763 | 1.82 | 12.325 |
| **Brazil** | | | |
| AngloGold Ashanti Brasil Mineraçáo | 0.046 | 7.95 | 0.368 |
| Serra Grande (50 percent) | 0.066 | 7.87 | 0.522 |
| **Ghana** | | | |
| Iduapriem (85 percent) | 1.246 | 1.23 | 1.531 |
| Obuasi [3] | 46.853 | 1.42 | 66.353 |
| **Guinea** | | | |
| Siguiri (85 percent) | 18.191 | 0.60 | 10.828 |
| **Mali** | | | |
| Morila [3] (40 percent) | 5.951 | 1.82 | 10.815 |
| Sadiola (38 percent) | 7.309 | 1.39 | 10.160 |
| Yatela (40 percent) | 2.066 | 0.94 | 1.940 |
| **Namibia** | | | |
| Navachab | 4.173 | 0.76 | 3.181 |
| **Tanzania** | | | |
| Geita | 4.044 | 0.97 | 3.924 |
| **United States of America** | | | |
| Cripple Creek & Victor | 0.000 | – | 0.000 |

[1]   Attributable to AngloGold.
[2]   Centralized operations treating material on surface that was previously generated by several underground operations.
[3]   Includes Tailing Storage Facilities.

**Stockpiles:  Metric**

Stockpiles are previously mined ore scheduled for future process plant feed.  The proven and probable ore reserves include the following stockpile material:

| Stockpiles [1] | At December 31, 2005 | | |
|---|---|---|---|
| | **Tonnes (million)** | **Grade (grams/tonne)** | **Gold content (tonnes)** |
| **South Africa** | | | |
| *Vaal River* | | | |
| Great Noligwa | 0.000 | – | 0.000 |
| Kopanang | 0.000 | – | 0.000 |
| Moab Khotsong | 0.000 | – | 0.000 |
| Tau Lekoa | 0.000 | – | 0.000 |
| *West Wits* | | | |
| Mponeng | 0.000 | – | 0.000 |
| Savuka | 0.000 | – | 0.000 |
| TauTona | 0.000 | – | 0.000 |
| Surface [2] | 0.000 | – | 0.000 |
| *Surface* | | | |
| Surface sources [2] | 0.000 | – | 0.000 |
| **Argentina** | | | |
| Cerro Vanguardia (92.5 percent) | 0.070 | 7.01 | 0.492 |
| **Australia** | | | |
| Boddington (33.33 percent) | 0.000 | – | 0.000 |
| Sunrise Dam | 4.817 | 1.70 | 8.178 |
| **Brazil** | | | |
| AngloGold Ashanti Brasil Mineraçáo | 0.040 | 7.76 | 0.311 |
| Serra Grande (50 percent) | 0.043 | 6.97 | 0.296 |
| **Ghana** | | | |
| Iduapriem (85 percent) | 0.486 | 1.66 | 0.807 |
| Obuasi | 3.000 | 0.60 | 1.800 |
| **Guinea** | | | |
| Siguiri (85 percent) | 21.756 | 0.54 | 11.744 |
| **Mali** | | | |
| Morila (40 percent) | 3.208 | 2.36 | 7.555 |
| Sadiola (38 percent) | 2.757 | 1.95 | 5.373 |
| Yatela (40 percent) | 0.517 | 1.33 | 0.688 |
| **Namibia** | | | |
| Navachab | 1.167 | 1.85 | 2.160 |
| **Tanzania** | | | |
| Geita | 0.750 | 2.88 | 2.159 |
| **United States of America** | | | |
| Cripple Creek & Victor | 0.000 | – | 0.000 |

[1]    *Attributable to AngloGold.*
[2]    *Centralized operations treating material on surface that was previously generated by several underground operations.*

## Drill hole spacing: Imperial

In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:

| | Drill Hole Spacings | |
|---|---|---|
| | **Proven Ore Reserves** | **Probable Ore Reserves** |
| **South Africa** | | |
| Underground sources | Ore body opened up, developed and sampled on a 7 – 10 foot spacing on raise lines and on a 16 x 16 grid thereafter | From a 130 x 130 foot spacing up to 3200 x 3200 foot spacing |
| Surface sources | Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns | Variable sampling strategies: Belt samplers, cross stream residue samplers |
| **Argentina** | | |
| Cerro Vanguardia | 16 x 41 feet | 33 x 82 feet |
| **Australia** | | |
| Boddington | The average weighted distance to samples must be less than 131 feet of block centroid and more than 25 samples must have been used in the estimation | The average weighted distance to samples must be less than 197 feet of block centroid and more than 15 samples must have been used in the estimation |
| Sunrise Dam | 82 x 82 feet | 131 x 131 feet |
| **Brazil** | | |
| AngloGold Ashanti Brasil Mineraçáo | Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 foot interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project. | Two adjacent levels of ore body opened up, developed and sampled on a 217 x 7 foot interval. Drilling pattern of 196 x 65 feet for Cuiaba Expansion Project. |
| Serra Grande (50 percent) | 66 x 33 feet | 66 x 164 feet |
| **Ghana** | | |
| Iduapriem | 164 x 164 feet | 246 x 164 feet |
| Obuasi - Surface | 66 x 66 feet | 98 x 98 feet |
| Obuasi - Underground | 66 x 66 feet | 197 x 197 feet |
| **Guinea** | | |
| Siguiri | 16 x 33 feet | 164 x 82 feet |
| **Mali** | | |
| Morila | 33 x 33 feet | 98 x 98 feet |
| Sadiola | 82 x 82 feet | 115 x 115 feet |
| Yatela | 33 x 33 feet and 82 x 82 feet | 115 x 148 feet |
| **Namibia** | | |
| Navachab | 33 x 33 feet | 82 x 82 feet |
| **Tanzania** | | |
| Geita | 33 x 33 feet | 131 x 131 feet |
| **USA** | | |
| Cripple Creek & Victor | <98 x 98 feet | >98 x 98 feet |

**Drill hole spacing: Metric**

In determining the proven and probable ore reserves, AngloGold Ashanti applied the following drill hole spacings:

| | Drill Hole Spacings | |
|---|---|---|
| | **Proven Ore Reserves** | **Probable Ore Reserves** |
| **South Africa** | | |
| Underground sources | Ore body opened up, developed and sampled on a 2 – 3 meter spacing on raise lines and on a 5 x 5 grid thereafter | From a 40 x 40 meter spacing up to 1000 x 1000 meter spacing |
| Surface sources | Variable sampling strategies: Belt samplers, cross stream residue samplers and bulk sampling campaigns | Variable sampling strategies: Belt samplers, cross stream residue samplers |
| **Argentina** | | |
| Cerro Vanguardia | 5 x 12.5 meter | 10 x 25 meter |
| **Australia** | | |
| Boddington | The average weighted distance to samples must be less than 40 meter of block centroid and more than 25 samples must have been used in the estimation | The average weighted distance to samples must be less than 60 meter of block centroid and more than 15 samples must have been used in the estimation |
| Sunrise Dam | 25 x 25 meter | 40 x 40 meter |
| **Brazil** | | |
| AngloGold Ashanti Brasil Mineraçáo | Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval. Drilling pattern of 60 x 20 for Cuiaba Expansion Project. | Two adjacent levels of ore body opened up, developed and sampled on a 66 x 2 meter interval |
| Serra Grande (50 percent) | 20 x 10 meter | 20 x 50 meter |
| **Ghana** | | |
| Iduapriem | 50 x 50 meter | 75 x 50 meter |
| Obuasi – Surface | 20 x 20 meter | 30 x 30 meter |
| Obuasi - Underground | 20 x 20 meter | 60 x 60 meter |
| **Guinea** | | |
| Siguiri | 5 x 10 meter | 50 x 25 meter |
| **Mali** | | |
| Morila | 10 x 10 meter | 30 x 30 meter |
| Sadiola | 25 x 25 meter | 35 x 35 and 25 x 25 meter |
| Yatela | 25 x 25 and 10 x 10 meter | 35 x 45 meter |
| **Namibia** | | |
| Navachab | 10 x 10 meter | 25 x 25 meter |
| **Tanzania** | | |
| Geita | 10 x 10 meter | 40 x 40 meter |
| **USA** | | |
| Cripple Creek & Victor | <30 x 30 meter | >30 x 30 meter |

**Research and development**

AngloGold Ashanti's research and development includes a range of initiatives in geology, mining, processing, engineering, safety, environment, marketing and knowledge management. A combination of collaborative and in-house research is adopted. Collaborative partners include research organizations, universities, mining companies, mining service providers and contractors.

In addition, AngloGold Ashanti's wholly owned subsidiary, ISS International Ltd, (ISSI), is a global company specializing in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment.

AngloGold Ashanti is a signatory of the International Cyanide Management Institute (ICMI) and is committed to reaching compliance with the International Cyanide Management Code. All processing operations group-wide were audited by an in-house audit team, areas of improvement were identified at the operations and a schedule is in place for the operations to undergo ICMI external audits to demonstrate compliance with the International Cyanide Management Code. Extensive cyanide speciation studies have been conducted in collaboration with Mintek at the various plants in the South Africa region to determine, on both a macro and a micro-scale, the environmental impacts of cyanide in residue material. A project evaluating the impacts of hypersaline water and cyanide on wildlife and the environment is under way in Australia in collaboration with ACMER. Continuing projects cover cyanide measurement and control, cyanide recovery and cyanide destruction. These projects have enabled a clearer understanding of the environmental impacts of cyanide and have led to the implementation of strategies to ensure compliance with the requirements of the International Cyanide Management Code.

The AuTEK project to develop new industrial uses for gold is based at Mintek in Johannesburg. AngloGold Ashanti continues to support the catalysis initiative within the programme. This involves gold catalyst development for carbon monoxide oxidation, for use in fuel cells and in photocatalysis. Current efforts are aimed at improving scale-up and commercialization of gold catalysts.

Geology initiatives include:
- The development of a pneumatic sampler for underground use
- A digital terrain modeling system for proper representation of 3D data on underground plans, particularly in steeply dipping areas
- Geometallurgical mapping and mine modeling to systematically produce metallurgical ore body domains
- A hydrothermal project to understand chemical characteristics of ores and their potential impacts on processing and recovery

Mining initiatives include:
- Improving short-term seismic hazard assessment through improved numerical modeling capability
- Improving tunnel support systems in deep, seismically active mines through a destructive proof-testing approach
- Development of an oscillating disc cutter to be mounted on a four wheel drive vehicle for underground face sampling
- Development and testing of an underground water cannon system for stope cleaning
- A large open-pit research project to develop a new toolbox for geotechnical design and risk management
- Development of an alternative radar system for radar monitoring of pit slopes
- Development of micro-seismic monitoring for pit wall stability as a backup monitoring system
- Risk-based mine planning using conditional simulation techniques
- Integration of software used for geological mapping and modeling

Processing initiatives include:

- Thiosulphate leaching of gold as a development of a non-cyanide gold extraction process
- Use of digital camera technology to measure mill feed size, using this information to improve mill process control
- Establishing uranium leaching conditions for maximum extraction of uranium from the Vaal River operations
- Amira P9N comminution technology project on milling efficiency, steel ball and liner wear

Amira P420 gold processing project looking at refractory ore treatment, thiosulphate leaching, cyanide and the environment

- Amira P266 thickening project, improving thickener performance using discrete element analysis and modeling
- Evaluation of optical sorting as a method for upgrading ore streams or waste rock dumps
- Thickened tailings beach slope angle modeling to improve tailings facility operation

Other initiatives include:

- Monitoring real-time corrosion rates in uranium plant elution columns
- Void-filling using aerated cement walls for improved management of heat, radiation and ventilation
- Automated in-stope water-blast to reduce silica dust exposure in stopes

**Global Exploration**

The replacement of production ounces through near-mine (brownfields) exploration continued to remain a high priority for AngloGold Ashanti in 2006. During the year, brownfields exploration activities continued around all of the group's present operations.

In 2006, exploration activities in new areas (greenfields exploration) were primarily focused on the Tropicana Joint Venture Project in Western Australia, in Colombia, and in the Democratic Republic of Congo (DRC). Joint ventures and partnerships with other companies facilitated further greenfields exploration activities in Russia, China, Laos and the Philippines, while the company divested its exploration assets in both Alaska and Mongolia during the year. The discovery of new long-life, low-cost mines remains the principle objective of the greenfields exploration programme, although AngloGold Ashanti is also committed to maximizing shareholder value by exiting or selling those exploration assets that do not meet its internal growth criteria and also by opportunistically investing in prospective junior exploration companies. During 2006, total expenditure amounted to $103 million (including equity accounted joint ventures). Expenditure is expected to increase to $163 million (including equity accounted joint ventures) in 2007.

**Argentina**

At **Cerro Vanguardia**, drilling of over 30 linear kilometers along an extensive array of veins was completed to detect viable oreshoots.

**Australia**

Brownfields: At **Sunrise Dam**, brownfields exploration continues to focus on increasing the underground resource inventory and increasing the confidence category of the Mineral Resources so that Ore Reserve conversion can occur. Underground diamond drilling has been successful in identifying extensions to many of the known zones.

At **Boddington Gold Mine**, six diamond drill rigs were employed by the end of 2006 on drill programmes to convert Inferred Mineral Resource to Indicated Mineral Resource within the planned pit and on near-pit resource extensions. Mineral Resource conversion drilling during 2006 primarily focused on the Central Diorite zone of the Wandoo South pit where, historically, broad zones of mineralization have been intersected.

Greenfields: AngloGold Ashanti holds a 70 percent interest in the Tropicana Joint Venture Project, a 12,260 square kilometer tenement package located to the east and north-east of Kalgoorlie in Western Australia. Prior to the commencement of AngloGold Ashanti's exploration programme at Tropicana in 2002, no significant gold exploration had been undertaken in the district.

Joint venture partner Independence Group NL holds a free carried interest in the project until the completion of a pre-feasibility study, at which point Independence Group NL is required to begin to contribute in terms of its 30 percent interest.

Initial drill target generation at Tropicana has been achieved primarily using soil geochemistry, with wide-spaced soil sampling completed over the majority of the granted tenure. Drilling to date at both the Tropicana zone and recently-discovered Havana zone has confirmed the potential of the project to host a multi-million ounce gold resource. Additional early-stage targets requiring closer-spaced follow-up soil sampling and drill testing have also been identified regionally.

Gold mineralization at the Tropicana prospect (including the Havana zone), which is located 200 km east-south-east of AngloGold Ashanti's Sunrise Dam operation, has been defined by both reverse circulation and diamond drilling to extend over a strike length of approximately four kilometers. The mineralization is open to both the south and down-dip, and drilling is currently testing a potential block of fault-offset mineralization to the north. The company is currently undertaking an intensive exploration and resource development drilling programme at Tropicana, and a pre-feasibility study is expected to commence in mid-2007.

First-pass aircore drilling at the Beachcomber 1 prospect, located 220 km south of the Tropicana prospect in the southern portion of the tenement package, has intersected 4 meters at 43.5 grams per tonne from a depth of 24 meters. Additional drilling is currently underway to understand the dimensions and significance of the result.

**Brazil**

Brownfields: At **Corrego do Sitio,** prospecting for both open pit and underground ore continued. Conversion of open-pittable Mineral Resources to Ore Reserves by in-fill drilling added 540,000 ounces to Reserves. Some 7,000 meters have been drilled during 2006 to delineate ore shoots amenable to underground mining, although the orebodies are geometrically complex and will require detailed geological control during the exploitation phase. Planned drilling for 2007 will continue to concentrate on the Laranjeiras orebody.  Drilling has indicated an additional, probable economic orebody located south of Cachorro Bravo.  Also at Corrego do Sitio, a new deposit (Paiol) is being delineated after three initial intersections returned encouraging results in the third quarter of 2006.

In March of 2006, **Serra Grande** acquired the mining rights to property adjacent to its current operations, permitting full access to the Palmeiras orebody, as well as to the potential upside in surrounding mineralized structures. Growth in Mineral Resources and Ore Reserves in 2006 amounted to net gains of 400,000 and 300,000 ounces, respectively. This was mainly due to successful drilling and model interpretation for the open-pittable portions of the main orebodies and drilling in the vicinity of Corpo IV. Drilling in 2007 will focus on structurally controlled targets in a zone below Palmeiras and above Corpo IV.

**China**

In February 2006, AngloGold Ashanti announced the acquisition of an effective 8.7 percent stake in Dynasty Gold Corporation through a $2 million private placement.  Dynasty Gold, a Vancouver-based company with exploration activities in China, holds 70 percent interests in the Red Valley project in Qinghai, the Wild Horse project in Gansu, and the Hatu project in Xinjiang. The proceeds of the AngloGold Ashanti placement are currently being used to fund further exploration at the Red Valley and Wild Horse projects, both of which are located in the prospective Qilian metallogenic belt. In addition to its equity investment, AngloGold Ashanti retains the right to enter into joint ventures at either or both of the Red Valley and Wild Horse projects, and may earn-in to a total 55 percent interest by investing $5 million in exploration over three years. Results from a recently completed 5,397 meter diamond drill programme at Red Valley are currently under evaluation.

Complementing the company's equity investment in Dynasty Gold Corporation, AngloGold Ashanti also signed two separate co-operative joint ventures (CJV) in 2006 with local partners at Yili-Yunlong (in the Xinjiang province) and Jinchanngou (in the Gansu province). These prospects possess the potential for epithermal gold and porphyry copper-gold deposits, and orogenic gold deposits, respectively. Assuming final business registration approval is received from the Chinese regulatory authorities by early 2007, these projects are expected to form part of AngloGold Ashanti's 2007 greenfields exploration drilling programme.

**Colombia**

AngloGold Ashanti made significant progress in 2006 in the exploration of its extensive tenement position in Colombia, both through its own exploration activities and through its preferred joint venture partner strategy. AngloGold Ashanti has been active in Colombia since 1999.

In terms of its own projects, AngloGold Ashanti in 2006 completed first-pass drilling on the bulk-tonnage targets at Quinchia and Gramalote in central Colombia. Initial results included 255 meters at 1.16 grams per tonne and 275 meters at 1.2 grams per tonne at Gramalote, and 265 meters at 0.8 grams per tonne and 242 meters at 0.85 grams per tonne at Quinchia. Follow-up diamond drilling is underway at both Gramalote and Quinchia.

In order to capitalize on its first-mover advantage in Colombia and to optimize its resources in the process of exploring the country, AngloGold Ashanti also announced two exploration partnerships in Colombia during 2006.

On June 1. 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Bema Gold Corporation in order to form a new company to explore eight of AngloGold Ashanti's mineral opportunities located in northern Colombia. Under the terms of this agreement, the new company will have the right to earn-in to a 51 percent interest on any property that AngloGold Ashanti elects to farm-out within the area of interest by carrying out a minimum of 3,000 meters of exploration drilling and by matching AngloGold Ashanti's prior exploration expenditure. Bema Gold Corporation will provide a minimum of $5 million in exploration funding.

On July 14, 2006, AngloGold Ashanti announced the signing of a second Heads of Agreement with Antofagasta plc to jointly explore for new copper and gold deposits in the La Vega - Mocoa belt in southern Colombia. All of AngloGold Ashanti's mineral applications and contracts in the area of interest were included in the agreement and Antofagasta plc has committed to funding a minimum of $1.3 million of exploration within 12 months of signing the agreement.

**Democratic Republic of Congo (DRC)**

Greenfields exploration activities in the DRC continued to focus on a 10 x 15 km block surrounding the town of Mongbwalu in the north-eastern part of the country. Diamond drilling in 2006 remained concentrated on defining the resource potential of the mineralized mylonite zones at Adidi-Kanga at Nzebi-Senzere, together with following up on the significant new gold intercepts returned from the adjacent Pluto area. The mineralized mylonite zones in all three areas are shallow-dipping and occur at the contact between a granodiorite intrusive and volcano-sedimentary rocks of the Kilo greenstone belt. Two reverse circulation drill rigs and one diamond drill rig will be used in 2007 to accelerate the exploration programme in the area.

Regional drill target generation and evaluation programmes in the Kilo greenstone belt will also be accelerated in 2007. An airborne geophysical survey, to be centered on Mongbwalu and extended to cover the highest priority targets in the region, is scheduled to be flown in early 2007. First-pass drill testing of targets will then be undertaken on a priority basis.

**Ghana**

Surface drilling continued throughout the year at **Obuasi,** with the deep surface borehole UDSDD 3 intersecting the main reef fissure at 1697.38 meters to 1766.20 meters. Both the UDSDD 2 and UDSDD 3 holes are currently experiencing technical problems that have curtailed progress.

**Guinea**

Drilling at **Siguiri** in 2006 focused on identifying and then following up known mineralization at the Kintinian, Eureka North, Kosan North and Sintroko West prospects. Reconnaissance drilling was also undertaken at the Foulata and Saraya anomalies. Reverse circulation drilling of selected portions of the spent heap leach commenced with the intention of defining a Mineral Resource.

**Laos**

Regional reconnaissance exploration activities continued in Laos during 2006 as part of AngloGold Ashanti's exploration alliance with Oxiana Limited. A number of new target areas were defined and follow-up field review is underway. AngloGold Ashanti also extended its Laos exploration alliance agreement with Oxiana for a further one year and amended the alliance to include the Sanakham Project area, which is still under application.

**Mali**

At **Morila**, regional drilling on the grant defined sub-economic mineralization in the vicinity of the open-pit. The additional knowledge generated drilling this campaign will be used in updating the regional geological model and in further defining drill targets in 2007. Infill drilling campaigns around the pit margin continued to upgrade the confidence of the Mineral Resource, while a drilling programme targeting underground potential was initiated at the near-pit Samacline anomaly.

At **Sadiola,** exploration in 2006 primarily focused on further defining the hard sulphide orebody that lies below the main pit. This orebody is currently the focus of an economic study and is expected to extend the mine's life. Infill drilling also occurred at the Tambali South and FE4 prospects, while reconnaissance drilling was undertaken at the smaller anomalies of Lakanfla East and Sekokoto South East.

**Mongolia**

Exploration activities in Mongolia were terminated in early 2006 and the tenements and related data packages were subsequently sold to a third party.

**Namibia**

At **Navachab**, infill drilling was undertaken north of the main pit, with the intention of converting Inferred Mineral Resources to Indicated Mineral Resources. A high-resolution magnetic survey over the mining license was completed during the year and used to define further targets. Drilling focused on the Gecko central and north prospects with 1,000 meters of reverse circulation drilling returning positive results. Infill drilling was also undertaken at Anomaly 16, located about five kilometers west of the main pit.

**Philippines**

In 2006, AngloGold Ashanti elected to exercise its right to proceed to a second joint venture with Red 5 Limited on the Outer Siana area. This area comprises two tenements which surround, but do not include, Red 5's proposed Siana open pit development. AngloGold Ashanti and Red 5 have also entered into a joint venture to explore the Mapawa area, which is located 20 kilometers north of Siana and contains potential for both epithermal style gold and porphyry style copper-gold deposits. The commencement of detailed exploration at Mapawa currently awaits the granting of a Mineral Production Sharing Agreement by the Mines and Geosciences Bureau in Manila.

**Russia**

On September 21, 2006, AngloGold Ashanti announced its intention to enter into a 50:50 strategic alliance with Russian gold and silver producer Polymetal, in which the two companies would co-operate in the exploration, acquisition and development of gold mining assets within the Russian Federation. Simultaneously, AngloGold Ashanti agreed to acquire Trans-Siberian Gold's interests in the Veduga and Bogunay projects in Krasnoyarsk for a consideration of $40 million and to contribute these assets to the strategic alliance with Polymetal. In return, Polymetal agreed to contribute two projects – Imitzoloto and Eniseevskaya –located in Krasnoyarsk and Chita respectively - and valued at $16 million to the new alliance, as well as to make an initial payment of $12 million to AngloGold Ashanti. The strategic alliance is expected to be finalized by the end of the first quarter, 2007.

As a direct result of the new strategic alliance with Polymetal, AngloGold Ashanti also announced the termination of its exploration alliance with Eurasia Mining plc in respect of the Chita and Buryat regions of eastern Russia.

**South Africa**

At **Moab Khotsong**, the drilling of two surface boreholes continued and a third hole was initiated during the year, which together are intended to further define the geological model of the mine. Borehole MZA9 deflected on reef that averaged 5.13 grams per tonne over 82.2 centimeters (giving 422 cm.g/t) at 3204.29 meters in three acceptable intersections. The Vaal Reef was intersected at 3108.10 meters in the long deflection, and short deflection drilling is in progress. Borehole MGR 7 successfully intersected the Vaal Reef. A short deflection programme on the Vaal Reef gave: 12.73 grams per tonne over 43.9 centimeters (giving 559 cm.g/t) at 3424.11 meters. Long deflection drilling is still in progress. Borehole MMB5 was collared during the year and has advanced to 2733.95 meters in Witwatersrand Quartzites (Elsburg Formation).

**Tanzania**

At **Geita**, drilling programmes showed extensions to known orebodies at the Ridge 8 – Star & Comet gap as well as in the Nyankanga South area. Infill drilling programmes aimed at generating open-pit Mineral Resources were undertaken at the Lone Cone and Area 3 West prospects. An airborne electromagnetic geophysical survey was completed over a portion of the grant during the year.

**United States**

Brownfields: At **Cripple Creek & Victor** in Colorado, infill and step-out development drilling focused on the South Cresson Deposit in 2006, and the final location of the west high wall and step-out drilling between the Main Cresson and the South Cresson pits has now been prioritized. Infill drilling at 60 meter spacing was also carried out within the Life of Mine Extension Project area to determine geological potential for additional ore.

Greenfields: The divestiture of AngloGold Ashanti's Alaskan exploration assets to TSX-listed International Tower Hill Mines Limited (ITH) was completed in August 2006. The company vended to ITH a 100 percent interest in six existing exploration properties and associated databases. In addition, ITH retained an exclusive option to earn-in to 60 percent in each of the LMS and Terra properties in return by incurring $3 million in exploration expenditure on each project (total of $6 million) within four years. AngloGold Ashanti received an initial 19.98 percent equity stake in ITH in consideration for the divestiture.

**Competition**

As gold mining is a mature and regulated industry, and very significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply, AngloGold Ashanti does not consider that competition for sales plays any role in its operations as a gold producer. However, gold producers do compete against each other for acquisition and exploration opportunities.

**Intellectual property**

AngloGold Ashanti and its subsidiary companies hold the right to use certain proprietary technology and intellectual property, including patented technology and other forms of protected intellectual property. These rights relate to various aspects of the company's business, from routine software and related computer technology in support of office operations, to intellectual property contained and/or used in the mining and mineral processing operations. AngloGold Ashanti, as a group, is not dependent on these various forms of intellectual property for the conduct of its business as a whole.

**Sustainable Development: Safety, Health, environmental and social development.**

AngloGold Ashanti published its Report to Society 2006 on March 29, 2007. A copy has been furnished to the SEC under Form 6-K. This report covers issues pertaining to social development in line with AngloGold Ashanti's values and business principles and the Global Reporting Initiative Guidelines prepared on a country and operational basis. The information below is extracted from the Report to Society 2006.

<u>Ethics and governance</u>

The company's ethical performance is guided by AngloGold Ashanti's business principles as they are set out in the Company's Report to Society.

AngloGold Ashanti is committed to upholding high standards of ethics and corporate governance. Corporate governance is addressed at the highest level by the Board of Directors, the Board's Audit and Corporate Governance Committee and ethics, *inter alia*, by the Board's Safety, Health and Sustainable Development Committee.

The company participates in a number of institutions whose focus is voluntary self-regulation through the setting of robust standards and the monitoring of performance against such standards.

AngloGold Ashanti supports the Universal Declaration of Human Rights and the Fundamental Rights Conventions of the International Labour Organization (ILO). AngloGold Ashanti became a signatory to the United Nations Global Compact, a United Nations initiative supporting universal environmental and social principles and promoting responsible corporate citizenship, following the business combination with Ashanti in 2004. AngloGold Ashanti is an active supporter of the United Nations Global Compact.

AngloGold Ashanti is a founding member of the International Council of Mining and Metals (ICMM) and actively participates in international debate as part of this organization. AngloGold Ashanti is also a member of the Council for Responsible Jewellery Practices, established to promote responsible social, ethical, human rights and environmental practice throughout the gold and diamond jewellery chain.

Furthermore, AngloGold Ashanti became an organizational stakeholder of the Global Reporting Initiative (GRI) in 2004. The GRI is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines. These guidelines are for voluntary use by organizations in their reporting on the economic, environmental, and social dimensions of their activities, products, and services.

## Occupational safety and health

Although, the group's safety and health performance has improved significantly since the formation of AngloGold in 1998, AngloGold Ashanti has not achieved its long-term target of eliminating fatal accidents and occupational illness.

In 2006, the group's Fatal Injury Frequency Rate (FIFR) was 0.22 per million man-hours, representing a 57 percent year-on-year increase, although it remains a 44 percent improvement on the rate in 1998. The Lost Time Injury Frequency Rate (LTIFR) – at 7.70 per million man hours in 2006 – rose by 14 percent year-on-year, and has declined by 47 percent since 1998.

Noise-induced Hearing Loss (NIHL) rates have decreased significantly in 2006 to 2 per 1,000 employees from 5 per 1,000 employees in 2005. With respect to Occupational Lung Disease (OLD), including silicosis – new cases reported have increased from 7 per 1,000 employees in 2005 to 10 per 1,000 employees during 2006. The incidence of pulmonary tuberculosis (TB) has also increased in 2006 to 31 per 1,000 from that of 25 per 1,000 recorded in 2005, but is still lower than the figure of 35 per 1,000 recorded in 2004.

### Safety

#### *Fatal accidents*
Regrettably, there were 29 accidents within the group in 2006 in which 37 employees and contractors lost their lives. Thirty-two of these occupational fatalities occurred at South African mines. Fatalities or illnesses which occur during the course of work is an area of considerable concern to the management and Board of AngloGold Ashanti, and a great deal of attention and focus has been placed on returning the company to the improving safety trend established in past years.

#### *Safety rates*
The FIFR increased from a rate of 0.14 per million man-hours in 2005 to 0.22 per million man-hours in 2006, a regression of some 57 percent. Out of our 21 operations, 13 operations ended the year having not experienced any occupational fatalities, while a further four operations either maintained or improved their rates.

In 2006, the LTIFR rose by 14 percent to 7.70 per million man-hours, from 6.77 in 2005 but improved at 10 operations, with Cripple Creek & Victor (CC&V) in the United States having achieved a LTIFR of zero.

### Health

#### *Noise-induced hearing loss (NIHL)*
Sixty-seven new cases of NIHL were identified in South Africa during 2006, which is a rate of 2 per 1,000 employees, representing a decrease from 2005. Comprehensive hearing conservation programmes are in place at all operations and include, among other aspects, noise control engineering (silencing), the provision of hearing protection devices, education and communication programmes, and annual audiometry examinations of employees.

*Occupational Lung Disease (OLD)*

Exposure to silica dust remains one of the major contributing factors to the development of OLD. (In this context OLD includes TB, TB silicosis and obstructive airways disease). Of these, TB is the most pervasive and is compounded by a high HIV prevalence in the mining population (approximately 30 percent) which greatly increases the risk of TB. It is estimated that about 85 percent of employees diagnosed with TB are HIV-positive.

During 2006, 348 cases of OLD were identified in South Africa, which reflects a rate of 10 per 1,000 employees, an increase on that reported in 2005 (9 per 1,000 employees) and 2004 (7 per 1,000 employees). An additional factor contributing to the incidence of OLD (including high TB and HIV rates) is the increasing average age of the South African workforce which has had a longer, cumulative exposure to silica dust underground.

*Dust control*

In South Africa, initiatives to eradicate dust and improve methods of dust control have continued, although the industry target, for which 95 percent of all individual samples must be below the legal limit of $0.1mg/m^3$ by 2008, has not yet been achieved. In 2006, the average silica dust concentration was $0.03mg/m^3$ (2005: $0.04mg/m^3$), with the 95th percentile at $0.129mg/m^3$ (2005: $0.12mg/m^3$).

*TB control*

TB control programmes in South Africa were boosted during the year with the roll-out of a second mobile digital diagnostic radiography unit. The two mobile units in service move from shaft to shaft to facilitate more frequent x-raying of employees.

The objective is to detect and treat TB at an earlier stage, thereby preventing the spread of the disease and reducing its impact on the individual and the community. World Health Organization (WHO) -aligned TB treatment programmes are made available free of charge to employees and contractors alike by the group's medical services. The TB control programme results exceed the WHO targets.

*Silicosis*

Silicosis is caused by the inhalation of free silica dust present particularly in deeper level mining areas with high quartz concentrations, such as in South Africa and Brazil. Efforts to eradicate silicosis at the AngloGold Ashanti operations in Brazil have largely been successful with no new cases of silicosis having been identified in the past five years. In addition to successful dust mitigation programmes and intensive monitoring, Brazilian legislation limiting the number of years that employees may work underground has played a major role in this achievement.

The legacy of silicosis in South Africa remains a significant issue for the company. This is so for a number of reasons. The current state-led compensation systems are cumbersome and inefficient and, because of this, many silicosis-affected former employees of the mining industry may not have had access to regular medical examination, substantial medical care or compensation, if found to be due. AngloGold Ashanti, together with other South African mining companies, is working with the state and unions to identify affected ex-employees in need of care, and to improve access to and use of follow-up treatment and compensation systems. At the same time the company is participating constructively in the debate surrounding the possible combination of the current compensation mechanisms.

**Regional health**

The major public health threats facing AngloGold Ashanti operations – HIV/AIDS and malaria – are found primarily at the group's African operations. HIV/AIDS poses the biggest challenge at its operations in South Africa, but is also a concern in Namibia and Tanzania, where prevalence levels are higher than at the group's operations in Ghana, Guinea and Mali. Malaria represents a significant risk at the operations in Ghana, Guinea, Mali and Tanzania. In Guinea, where cholera is endemic, a campaign is being implemented to overcome the disease at AngloGold Ashanti's operation there.

**HIV/AIDS**

Under South African legislative circumstances, an accurate survey of prevalence levels cannot be conducted, however it is estimated that prevalence levels of HIV/AIDS have remained stable at around 30 percent of the workforce in recent years at the South African operations (2005: 30.0 percent; 2004: 30.24 percent).

These estimates are based on the best available information that includes regional antenatal data and extrapolations from comparable reference groups. The provision of anti-retroviral therapy (ART) – which was introduced in November 2002 – will, over time, logically lead to a higher prevalence rate than would otherwise be the case as infected individuals live longer than they would without ART.

The overall aims of the HIV/AIDS programme are to prevent the spread of infection, to care for those infected or affected by the disease and to provide support to both employees and communities. The programme, which is an integral part of the 'wellness in the workplace' initiative under way at the South African operations, aims to reduce the number of new infections and efficiently manage those already infected. In 2006, the focus remained on the continued implementation of the programme.

The most notable achievement of 2006 was the increase in the uptake of Voluntary Counseling and Testing (VCT). In 2006, 23,389 encounters were recorded at VCT centers which, assuming single annual testing, is equivalent to 75 percent of the South African employee base. This was an increase of 129 percent on the 10,219 encounters recorded in 2005, and exceeded the target of 40 percent set for the year.

Corresponding with the increased uptake of VCT, there was an increase in attendance at the wellness clinics and in enrolment for anti-retroviral therapy (ART). A total of 4,513 patients were registered on the wellness programme as at the end of December 2006, with 1,467 (33 percent) of these on ART. In total 1,252 employees enrolled for the first time at the wellness clinic during 2006, and 617 new patients began ART during the year. This compares with new enrolment at wellness clinics of 1,267 and 630 on ART in 2005.

In terms of support, the focus is on providing palliative and home-based care for the AIDS-ill who retire from the employment of AngloGold Ashanti. This support extends to families and includes counseling and support groups, assistance with home-based palliative care and, where appropriate, the care of orphans in households headed by children or grandparents. AngloGold Ashanti has formed partnerships with several home-based care programmes in the areas around its operations in South Africa.

Expenditure related to the chronic disease management of HIV-infected employees (including the provision of ART), VCT, home-based care for terminally ill ex-employees, and certain programme related research, monitoring and evaluation, amounted to R21.5 million in 2006 (2005: R16.45 million). This included R2.6 million which the AngloGold Ashanti Fund contributed to HIV/AIDS-related community projects.

**Malaria**

Malaria remains a significant risk for the operations in Ghana, Guinea, Mali and Tanzania. Despite the active intervention of international NGOs, the disease has assumed epidemic proportions in these countries, largely a result of ineffective national control measures. The disease is a major cause of death in young children and pregnant women, and also gives rise to morbidity and absenteeism in adult men. AngloGold Ashanti is in the process of implementing integrated malaria control programmes at each of the operations in these countries.

In Ghana, by way of example, the incidence of malaria in 2006 has declined significantly to below 50 percent of 2005 rates. Implementation of the integrated malaria programme at Obuasi began during the course of 2006.

<u>Human resources</u>

AngloGold Ashanti is a significant employer in the global gold mining industry. Many of its operations are situated in countries and regions where, in terms of the local economy, the company is a significant employer, such as in South Africa, Ghana and Tanzania. AngloGold Ashanti employed 61,453 people in 2006 (calculated on a monthly average basis), made up of 46,407 (75.5 percent) permanent employees and 15,047 (24.5 percent) contractors and joint venture employees. In 2005, the group employed 63,993 people, comprising 47,848 employees and 16,145 contractors.

By virtue of its South African domicile, AngloGold Ashanti is subject to certain conventions signed by the South African government, including the human rights and social conventions of the ILO (ILO 29, 87, 98, 100, 105, 111, 128 and 138). South Africa's Constitution, together with its associated laws, guarantees non-discrimination on the basis of race and other unfair grounds, freedom of association and the rights of children, among other basic human rights.

Certain ILO conventions (such as ILO Convention 128, dealing with child labor, and ILO Convention No 29, dealing with forced and compulsory labor) are also governed by law in South Africa, Argentina, Brazil, Australia, Namibia, Tanzania and the United States, and by law and various codes such as the Labour Code and Collective Agreement in Mali.

A wide range of agreements and policies are also in place at an operational level to ensure that human rights are protected. These include recognition and collective bargaining agreements, disciplinary, grievance and appeal procedures and non-discrimination agreements. No breaches of fundamental rights conventions of the ILO were alleged or charges brought against the company in connection with these during 2006.

**Employment equity**

Racial and sexual harassment and other forms of discrimination are prohibited by the company's business principles as well as by legislation in most of the countries where the operations are situated.

In South Africa the employment of historically disadvantaged South Africans (HDSAs) remains a particular priority. Employment targets and achievements are reported annually to the South African Department of Labor, and reporting will also be provided in terms of the South African Mining Charter from 2007.

Where possible, it is standard practice for AngloGold Ashanti to employ indigenous people.

**Training**

AngloGold Ashanti's training philosophy encompasses a wide range of training initiatives. In 2006, the company spent $26.37 million on employee training and development, of which $21.12 million – or 4.6 percent of payroll – was spent in the South Africa operations. In 2005, the employee training and development costs for South African-based operations amounted to $23.2 million. It is the company's policy to provide Adult Basic Education and Training (ABET) to ensure that all employees are able to become literate and numerate.

**Environment**

**Implementing ISO14001**

In March 2005, AngloGold Ashanti took a decision that all its operating mines should, by December 2006, hold certification to the ISO14001 International Environmental Management System standard. By the end of December 2006, AngloGold Ashanti had achieved ISO14001 certification for 19 of its 21 operations.

AngloGold Ashanti recognizes that certification does not necessarily guarantee good operational performance and that the challenge will now be to ensure that the system helps deliver the required on-the-ground results.

**Implementing the Cyanide Code**

AngloGold Ashanti was party to the development of the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold and was one of the first signatories to the code in November 2005. Companies that are signatories to the code must have their operations audited by an independent third party to demonstrate their compliance with the code.

The International Cyanide Management Institute (ICMI), which will guide and manage the implementation of the code, was formed during 2005. AngloGold Ashanti is represented both on the organization's board and on its Industry Advisory Group.

**Environmental risk management and incident reporting**

AngloGold Ashanti's environmental professionals participate in incident investigation and risk management processes at a group and operational level. Key environmental risks are identified as part of the company's overall risk profile and are reported accordingly.

**Closure and rehabilitation**

In line with its business principles and in terms of host country legislation, AngloGold Ashanti provides for rehabilitation and final closure of its operations during the operating life of the mine.

All of the company's operations have closure plans which are reviewed and updated on a regular basis to take cognizance of operational conditions and developments, legislative requirements, international protocols and technological developments and advances in good practices.

**Efficient use of resources, including water and energy**

The mining industry is a significant user of natural resources and commodities and the consumption of fuel, electricity and water can significantly affect the total cost of mining. AngloGold Ashanti has plans in place to improve the efficient use of resources and its over-arching philosophy is that this optimization is best managed at site level where staff understand the requirements of the operation and can identify needs and reduce wastage.

**Greenhouse gas emissions and global warming**

Climate change has become an increasingly contentious issue globally. A position has been rigorously debated within the ICMM and by virtue of its membership, AngloGold Ashanti is party to and supportive of this position. The issue continues to be discussed at the highest levels within the company, while at the same time operations are seeking to improve energy efficiencies to curb the group's contribution to carbon emissions. The company has also participated in discussions around the development of an international market for the trading of carbon credits and is considering ways in which it could meaningfully participate.

**Biodiversity**

The threat to biodiversity as a result of habitat destruction and other human related causes has been a high profile international environmental issue for many years. Through the ICMM we have been engaged in a formal dialogue with the IUCN (World Conservation Union). A significant output from this dialogue has been the recent publication of 'Good Practice Guidance for Mining and Biodiversity'. The best practice guidance is designed to integrate biodiversity considerations through all stages of the mining lifecycle, from exploration, through environmental impact assessments (EIAs), to operations and eventually rehabilitation and closure.

<u>Community</u>

**AngloGold Ashanti and the community**

As exploration and mining activities frequently occur in areas that are remote or regions where there is very little other economic activity, their relative impact is often heightened. The potential impact of exploration and mining activities needs therefore to be considered at the exploration stage, before any activities begin, right through the operations' operating lives, to eventual closure and thereafter.

The necessity for, and the process of, informing communities in advance of any developments and maintaining their involvement throughout the operational life cycle, are enshrined in the law of many of the countries in which the group operates. This communication becomes especially important as operations, or portions of operations either gear up to full production or approach the end of their economic lives. These processes have now been formalized with the rollout by the company of the Stakeholder Engagement Action Plan guidance note and accompanying resources and tools. An example of this is the public consultation and disclosure programme developed at Sadiola and Yatela in accordance with International Finance Corporation guidelines, which is being implemented to good effect.

**Artisanal and small-scale mining**

Artisanal and small-scale mining remains a significant challenge for the company with the key issues being that of legal title over the properties being mined, as well as health, safety and environmental considerations. AngloGold Ashanti's overall objective is to promote the regulation of small-scale mining. Currently action plans are being put in place at all mines and exploration sites where this is a material issue and interventions are most advanced at Geita in Tanzania. Other sites that are materially affected are Obuasi, Siguiri and exploration areas in the DRC and Colombia.

**Indigenous people**

AngloGold Ashanti is mindful that there are specific considerations that need to be taken into account regarding interaction with indigenous peoples. The company is also involved in this dialogue via the International Council on Mining and Metals and supports the Council's draft position statement on indigenous peoples.

**Corporate social investment**

The group spent $7.75 million on corporate social investment in 2006 (2005: $8.19 million). Corporate social investment expenditure is defined as the voluntary investment of funds in the broader community, through programmes, which span a range of development and maintenance activities seeking to complement the work of government, non-government (NGOs) and community-based organizations (CBOs), where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities which the company is legally obliged to undertake or where the purpose is primarily commercial, for example marketing, employee benefits or marketing activities.

**4C.     Organizational structure**

**Head office structure and operations**

AngloGold Ashanti's operations are organized on a country basis. Management of AngloGold Ashanti is entrusted to the executive committee, comprising the four executive directors and two executive officers. This executive committee is supported by the remaining executive officers. See "Item 6.: Directors, senior management and employees".  Day-to-day management of the operations vests with executive teams based in South Africa (Johannesburg), United States (Denver), Brazil (Nova Lima), Ghana (Accra) and Australia (Perth).

**Corporate activities**

Activities provided in the corporate area fall into three categories. First, support is provided to the executive officers in managing AngloGold Ashanti as a whole. Second, certain activities are managed centrally, including strategic and business planning, marketing, corporate finance, treasury, exploration, technology and innovation, corporate secretarial and corporate affairs. Third, certain specialized services are directed from the center although they are managed by operations. These include mining, engineering, metallurgy, mineral resource management, safety and health, the environment and human resources.

AngloGold Ashanti has investments in numerous principal subsidiaries and joint venture interests, see "Item 19.: Exhibits Exhibit 19.8 List of AngloGold Ashanti Limited subsidiaries" for details.

**4D.     Property, plants and equipment**

For a discussion on AngloGold Ashanti's mining properties, plant and equipment, see "Item 4B.: Business Overview".

# Item 4A: Unresolved staff comments

Not applicable.

# Item 5: Operating and financial review and prospects

The following operating and financial review and prospects are based on the US GAAP financial statements of AngloGold Ashanti for the years ended and as at December 31, 2006, 2005 and 2004 which are included under Item 18 of this annual report.

**Overview**

For the year ended December 31, 2006, AngloGold Ashanti had an attributable production of approximately 5.6 million ounces (including joint ventures) of gold. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America) which are supported by extensive, yet focused, exploration activities. As at December 31, 2006, AngloGold Ashanti had Proven and Probable Ore Reserves of approximately 66 million ounces (including joint ventures) on an attributable basis.

AngloGold Ashanti's main product is gold. An insignificant portion of its revenue is currently derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

AngloGold Ashanti's world-wide operations, divided into countries are: South Africa (which comprises seven operations), Argentina (which encompasses one operation), Australia (which encompasses one operation), Brazil (which encompasses two operations), Ghana (which encompasses two operations), Guinea (which encompasses one operation), Mali (which encompasses three operations), Namibia (which encompasses one operation), Tanzania (which encompasses one operation) and the United States of America (which encompasses one operation). For more information on AngloGold Ashanti's business and operations, see "Item 4B.: Business overview — Products, operations and geographical locations".

**5A.    Operating results**

**Introduction**

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is currently derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the IMF, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.

On June 25, 2007, the afternoon fixing price for gold on the London Bullion Market was $650.75 per ounce.

AngloGold Ashanti's costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs are incurred on labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities incurred in the production of gold. Labor is a significant component of production costs as AngloGold Ashanti's mining operations consist mainly of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and AngloGold Ashanti applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.

In conducting mining operations, AngloGold Ashanti recognizes the inherent risks and uncertainties of the industry, and the wasting nature of assets. The costs and expenses relating to the production of gold are either expensed or capitalized to mining assets. Recoverability of capitalized amounts is reviewed on a regular basis.

**Effect of exchange rate fluctuations**

Currently, a significant portion of AngloGold Ashanti's revenues are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2006, AngloGold Ashanti derived 73 percent (66 percent including joint venture arrangements) of its revenues from these countries and incurred 61 percent (58 percent including joint venture arrangements) of its production costs in these local currencies. In 2006, the total increase in total cash costs from 2005 was only partially offset by favorable exchange variances of $7 per ounce or 18 percent. As the price of gold is denominated in US dollars and AngloGold Ashanti realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves AngloGold Ashanti's profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts AngloGold Ashanti's profitability in the short term. Mainly as a result of its hedging instruments, only a small portion of AngloGold Ashanti's revenues are denominated in South African rand and Australian dollar, which partially offsets the effect of the US dollar's strength or weakness on AngloGold Ashanti's profitability. Based upon average rates during the respective years, the rand weakened and the real strengthened by approximately 6 percent and 11 percent respectively, against the US dollar in 2006 compared to 2005. The Argentinean peso traded freely against the US dollar from January 1, 2002 and had devalued to 3.06: 1 against the US dollar by December 31, 2006. The Australian dollar, based on the average rates during the respective years, weakened by 1 percent against the US dollar in 2006 compared to 2005.

To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, AngloGold Ashanti's cash and cash equivalents reported in US dollars could change. At December 31, 2006, approximately 60 percent of AngloGold Ashanti's cash and cash equivalents were held in local currencies.

Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value of the rand while exchange controls exist. The government has indicated its intention to lift exchange controls over time and recently increased the limits of offshore investments for individuals. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see "Item 10D.: Exchange controls".

**Effect of inflation**

AngloGold Ashanti's operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, AngloGold Ashanti is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon AngloGold Ashanti's results and financial condition.

The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

| Year ended December 31 | 2006 percent | 2005 percent | 2004 percent |
|---|---|---|---|
| The average South African rand/US$ exchange rate weakened/(strengthened) by: | 6.3 | (1.1) | (14.7) |
| PPI (inflation rate) increase: | 7.7 | 3.1 | 0.6 |
| **Net effect** | **1.4** | **(4.2)** | **(15.3)**[1] |

[1] *The decrease in the inflation rate is outweighed by the impact of the strengthening of the rand relative to the US dollar.*

**Effect of commodity instruments**

AngloGold Ashanti has utilized commodity instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001 the company has been reducing its hedge commitments through hedge buy-backs, deliveries into contracts and restructurings in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. For a discussion of AngloGold Ashanti's commodity instruments see "Item 11: Quantitative and qualitative disclosures about market risk".

**Acquisitions and dispositions**

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.

In January 2004, AngloGold sold its Western Tanami Project in Australia to Tanami Gold NL in Australia, for a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares in Tanami Gold NL. This followed an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003. In February 2006, AngloGold Ashanti disposed of its entire remaining investment in Tanami Gold.

The business combination between AngloGold and Ashanti Goldfields Company Limited was completed with effect from Monday, April 26, 2004, following the confirmation by the High Court in Ghana on Friday, April 23, 2004, of the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti. AngloGold changed its name to AngloGold Ashanti Limited on April 26, 2004. For a detailed discussion of the AngloGold Ashanti business combination, see "Item 5A.: Operating results – business combination between AngloGold and Ashanti".

In July 2004, AngloGold Ashanti agreed to acquire a 29.9 percent stake in Trans-Siberian Gold plc (TSG) through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). This first move into Russia allows AngloGold Ashanti the opportunity of establishing a meaningful interest in a company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as to being able to establish a business within this prospective new frontier. In April 2005, the company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share. In May 2005, the second subscription was completed.

In August 2004, AngloGold Ashanti sold its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

In September 2004, AngloGold Ashanti sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited (Mwana) for a deferred consideration of $2 million, which was settled part in cash ($1.75 million) and part on the issue of 600,000 Mwana plc shares. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

In September 2004, agreement was reached to sell AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to platinum group metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa.

In October 2004, AngloGold Ashanti signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). This placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti had the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. As at December 31, 2006, AngloGold Ashanti holds 13 percent in Red 5 Limited, with the dilution of shareholding (from 14.1 percent) being the result of the increase in issued share capital. On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest.

In April 2005, AngloGold Ashanti agreed to the conditional sale of exploration assets in the Laverton area, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited (Crescent). The sale is dependent upon Crescent meeting a staged payments schedule. Following the announcements, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent.

In July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in exchange for Aflease shares in a transaction valued at R75 million ($11 million). On December 19, 2005, Aflease was acquired by SXR Uranium One Incorporated (formerly Southern Cross Incorporated) (SXR Uranium One). As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled for that property as of December 31, 2006, the Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale.

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a company with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation (Bema) announced that they would jointly explore a select group of AngloGold Ashanti's mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties. It is the intent of the parties to ultimately list a new company which will hold Bema's interest in the joint venture and in which AngloGold Ashanti has the right to subscribe for a 20 percent shareholding. In November 2006, certain members of Bema's management formed a company, B2 Gold, which company would acquire certain rights held by Bema following the acquisition by Kinross Gold of Bema in December 2006. On February 14, 2007, AngloGold Ashanti consented to the ultimate assignment of Bema's rights and responsibilities to B2 Gold in terms of the joint venture agreement entered into between AngloGold Ashanti and Bema.

On June 30, 2006, AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (June 15, 2007; 15.68 percent). The sales transaction closed on August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options.  As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta plc to jointly explore in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20 percent in copper-dominant and gold-dominant properties subject to certain conditions.

On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007 by the Ghanaian Land Commission and Registry.

Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares.  Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006.  The Company has classified the shares as held for sale.   On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG's interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of $40 million.  TSG announced on February 12, 2007, that the agreements for the sale of its Krasnoyarsk based subsidiaries to AngloGold Ashanti have been signed.   The South African Reserve Bank has approved the transaction.   These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance.  The Company's aggregate shareholding in TSG at December 31, 2006 was 12,263,170 ordinary shares (29.9 percent interest held).

Acquisitions have been accounted for as purchase business combinations under US GAAP.  The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and dispositions took place on the effective date of these transactions.  Therefore, the consolidated financial statements are not necessarily indicative of AngloGold Ashanti's financial condition or results of operations for future periods.  For a more detailed discussion of these transactions, see "Item 4A.: History and development of the company".

**Business combination between AngloGold and Ashanti**

In connection with the business combination between AngloGold and Ashanti, AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following the implementation of the business combination.

Under the Stability Agreement, the government of Ghana retained its special rights ("Golden Share") under the provisions of the mining law pertaining to the control of a mining company, in respect of the assets and operations in Ghana.

- In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share - any disposal by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

The Golden Share does not carry any right to vote at any general meeting of AngloGold Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of $3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately $1,771 million.

AngloGold Ashanti completed the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations. In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units.

The company's reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements "Segment and geographical information". Goodwill related to the acquisition is non-deductible for tax purposes.

The gold prices used to value the Ashanti acquired mineral rights and reserves were determined in accordance with EITF 04-3 "Mining Assets Impairment and Business Combinations" (EITF 04-3) which was effective from March 31, 2004. In accordance with EITF 04-3, AngloGold Ashanti's determination of the gold price assumptions to be used included a detailed consideration of the historic, current and future prices of gold and other data that a market participant would consider. This was important because the EITF states, "Generally, an entity should consider all available information including current prices, historical averages, and forward pricing curves. The Task force observed that it generally would be inappropriate for an entity to use a single factor, such as the current price or a historical average, as a surrogate for estimating future prices without considering other information that a market participant would consider".

AngloGold Ashanti considered among other things, the following factors when considering historic, current and future prices of gold:

1. Historical and current gold prices (both adjusted and unadjusted for inflation to acquisition date);
2. The forward pricing curve for gold;
3. Portfolio diversification and increased investment holdings in gold;
4. A favorable macro-environment;
5. Increased jewellery demand;
6. Shifting official sector sentiment;
7. Declining gold mine supply;

8. Producer dehedging; and
9. Gold asset and company valuation multiples

Having considered the above factors, AngloGold Ashanti concluded that the forward curve price points were consistent with the other factors which a market participant would consider and were, in its judgment, the best indicator of fair value at acquisition. AngloGold Ashanti therefore used the forward gold price curve existing on April 23, 2004 (value dated April 27, 2004) for the 10-year period where there is a forward gold market and quoted forward prices for gold. For periods thereafter, the estimated gold price has been adjusted for inflation by 2.25 percent per year for the anticipated remaining life of the mineral rights and reserves acquired.

Specifically AngloGold Ashanti noted that the forward curve:

1. Is based on quoted market prices, which represents the best evidence of fair value according to FASB literature;
2. Is consistent with other market information about the price; and
3. Is available to other market participants.

As a result of this approach, AngloGold Ashanti utilized a range of gold prices in estimating the value of the acquired mineral rights and reserves, the low end of the estimated price received range was nominal $402 per ounce in 2005 and the high end of the estimated price received range was nominal $999 per ounce in 2039 with an overall average estimated received price of $673 per ounce in nominal terms. In addition, costs for the first six years were estimated based on operational requirements adjusted by inflation, and escalated by 2.25 percent per year for periods thereafter. Future cash flows have been discounted using compound pre-tax rates adjusted for country and other risks, on a mine by mine basis. In particular, these rates vary between 6.5 – 8.5 percent for Ghana, 9.75 – 11.75 percent for Guinea, and 6.25 – 8.25 percent for Tanzania.

During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following re-assessments at this operation. No impairments relating to goodwill were recorded during the year ended December 31, 2006.

The finalization of the purchase price allocation at the individual mines during 2005 in respect of fixed assets resulted in a reallocation between mine development and mine infrastructure of $214 million included in property, plants and equipment. The allocation of goodwill assigned to reporting units was not affected.

The operations and financial condition of the companies and assets acquired are included in the financial statements from April 26, 2004, the effective date of the business combination.

**Projects and growth opportunities**

In addition to continuously monitoring and evaluating prospective acquisitions including the business combination, AngloGold Ashanti's management has identified a number of medium- to long-term organic growth opportunities for the company. For a discussion of these projects and opportunities, see "Item 5D.: Trend information – Growth opportunities".

**South African political, economic and other factors**

AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, AngloGold Ashanti is subject to various economic, fiscal, monetary and political factors that affect South African companies generally.

South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for financial institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see "Item 10D.: Exchange controls".

On May 1, 2004, the Minerals and Petroleum Resources Development Act, Act 28 of 2002 (MPRDA) came into effect and operation. The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order mining rights and the transitional arrangements provided in the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights. Applicants have five years from May 1, 2004, in which to apply to convert old order mining rights into new order mining rights. In August 2005, the Director General of Minerals and Energy notified that the AngloGold Ashanti application for new order mineral rights had been granted.

The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006, and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of 0.825 percent at the prevailing marginal tax rate applicable to the Company. The payment of royalties will commence on May 1, 2009, if the Bill is passed by Parliament in its current form.

**Gold market in 2006**

Continued strong levels of investor and speculator interest combined with exceptional volatility in the first half of the year to push the gold price to 26-year highs during the course of 2006. After reaching a $725 per ounce peak in the second quarter, gold pulled back to $562 per ounce in June, followed by a renewed bout of investor interest that drove the price back to the mid-$600s in July. Price volatility peaked in the second quarter, with relative stability returning to the gold market in the latter part of August and continuing through to the end of the year. In 2006 there was again good correlation between the dollar exchange rate against the euro and the gold price. From an opening exchange rate of $/€1.18 for the year, the dollar closed the year at $/€1.33, thus providing strong support for a higher gold price. During 2006, the South African rand did not appreciate in line with the weaker US currency. The rand opened the year at $/R6.34 and closed the year weaker at $/R7.00. This weakening helped push the rand gold price to new highs of R157,000 per kilogram in July 2006 and to an average of R131,335 per kilogram for the year, or some 45 percent higher than the average rand gold price for 2005.

The wholesale market of exchange traded funds (ETFs), commodity exchange activity and over-the-counter purchases was generally strong in 2006, with particularly robust interest evident in the gold ETF market, which saw the launch of several new funds. The total net number of ounces held by ETFs almost doubled over the course of 2006, from 11 million ounces in January to 20 million ounces at year-end with the ETFs only experiencing small net disinvestment during periods of weakening gold prices. Another key development in 2006 was the rise in investor interest in physical gold, especially among high net worth individuals seeking wealth preservation instruments in the face of continued geopolitical and economic uncertainty.

The decline in physical offtake that began in the last quarter of 2005 continued through the first half of the year and into the early part of the third quarter. Although some recovery was seen in the last months of the year, total global demand for 2006 ended 5 percent lower year-on-year, or 3,866 tonnes compared with 4,070 tonnes in 2005.

The decline was due chiefly to a considerable decrease in jewellery offtake, particularly apparent in the first two quarters of the year, when jewellery demand dipped below total mine production in the face of a high spot price and considerable volatility in the market. Scrap supplies of gold onto the market increased significantly during this period, and gold jewellery manufacturers were further adversely affected as banks made margin calls to cover the higher value of gold inventory loans. In response, manufacturers were generally forced to increase their loan collateral or repay loans by cutting production or liquidating stock.

A marked change in trend was evident in the third quarter when the gold price began to stabilise, albeit at relatively elevated levels. This appeared to denote a move amongst consumers, particularly in Asia and the Middle East, towards accepting gold prices closer to $600 per ounce. Consumption increases in the second half of the year were evident in key markets such as India, when declining price volatility coincided with the Diwali period, which resulted in record gold imports for the fourth quarter even as the spot price steadied above $600 per ounce. To a lesser extent, a late-year recovery in consumption was also evident in most parts of the Middle East, and Chinese jewellery fabrication had actually increased by the end of December, supported primarily by local consumption, with 18-carat gold taking a rising share of the market. North America saw some of the most significant retail price increases in recent years, with gold jewellery consumption in the United States down significantly in tonnage terms in 2006, despite the industry's shift to lighter carat and mixed-material products in response to the year's price volatility. Despite the recovery in the fortunes of the physical market during the second half of the year, the significant May price rise and the related volatility that was the hallmark of the first six months of the year had a sustained impact on jewellery exports to price sensitive markets, including India and the Middle East. The result of a year of relatively high and volatile gold prices was a 16 percent, or 437-tonne, decline in global gold jewellery fabrication for the year. Industrial demand grew healthily through the year, posting a 7 percent increase, due to robust demand from the electronics industry, which set a new quarterly record of 79 tonnes in the third quarter. The importance of a strong physical market to provide offtake and floor price support remains.

Official sector sales for the year approximated 330 tonnes, some 50 percent lower than in 2005. The main cause of this decline was the 34 percent drop in gold sales by the Central Bank Gold Agreement (CBGA) signatories, selling only 104 of their 500 permissible tonnes for the year.

Gold producers continued to reduce their hedging positions during the year through deliveries into hedges and through buybacks. It is estimated that this added some 403 tonnes of demand during 2006.

**Comparison of operating performance in 2006, 2005 and 2004**

The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2006:

| Operating data for AngloGold Ashanti | Year ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 [(1)] |
| Total attributable gold production (thousand ounces) | 5,635 | 6,166 | 5,829 |
| Total cash costs ($/oz) | 321 | 281 | 264 |
| Total production costs ($/oz) | 452 | 398 | 353 |
| Production costs (million US dollars) | 1,525 | 1,638 | 1,340 |
| Capital expenditure (million US dollars) | 817 | 722 | 583 |
| - Consolidated entities | 811 | 710 | 571 |
| - Equity accounted joint ventures | 6 | 12 | 12 |

[(1)]    Adjusted to exclude Ergo, which has been discontinued.

**Attributable Gold production**

For the year ended December 31, 2006, AngloGold Ashanti's total attributable gold production from continuing operations decreased by 531,000 ounces, or 8.6 percent, to 5.6 million ounces from 6.2 million ounces produced in 2005. Gold production from the Geita mine in Tanzania decreased from 613,000 ounces in 2005 to 308,000 ounces in 2006 and mines in Ghana and Guinea reported decreases from 926,000 ounces to 848,000 ounces, mainly due to lower yields. Marginal declines in gold production were recorded from operations located in Brazil where gold production fell from 346,000 ounces to 339,000 ounces. Gold production from operations situated in South Africa decreased by 5 percent from 2,676,000 ounces produced in 2005 to 2,554,000 ounces in 2006 mainly due to both lower mining volumes and grade. Gold production from operations situated in the USA declined from 330,000 ounces produced in 2005 to 283,000 ounces in 2006. The Australian operations produced 465,000 ounces of gold during 2006, compared with 455,000 ounces in 2005.

Gold production in Mali increased by 2 percent from 528,000 ounces in 2005 to 537,000 ounces in 2006. Navachab, the Namibian operation, produced 86,000 ounces of gold in 2006 compared with 81,000 ounces in 2005, mainly as a result of increased milled tonnages offset by reductions in recovered grade. Operations in Argentina produced 215,000 ounces in 2006, a marginal increase over the 211,000 ounces produced in 2005.

For the year ended December 31, 2005, AngloGold Ashanti's total attributable gold production from continuing operations increased by 337,000 ounces, or 6 percent, to 6.2 million ounces from 5.8 million ounces produced in 2004. Gold production from the Geita mine in Tanzania increased from 570,000 ounces in 2004 to 613,000 ounces in 2005 and mines acquired in the completed Ashanti business combination in Ghana and Guinea reported increases from 568,000 to 926,000, mainly as a result of reporting for a complete year in 2005 whereas they were reported for only eight months in 2004. The Guinean operations were also effected positively from a change in processing method. Marginal increases in gold production were recorded from operations located in Brazil where gold production rose from 334,000 ounces to

346,000 ounces. Gold production from operations situated in South Africa decreased by 6 percent from 2,857,000 ounces produced in 2004 to 2,676,000 ounces in 2005 mainly due to both lower mining volumes and grade. Gold production from operations situated in the USA increased from 329,000 ounces produced in 2004 to 330,000 ounces in 2005. The Australian operations produced 455,000 ounces of gold during 2005, compared with 410,000 ounces in 2004. Gold production in Mali increased by 11 percent from 475,000 ounces in 2004 to 528,000 ounces in 2005, mainly as a result of improved grades. Navachab, the Namibian operation, produced 81,000 ounces of gold in 2005 compared with 66,000 ounces in 2004, mainly as a result of increased milled tonnages and recovered grade. Operations in Argentina produced 211,000 ounces both in 2005 and 2004.

A more detailed review of gold production at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

### Total cash costs and total production costs

Total cash costs for the year ended December 31, 2006 was $321 per ounce, $40 per ounce, or 14 percent, higher than the total cash costs of $281 per ounce recorded in 2005. Of this increase $13 per ounce was a consequence of the adoption of EITF 04-06 "Accounting for Stripping Costs in the Mining Industry". Cash costs in the South African operations improved from $295 per ounce to $286 per ounce, primarily due to the weakening of the rand and as a result of cost savings initiatives, which contributed a $50 million saving of which 57 percent arose from operational efficiencies, 9 percent from improved procurement practices and 34 percent from the restructuring implemented at the Savuka and Tau Lekoa mines.

Cero Vanguardia, the Argentinean mine, recorded an increase in cash costs of 30 percent from $171 per ounce in 2005 to $223 per ounce in 2006, mainly as a result of higher local inflation and increases in commodity and maintenance costs and the effects of the adoption of EITF 04-06. The Australian mine, Sunrise Dam, reported cash costs of $333 per ounce for 2006 compared to $269 per ounce for 2005, a 24 percent increase mainly from commodity and contractor costs and the adoption of EITF 04-06, which increased cash costs by $37 per ounce.

The Brazilian mines, Cuiaba and Serra Grande, reported cash costs of $207 per ounce in 2006 compared to $169 per ounce in 2005 and $196 per ounce in 2006 compared to $158 per ounce in 2005, respectively. This increase in cash costs at both mines is mainly attributable to higher local inflation and reduced grade recovered and the adoption of EITF 04-06.

Obuasi in Ghana reported increased cash costs of $52 per ounce increasing to $397 per ounce in 2006 as a result of processing increased tonnages with lower grade ore, whilst at Iduapriem cash costs increased to $413 per ounce mainly due to local inflation and the adoption of EITF 04-06 which increased cash costs by $42 per ounce. The operations at Siguri, in Guinea, reported a $97 per ounce increase in cash costs to $398 per ounce, mainly as result of commodity price increases, higher royalties, which are linked to spot prices, maintenance shutdowns and plant modifications post commissioning.

The Malian operations had a mixed year. Yatela reported a decrease in cash costs to $241 per ounce in 2006 compared to $263 per ounce in 2005 mainly due to process changes in the heap leach operations. At Morila cash costs increased in 2006 to $266 per ounce compared to $191 per ounce in 2005 mainly due to reduced grade recovered and the major mill relining that took place in the second half of the year which affected tonnage. Sadiola reported a $3 per ounce increase in cash costs to $268 per ounce in 2006 mainly due to increased royalty payments linked to the higher gold price. All the Malian operations were affected by the adoption of EITF 04-06.

Navachab reported an increase in cash costs of 19 percent to $349 per ounce as a result of increased gold production and the effects of the US dollar on costs in the second half of the year and the adoption of EITF 04-06, which affected cash costs by $84 per ounce. Geita in Tanzania was impacted by a combination of factors during the year including a drought early in the year, followed by floods impacting haulage rates. These impacted the cut back of the Nyankanga pit which resulted in a 46 percent drop in grade and ultimately impacting cash costs by 111 percent, increasing cash costs from $298 per ounce in 2005 to $630 per ounce in 2006. The adoption of EITF 04-06 increased cash costs at Geita by $140 per ounce. In North America, Cripple Creek reported a $18 per ounce increase to $248 per ounce in 2006 mainly due to higher commodity prices.

Overall, total cash costs for 2006 increased by $40 per ounce of which $14 per ounce related to inflation, and $36 per ounce to lower grades and $13 per ounce for the adoption of EITF 04-06. Cost savings initiatives helped to offset these increases by $10 per ounce, favourable exchange variances by $7 per ounce, higher-by-product effects by $3 per ounce and other variances by $3 per ounce.

Total cash costs for the year ended December 31, 2005 was $281 per ounce, $17 per ounce, or 6 percent, higher than the cash costs of $264 per ounce recorded in 2004. This change was mainly due to marginally higher cash costs for the South African, Australian, and Malian and USA operations in 2005, which increased by 3 percent, 3 percent, 4 percent and 5 percent respectively, and substantially higher cash costs for the Argentinean, Brazilian, Ghanaian and the Tanzanian operations in 2005, which increased by 11 percent, 42 percent, 16 percent and 19 percent respectively, when compared to 2004. The increase in Brazil was a principally the effects of the stronger currency compared to the US dollar. Declines in cash costs were achieved by the Guinean and Namibian operations of 33 percent and 8 percent respectively.

The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.37 and R6.44 during the year ended December 31, 2005 and 2004, respectively) offset by the impact of the implemented cost cutting drives set at the beginning of the year. The Australian operations recorded higher cash costs in 2005, mainly due to the strengthening of the Australian dollar relative to the US dollar (based on the average exchange rates of the Australian dollar against the US dollar of A$1.31 and A$1.36 during the year ended December 31, 2005 and 2004, respectively).

Overall, total cash costs for 2005 increased by $17 per ounce from 2004 of which $4 per ounce related to stronger operating currencies relative to the dollar, $19 per ounce to inflation, and $8 per ounce to lower grades. Cost savings initiatives helped to partially offset these increases by $14 per ounce.

Total production costs per ounce increased from $398 per ounce in 2005 to $452 per ounce in 2006 and from $353 per ounce in 2004 to $398 per ounce in 2005.

A more detailed review of total cash costs and total production costs at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

### Reconciliation of total cash costs and total production costs to financial statements

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, this institute has now been incorporated into the National Mining Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the company's audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2006 is presented below. In addition the company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

**For the year ended December 31, 2006**

**Operations in South Africa** [7]

(in $ millions, except as otherwise noted)

| | Mponeng | TauTona | Savuka | Great Noligwa | Kopanang | Tau Lekoa | Moab Khotsong | Surface operations | Corporate [6] |
|---|---|---|---|---|---|---|---|---|---|
| **Production costs** | 134 | 125 | 28 | 158 | 126 | 77 | 29 | 31 | (39) |
| *Plus:* | | | | | | | | | |
| Production costs of equity accounted joint ventures [1] | - | - | - | - | - | - | - | - | (28) |
| *Less:* | | | | | | | | | |
| Rehabilitation costs & other non-cash costs | 1 | (2) | 1 | (1) | - | (1) | (1) | - | 6 |
| *Plus:* | | | | | | | | | |
| Inventory movement | 5 | 3 | 1 | 1 | 3 | - | 1 | - | 1 |
| Royalties | - | - | - | - | - | - | - | - | - |
| Related party transactions [2] | 2 | 2 | - | 2 | 1 | 1 | - | 1 | - |
| *Adjusted for:* | | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - | (2) |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | - | - | 66 |
| **Total cash costs** | 142 | 128 | 30 | 160 | 130 | 77 | 29 | 32 | 4 |
| *Plus:* | | | | | | | | | |
| Depreciation, depletion and amortization | 81 | 64 | 3 | 67 | 37 | 43 | 20 | 4 | 9 |
| Employee severance costs | 1 | 1 | - | 2 | 1 | 1 | - | - | - |
| Rehabilitation and other non-cash costs | (1) | 2 | (1) | 1 | - | 1 | 1 | - | (6) |
| *Adjusted for:* | | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - | - |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | | - | (3) |
| **Total production costs** | 223 | 195 | 32 | 230 | 168 | 122 | 50 | 36 | 4 |
| | | | | | | | | | |
| **Gold produced (000' ounces)** [4] | 596 | 474 | 89 | 615 | 446 | 176 | 44 | 113 | - |
| | | | | | | | | | |
| **Total cash costs per ounce** [5] | 238 | 270 | 337 | 260 | 291 | 438 | 659 | 283 | - |
| **Total production costs per ounce** [5] | 374 | 411 | 359 | 374 | 377 | 693 | 1,136 | 318 | - |

**For the year ended December 31, 2006**

**Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe**

(in $ millions, except as otherwise noted)

| | ARGENTINA | AUSTRALIA | | | BRAZIL | | GHANA [10] | | | GUINEA [10] | MALI | | | NAMIBIA | TANZANIA [10] | USA | ZIMBABWE [10][12] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cerro Vanguardia | Sunrise Dam | Boddington [9] | Union Reefs [9] | AngloGold Ashanti Brasil Mineração | Serra Grande | Obuasi | Bibiani [11] | Iduapriem | Siguiri | Sadiola | Yatela | Morila | Navachab | Geita | Cripple Creek & Victor | Freda-Rebecca |
| **Production costs** | **37** | **140** | **1** | **-** | **53** | **36** | **142** | **11** | **68** | **91** | **-** | **-** | **-** | **25** | **190** | **60** | **-** |
| Plus: | | | | | | | | | | | | | | | | | |
| Production costs of equity accounted joint ventures [1] | - | - | - | - | - | - | - | - | - | - | 41 | 21 | 46 | - | - | - | - |
| Less: | | | | | | | | | | | | | | | | | |
| Rehabilitation costs & other non-cash costs | - | 4 | (1) | - | (3) | - | 1 | 3 | 4 | (3) | 2 | 3 | (2) | 2 | 7 | (2) | - |
| Plus: | | | | | | | | | | | | | | | | | |
| Inventory movement | 3 | 4 | - | - | - | 2 | 4 | 1 | 3 | 11 | 2 | 3 | 3 | 3 | (8) | 40 | - |
| Royalties | 11 | 7 | - | - | - | - | 7 | 1 | 4 | 21 | 6 | 5 | 7 | - | 5 | 2 | - |
| Related party transactions [2] | - | - | - | - | - | - | - | - | - | - | - | 2 | 1 | - | - | - | - |
| Adjusted for: | | | | | | | | | | | | | | | | | - |
| Minority interests [3] | (3) | - | - | - | - | (19) | - | - | (10) | (18) | - | - | - | - | - | - | - |
| **Total cash costs** | **48** | **155** | **-** | **-** | **50** | **19** | **154** | **16** | **69** | **102** | **51** | **34** | **55** | **30** | **194** | **100** | **-** |
| Plus: | | | | | | | | | | | | | | | | | |
| Depreciation, depletion and amortization | 35 | 38 | - | - | 20 | 14 | 79 | 9 | 27 | 52 | 19 | 15 | 17 | 7 | 49 | 39 | - |
| Employee severance costs | - | - | - | - | - | - | 15 | - | - | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | - | (4) | 1 | - | 3 | - | (1) | (3) | (4) | 3 | (1) | (3) | 4 | (2) | (7) | 2 | - |
| Adjusted for: | | | | | | | | | | | | | | | | | |
| Minority interests [3] | (3) | - | - | - | - | (6) | - | - | (1) | (5) | - | - | - | - | - | - | - |
| **Total production costs** | **80** | **189** | **1** | **-** | **73** | **27** | **247** | **22** | **91** | **152** | **69** | **46** | **76** | **35** | **236** | **141** | **-** |
| **Gold produced (000' ounces)** [4] | **215** | **465** | **-** | **-** | **242** | **97** | **387** | **37** | **167** | **256** | **190** | **141** | **207** | **86** | **308** | **283** | **-** |
| **Total cash costs per ounce** [5] | **223** | **333** | **-** | **-** | **207** | **196** | **397** | **432** | **413** | **398** | **268** | **241** | **266** | **349** | **630** | [8]**248** | **-** |
| **Total production costs per ounce** [5] | **372** | **406** | **-** | **-** | **301** | **278** | **638** | **594** | **544** | **593** | **363** | **326** | **367** | **407** | **766** | **498** | **-** |

**For the year ended December 31, 2006**

**AngloGold Ashanti operations - Total**

(in $ millions, except as otherwise noted)

| | Total |
|---|---|
| **Production costs per financial statements** | **1,525** |
| *Plus:* | |
| Production costs of equity accounted joint ventures [1] | 80 |
| *Less:* | |
| Rehabilitation costs & other non-cash costs | 17 |
| *Plus:* | |
| Inventory movement | 84 |
| Royalties | 78 |
| Related party transactions [2] | 12 |
| *Adjusted for:* | |
| Minority interests [3] | (54) |
| Non-gold producing companies and adjustments | 68 |
| **Total cash costs** | **1,810** |
| *Plus:* | |
| Depreciation, depletion and amortization | 749 |
| Employee severance costs | 22 |
| Rehabilitation and other non-cash costs | (17) |
| *Adjusted for:* | |
| Minority interests [3] | (15) |
| Non-gold producing companies and adjustments | (3) |
| **Total production costs** | **2,546** |
| | |
| **Gold produced (000' ounces)** [4] | **5,635** |
| | |
| **Total cash costs per ounce** [5] | **321** |
| **Total production costs per ounce** [5] | **452** |

[1]  Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

[2]  Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

[3]  Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

[4]  Attributable production only.

[5]  In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

[6]  Corporate includes non-gold producing subsidiaries.

[7]  Adjusted to exclude Ergo.

[8]  Total cash costs per ounce calculation includes inventory change.

[9]  There was no production attributable to AngloGold Ashanti in 2006.

[10]  Operations acquired from Ashanti (including 50 percent in Geita).

[11]  Bibiani was sold effective December 28, 2006.

[12]  Freda-Rebecca mine was sold effective September 1, 2004.

**For the year ended December 31, 2005**

**Operations in South Africa** [7]

(in $ millions, except as otherwise noted)

| | Mponeng | TauTona | Savuka | Great Noligwa | Kopanang | Tau Lekoa | Surface operations | Corporate [6] |
|---|---|---|---|---|---|---|---|---|
| **Production costs** | 137 | 123 | 51 | 178 | 134 | 105 | 26 | 58 |
| *Plus:* | | | | | | | | |
| Production costs of equity accounted joint ventures [1] | - | - | - | - | - | - | - | (7) |
| *Less:* | | | | | | | | |
| Rehabilitation costs & other non-cash costs | (2) | (1) | 1 | (6) | (7) | (1) | - | (2) |
| *Plus:* | | | | | | | | |
| Inventory movement | 1 | - | - | 1 | - | 1 | - | - |
| Royalties | - | - | - | - | - | - | - | - |
| Related party transactions [2] | 7 | 7 | 2 | 10 | 7 | 4 | 1 | 1 |
| *Adjusted for:* | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | - | (41) |
| **Total cash costs** | 143 | 129 | 54 | 183 | 134 | 109 | 27 | 9 |
| *Plus:* | | | | | | | | |
| Depreciation, depletion and amortization | 48 | 62 | 7 | 50 | 30 | 34 | 4 | 13 |
| Employee severance costs | 3 | 3 | 6 | 6 | 4 | 3 | - | 1 |
| Rehabilitation and other non-cash costs | 2 | 1 | (1) | 6 | 7 | 1 | - | 2 |
| *Adjusted for:* | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | - | (5) |
| **Total production costs** | 196 | 195 | 66 | 245 | 175 | 147 | 31 | 20 |
| | | | | | | | | |
| **Gold produced (000' ounces)** [4] | 512 | 502 | 126 | 693 | 482 | 265 | 95 | - |
| | | | | | | | | |
| **Total cash costs per ounce** [5] | 279 | 256 | 430 | 264 | 277 | 410 | 287 | - |
| **Total production costs per ounce** [5] | 383 | 388 | 524 | 354 | 363 | 555 | 326 | - |

**For the year ended December 31, 2005**

**Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe**

(in $ millions, except as otherwise noted)

| | ARGENTINA | AUSTRALIA | | | BRAZIL | | GHANA [10] | | | GUINEA [10] | MALI | | | NAMIBIA | TANZANIA [10] | USA | ZIMBABWE [10][11] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cerro Vanguardia | Sunrise Dam | Boddington [9] | Union Reefs [9] | AngloGold Ashanti Brasil Mineração | Serra Grande | Obuasi | Bibiani | Iduapriem | Siguiri | Sadiola | Yatela | Morila | Navachab | Geita | Cripple Creek & Victor | Freda-Rebecca |
| **Production costs** | 31 | 127 | - | - | 40 | 27 | 127 | 45 | 77 | 76 | - | - | - | 20 | 189 | 67 | - |
| Plus: | | | | | | | | | | | | | | | | | |
| Production costs of equity accounted joint ventures [1] | - | - | - | - | - | - | - | - | - | - | 42 | 25 | 48 | - | - | - | - |
| Less: | | | | | | | | | | | | | | | | | |
| Rehabilitation costs & other non-cash costs | - | (10) | - | - | (1) | - | (1) | (7) | (2) | (1) | (2) | (1) | (2) | 6 | (18) | (3) | - |
| Plus: | | | | | | | | | | | | | | | | | |
| Inventory movement | (1) | - | - | - | 3 | 2 | 3 | (5) | (4) | 6 | - | (1) | (1) | - | 5 | 27 | - |
| Royalties | 8 | 5 | - | - | - | - | 5 | 2 | 3 | 5 | 5 | 3 | 7 | - | 7 | 4 | - |
| Related party transactions [2] | - | - | - | - | - | - | 1 | - | 1 | - | - | - | (2) | - | - | - | - |
| Adjusted for: | | | | | | | | | | | | | | | | | |
| Minority interests [3] | (2) | - | - | - | - | (14) | - | - | (14) | (12) | - | - | - | - | - | - | - |
| **Total cash costs** | 36 | 122 | - | - | 42 | 15 | 135 | 35 | 61 | 74 | 45 | 26 | 50 | 26 | 183 | 95 | - |
| Plus: | | | | | | | | | | | | | | | | | |
| Depreciation, depletion and amortization | 22 | 35 | - | - | 22 | 11 | 72 | 18 | 23 | 39 | 27 | 7 | 26 | 7 | 56 | 40 | - |
| Employee severance costs | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | - | 10 | - | - | 1 | - | 1 | 7 | 2 | 1 | 2 | 1 | 2 | (6) | 18 | 3 | - |
| Adjusted for: | | | | | | | | | | | | | | | | | |
| Minority interests [3] | (1) | - | - | - | - | (4) | - | - | (3) | (3) | - | - | - | - | - | - | - |
| **Total production costs** | 57 | 167 | - | - | 65 | 22 | 208 | 60 | 83 | 111 | 74 | 34 | 78 | 27 | 257 | 138 | - |
| | | | | | | | | | | | | | | | | | |
| **Gold produced (000' ounces) [4]** | 211 | 455 | - | - | 250 | 96 | 391 | 115 | 174 | 246 | 168 | 98 | 262 | 81 | 613 | 330 | - |
| | | | | | | | | | | | | | | | | | |
| **Total cash costs per ounce [5]** | 171 | 269 | - | - | 169 | 158 | 345 | 305 | 348 | 301 | 265 | 263 | 191 | 321 | 298 | [8]230 | - |
| **Total production costs per ounce [5]** | 270 | 367 | - | - | 260 | 229 | 532 | 522 | 477 | 451 | 440 | 347 | 298 | 333 | 419 | 418 | - |

**For the year ended December 31, 2005**

**AngloGold Ashanti operations - Total**

(in $ millions, except as otherwise noted)

| | Total |
|---|---|
| **Production costs per financial statements** | **1,638** |
| *Plus:* | |
| Production costs of equity accounted joint ventures [1] | 108 |
| *Less:* | |
| Rehabilitation costs & other non-cash costs | (60) |
| *Plus:* | |
| Inventory movement | 37 |
| Royalties | 54 |
| Related party transactions [2] | 39 |
| *Adjusted for:* | |
| Minority interests [3] | (42) |
| Non-gold producing companies and adjustments | (41) |
| **Total cash costs** | **1,733** |
| *Plus:* | |
| Depreciation, depletion and amortization | 653 |
| Employee severance costs | 26 |
| Rehabilitation and other non-cash costs | 60 |
| *Adjusted for:* | |
| Minority interests [3] | (11) |
| Non-gold producing companies and adjustments | (5) |
| **Total production costs** | **2,456** |
| | |
| **Gold produced (000' ounces) [4]** | **6,166** |
| | |
| **Total cash costs per ounce [5]** | **281** |
| **Total production costs per ounce [5]** | **398** |

[1] Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

[2] Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

[3] Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

[4] Attributable production only.

[5] In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

[6] Corporate includes non-gold producing subsidiaries.

[7] Adjusted to exclude Ergo.

[8] Total cash costs per ounce calculation includes inventory change.

[9] There was no production attributable to AngloGold Ashanti in 2005.

[10] Operations acquired from Ashanti (including 50 percent in Geita).

[11] Freda-Rebecca mine was sold effective September 1, 2004.

**For the year ended December 31, 2004**

**<u>Operations in South Africa</u>** [7]

(in $ millions, except as otherwise noted)

| | Mponeng | TauTona | Savuka | Great Noligwa | Kopanang | Tau Lekoa | Surface operations | Corporate [6] |
|---|---|---|---|---|---|---|---|---|
| **Production costs** | 138 | 133 | 71 | 180 | 134 | 107 | 25 | - |
| *Plus:* | | | | | | | | |
| Production costs of equity accounted joint ventures [1] | - | - | - | - | - | - | - | - |
| *Less:* | | | | | | | | |
| Rehabilitation costs & other non-cash costs | (2) | (2) | (1) | (4) | (3) | (2) | - | (3) |
| *Plus:* | | | | | | | | |
| Inventory movement | (1) | - | - | (3) | (1) | (1) | - | - |
| Royalties | - | - | - | - | - | - | - | - |
| Related party transactions [2] | 6 | 8 | 2 | 11 | 7 | 4 | 5 | - |
| *Adjusted for:* | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | - | 3 |
| **Total cash costs** | 141 | 139 | 72 | 184 | 137 | 108 | 30 | - |
| *Plus:* | | | | | | | | |
| Depreciation, depletion and amortization | 29 | 39 | 26 | 22 | 17 | 20 | 29 | 10 |
| Employee severance costs | - | 1 | 2 | 3 | 1 | - | - | - |
| Rehabilitation and other non-cash costs | 2 | 2 | 1 | 4 | 3 | 2 | - | 3 |
| *Adjusted for:* | | | | | | | | |
| Minority interests [3] | - | - | - | - | - | - | - | - |
| Non-gold producing companies and adjustments | - | - | - | - | - | - | - | (4) |
| **Total production costs** | 172 | 181 | 101 | 213 | 158 | 130 | 59 | 9 |
| | | | | | | | | |
| **Gold produced (000' ounces)** [4] | 438 | 568 | 158 | 795 | 486 | 293 | 119 | - |
| | | | | | | | | |
| **Total cash costs per ounce** [5] | 322 | 245 | 455 | 231 | 281 | 370 | 250 | - |
| **Total production costs per ounce** [5] | 393 | 319 | 639 | 268 | 325 | 444 | 496 | - |

**For the year ended December 31, 2004**

**<u>Operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, USA and Zimbabwe</u>**

(in $ millions, except as otherwise noted)

| | ARGENTINA | AUSTRALIA | | | BRAZIL | | GHANA [10] | | | GUINEA [10] | MALI | | | NAMIBIA | TANZANIA [10] | USA | ZIMBABWE [10][11] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cerro Vanguardia | Sunrise Dam | Boddington [9] | Union Reefs [9] | AngloGold Ashanti Brasil Mineração | Serra Grande | Obuasi | Bibiani | Iduapriem | Siguiri | Sadiola | Yatela | Morila | Navachab | Geita | Cripple Creek & Victor | Freda-Rebecca |
| **Production costs** | 31 | 87 | - | - | 31 | 26 | 73 | 27 | 43 | 42 | - | - | - | 23 | 109 | 56 | 4 |
| Plus: | | | | | | | | | | | | | | | | | |
| Production costs of equity accounted joint Ventures [1] | - | - | - | - | - | - | - | - | - | - | 39 | 21 | 36 | - | 23 | - | - |
| Less: | | | | | | | | | | | | | | | | | |
| Rehabilitation costs & other non-cash costs | (1) | (1) | - | - | (1) | - | - | - | (1) | (2) | - | - | - | - | (1) | 4 | - |
| Plus: | | | | | | | | | | | | | | | | | |
| Inventory movement | (2) | 17 | - | - | 2 | - | 1 | (2) | 1 | - | (2) | - | - | - | 5 | 21 | - |
| Royalties | 8 | 4 | - | - | - | - | 3 | 1 | 2 | 1 | 4 | 3 | 5 | - | 7 | 3 | - |
| Related party transactions [2] | - | - | - | - | - | - | 1 | - | 1 | - | 1 | 1 | (1) | - | - | - | - |
| Adjusted for: | | | | | | | | | | | | | | | | | |
| Minority interests [3] | (3) | - | - | - | - | (13) | - | - | (8) | (4) | - | - | - | - | - | - | - |
| **Total cash costs** | 33 | 107 | - | - | 32 | 13 | 78 | 26 | 38 | 37 | 42 | 25 | 40 | 23 | 143 | 84 | 4 |
| Plus: | | | | | | | | | | | | | | | | | |
| Depreciation, depletion and amortization | 28 | 30 | - | - | 15 | 12 | 35 | 16 | 19 | 10 | 36 | 6 | 15 | 5 | 47 | 40 | 1 |
| Employee severance costs | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | 1 | 1 | - | - | 1 | - | - | - | 1 | 2 | - | - | - | - | 1 | (4) | - |
| Adjusted for: | | | | | | | | | | | | | | | | | |
| Minority interests [3] | (2) | - | - | - | - | (4) | - | - | (2) | (1) | - | - | - | - | - | - | - |
| **Total production costs** | 60 | 138 | - | - | 48 | 21 | 113 | 42 | 56 | 48 | 78 | 31 | 55 | 28 | 191 | 120 | 5 |
| | | | | | | | | | | | | | | | | | |
| **Gold produced (000' ounces) [4]** | 211 | 410 | - | - | 240 | 94 | 255 | 105 | 125 | 83 | 174 | 97 | 204 | 66 | 570 | 329 | 9 |
| | | | | | | | | | | | | | | | | | |
| **Total cash costs per ounce [5]** | 156 | 260 | - | - | 133 | 134 | 305 | 251 | 303 | 443 | 242 | 255 | 196 | 348 | 250 | [8] 220 | 417 |
| **Total production costs per ounce [5]** | 284 | 337 | - | - | 200 | 223 | 443 | 400 | 448 | 578 | 448 | 320 | 270 | 424 | 335 | 365 | 556 |

121

**For the year ended December 31, 2004**

**AngloGold Ashanti operations - Total**

(in $ millions, except as otherwise noted)

| | Total |
|---|---:|
| **Production costs per financial statements** | **1,340** |
| *Plus:* | |
| Production costs of equity accounted joint ventures [1] | 119 |
| *Less:* | |
| Rehabilitation costs & other non-cash costs | (20) |
| *Plus:* | |
| Inventory movement | 35 |
| Royalties | 41 |
| Related party transactions [2] | 46 |
| *Adjusted for:* | |
| Minority interests [3] | (28) |
| Non-gold producing companies and adjustments | 3 |
| **Total cash costs** | **1,536** |
| *Plus:* | |
| Depreciation, depletion and amortization | 507 |
| Employee severance costs | 7 |
| Rehabilitation and other non-cash costs | 20 |
| *Adjusted for:* | |
| Minority interests [3] | (9) |
| Non-gold producing companies and adjustments | (4) |
| **Total production costs** | **2,057** |
| | |
| **Gold produced (000' ounces)** [4] | **5,829** |
| | |
| **Total cash costs per ounce** [5] | **264** |
| **Total production costs per ounce** [5] | **353** |

[1] Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

[2] Relates solely to production costs as included in the company's consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

[3] Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

[4] Attributable production only.

[5] In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

[6] Corporate includes non-gold producing subsidiaries.

[7] Adjusted to exclude Ergo.

[8] Total cash costs per ounce calculation includes inventory change.

[9] There was no production attributable to AngloGold Ashanti in 2004.

[10] Operations acquired from Ashanti (including 50 percent in Geita). Results are included for the eight months from May 2004 through December 2004.

[11] Freda-Rebecca mine was sold effective September 1, 2004. Results are included for the four months from May 2004 through August 2004.

*Capital expenditure*

Total capital expenditure during the year ended December 31, 2006 was $817 million compared to $722 million in 2005 being a 13 percent increase. In South Africa, capital expenditure decreased from $347 million in 2005 to $321 million in 2006, mainly due to reduced expenditure as Moab Khotsong began commercial production in 2006 and the weakening of the rand.  Capital projects in Ghana and Guinea amounted to $97 million and $16 million, respectively, in 2006, compared to $90 million and $36 million, respectively, in 2005, as operations at Obuasi in Ghana increased and the CIP plant in Guinea was commissioned. Expenditure in Brazil increased from $85 million in 2005 to $186 million in 2006 as a result of the Cuiabá expansion project. In Australia, capital expenditure increased from $38 million in 2005 to $86 million in 2006 mainly as a result of the continuing underground mining project at Sunrise Dam and the commencement of expansion at the Boddington mine. Capital expenditure in the USA increased from $8 million in 2005 to $13 million in 2006.

Total capital expenditure during the year ended December 31, 2005 was $722 million, compared to $583 million in 2004, which represents a $139 million, or 24 percent increase. In South Africa, capital expenditure increased from $333 million in 2004 to $347 million in 2005, mainly due to the impact of the strengthening of the South African rand against the US dollar. Capital projects in Ghana and Guinea amounted to $90 million and $36 million, respectively, in 2005, compared to $42 million and $57 million, respectively, in 2004, as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti business combination completed in April 2004.  Expenditure in Brazil increased from $40 million in 2004 to $85 million in 2005 as a result of the Cuiabá expansion project. Capital expenditure in Namibia decreased from $21 million in 2004 to $5 million in 2005 as a result of reduced infrastructure spend resulting from the previous year transition from contract mining to owner-mining. In Australia, capital expenditure increased from $28 million in 2004 to $38 million in 2005 mainly as a result of the continuing underground mining project. Capital expenditure in the USA decreased from $16 million in 2004 to $8 million in 2005 due to reduced pit development and mine equipment rebuilds.

A more detailed review of capital expenditure at each of AngloGold Ashanti's operations is provided under "Item 4B.: Business overview".

**Establishment of a Black Economic Empowerment (BEE) transaction in South Africa**

On December 12, 2006, AngloGold Ashanti announced the finalisation of the Bokamoso employee share ownership plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association.  The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between employees and the company.  Participation is restricted to those employees not eligible for participation in any other South African Share Incentive Plan.

The company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe).

The transaction gave effect to undertakings made to the Department of Minerals and Energy at the time that the company gained its new order mining rights in August 2005. The company undertook to establish an ESOP and a BEE transaction equivalent to at least 6 percent of the value of the company's South African operations

In order to facilitate this transaction the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees.

The Company also created, allotted and issued E ordinary shares to Izingwe.

The key terms of the E ordinary share are:

- AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;

- the E ordinary shares will not be listed;

- the E ordinary shares which are not cancelled will be converted into ordinary shares in accordance with the prescribed formula; and

- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one half is included in the strike price calculation formula.

The average fair value of the E ordinary shares granted to employees on December 13, 2006 was R105 per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, where after it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary of a five year period commencing on the third anniversary over the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

The average fair value of the E ordinary shares granted to Izingwe on December 13, 2006 was R90 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary of a five year period commencing on the third anniversary over the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period the cancellation formula will be applied automatically.

**Comparison of financial performance on a segment basis for 2006, 2005 and 2004**

AngloGold Ashanti produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by AngloGold Ashanti's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

*Revenues*

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | **2005** | | **2004** | |
| (in millions) | **$** | **percent** | **$** | **percent** | **$** | **percent** |
| Category of activity | | | | | | |
| Total revenues | | | | | | |
| Product sales | 2,683 | | 2,453 | | 2,096 | |
| Interest, dividends and other | 32 | | 32 | | 55 | |
| **Total revenues** | **2,715** | | **2,485** | | **2,151** | |
| Geographical area data | | | | | | |
| Total revenues | | | | | | |
| South Africa | 1,365 | 50 | 1,165 | 47 | 1,143 | 53 |
| Argentina | 126 | 5 | 103 | 4 | 100 | 5 |
| Australia | 272 | 10 | 215 | 9 | 172 | 8 |
| Brazil | 230 | 8 | 178 | 7 | 173 | 8 |
| Ghana | 281 | 10 | 314 | 13 | 209 | 10 |
| Guinea | 145 | 5 | 127 | 5 | 44 | 2 |
| Mali | 321 | 12 | 236 | 10 | 181 | 8 |
| Namibia | 51 | 2 | 36 | 1 | 28 | 1 |
| Tanzania | 137 | 5 | 233 | 9 | 208 | 10 |
| USA | 95 | 4 | 106 | 4 | 106 | 5 |
| Zimbabwe | - | | - | | 4 | - |
| Other, including Corporate and Non-gold producing subsidiaries | 13 | - | 8 | - | 6 | - |
| | **3,036** | | **2,721** | | **2,374** | |
| Less : Equity method investments included in above | (321) | (11) | (236) | (9) | (223) | (10) |
| **Total revenues** | **2,715** | **100** | **2,485** | **100** | **2,151** | **100** |

In 2006, 50 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in South Africa, compared to 47 percent in 2005, mainly as a result of the increase in the rand gold price and the effect of hedging on the South African operations. South Africa produced 45 percent of the global production and had hedges in place that were not as affected by the increased gold price as other locations.

In 2005, 47 percent of AngloGold Ashanti's total consolidated revenues were derived from its operations in South Africa, compared to 53 percent in 2004, mainly as a result of a 6 percent decrease in gold production in South Africa from 2004 to 2005, as well as the full year impact of additional revenues generated arising from the business combination with Ashanti.

*Assets*

| (in millions) | As at December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | $ | percent | $ | percent | $ | percent |
| Geographical area data | | | | | | |
| Total segment assets | | | | | | |
| South Africa | 3,093 | 33 | 3,019 | 33 | 3,431 | 37 |
| Argentina | 254 | 3 | 248 | 3 | 260 | 3 |
| Australia | 805 | 8 | 737 | 8 | 711 | 8 |
| Brazil | 544 | 6 | 371 | 4 | 340 | 4 |
| Ghana | 2,058 | 21 | 2,104 | 23 | 2,126 | 22 |
| Guinea | 357 | 4 | 349 | 4 | 325 | 3 |
| Mali | 280 [(1)] | 3 | 309 [(1)] | 4 | 344 [(1)] | 4 |
| Namibia | 64 | 1 | 51 | - | 38 | - |
| Tanzania | 1,382 | 15 | 1,281 | 14 | 1,065 | 11 |
| USA | 507 | 5 | 429 | 5 | 408 | 4 |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 169 | 1 | 215 | 2 | 348 | 4 |
| **Total segment assets** | **9,513** | **100** | **9,113** | **100** | **9,396** | **100** |

[(1)]   *Investment held.*

At December 31, 2006, 33 percent of AngloGold Ashanti's total assets were located in South Africa compared with 33 percent at the end of 2005. Operations outside of South Africa collectively accounted for approximately 67 percent of AngloGold Ashanti's total assets at December 31, 2006 compared to 67 percent at the end of the same period in 2005.

At December 31, 2005, 33 percent of AngloGold Ashanti's total assets were located in South Africa compared with 37 percent at the end of 2004. Operations outside of South Africa collectively accounted for approximately 67 percent of AngloGold Ashanti's total assets at December 31, 2005 compared to 63 percent at the end of the same period in 2004.

**Comparison of financial performance in 2006 with 2005**

*Revenues*

Revenues from product sales and other income increased by $230 million from $2,485 million in 2005 to $2,715 million in 2006, representing a 10 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2006. The average spot price of gold was $604 per ounce during 2006, $159 per ounce, or 36 percent, higher than $445 per ounce, the average spot price of gold in 2005. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $200 million to $1,365 million from $1,165 million realized in 2005, a 17 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the reduced gold production at the South African operations as both volumes (2,554,000 ounces in 2006 compared to 2,676,000 ounces in 2005) and grade decreased.

Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $103 million in 2005 to $126 million in 2006 on flat volumes. Volumes of ore processed increased, but gold produced only increased marginally by 4,000 ounces due to grade yield declines from 7.7 grammes per tonne to 7.29 grammes per tonne.

The Australian operation at Sunrise Dam increased production to 465,000 ounces from 455,000 ounces in 2005. Average recovered grade declined by 8 percent which was offset by increased tonnage processed from the underground operation. Total revenues increased from $215 million in 2005 to $272 million in 2006.

The two operations in Brazil produced 339,000 attributable ounces. Year-on-year volumes of ore processed increased with an increase in average grades recovered resulting in total revenues of $230 million in 2006 compared to $178 million in 2005.

Total revenues generated from operations situated in Ghana amounted to $281 million in 2006, compared to $314 million in 2005.

Total revenues generated in Guinea amounted to $145 million in 2006 compared to $127 million in 2005.

Tanzania recorded total revenues of $137 million in 2006 compared to $233 million in 2005 due to the reduction in production of nearly 50 percent due to delays in the cutback at the Nyankanga pit and weather related issues.

*Production costs*

Production costs decreased from $1,638 million in 2005 to $1,525 million in 2006, which represents a $113 million, or 7 percent decrease. In South Africa, production costs decreased by $143 million to $669 million in 2006 from $812 million in 2005 primarily due to a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the US dollar. About 44 percent of AngloGold Ashanti's production costs were denominated in South African rands in 2006.

Production costs recorded from operations situated in Brazil increased from $87 million in 2005 to $101 million in 2006 primarily due to the strengthening of the Brazilian real relative to the US dollar.

*Exploration costs*

Exploration costs increased to $58 million in 2006 from $44 million in 2005. During 2006, exploration activities in new areas were primarily focused on the Tropicana joint venture in Western Australia, in Colombia and the Democratic Republic of Congo. Joint ventures and partnerships with other companies facilitated additional exploration activities in Russia, China, Laos and the Philippines. For a discussion of AngloGold Ashanti's exploration activities in 2006, see "Item 4B.: Business overview – Global exploration".

*Related party transactions*

Related party transactions in 2006 amounted to $8 million compared with $41 million in 2005 mainly due to the change in shareholding by Anglo American plc, which divested of approximately 20 percent of its holding in April 2006, resulting in fewer entities fulfilling the related party definition due to the relationship changing from a subsidiary of Anglo American plc to an associate of Anglo American plc. The Company continues to transact with Anglo American entities when price, service and quality factors support this. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

### General and administrative

General and administrative expenses increased from $71 million in 2005 to $140 million in 2006, mainly due to $60 million share based payment expense included in 2006 compared to $2 million in 2005.

### Royalties

Royalties paid by AngloGold Ashanti increased from $39 million in 2005 to $59 million paid in 2006 primarily due to higher spot prices, with royalties in Australia, Argentina, Tanzania and the USA amounting to $7 million, $11 million, $6 million and $2 million, respectively, in 2006 compared with $5 million, $8 million, $7 million and $4 million, respectively, in 2005. Royalties paid in Ghana and Guinea amounted to $32 million in 2006 compared to $15 million in 2005. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.

### Market development costs

Market development costs increased from $13 million in 2005 to $16 million in 2006. AngloGold Ashanti remains a member of the World Gold Council (WGC) and through its membership receives assistance in all its marketing endeavours. For a detailed discussion on market development see "Item 4B.: Business overview – Gold market development".

### Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $106 million or 18 percent, to $699 million in 2006 when compared to $593 million recorded in 2005. In South Africa, depreciation, depletion and amortization expense increased from $248 million in 2005 to $324 million in 2006, mainly due to the impact of Moab Khotsong mine coming into commercial production from January 1, 2006.

### Impairment of assets

In 2006, AngloGold Ashanti recorded impairments amounting to $6 million. These related to the impairment and write-off of various minor tangible assets and equipment.

In 2005, AngloGold Ashanti recorded impairments amounting to $141 million. These related to Bibiani in Ghana of $41 million; in South Africa – mine development costs of $6 million were impaired as a review of certain properties and access development identified that they will not generate future cash flows. The tax rate concession which was granted by the government of Ghana at a rate of 30 percent in negotiations for the Ashanti business combination in 2004 amounting to $20 million was fully impaired during 2005 as the corporate tax rate in Ghana was revised down to 25 percent. Due to a change in intention to exploit certain properties in South Africa, acquired at the formation of AngloGold, AngloGold Ashanti recorded an impairment of $74 million in 2005.

### Interest expense

Interest expense decreased by $3 million from $80 million recorded in 2005 to $77 million in 2006. The decrease in interest expense from 2005 was mainly due to higher cash resources available as a result of the higher average gold price in the year and the effects of the equity raising completed in April 2006. Mostly all of AngloGold Ashanti's debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars in 2006.

### Accretion expense

Accretion expense of $13 million was recorded in 2006 compared with $5 million in 2005. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

### Employment severance cost

Employment severance costs decreased to $22 million in 2006 from $26 million in 2005. The 2006 expense included retrenchment costs of $7 million in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng) and $15 million in Ghana (at Obuasi) due to a planned reduction in workforce.

### Profit on sale of assets, loans and indirect taxes

A profit on sale of assets of $36 million recorded in 2006 compared to a profit of $3 million recorded in 2005. This consists mainly of profit on the disposal of land, mineral rights and exploration properties, the recovery of loans previously written off and the reassessment of indirect taxes payable in Tanzania.

### Non-hedge derivative loss

A loss on non-hedge derivatives of $208 million was recorded in 2006 compared to a loss of $142 million in 2005 as a direct result of increase in the gold price. This relates to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. Non-hedge derivatives recorded for the year ended December 31, 2006 and 2005 included:

|  | Year ended December 31, | |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | **(in US Dollars, millions)** | |
| Gains on realized non-hedge derivatives | (383) | (148) |
| Loss on unrealized non-hedge derivatives | 591 | 277 |
| Interest rate swap | - | 13 |
| Net loss | 208 | 142 |

### Other operating costs and expenses

Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings increased from $9 million in 2005 to $16 million in 2006, mainly due to an increase in the price of other commodities.

### Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change

For the foregoing reasons, in 2006, loss before equity income and income tax amounted to $96 million compared to a loss of $363 million in 2005.

### Equity income in affiliates

Equity income in equity method investments increased from $39 million in 2005 to $99 million in 2006, mainly as a result of an increase in the operations at Yatela and Sadiola mines in Mali, which reported attributable results of $26 million and $28 million, respectively, in 2006 compared to $5 million and $(1) million, respectively, in 2005.

### Taxation expense/benefit

A net taxation expense of $122 million was recorded in 2006 compared to a net tax benefit of $121 million recorded in 2005. Charges for current tax in 2006 amounted to $156 million compared to $70 million in 2005. Charges for deferred tax in 2006 amounted to a net tax benefit of $34 million compared to a net tax benefit of $191 million in 2005. The increase in the current taxation change over 2005 is mainly as a result of a reduced net loss, an increase in the effective taxation rates, the effect of non-allowable deductions mainly related to hedge losses in non-taxable jurisdictions, BEE transactions and the effect of certain foreign entities exiting their tax holidays.  Deferred tax in 2006 include a tax benefit of $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation Authorities which would have been forfeited during the current year as well as a tax expense at $65 million as a result of a change to the estimated deferred tax rate in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings at the operations in that country.

### Cumulative effect of accounting change

Cumulative effect of accounting change was $nil in 2006 compared to $22 million in 2005.

### Net loss

As a result of the factors discussed above, net loss decreased by $150 million from $292 million net loss recorded in 2005 to a net loss of $142 million in 2006.

### Cut-off adjustments

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements.

As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of "Payroll and related benefits", which is separately identified on the face of the balance sheet for all years presented. The other accounts that were affected are Tangible Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.

The Company previously considered the above errors to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.

In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 was recorded as an adjustment to opening retained earnings and is summarized below:

| (in millions) | $ |
| --- | --- |
| **Assets** | |
| Tangible Assets – Mine development costs | 3 (increase) |
| Inventories – Gold in process | 1 (increase) |
| Deferred taxation | 5 (increase) |
| Trade receivables | 5 (decrease) |
| **Liabilities** | |
| Trade accounts payable | 3 (increase) |
| Payroll and related benefits | 10 (increase) |
| Other creditors | 2 (increase) |
| **Retained earnings** | 11 (decrease) |

**Comparison of financial performance in 2005 with 2004**

*Revenues*

Revenues from product sales and other income increased by $334 million from $2,151 million in 2004 to $2,485 million in 2005, representing a 16 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2005 as well as the contribution to revenue for the full twelve month period from operations acquired as part of the completed AngloGold Ashanti business combination, whereas only eight months were recorded in 2004. The average spot price of gold was $445 per ounce during 2005, $36 per ounce, or 9 percent, higher than $409 per ounce, the average spot price of gold in 2004. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $22 million to $1,165 million from $1,143 million realized in 2004, a 2 percent increase, mainly as a result of the higher gold price. The increase in revenues was partly offset by the anticipated reduced gold production at the South African operations as both volumes (6 percent lower in 2005 compared with 2004) and grade decreased.

Total revenues generated by Cerro Vanguardia, the Argentinean operation increased marginally from $100 million in 2004 to $103 million in 2005 on flat volumes. Although volumes of ore processed declined, gold produced remained unchanged due to an increase in grade yield.

The Australian operation at Sunrise Dam increased production to 455,000 ounces from 410,000 ounces in 2004. In addition, average grade increased marginally as surface grades were supplemented by increasing tonnage from the underground operation and as a result, total revenues increased from $172 million in 2004 to $215 million in 2005.

The two operations in Brazil produced 346,000 attributable ounces. Year-on-year volumes of ore processed increased which was offset by a reduction in average grades resulting in total revenues of $178 million in 2005 compared to $173 million in 2004.

Total revenues generated from operations situated in Ghana acquired as part of the AngloGold Ashanti business combination amounted to $314 million in 2005, compared to $209 million in 2004. The three mines produced 680,000 ounces of attributable gold. Production only improved modestly during the year and was hampered by inadequately drilled and developed reserves. Processes have been put in place to improve this situation over the coming years.

Total revenues generated in Guinea acquired as part of the AngloGold Ashanti business combination amounted to $127 million in 2005 compared to $44 million in 2004. The mine at Siguiri produced 246,000 ounces of attributable gold. The operations transitioned from heap leach processing to carbon-in-pulp operation allowing the mine to exploit previously untreatable ore.

Tanzania recorded total revenues of $233 million in 2005 compared to $208 million in 2004. Production decreased to 613,000 ounces, as ore exposed in previous stripping activities was depleted.

*Production costs*

Production costs increased from $1,340 million in 2004 to $1,638 million in 2005, which represents a $298 million, or 22 percent increase. In South Africa, production costs increased by $24 million to $812 million in 2005 from $788 million in 2004 primarily due to the strengthening of the South African rand relative to the US dollar. About 50 percent of AngloGold Ashanti's production costs were denominated in South African rands in 2005. Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired as part of the AngloGold Ashanti business combination contributed $325 million to production costs in 2005 compared to $189 million in 2004.

Production costs recorded by Geita in Tanzania increased from $109 million in 2004 to $189 million in 2005 mainly due to the impact of the additional 50 percent acquired in Geita as part the AngloGold Ashanti business combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

### Exploration costs

Exploration costs remained unchanged at $44 million in 2005. During 2005, exploration continued to focus around the operations in the countries in which AngloGold Ashanti has operations namely, Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities were pursued in areas in the Democratic Republic of Congo, Colombia, Alaska, China, Philippines, Mongolia and Russia. During 2005 exploration activities in Peru were terminated and the Canadian prospects were converted to a royalty basis. For a discussion of AngloGold Ashanti's exploration activities in 2005, see "Item 4B.: Business overview – Global exploration".

### Related party transactions

Related party transactions in 2005 amounted to $41 million compared with $45 million in 2004 mainly due to lower contract work generated by development activities. For a detailed discussion of related party transactions, see "Item 5B.: Liquidity and capital resources – Related party transactions".

### General and administrative

General and administrative expenses increased from $58 million in 2004 to $71 million in 2005, mainly due to the full year impact of the Ashanti business combination, integration costs in connection with the AngloGold Ashanti business combination and the strengthening of the South African rand relative to the US dollar.

### Royalties

Royalties paid by AngloGold Ashanti increased from $27 million in 2004 to $39 million paid in 2005, with royalties in Australia, Argentina, Tanzania and the USA amounting to $5 million, $8 million, $7 million and $4 million, respectively, in 2005 compared with $4 million, $8 million, $5 million and $3 million, respectively, in 2004. Royalties paid in Ghana and Guinea amounted to $15 million in 2005 compared to $7 million in 2004. Australian royalties are payable to the government as specified in the relevant legislation in each State or Territory based on ounces produced. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues. In Tanzania, royalties for Geita, are payable to the Tanzanian government calculated as a percentage of revenues. In the USA, royalties are payable to a small number of private claim holders based on ounces produced and percentage ownership of the specific claim being mined.

### Market development costs

Market development costs decreased from $15 million in 2004 to $13 million in 2005. During 2005, approximately 66 percent (2004: 66 percent) of these costs were spent through the World Gold Council (WGC). For a detailed discussion on market development see "Item 4B.: Business overview – Gold market development".

### Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $148 million or 33 percent, to $593 million in 2005 when compared to $445 million recorded in 2004. In South Africa, depreciation, depletion and amortization expense increased from $192 million in 2004 to $248 million in 2005, mainly due to the impact of currency movements. Depreciation, depletion and amortization expense from operations situated in Ghana and Guinea acquired since April 2004 as part of the AngloGold Ashanti business combination amounted to $152 million in 2005 compared to $80 million in 2004 mainly as a result of a full year's costs. Tanzania recorded depreciation, depletion and amortization expense of $56 million in 2005 compared to $47 million in 2004. Other operating units' depreciation, depletion and amortization expense was generally in line with that of the prior year.

### Impairment of assets

In 2005, AngloGold Ashanti recorded impairments amounting to $141 million. These related to the Bibiani mine in Ghana of $41 million; in South Africa – mine development costs of $6 million were impaired as a review of certain properties and access development identified that they will not generate future cash flows. The tax rate concession which was granted by the government of Ghana at a rate of 30 percent in negotiations for the Ashanti business combination in 2004 amounting to $20 million was fully impaired during 2005 as the corporate tax rate in Ghana was revised down to 25 percent. Due to a change in intention to exploit certain properties in South Africa, acquired at the formation of AngloGold, AngloGold Ashanti recorded an impairment of $74 million in 2005.

In 2004, AngloGold Ashanti recorded an impairment of assets of $3 million relating mainly to goodwill held in its subsidiary, Gold Avenue and mining assets and mineral rights in Australia.

### Interest expense

Interest expense increased by $13 million from $67 million recorded in 2004 to $80 million in 2005.  The increase in interest expense from 2004 was mainly due to finance charges paid on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004 and increased bank borrowings during 2005.  All of AngloGold Ashanti's debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars in 2005.

### Accretion expense

Accretion expense of $5 million was recorded in 2005 compared with $8 million in 2004. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

### Employment severance cost

Employment severance costs increased to $26 million in 2005 from $7 million in 2004. The 2005 expense generally related to retrenchments in the South African region reflecting mainly rationalization of operations.

### Profit on sale of assets, loans and indirect taxes

The profit on sale of assets of $3 million recorded in 2005 relates to the disposal of various exploration properties. The profit on sale of assets of $14 million recorded in 2004 relates mainly to the sale of the Western Tanami assets, Tanami Gold Mine and Union Reefs mine in Australia and various mineral rights and exploration properties in South America.

### Mining contractor termination costs

During 2005, the operations at Geita in Tanzania transitioned from contractor mining to owner-mining. The company incurred cancellation costs of $9 million in this regard.

### Non-hedge derivative loss

A loss on non-hedge derivatives of $142 million was recorded in 2005 compared to a loss of $123 million in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. Non-hedge derivatives recorded for the year ended December 31, 2005 and 2004 included:

|  | Year ended December 31, | |
|  | 2005 | 2004 |
|  | (in US Dollars, millions) | |
| Gains on realized non-hedge derivatives | (148) | (58) |
| Loss on unrealized non-hedge derivatives | 277 | 191 |
| Interest rate swap | 13 | (10) |
| Net loss | 142 | 123 |

### Other operating costs and expenses

Other operating costs and expenses, consisting of provision for loss on future deliveries of other commodities and unrealized loss on other commodity physical borrowings increased from $8 million in 2004 to $9 million in 2005.

### Loss from continuing operations before income tax, equity income, minority interest and cumulative effect of accounting change

For the foregoing reasons, in 2005, loss before equity income and income tax amounted to $363 million compared to a loss of $25 million in 2004.

### Equity income in affiliates

Equity income in equity method investments increased from $23 million in 2004 to $39 million in 2005, mainly as a result of the increased earnings of operations in Mali during 2005.

### Taxation benefit

Taxation decreased by $11 million from a net tax benefit of $132 million recorded in 2004, to a net tax benefit of $121 million in 2005. Charges for current tax in 2005 amounted to $70 million compared to $68 million in 2004. Charges for current tax in 2005 included an under provision of $53 million in estimated tax payable. Charges for deferred tax in 2005 amounted to a net tax benefit of $191 million compared to a net tax benefit of $200 million in 2004. Deferred tax in 2005 include a tax benefit of $20 million as a result of a change to the estimated deferred tax rate, in South Africa, reflecting the impact of the South African mining tax formula to the decrease in the earnings of the operations in that country and a change in the corporate tax rate in Ghana from 28 percent to 25 percent.

### Cumulative effect of accounting change

AngloGold Ashanti adopted the provisions of SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", with effect from January 1, 2004. This resulted in a cumulative change in accounting policy effect of $22 million (net of provision for deferred taxation) reflected in 2005. This change was made as AngloGold Ashanti believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS 87 and SFAS 106 will result in more accurate financial information.

### Net income/loss

As a result of the factors discussed above, net income decreased by $389 million from $97 million of net income earned in 2004 to a net loss of $292 million in 2005.

## 5B.    Liquidity and capital resources

### Operating activities

### 2006

Net cash provided by operating activities was $770 million in 2006, 122 percent higher than the 2005 amount of $347 million. The increase in net cash provided by operations over that achieved in 2005 is mainly due to the higher profitability achieved as a result of the increased average gold price in 2006, compared to that in 2005, partially offset by costs increases.

Net cash outflow from operating working capital items amounted to $32 million in 2006, compared with an outflow of $13 million in 2005.

A detailed discussion of the movement in net income/loss is included in the comparison of 2006 with 2005 under "Item 5A: Operating results".

**2005**

Net cash provided by operating activities was $347 million in 2005, 32 percent lower than the 2004 amount of $513 million. The decrease in net cash provided by operating activities over 2004 is mainly the result of the decrease in AngloGold Ashanti's profitability due to higher costs and expenses offset by the higher unit prices of gold during 2005. A reduction in taxation paid over 2004, positively impacted cash provided by operating activities in 2005.

Net cash outflow from operating working capital items amounted to $13 million in 2005, compared with an outflow of $7 million in 2004.

A detailed discussion of the movement in net income/loss is included in the comparison of 2005 with 2004 under "Item 5A.: Operating results".

**Investing activities**

**2006**

Investing activities in 2006 resulted in a net cash outflow of $611 million compared with a net cash outflow of $624 million in 2005. The major component of cash outflows was in additions to property, plants and equipment which included capital expenditure of $811 million, compared to $710 million in 2005, with the major capital projects at the Cuiba mine in Brazil, the Sunrise Dam and Boddington mines in Australia.

**2005**

Investing activities in 2005 resulted in a net cash outflow of $624 million compared with a net cash outflow of $995 million in 2004. This decrease in cash outflows was the net result of additions to property, plants and equipment which included capital expenditure of $710 million, compared to $571 million in 2004, as a result of major capital projects in Ghana and Guinea, the purchase of a new mining fleet in Tanzania and the Sunrise Dam underground mining project in Australia. Investments acquired included a further stake in Trans-Siberian Gold plc at a cost of $15 million, increasing the percentage holding in the company to 29.9 percent. Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $84 million in 2005.

**Financing activities**

**2006**

Net cash generated in financing activities decreased by $81 million from an inflow of $200 million in 2005 to an inflow of $119 million in 2006. During the year equity issues resulted in an inflow of $512 million, drawdown's on existing facilities raised $158 million and during the year debt repayments totaled $552 million.

Dividends paid decreased from $169 million (56 US cents or 350 South African cents per share) in 2005 to $132 million (39 US cents or 272 South African cents per share) in 2006. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

**2005**

Net cash generated in financing activities decreased by $76 million from an inflow of $276 million in 2004 to an inflow of $200 million in 2005. This net decrease in cash generated in financing activities was the result of reduced borrowings raised, partly offset by borrowings repaid. Repayments comprised normal scheduled loan repayments in terms of loan facilities of $23 million, the repayment of the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million, the repayment of $15 million under the $700 million unsecured syndicated loan facility (obtained in February 2005). Proceeds from loans during 2005 included $470 million raised through the new unsecured syndicated loan facility of $700 million obtained in February 2005. The proceeds, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities for general corporate purposes, including planned capital expenditure.

Cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $55 million in 2004. During 2005, the loan facility of A$50 million arranged with the Australia and New Zealand Banking Group Limited, at 0.35 percent over the Bank Bill Swap Reference Rate on October 14, 2002, and originally repayable by September 2003, was further extended to September 2006. At December 31, 2005, no amount had been drawn under this facility.

During 2005, AngloGold Ashanti issued 475,538 ordinary shares pursuant to the AngloGold Share Incentive Scheme. Proceeds from the issuance amounted to $9 million in 2005.

Dividends paid decreased from $198 million (76 US cents or 505 South African cents per share) in 2004 to $169 million (56 US cents or 350 South African cents per share) in 2005. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year's results.

**Liquidity**

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. As the market price of gold can fluctuate widely, this may negatively impact on the profitability of AngloGold Ashanti's operations and the cash flows generated by these operations. AngloGold Ashanti uses a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the group's core business activities to limit the impact on the profitability of AngloGold Ashanti's operations and generated cash flows.

AngloGold Ashanti's cash and cash equivalents increased to $471 million at December 31, 2006 compared with $196 million at December 31, 2005. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands. At December 31, 2006, approximately 41 percent of AngloGold Ashanti's cash and cash equivalents were held in US dollars, 41 percent were held in South African rands, 9 percent were held in Australian dollars and 9 percent were held in other currencies.

AngloGold Ashanti's short-term debt decreased to $33 million at December 31, 2006 from $160 million at December 31, 2005. The amount of short-term debt is the portion of long-term debt that falls due in 2007. Included in the short-term debt at December 31, 2006, was:

- the fixed semi-annual coupon of 2.375 percent payable on a US dollar-based convertible bond; and
- the fixed semi-annual coupon of 10.50 percent payable on a rand-based corporate bond.

AngloGold Ashanti's long-term debt decreased to $1,472 million at December 31, 2006 compared with $1,779 million at December 31, 2005. As at December 31, 2006, AngloGold Ashanti had the following attributable borrowings outstanding:

*Unsecured loans:*

- $1,008 million is outstanding on the convertible bond (fixed semi-annual coupon of 2.375 percent per annum; the convertible bond is convertible into ADSs up to February 2009 and is US dollar-based);
- $296 million is outstanding on the corporate bond (fixed semi-annual coupon of 10.5 percent per annum; the corporate bond is repayable on August 28, 2008 and is rand-based);
- $181 million is repayable under the $700 million syndicated loan facility (interest charged at LIBOR plus 0.4 percent per annum; the loan is repayable in January 2008 and is US dollar-based);
- A loan of $2 million from Bank Belgolaise (interest charged at LIBOR plus 1.5 percent per annum; the loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based); and
- Bank overdraft of $8 million bearing interest at variable rates and is Ghanaian cedi based.

*Secured loans:*

- $8 million is repayable under the Senstar Capital Corporation loans (interest charged at an average rate of 6.77 percent per annum, the loans are repayable in monthly installments terminating in November 2009, are US dollar-based and the equipment financed is used as security for these loans);

- $2 million is repayable to Terex Africa for equipment financed (interest charged at an average rate of 9 percent per annum, the loan is repayable in January 2008 and is US dollar-based and the equipment financed is used as security for this loans).

As at December 31, 2006, AngloGold Ashanti's total long-term debt, including the short-term portion maturing within 2007, was made up as follows:

|  | $ (million) |
|---|---|
| Unsecured loans | 1,495 |
| Secured loans | 10 |
| Total | 1,505 |
| Less: Short-term maturities | 33 |
| **Long-term debt** | **1,472** |

Debt repayments are scheduled as follows:

|  | $ (million) |
|---|---|
| 2007 | 33 |
| 2008 | 471 |
| 2009 | 1,001 |
| **Total** | **1,505** |

AngloGold Ashanti currently expects to repay debt maturing in 2007 from existing cash resources, cash generated by operations and other debt facilities, future debt facilities and debt instruments.

At December 31, 2006 the currencies in which the borrowings were denominated were as follows:

|  | $ (million) |
|---|---|
| United States dollars | 1,201 |
| South African rands | 296 |
| Ghanaian cedi | 8 |
| **Total** | **1,505** |

Repayments of short-term and long-term borrowings amounted to $134 million and $418 million, respectively, in 2006.

At December 31, 2006, AngloGold Ashanti had the following undrawn under its borrowing facilities:

|  | $ (million) |
|---|---|
| Syndicated loan ($700 million) – US dollar[1] | 520 |
| FirstRand Bank Limited – US dollar | 50 |
| ABSA Bank Limited – US Dollar | 42 |
| Nedbank Limited – US Dollar | 2 |
| Standard Bank of South Africa Limited – Rand | 37 |
| FirstRand Bank Limited – Rand | 31 |
| Nedbank Limited – Rand | 7 |
| ABSA Bank Limited – Rand | 4 |
| Commerzbank AG – Rand | 3 |
| ABN Amro Bank N.V. – Rand | 1 |
| Australia and New Zealand Banking Group Limited – Australian dollar | 79 |
| ABN Amro Bank N.V. – Euro | 7 |
| **Total undrawn** | **783** |

[1]   Expires January 2008.

AngloGold Ashanti had no other committed lines of credit as of December 31, 2006.

Capital expenditure is expected to be around $1,070 million in 2007. AngloGold Ashanti intends to finance these capital expenditures and scheduled debt repayments in 2007 from cash on hand, cash flow from operations and existing credit facilities.

AngloGold Ashanti, through its executive, management and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at December 31, 2006 amounted to $471 million, together with cash budgeted to be generated from operations in 2007 and the net incremental borrowing facilities available are, in management's view, considered adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months.

**Capital commitments and contingencies**

The following significant capital commitments and contingencies are applicable to AngloGold Ashanti over the periods shown below:

▪ Capital commitments and contingent liabilities of AngloGold Ashanti include total contracted capital expenditure of approximately $354 million and total authorized capital expenditure not yet contracted of approximately $731 million. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.

▪ The Company is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft which belongs to Stilfontein. Following an attempt by DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, the Company launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in several of the Company's Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft. The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and AngloGold Ashanti Limited, are finalizing an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The Company's responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company. Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.

▪ The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

▪ Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 to May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. The Company's attributable share of the first assessment is approximately $29 million. In May 2006 MSG signed the TARE, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council's second chamber ruled in favor of Serra Grande and fully canceled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $18 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

- Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice to the amount of $5 million.

- Mineração Serra Grande S.A. received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes of $6 million, on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment. The Company is now dismissing the case at the judicial sphere.

- AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent ($40 million) of the Nufcor International Limited loan facility with FirstRand (Ireland) plc (formerly RMB International (Dublin) Limited). Nufcor International Limited is accounted for under the equity method.

- The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance.

- Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $49 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at December 31, 2006 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $26 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There is no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

- The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. The Company's obligations regarding the guarantee are direct, unconditional and unsubordinated.

- A guarantee is provided for Syndicated loan facility amounting to $181 million. AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. regarding the $700 million Syndicated loan facility.

- The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA Inc., AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

- The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2006 the marked-to-market valuation of the ATS hedge book was negative $1,047 million.

- The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by Geita Management Company (GMC), of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the hedging agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the GMC hedge book was negative $290 million.

- With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.
- On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa Capital (Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S. registration statements for Anglo South Africa's offer and sale of shares it holds in the Company (each a Demand Registration) if Anglo South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an "affiliate" within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.

In addition to the above, AngloGold Ashanti has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.

Capital commitments[1] and contingencies can be summarized as follows:

| Commitment | Total amount | Less than 1 year | 1 - 3 years | 4 - 5 years | Over 5 years |
|---|---|---|---|---|---|
| **Expiration per Period** | | | | | |
| (in millions) | $ | $ | $ | $ | $ |
| Capital expenditure (contracted and not yet contracted) | 1,085 | 785 | 300 | - | - |
| Guarantees | 1,351 | 513 | 108 | 499 | 231 |
| Standby letters of credit | - | - | - | - | - |
| Other commercial commitments | 63 | 63 | - | - | - |
| Line of credit | – | – | – | – | – |
| **Total** | **2,499** | **1,361** | **408** | **499** | **231** |

[1]    Including commitments through contractual arrangements with equity accounted joint ventures.

### Derivatives accounted for at fair value

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions that make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for economic trading purposes. A number of derivatives, including forward sales contracts and call and put options, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The following table represents the change in fair value of all derivatives used as a financial instrument:

| | $ (million) |
|---|---|
| Fair value of derivatives at January 1, 2006 | (1,941) |
| Derivatives realized or otherwise settled during the year | 152 |
| Fair value of other new contracts entered into during the year | 11 |
| Change in fair value of derivatives during the year [1] | (1,125) |
| **Fair value of derivatives at December 31, 2006** | (2,903) |

[1] Net losses on revaluation of derivatives.

The fair value of the on-balance sheet derivatives at December 31, 2006 included:

| | $ (million) |
|---|---|
| Derivatives – current assets | 649 |
| Derivatives – long term assets | 6 |
| Derivatives – current liabilities | (1,782) |
| Derivatives – long term liabilities | (397) |
| **Derivatives – net liabilities** | (1,524) |

The difference between the fair value of all derivatives and the fair value of on-balance sheet derivatives represents the fair value of off-balance sheet derivatives totaling negative $1,379 million.

The maturity of the fair value of derivatives as at December 31, 2006 was as follows:

| | Fair value of derivatives at December 31 | | | | |
|---|---|---|---|---|---|
| Source of fair value | Maturity less than 1 year | Maturity 1 – 3 years | Maturity 4 – 5 years | Maturity excess of 5 years | Total Fair value |
| (in millions) | $ | $ | $ | $ | $ |
| Prices actively quoted | – | – | – | – | – |
| Prices provided by other external sources | – | – | – | – | – |
| Prices based on models and other valuation methods [1] | (1,486) | (324) | (919) | (174) | (2,903) |

[1] Fair value is calculated using the Black-Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.

### Sensitivity analysis

The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31, 2006 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

| Sensitivity analysis Variables | Change in Rate(+) | Change in Fair value [1] | Change in Rate (-) | Change in Fair value [1] |
|---|---|---|---|---|
| Currency (R/$) | 1 | (16.50) | 1 | 10.68 |
| Currency (A$/$) | 0.05 | 1.61 | 0.05 | (1.70) |
| Gold price ($/oz) | 10 | (100.80) | 10 | 99.10 |
| US Interest Rate (percent) | 0.1 | (9.09) | 0.1 | 9.11 |
| ZAR Interest Rate (percent) | 0.1 | (0.17) | 0.1 | 0.17 |
| Aus Interest Rate (percent) | 0.1 | (0.09) | 0.1 | 0.09 |
| Gold Interest Rate (percent) | 0.1 | 14.80 | 0.1 | (14.89) |

[1] In $ million.

**Related party transactions**

During April 2006, AA plc reduced its shareholding in the Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the Company. As at December 31, 2006 AA plc and its subsidiaries held an effective 41.67 percent (2005: 50.88 percent) interest in AngloGold Ashanti.

The Company had the following transactions with related parties during the years ended December 31, 2006 and 2005:

| | December 31, 2006 | | December 31, 2005 | |
| | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ |
| (in millions) | | | | |
|---|---|---|---|---|
| **Related party transactions with significant shareholder AA plc** | 1 | - | 5 | 1 |
| **Related party transactions with subsidiaries of AA plc**[1] | | | | |
| Boart Longyear Limited – mining services[2] | - | - | 5 | - |
| Mondi Limited – forestry | 5 | - | 16 | 2 |
| Scaw Metals – A division of Anglo Operations Limited – steel and engineering | 1 | - | 6 | 1 |
| Haggie Steel Wire Rope Operations[3] | 1 | - | 8 | 1 |
| Anglo Coal – a division of Anglo Operations Limited | - | - | 1 | - |
| | 8 | - | 41 | 5 |
| | | | | |
| **Related party transactions of equity accounted joint ventures** | | | | |
| Societe d'Exploitation des Mines d'Or de Sadiola S.A. | (2) | (1) | - | - |
| Societe d'Exploitation des Mines d'Or de Yatela S.A. | (1) | - | - | - |
| Societe des Mines de Morila S.A. | (2) | - | (2) | - |

[1] Transactions to April 2006.

[2] AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.

[3] Previously included in Scaw Metals – A division of Anglo Operations Limited.

These related party transactions were concluded in the ordinary course of business of AngloGold Ashanti. Transaction prices are agreed upon, predetermined and stipulated in agreements with related parties. These agreements are the responsibility of AngloGold Ashanti's procurement department, which is tasked with ensuring that contractual obligations, as per agreements concluded, are fulfilled. Renewals and discontinuation of existing contracts, as well as new contracts, are handled by the procurement department. Contractual and any other commitments are stipulated in the agreements, and expire/cease upon conclusion/discontinuation of a service/contract.

Since January 1, 2006, other than as described in the following two paragraphs, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest.

In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company's subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the Company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the Company's subsidiary to this company in respect of such services during the years were: 2006: BRL903,465 ($414,433); 2004: BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 ($329,055) has been paid to date in 2007. The

Company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.

**Recently adopted accounting policies and pending adoption of new accounting standards**

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". New accounting policies and recent pronouncements are described in note 4.27 to the consolidated financial statements "Recent pronouncements".

*Recent pronouncements*

On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS109, "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification, recognition of interest and penalties, accounting in interim periods and disclosure rules relating to tax positions in the financial statements.

This interpretation is effective for fiscal years beginning after December 15, 2006, and the Company has adopted this interpretation in the first quarter of 2007. The Company is in the process of assessing the impact of adopting FIN 48 on the results of operations and financial position. The cumulative effect, if any, will be reported as an adjustment to the opening balance of retained earnings for the 2007 fiscal year.

On September 8, 2006, the FASB has issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSPAIR-1"). FSPAIR-1 eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral.

The effective date of FSPAIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSPAIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the Company will adopt the built-in overhaul method from January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The Company does not expect the adoption of this standard to have a material impact on its earnings and financial position.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").

SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB 108 offers a special "one-time" transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, the Company quantified and adjusted for certain errors previously considered not to be material. Refer to note 2 in the consolidated financial statements.

On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS157"). SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158").

SFAS158 represents the completion of the first phase in the FASB's post-retirement benefits accounting project and requires an entity to:

- recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
- measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;
- recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
- expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.

SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company's earnings and financial position as the Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. The Company is currently considering processes to meet the measurement requirements of SFAS158.

On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115" ("SFAS159"). SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:
- may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
- is irrevocable (unless a new election date occurs); and
- is applied only to entire instruments and not to portions of instruments.

SFAS159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, "Fair Value Measurements". No entity is permitted to apply SFAS159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

**Critical accounting policies**

AngloGold Ashanti's accounting policies are described in note 4 to the consolidated financial statements "Significant accounting policies". The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to AngloGold Ashanti's results of operations, financial condition and cash flows.

### Using of estimates and making of assumptions

The most critical accounting estimates upon which AngloGold Ashanti's financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. Commodity prices significantly affect AngloGold Ashanti's profitability and cash flow. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.

### Ore reserves and life-of-mines

AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond AngloGold Ashanti's control. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. AngloGold Ashanti uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items. At least annually, AngloGold Ashanti reviews mining schedules, production levels and asset lives in AngloGold Ashanti's life-of-mine planning for all of AngloGold Ashanti's operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis AngloGold Ashanti reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on AngloGold Ashanti's operating results.

### Drilling and related costs

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programmes. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

We understand that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

|  | 2004 | 2005 | 2006 |
|---|---|---|---|
| Net income (US$ millions) | 7 | 13 | 12 |
| Earnings per share [(1)] (US$ cents) | 3 | 5 | 5 |
| | | | |
| Retained income – January 1 (US$ millions) | 27 | 34 | 47 |
| Retained income – December 31 (US$ millions) | 34 | 47 | 59 |

[(1)] Impact per basic and diluted earnings per common share.

### Accounting for derivatives

The company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts, which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti's production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains and losses on derivatives.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the ruling market prices, interest rates and volatilities using the Black - Scholes option formula.

AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price and currency fluctuations.

### Revenue recognition

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries.

### Contingencies

AngloGold Ashanti accounts for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". SFAS 5 requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. AngloGold Ashanti assess such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see "Taxation" discussed below.

### Mining joint ventures

As described in note 4.2 to the consolidated financial statements interests in incorporated mining joint ventures in which AngloGold Ashanti has joint control are accounted for by the equity method and are included in other long-term assets.

### Impairment of long-lived assets

AngloGold Ashanti's long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. Subsequent to January 1, 2002, goodwill is analyzed for impairment in accordance with SFAS142 as discussed below. In assessing, the potential impairment of its long-lived assets held for use AngloGold Ashanti must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset.

### Impairment of goodwill and other intangible assets

Beginning January 1, 2002, SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets with finite useful lives other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS142 AngloGold Ashanti performed a transitional impairment test for each reporting unit and performed its annual impairment review during the fourth quarter of 2002. AngloGold Ashanti performs impairment tests at least annually during the fourth quarter and whenever certain indicators of impairment exist. AngloGold Ashanti's reporting units are generally consistent with the operating mines underlying the segments identified in note 29 to the consolidated financial statements "Segment and Geographical Information".

### *Taxation*

AngloGold Ashanti follows the liability method of accounting for taxation whereby the company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises AngloGold Ashanti reviews the asset for recoverability and establishes a valuation allowance where AngloGold Ashanti determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. If AngloGold Ashanti determines that it would be able to realize tax assets in the future, in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made.

### *Provision for environmental rehabilitation*

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognizes management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

### *Share-based payments*

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

### *Pension plans and post-retirement medical aid obligations*

The determination of AngloGold Ashanti's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in note 28 to the consolidated financial statements "Employee benefit plans" and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.

The main assumptions for 2006 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the "benchmark" R153 bond) as a guide and adjusted for the taxation effects on pension plans.

The assumed level of salary increases relative to inflation were advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund's pension increase policy.

- ***Effects on results of operations***

Company and plan participants' contributions to the defined benefit funds are disclosed in note 28 to the consolidated financial statements "Employee benefit plans". The total Company contributions to defined contribution plans for the years ended December 31, 2006, 2005 and 2004 amounted to $40 million, $31 million and $40 million, respectively.

- ***Change in pension trends***

The trend of the expected return on the plan assets is higher (3.55 percent) for the year ended December 31, 2006 when compared to 2005. Based on the 2005 estimated return of 10.14 percent on the defined benefit plan assets, the return for 2006 would amount to $23 million compared to the actual 2006 return of $62 million due to improved market conditions. The long-term compensation and pension inflation increases estimated in 2005 at 5.0 percent and 4.05 percent respectively have increased for compensation increases to 5.5 percent and increased for pension increases to 4.28 percent respectively, which is in line with current economic indicators.

- ***Sensitivity analysis***

It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2006 valuation was a rate of 6 percent and the long-term salary inflation rate was 5.5 percent, which is in line with the actual average increases granted and the target Consumer Price Index indicated by the South African Reserve Bank. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $2 million.

- ***Ore on Leach Pads***

The recovery of gold from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, the majority (greater than 65 percent) of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti's operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Based on current mine plans, AngloGold Ashanti expects that current leaching operations will terminate at dates ranging from 2011 to 2020.

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory.  As at December 31, 2006, $46 million was classified as short term compared with $37 million as at December 31, 2005 as the Company expects the related gold to be recovered within twelve months.  The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months.  Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water).  This estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2006.  As at December 31, 2006, $149 million was classified as long term compared with $116 million as at December 31, 2005.

### Funding and treasury policies

For discussion on the funding and treasury policies of AngloGold Ashanti, See "Item 11.: Quantitative and qualitative disclosures about market risk – Gold price risk management activities".

## 5C.    Research and development, patents and licenses, etc.

For a detailed discussion, see "Item 4B.: Business overview – Research and development".

## 5D.    Trend information

*Outlook*.  During the first quarter of 2007, AngloGold Ashanti produced 1.33 million ounces at an average cash costs of $332 per ounce before the effects of change in accounting policy for deferred stripping. Gold production for the second quarter of 2007 is expected to be marginally higher at around 1.35 million ounces at a cash cost, before the effects of change in accounting policy for deferred stripping, broadly similar to that achieved during the first quarter of 2007.

For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.7 million ounces at a cash cost of $323 per ounce, before the effects of change in accounting policy for deferred stripping, based on the following exchange rates assumptions: $/R7.16, A$/$0.81, $/BRL2.00 and $/ARS3.11. AngloGold Ashanti's ability to meet the full year's production target could be impacted by, amongst other factors, siesmicity in South Africa, power shortages in Africa, lower grades at some of its mines and any setback in clearing the pit wall failure at Geita. AngloGold Ashanti is also subject to cost pressures and wage negotiations currently facing the mining industry which could adversely impact the cash costs for 2007.

Capital expenditure is expected to be around $1,070 million in 2007 (2006: $817 million).

## 5E.    Off-balance sheet arrangements

AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.  The most significant off-balance sheet items are normal purchase and normal sales exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.

*Normal purchase and normal sales exempt contracts*

A number of derivatives are used to manage gold price risks that arise out of the group's core business activities.  Gold pricing contracts that meet the SFAS138 exemption for Normal Purchase and Normal Sale do not appear on the balance sheet.  These agreements are accounted for as sales contracts with the proceeds under the contract being recorded in earnings at the date of settlement by physical delivery.  These off-balance sheet contracts are managed as part of AngloGold Ashanti's gold price risk management activities and at December 31, 2006 had a marked-to-market value of negative $1,379 million.   All other derivatives are recognized on the balance sheet at fair value.   See "Item 11.: Quantitative and qualitative disclosures about market risk" and note 26 to the consolidated financial statements "Financial risk management activities".

*Future rehabilitation liability*

The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements "Provision for environmental rehabilitation".

## 5F.    Tabular disclosure of contractual obligations

As at December 31, 2006 AngloGold Ashanti had the following known contractual obligations:

| Contractual Obligations [7] | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| (in millions) | $ | $ | $ | $ | $ |
| Long-term debt obligations including interest[1] | 1,622 | 99 | 1,522 | 1 | - |
| Capital lease obligations | 11 | 3 | 8 | - | - |
| Operating lease obligations | 24 | 16 | 5 | 2 | 1 |
| Purchase obligations | | | | | |
| - Contracted capital expenditure[2] | 354 | 330 | 24 | - | - |
| - Other purchase obligations[3] | 464 | 274 | 130 | 19 | 41 |
| Environmental rehabilitation costs[4] | 482 | 24 | 55 | 33 | 370 |
| Derivatives[5] | 2,903 | 1,486 | 324 | 919 | 174 |
| Pensions and other post retirement medical obligations[6] | 176 | 12 | 24 | 26 | 114 |
| **Total** | **6,036** | **2,244** | **2,092** | **1,000** | **700** |

[1]   Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for come of the debt (Refer Note 20 of Item 18).

[2]   Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

[3]   Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.

[4]   Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see "Item 4D.: Property, plant and equipment – Sustainable development : Safety, Health, environment and social development". Amounts stated include a total estimated liability of $17 million in respect of equity accounted joint ventures.

[5]   Estimated fair value of all derivatives. Also see "Item 5B.: Liquidity and capital resources – Derivatives accounted for at fair value". Amounts stated include derivatives of equity accounted joint ventures.

[6]   Represents payments for unfunded plans or plans with insufficient funding.

[7]   The Group is unable to determine the years, if any, that the resolution of its uncertain tax liabilities will result in a cash flow.

# Item 6: Directors, senior management and employees

## 6A.    Directors and senior management

### Directors

AngloGold Ashanti has a unitary board structure which, at the date of this report, comprises four executive directors and thirteen non-executive directors, two of whom are alternates. Certain information with respect to AngloGold Ashanti's directors as at December 31, 2006 is set forth below:

| Name | Age | Position | Year first appointed [1] |
|---|---|---|---|
| Robert (Bobby) M. Godsell [2] | 54 | Executive director and chief executive officer | 1989 [3] |
| Roberto Carvalho Silva | 55 | Executive director and chief operating officer - International | 2005 [4] |
| Neville F. Nicolau | 47 | Executive director and chief operating officer - Africa | 2005 [4] |
| Srinivasan Venkatakrishnan (Venkat) | 41 | Executive director, finance | 2005 |
| Russell P. Edey [5][6] | 64 | Independent non-executive director and chairman | 1998 |
| Thokoana J. (James) Motlatsi [7] | 55 | Independent non-executive director and deputy chairman | 1998 |
| Frank B. Arisman [5] | 62 | Independent non-executive director | 1998 |
| Reginald E. Bannerman | 72 | Independent non-executive director | 2006 |
| Elisabeth le R. Bradley [5] | 68 | Independent non-executive director | 1998 |
| Colin B. Brayshaw [5][11] | 71 | Independent non-executive director | 1997 [3] |
| Wiseman L. Nkuhlu [5] | 62 | Independent non-executive director | 2006 |
| Samuel E. Jonah [8][10] | 57 | Non-executive director and president | 2004 |
| Réne Médori | 49 | Non-executive director | 2005 |
| Joseph H. Mensah | 78 | Non-executive director | 2006 |
| William (Bill) A. Nairn [9] | 62 | Non-executive director | 2001 |
| Simon R. Thompson | 47 | Non-executive director | 2004 |
| Anthony (Tony) J. Trahar [11] | 57 | Non-executive director | 2000 |
| Arthur H. (Harry) Calver | 59 | Alternate director | 2001 |
| Peter G. Whitcutt | 41 | Alternate director | 2001 |

(1)  *Directors serve for a period of three years unless re-elected. At each annual general meeting, directors appointed since the previous annual general meeting are required to retire, but are eligible for re-election. In addition, one-third of the board of directors must retire according to seniority or by lot but may be re-elected. At the annual general meeting held on May 5, 2006, Mr F B Arisman, Mrs E l e R Bradley, Mr R P Edey, Mr R M Godsell, Dr T J Motlasi retired by rotation and were re-elected by the shareholders. Mr R Carvalho Silva, Mr N F Nicolau, Mr R Médori and Mr S Venkatakrishnan retired as they were appointed after the April 29, 2005 annual general meeting and they were re-elected by the shareholders. At the annual general meeting held on May 4, 2007, Mr F B Arisman, Mr J H Mensah, Mr W A Nairn, Prof W L Nkuhlu, Mr S M Pityana and Mr S R Thompson retired by rotation and were re-elected by the shareholders. Mr C B Brayshaw and Mr A J Trahar retired from board at the annual general meeting held on May 4, 2007.*
(2)  *Appointed to the board in 1989, appointed as chief executive officer in April 1998 and chairman in December 2000. Resigned as chairman on April 30, 2002 but remains chief executive officer and an executive director.*
(3)  *Date appointed to the board of Vaal Reefs Exploration and Mining Company Limited, prior to the formation of AngloGold Limited.*
(4)  *The office of chief operating officer is split into International (all countries other than those on the African continent) and Africa.*
(5)  *Member of the audit and corporate governance committee.*
(6)  *Appointed as chairman with effect from May 1, 2002.*
(7)  *Appointed as deputy chairman with effect from May 1, 2002.*
(8)  *Appointed as an executive director in 2004 which appointment he relinquished in 2005, but retained his appointment as a non-executive director.*
(9)  *Appointed to board in January 2000, resigned from board and appointed as alternate in October 2000. Re-appointed to the board in May 2001.*
(10) *Resigned from the board on February 12, 2007.*
(11) *Retired from board at the annual general meeting held on May 4, 2007.*

### Executive directors

**Mr RM Godsell** (54) — BA, MA
*Chief Executive Officer*
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He has 29 years of service with companies associated with the mining industry, and has served as a non-executive director of Anglo American plc since March 1999. He is also a past chairman of the World Gold Council.

**Mr R Carvalho Silva** (55) — BAcc, BCorp Admin
*Chief Operating Officer – International*
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and chief executive officer of AngloGold South America in January 1999. He became executive officer, South America for AngloGold in 2000 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity.

**Mr N F Nicolau** (47) **—** B Tech (Min. Eng), MBA
*Chief Operating Officer – Africa*
Neville Nicolau was appointed the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed to the board of AngloGold Ashanti in May 2005 in his current capacity. He has 27 years of experience in the mining industry.

**Mr S Venkatakrishnan (Venkat)** (41) — BCom, ACA (ICAI)
*Executive Director: Finance (Chief Financial Officer)*
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganization Services Division of Deloitte & Touche in London. He was appointed to the board of AngloGold Ashanti in August 2005.

**Non-executive directors**

**Mr RP Edey** (64) **—** FCA
*Chairman and independent non-executive director*
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

**Dr TJ Motlatsi** (55) **—** Hon D Soc Sc (Lesotho)
*Deputy Chairman and independent non-executive director*
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers. He is chief executive officer of TEBA Limited.

**Mr FB Arisman** (62) **—** MSc (Finance)
*Independent non-executive director*
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

**Mrs E le R Bradley** (68) **—** BSc, MSc
*Independent non-executive director*
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Limited and Toyota South Africa (Pty) Limited, and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.

**Mr CB Brayshaw** (71) **—** CA (SA), FCA
*Independent non-executive director*
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo Platinum Limited and Datatec Limited.

**Dr SE Jonah KBE** (57) **—** Hon D Sc (Exeter), MSc (Mineral Production Management)
*President*
Sam Jonah worked in various positions, including underground, with Ashanti Goldfields and was appointed to the position of chief executive officer of Ashanti in 1986. He has been decorated with many awards and honors and in 2003, an honorary knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam was appointed as an executive director to the board of AngloGold Ashanti in May 2004, a position he relinquished in 2005 but retained his appointment as a non-executive director.

**Mr R Médori** (49) **—** Doctorate Economics, Grad (Fin)
Réne Médori was appointed to the AngloGold Ashanti board in August 2005. He is the finance director of Anglo American plc.

**Mr WA Nairn** (62) **—** BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.

**Mr SR Thompson** (47) **—** MA (Geology)
Simon Thompson is a director of Anglo American plc and chairman of the Base Metals Division, the Industrial Minerals Division and the Exploration Division. Simon was appointed to the AngloGold Ashanti board in 2004.

**Mr AJ Trahar** (57) **—** BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

**The following appointments to the board were made during 2006 and subsequent to the filing of the previous annual report:**

**Mr Reginald E. Bannerman** (72) **—** BSc, MSc, was appointed to the board of directors on February 10, 2006. He has been in law practice since 1958 and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, a large privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the mayor of Accra, the capital of Ghana.

**Mrs C Carroll** (50) **—** MBA (Harvard), MSc (Geology) (University of Kansas)
Cynthia Carroll was appointed Chief Executive Officer of Anglo American plc on March 1, 2007. Prior to this appointment, she spent the last 18 years in the aluminium industry of Alcan. Prior to joining Alcan, Cynthia spent six years in gas and oil exploration.

**Mr Joseph H. Mensah** (78) **—** BSc (Economics), MSc (Economics), was appointed to the board of directors on August 4, 2006. He has extensive experience in international and local economic management. He is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani constituency.

**Professor Wiseman L. Nkuhlu** (62) **—** BCom, CA (SA), MBA, was appointed to the board of directors on August 4, 2006. He is a past national president of the South African Institute of Chartered Accountants and is a respected South African academic, professional and business leader.

**Mr SM Pityana** (47) — BA (Hons) (Essex), MSc (London), was appointed to the AngloGold Ashanti board on February, 13 2007. He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sector, including the positions of director general of the national departments of Labor and Foreign Affairs.  He was formally a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.

**Alternate directors**

**Mr AH Calver** (58) **—** BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

**Mr PG Whitcutt** (40) **—** BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, first to Tony Lea, and then to Réne Médori who replaced the former on the board of AngloGold Ashanti.

Mr P L Zim together with his alternate Mr D D Barber resigned from the board on August 4, 2006. Mr K H Williams retired from the board on May 6, 2006. Dr S Jonah resigned from the board on February 12, 2007.

In accordance with Article 86 of the articles of association of AngloGold Ashanti, not less than one-third of all directors must retire by rotation at every annual general meeting and all directors must retire by rotation at least once every three years and may be re-elected by shareholders.

At the annual general meeting held on May 4, 2007, Messrs F B Arisman, W A Nairn and S R Thompson retired by rotation and were re-elected by the shareholders. Mr C B Brayshaw and Mr A J Trahar retired from the board at the annual general meeting held on May 4, 2007. Mrs C Carroll was appointed a non-executive director, effective from May 5, 2007.

In addition, Mr J H Mensah, Prof W Nkuhlu and Mr S M Pityana who were appointed to the board subsequent to the annual general meeting held on May 5, 2006, retired at the annual general meeting held on May 4, 2007, and were re-elected by the shareholders. These retirements were in terms of Article 92 of the articles of association whereby all directors appointed to the board at any period after any annual general meeting, may only hold office until the next annual general meeting, at which time they may be re-elected by shareholders.

**Executive committee**

The board of directors of AngloGold Ashanti has delegated authority for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board to an executive committee. At the date of this report, the executive committee comprises the four executive directors as well as the executive officer: business development and the executive officer: marketing. The executive committee meets generally on a weekly or ad hoc basis under the chairmanship of the chief executive officer and is mandated to assist in reviewing operations and performance by the AngloGold Ashanti group, developing strategy and policy proposals for consideration by the board of directors and implementing the directives of the board. Members of the executive committee at December 31, 2006, were:

| Name | Age | Position | Year first appointed |
|---|---|---|---|
| Robert (Bobby) M. Godsell | 54 | Executive director and chief executive officer | 1989 |
| Roberto Carvalho Silva | 55 | Chief operating officer – International | 2004 |
| Richard N. Duffy | 43 | Business development | 2005 |
| Neville F. Nicolau | 47 | Chief operating officer – Africa | 2004 |
| Thero Setiloane | 47 | Executive officer: marketing | 2006 |
| Srinivasan Venkatakrishnan (Venkat) | 41 | Chief financial officer | 2004 |

For a description of the business experience and functions of the members of the executive committee, see "Executive officers" below.

To assist in the execution of certain of its duties and functions, the executive committee has established a management committee (formerly an operation committee), responsible for overseeing the operational performance of the company, a treasury committee and a finance committee, all described below.

For information on the other committees established by the board of directors, see "Item 6C.: Board practices".

**Executive officers**

The executive officers of AngloGold Ashanti at December 31, 2006 were:

| Name | Age | Position | Year first appointed |
|---|---|---|---|
| Charles E. Carter | 44 | Strategy and Investor relations | 2005 |
| David H. Diering | 55 | Business planning – Africa | 2005 |
| Richard N. Duffy | 43 | Business development | 1998 |
| Dawn Earp | 45 | Finance | 2004 |
| Don Ewigleben | 53 | Law, Safety, Health and Environment | 2006 |
| Benjamin W. Guenther | 54 | International technical | 2004 |
| Hester H. Hickey | 53 | Head of risk | 2005 |
| Robert L. Lazare | 50 | Africa - underground mining | 2004 |
| Steven J. Lenahan | 51 | Corporate affairs | 1998 |
| Mark P. Lynam | 45 | Treasury | 2004 |
| Fritz R.L. Neethling | 54 | Africa – open-pit mining | 2005 |
| Peter Rowe | 57 | Corporate Technical Group | 2006 |
| Yedwa Z. Simelane | 41 | Managing secretary | 2004 |
| Thero Setiloane | 47 | Marketing | 2006 |
| Nigel W. Unwin | 54 | Human resources and information technology | 1999 |
| **Office of corporate administration** | | | |
| Lynda Eatwell | 52 | Company secretary | 2006 |

The business experience and functions of the executive officers of AngloGold Ashanti are as follows.

**Dr CE Carter—** BA (Hons) (UCT), DPhil (Oxford), EDP (Northwestern University – Kellogg School of Management)
***Strategy and Investor Relations***
Charles Carter joined Anglo American in 1991 and moved to the Gold and Uranium Division in 1996. In May 2005, he was appointed an executive officer, with responsibility for overseeing the company's global investor relations programme.

**Mr DH Diering —** BSc (Mining Engineering), SAIMM, AMP
***Business Planning – Africa***
Dave Diering joined the Anglo American Gold and Uranium Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In 2005 he was appointed an executive officer.

**Mr RN Duffy —** BCom, MBA
***Business Development***
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000 he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was appointed to the executive committee in August 2005.

**Ms D Earp —** BCom, BAcc, CA (SA)
***Finance***
Dawn Earp joined AngloGold in July 2000 from Anglo American, where she was vice president, central finance. She was appointed to the position of executive officer in May 2004.

**Mr D C Ewigleben —** BSc, DJur
*Law, Safety, Health and Environment*
Don Ewigleben joined the group in 2000 as vice president, general counsel and corporate secretary of AngloGold Ashanti's North American operations. In 2003 he was promoted to the position of president and chief administrative officer for North America, a position which was changed in 2005 to chief executive officer. Prior to joining the group, he served in various executive positions for Echo Bay Mines (Canada) and AMAX Gold (US). He also held legal, safety and environmental positions with AMAX Coal Industries (US). He was appointed executive officer – law, safety, health and environment on January 1, 2006.

**Mr BW Guenther —** BS Mining Engineering
*International Technical*
Ben Guenther joined AngloGold as senior vice-president and general manager of Jerritt Canyon mine in Nevada, USA and in 2000 he was seconded to AngloGold's Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health, as well as heading up the corporate technical group. He was appointed an executive officer in May 2004 and was appointed to his current position in December 2005.

**Ms HH Hickey** — BCompt (Hons), CA (SA)
*Head of Risk*
Hester Hickey joined AngloGold in 1999 as group internal audit manager and was appointed an executive officer in November 2005.

**Mr RL Lazare —** BA HED (University of Free State), DPLR (UNISA), SMP (Henley Management College)
*Africa – Underground Mining*
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982 where he worked in a variety of management posts until 1999 when he was appointed general manager of TauTona mine. In December 2004 he was appointed an executive officer with responsibility for South African operations. He took up his current position in July 2005.

**Mr SJ Lenahan —** BSoc Sc, MSc
*Corporate Affairs*
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed an executive officer in 1998, responsible for investor relations and assumed responsibility for corporate affairs in early 2001.

**Mr MP Lynam —** BEng (Mech)
*Treasury*
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004.

**Mr F R L Neethling** — B.Sc., B.Ing (Mech), Pr. Eng
*Executive Officer – Africa: Open Pit Mining*
Fritz Neethling started his career in the mining industry with Iscor in 1976. He joined De Beers in 1980 and the Anglo American Gold Division in 1992. He was appointed as general manager of the Ergo operation in 1999 and as an executive officer in July 2005.

**Mr P W Rowe —** BSc (Chem. Eng)
*Corporate Technical Group*
Peter Rowe joined AngloGold Ashanti in June 2004 as head of AngloGold Ashanti Australia. Following 20 years with Anglo American and De Beers, he moved to Australia in the early 1990s where he held a number of senior managerial positions including project director of the Fimiston expansion, general manager of the Boddington Gold Mine and managing director and CEO of Bulong Nickel. He was appointed executive officer – corporate technical group on January 1, 2006.

**Mr T M L Setiloane —** FAE, BSc (Mech.Eng)
*Marketing*
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he was an executive director. He is the chairman of Rand Refinery. He was appointed an executive officer and a member of the executive committee on February 24, 2006.

**Ms YZ Simelane —** BA LLB, FILPA, MAP
*Managing Secretary*
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004.

**Mr NW Unwin —** BA
*Human Resources and Information Technology*
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.

Daniel Owiredu, former deputy chief operating officer – Africa, was an executive officer until September 1, 2006, when he resigned from the company.

Dawn Earp, former Executive Officer – Finance, has resigned from the company with effect from March 1, 2007.

**Office of corporate administration**

**Ms L Eatwell -** FCIS
Lynda Eatwell joined AngloGold Ashanti in August 2000 as an Assistant Company Secretary. She was appointed company secretary of AngloGold Ashanti in December 2006 following the retirement of Chris Bull. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

**Competent persons**

The schedule below presents the details of those persons who manage AngloGold Ashanti's Ore Reserves and Mineral Resources:

| Name | Age | Position | Year first appointed |
| --- | --- | --- | --- |
| Carl E Brechtel | 56 | Manager - underground mining – Australia Region | 2001 |
| Vaughan A. Chamberlain | 44 | Manager - mineral resources and mine geology | 1998 |
| Michael (Mike) F. O'Brien | 49 | Manager – evaluation | 1999 |
| Eric Roth | 40 | Head of exploration - greenfields | 2005 |
| Jurgens van Zyl Visser | 52 | Manager - survey and planning – Africa Underground region | 2001 |
| David (Dave) L. Worrall | 56 | Manager - surface mining | 1999 |

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognized overseas professional organizations. They are all full-time employees of the company.

***The competent person for AngloGold Ashanti Exploration is***:

**E Roth —** PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM
Eric has 16 years experience in mineral exploration and project evaluation, and holds a Bachelor of Science (Honors) degree in Geology and Ph.D in Economic Geology from the University of Western Australia.  Eric joined AngloGold in 2002 as Project Manager – Peru, subsequently holding the positions of Senior Evaluations Geologist – South America (2003 to November 2005) and Head of Exploration – Greenfields from December 2005.

***The following competent persons take responsibility for the reporting of AngloGold Ashanti's Mineral Resources, as defined under JORC 2004***:

**VA Chamberlain —** MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM
Vaughan has 21 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal and a Masters degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1987 as a geologist at Western Deep Levels East Mine (now TauTona mine). He joined AngloGold in 1998 and currently holds the position of manager: mineral resources and mine geology.

**MF O'Brien —** MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM

Mike has 27 years experience and holds a Bachelor of Science (Honors) degree in Geology from the University of Natal, a Masters degree in engineering from the University of Witwatersrand and a Diploma in Datametrics from UNISA. He joined Anglo American Corporation in 1981 as a geologist at Vaal Reefs Mine and AngloGold in 1999 as manager: evaluation in the Corporate Technical Group, the position he currently holds.

***The following competent persons take responsibility for the reporting of AngloGold Ashanti's Ore Reserves***:

**CE Brechtel —** MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSME

Carl has 31 years experience and holds a Bachelor of Science degree in Geological Engineering and a Master of Science degree in Mining Engineering from the University of Utah, USA. After spending 6 years at AngloGold Ashanti's Jerritt Canyon operations, he was appointed Manager of Underground Mining of the Corporate Technical Group (CTG) providing technical support and corporate governance to international mining operations outside of the South Africa Region. He is currently manager mining for AngloGold Ashanti Australia. He is a registered Professional Mining Engineer in the states of Colorado and Nevada, USA.

**DL Worrall —** ACSM, MAusIMM

Dave has 26 years experience and is an Associate of the Camborne School of Mines in Cornwall, England. He joined Anglo American Corporation in 1981 as a senior mine planning engineer in the technical director's office and AngloGold in 1999 as manager, surface mining in the corporate office, the position he currently holds.

**J van Zyl Visser —** MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO

Jurgens has 20 years experience and holds a Bachelor of Science degree in Mineral Resource Management and a Master of Science degree in Mining Engineering from the University of the Witwatersrand. He started his career with Anglo American Corporation in 1975 as a surveyor at President Steyn Mine. He joined AngloGold in 1998 as a divisional valuator and in 1999 was appointed as manager survey and planning – Africa underground region.

The competent persons consent to the inclusion of the exploration and Ore Reserves information in this report, in the form and context in which it appears.

**6B.     Compensation**

**Remuneration report**

**Policy**

The Remuneration Committee sets and monitors executive remuneration for the company. This is achieved through an Executive Remuneration Policy, which has as its objectives to:

• attract, reward and retain executives of the highest caliber;

• align the behavior and performance of executives with the company's strategic goals, in the overall interests of shareholders;

• ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place; and

• ensure that regional management is competitively rewarded within a global remuneration policy, which recognizes both local and global market practice.

This policy and its application are reviewed at least annually by the Remuneration Committee. See "Item 6C.: Board practices – Remuneration Committee".

**Compensation of executive directors**

In particular the Remuneration Committee is responsible for:

• the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short and long-term incentives, pensions, and other benefits; and

• the design and operation of the company's executive share option and other incentive schemes.

The performances of the executive directors are considered relative to the prevailing business climate and market conditions as well as annual evaluations to assess the level of achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company.

The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for traveling internationally to attend board meetings, non-executive directors receive no further payments from the company.

The following principles are applied in determining executive remuneration:

1.  Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50 percent of annual remuneration.

2.  Salary is set at the median for the relevant competitive markets.

3.  All incentive plans should align performance targets with shareholder interests.

**Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)**

Shareholders approved the introduction of two new schemes to replace the old share incentive scheme at the annual general meeting held on April 29, 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.

To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid in part in cash and part in rights to acquire shares.

The LTIP allows for the granting of rights to acquire shares, based on the achievements of stretched company performance targets over a three-year period.

These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.

Executive director remuneration currently comprises the following elements:

1.  ***Basic salary***, which is subject to annual review by the Remuneration Committee and is set at the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance.

2.  ***Annual bonus***, which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70 percent for company and 30 percent for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors and executive officers. Fifty percent of the bonus is paid in cash and 50 percent in awarding of rights to acquire shares. The awards have a three-year vesting period.

3.  ***LTIP***:  Executive directors are granted the right to acquire share of value equivalent to their annual salaries, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met. The first tranche of LTIP awards was made to executive directors in 2005. See "Item 6E.: Share ownership" for more information on the Long-Term Incentive Plan.

4.  ***Pensions***: All executive directors who are South African citizens, are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2 percent of final salary per year of service. All executive directors who are not South African citizens have other retirement benefit plans, to which the company contributes to such plans, to the level required by local practice. Death and disability cover reflects best practice among comparable employers in South Africa.

5.  ***Other benefits***: Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.

**Directors' service contracts**

Service contracts of executive directors are reviewed annually. The contractual notice period in respect of Bobby Godsell, as chief executive officer, is 12 months, and for the other three executive directors, nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company. Compensation in these circumstances is pegged at twice the notice period.

**Compensation of executive management**

AngloGold Ashanti's executive management comprises its executive directors and executive officers. Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose compensation paid to its executive directors on an individual basis while compensation paid to its executive officers is disclosed in aggregate.

The following table presents the compensation paid by AngloGold Ashanti to executive management during 2006 and 2005. Executive directors have elected not to receive payment of directors' fees, committee fees and travel allowances.

| All figures in $000 [1] | Salary | Performance related payments [3] | Pension scheme contri- butions | Other benefits [4] | Leave encash- ment [5] | Sub- total | Pre-tax gain on share options exercised [6] | Total |
|---|---|---|---|---|---|---|---|---|
| *Executive directors' compensation – 2006* | | | | | | | | |
| R M Godsell | | | | | | | | |
| (chief executive officer) | 936 | 354 | 138 | 9 | - | **1,437** | 324 | **1,762** |
| R Carvalho Silva | 762 | 172 | 308 | 7 | 64 | **1,314** | - | **1,314** |
| N F Nicolau | 545 | 172 | 83 | 4 | 21 | **825** | 510 | **1,335** |
| S Venkatakrishnan | 561 | 172 | 95 | - | - | **829** | - | **829** |
| K H Williams (until May 6, 2006) [2] | 175 | - | 26 | 13 | - | **214** | - | **214** |
| **Total** | **2,979** | **870** | **650** | **33** | **85** | **4,619** | **834** | **5,454** |
| *Executive officers' compensation – 2006* | | | | | | | | |
| Representing 16 executive officers [2] | **4,344** | **983** | **474** | **210** | **39** | **6,050** | **1,102** | **7,152** |
| **Total executive directors' and executive officers' compensation – 2006** | | | | | | | | |
| | **7,323** | **1,853** | **1,124** | **243** | **124** | **10,669** | **1,936** | **12,606** |
| *Executive directors' compensation – 2005* | | | | | | | | |
| R M Godsell | | | | | | | | |
| (chief executive officer) | 925 | 294 | 135 | 4 | 97 | **1,455** | 563 | **2,018** |
| J G Best (to July 31, 2005) | 285 | - | 42 | 26 | - | **353** | 273 | **626** |
| R Carvalho Silva (from May 1, 2005) | 478 | 146 | 94 | 19 | - | **737** | - | **737** |
| D L Hodgson (to April 30, 2005) | 163 | - | 24 | 1 | - | **188** | 124 | **312** |
| S E Jonah (to July 31,2005) | 426 | - | 55 | - | 93 | **574** | - | **574** |
| N F Nicolau (from May 1, 2005) | 346 | 146 | 51 | 3 | 2 | **548** | - | **548** |
| S Venkatakrishnan (from August 1, 2005) [5][6] | 252 | 164 | 29 | - | - | **445** | - | **445** |
| K H Williams | 506 | 149 | 75 | 4 | 339 | **1,073** | 91 | **1,164** |
| **Total** | **3,381** | **899** | **505** | **57** | **531** | **5,373** | **1,051** | **6,424** |
| *Executive officers' compensation – 2005* | | | | | | | | |
| Representing 18 executive officers | **3,932** | **724** | **552** | **139** | **415** | **5,762** | **224** | **5,986** |
| **Total executive directors' and executive officers' compensation – 2005** | **7,313** | **1,623** | **1,057** | **196** | **946** | **11,135** | **1,275** | **12,410** |

*NB: Rounding may result in computational differences*

(1)   When directors' compensation is in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following yearly average rate of exchange:  2006: $1 = R6.7706 and 2005: $1 = R6.4368.

(2)   Salaries are disclosed only for the period from or to which, office is held.

(3)   In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year's financial results.

(4)   Includes health care, personal travel and relocation expenses.

(5)   In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued were compulsorily encashed.

(6)   On exercising the options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 and 2,900 AngloGold Ashanti shares, respectively.

**Compensation of non-executive directors**

Non-executive directors receive no compensation from AngloGold Ashanti other than their fees which are determined by shareholders in general meeting.

No benefits in kind were granted to the non-executive directors during 2006 and 2005.

There are no contracts of service between the non-executive directors and the company or any of its subsidiaries. All directors are subject to retirement by rotation and re-election by shareholders at least once every three years.

The following table presents the compensation paid by AngloGold Ashanti to each non-executive director during 2006 and 2005.

| | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Directors' fees | Committee fees | Travel allowance | | Directors' fees | Committee fees | Travel allowance | |
| All figures in $000 [1] | (3) | | (4) | Total | (3) | | (4) | Total |
| R P Edey (chairman) | 130 | 24 | 16 | 170 | 131 | 31 | 16 | 178 |
| Dr T J Motlatsi (deputy chairman) | 44 | 19 | - | 63 | 47 | 25 | - | 72 |
| F B Arisman | 16 | 21 | 16 | 53 | 16 | 27 | 12 | 55 |
| R E Bannerman | 14 | 4 | 8 | 26 | - | - | - | - |
| E le R Bradley | 16 | 22 | - | 38 | 17 | 30 | - | 47 |
| C B Brayshaw [5] | 16 | 18 | - | 34 | 17 | 24 | - | 41 |
| S E Jonah (president) [6] | | | | | | | | |
| (from August 1, 2005) | 23 | 18 | - | 41 | 7 | 7 | - | 14 |
| A W Lea (to July 31, 2005) | - | - | - | - | 9 | 4 | 8 | 21 |
| R Médori (from August 1, 2005) | 16 | - | - | 16 | 7 | 3 | - | 10 |
| J H Mensah (from August 4, 2006) | 7 | - | 4 | 11 | - | - | - | - |
| W A Nairn | 16 | 19 | - | 35 | 17 | 20 | - | 37 |
| W L Nkuhlu | 7 | 4 | - | 11 | - | - | - | - |
| S R Thompson | 16 | 12 | - | 28 | 16 | 13 | 16 | 45 |
| A J Trahar | 16 | 6 | - | 22 | 17 | 13 | - | 30 |
| P L Zim (from April 30, 2004) | 12 | 9 | - | 21 | 17 | 13 | - | 30 |
| **Total – non-executive directors** | **349** | **176** | **44** | **569** | **318** | **210** | **52** | **580** |
| **Alternates** | | | | | | | | |
| A H Calver | - | - | - | - | - | - | - | - |
| P G Whitcutt [7] | - | 5 | - | 5 | - | - | - | - |
| **Total alternate directors** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| **Grand total** | **349** | **181** | **44** | **574** | **318** | **210** | **52** | **580** |

*NB: Rounding may result in computational differences*

(1)   Where directors' compensation is in South African rands, for the purpose of this annual report, the rand values have been converted to US dollars using the following year-to-date average rate of exchange: 2006: S1 = R6.7706 and 2005: $1 = R6.4368.

(2)   Salaries are disclosed only for the period from or to which, office is held.

(3)   At the annual general meeting of shareholders held on April 29, 2004, shareholders approved an increase in directors fees with effect from May 1 2004. Shareholders approved an increase to directors fees at the annual general meeting of shareholders held on May 4, 2007.

| | Fees payable in 2005 and 2006 | Approved fees for 2007 |
|---|---|---|
| Chairman | $130,000 per annum | $150,000 per annum |
| Deputy chairman and president | R300,000 per annum | R360,000 per annum* |
| South African resident members | R110,000 per annum | R135,000 per annum |
| Non-resident members | $16,000 per annum | $25,000 per annum |

*this figure applies to the position of deputy chairman only as the position of president is no longer filled.

(4)   A payment of a travel allowance of $4,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

(5)   In addition, Mr Brayshaw was paid a fee of $2,659 (R18,000) (2005: $2,827 - R18,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.

(6)   Dr Jonah resigned as an executive director with effect 31 July 2005, but remained a non-executive director.  Dr Jonah resigned from the board with effect from 12 February 2007.

(7)   Member of the investment committee.

**6C.    Board practices**

**The board of directors**

AngloGold Ashanti board comprises a unitary board structure of currently 16 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.

Directors' retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting (AGM). The curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is authorized by the company's articles of association to appoint new directors, provided such appointees retire at the next AGM and stand for election by shareholders. Appointments to the Board are dealt with by the Board as a whole and nominations are submitted by the Nominations Committee for consideration.

The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.

Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. See "Item 6B.: Compensation – Executive Directors' Service Contracts". Non-executive directors do not hold service contracts with the company.

Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, together with their caliber, experience and standing within the community, ensures that the company's interests are served by impartial views that are separate of management and shareholders.

In April 2006, Anglo American plc sold approximately 9 percent of its shareholding in AngloGold Ashanti, thereby reducing its shareholding to below 50 percent. As a result AngloGold Ashanti is no longer regarded as a controlled company in terms of the NYSE rules applicable to AngloGold Ashanti. AngloGold Ashanti, however, remains exempt from the requirement that it should have a majority of its board as independent directors, since as a foreign private issuer listed on the NYSE it is permitted to follow home rules in lieu of the provisions in the Corporate Governance Standards contained in the NYSE Listings Manual. The JSE, on which exchange the company has its primary listing, does not require a majority independent board. Nevertheless, there are a majority of independent directors on the board of AngloGold Ashanti. In addition, although the NYSE rules require the nominations and remuneration committees to comprise only independent directors, foreign private issuers are permitted to follow home country rules in this regard. AngloGold Ashanti complies with the relevant JSE Listing Requirements, that require the nominations and remuneration committees to comprise non-executive directors, the majority of whom should be independent.

In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5 percent of the company's treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements, an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not have been an advisor to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with their independence. The independent directors on the board of AngloGold Ashanti during 2006 complied with these requirements and the board determined that such directors have no material relationship with AngloGold Ashanti.

The board, its committees and the directors, all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board respectively. Both the managing secretary and the company secretary played a critical role in this process.

The evaluation of each non-executive director's performance was led by the board chairman, while the assessment of the board chairman's performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see "Remuneration Committee" below.

A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. The managing secretary and company secretary ensure that minutes of all meetings of the shareholders, board and board committees are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial and compliance functions also play a crucial role in the induction of new directors.

The compliance function has been established to assist the board and the management to determine their statutory duties, ensure legal compliance and advise on issues of corporate governance.

All members of the board have access to management and the records of the company, as well as to external professional advisors should the need arise.

The board meets at least on a quarterly basis to discuss and review issues of strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material issues reserved for its decision. Further meetings are held as and when required. Eight board meetings took place during the course of 2006. All directors or their designated alternates attended the board meetings during their tenure except for Mr Médori who was unable to attend five meetings, Mr Thompson and Dr Jonah who were unable to attend four, Messrs Arisman and Bannerman and Dr Motlatsi who were unable to attend three and Messrs Brayshaw, Edey, Nairn, Trahar and Prof Nkuhlu who were unable to attend two. The non-executive directors met during the year in the absence of executive directors and management and under the stewardship of the independent chairman of the board.

AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect from the end of the reporting period to and including the date of publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.

The articles of association of AngloGold Ashanti provide for the following:
- AngloGold Ashanti may in a general meeting elect any person to be a director to fill a casual vacancy;
- The directors have the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the board.  The articles of association contain no provision for a maximum number of directors;
- The articles of association contain no provision for directors to hold qualification shares;
- The directors are entitled to remuneration as determined by AngloGold Ashanti shareholders, by ordinary resolution in a general meeting; and
- The directors may, from time to time, borrow or raise sums of money for the purposes of AngloGold Ashanti.

## Board Committees

To facilitate the activities and deliberations of the board, the board has established a number of committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each committee. A description of each committee is provided below.

Members of the board committees have access to management and the records of the company, as well as to external professional advisors should the need arise.

***The Audit and Corporate Governance Committee***

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises five independent non-executive directors as recommended by the JSE Listings Requirements and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires the board to identify a financial expert from its ranks. The board resolved that Mr Brayshaw, chairman of the committee, and Prof Nkuhlu, the deputy chairman of the committee, were the board's financial experts. Following Mr Brayshaw's retirement from the board on May 4, 2007, Prof Nkuhlu has become the chairman of the committee and is the sole financial expert.

All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

In relation to independent directors' membership of the committee, AngloGold Ashanti deviates from the guidelines of the King Code but complies with the requirements of the Sarbanes-Oxley Act as the chief executive officer is not a member of the committee but, if required, may attend by invitation from the chairman of the committee. In addition, AngloGold Ashanti deviates from the guidelines of the King Code in that the board chairman is a member of the committee. The board considers that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee.

The group internal audit manager has unrestricted access to the chief executive officer and chief financial officer, the board chairman and the chairman of the committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with his caliber, experience and integrity, enables him to discharge his duties as required by law and in fulfillment of his obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, are governed by a formal internal audit charter that has been approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.

The committee meets regularly with the external audit partner, the group's internal audit manager and the group senior financial manager, to review the audit plans of the internal and external auditors, to ascertain the scope of the audits and to review the half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:

- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report back from the group internal audit manager; appointment and dismissal of the group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with the committee members in the absence of management, the chief executive officer and chief financial officer.

Members of the committee are:
- Colin Brayshaw  (chairman);
- Prof Wiseman Nkuhlu (deputy chairman);
- Frank Arisman;
- Elisabeth Bradley; and
- Russell Edey.

The committee met on eight occasions during 2006. All members of the committee attended each of the committee meetings, except for Mr Edey who could not attend one meeting. In addition, three meetings of the Audit and Corporate Governance sub-committee were held.

The NYSE rules require that the board determine whether a member of the committee's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. Mr Brayshaw, the chairman of the committee, is a member of nine (2005: eight) other public companies' audit committees and is chairman of five (2005: four). Mrs Bradley is a member of three (2005: three) other public companies' audit committees and is the chairman of one (2005: one). Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, caliber and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company's affairs and particularly to the deliberations of the committee. The simultaneous service on other audit committees by Mr Brayshaw and Mrs Bradley has not impaired their ability to diligently execute their responsibilities to the committee, the board or the company.

***Employment Equity and Development Committee***
The committee is responsible for overseeing the company's performance in respect of employment equity by taking into account the legal requirements of applicable legislation and monitoring targets set by the company. The committee is also responsible for skills development of employees in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge.

Members of the committee are:
* Dr James Motlatsi (chairman);
* Frank Arisman;
* Roberto Carvalho Silva;
* Bobby Godsell;
* Bill Nairn; and
* Neville Nicolau.

Lazarus Zim resigned from the committee on his resignation from the board on August 4, 2006.

The committee met on four occasions during 2006. All members of the committee attended each meeting except for Mr Zim who was unable to attend two meetings and Dr Motlatsi and Messrs Nicolau, Nairn and Carvalho Silva who were unable to attend one meeting each.

***The Executive Committee***
The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. For details of the composition of the committee see "Item 6A.: Directors and senior management – Executive committee".

The Management Committee, responsible for overseeing the operational performance of the company, is a subcommittee of the Executive Committee – see Other committees.

***The Investment Committee***
The committee is responsible for overseeing and reviewing strategic investments of the company.

Members of the committee are:
* Russell Edey (chairman);
* Elisabeth Bradley;
* Roberto Carvalho Silva;
* Dr Sam Jonah;
* Bill Nairn;
* Neville Nicolau;
* Simon Thompson;
* Srinivasan Venkatakrishnan; and
* Peter Whitcutt.

Kelvin Williams resigned from the committee on retirement from the board on May 6, 2006. Roberto Carvalho Silva and Neville Nicolau were appointed to the committee on July 27, 2006.

The committee met on two occasions during 2006. All members attended meetings of the committee except Mr Thompson who was unable to attend two meetings and Dr Jonah and Mr Nairn who were unable to attend one meeting each.

### *The Market Development Committee*
The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally.

Members of the committee are:
- Elisabeth Bradley (chairman);
- Frank Arisman;
- Roberto Carvalho Silva;
- Bobby Godsell;
- Dr Sam Jonah; and
- Dr James Motlatsi.

Kelvin Williams resigned from the committee on retirement from the board on May 6, 2006 and Lazarus Zim resigned from the committee on his resignation from the board on August 4, 2006.

The committee met on two occasions during 2006. All members attended meetings of the committee except for Dr Jonah who was unable to attend two meetings and Dr Motlatsi and Mr Zim who were unable to attend one meeting each.

### *The Nominations Committee*
The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board chairman.

Members of the committee are:
- Russell Edey  (chairman);
- Frank Arisman;
- Reginald Bannerman;
- Elisabeth Bradley;
- Colin Brayshaw;
- James Motlatsi; and
- Tony Trahar.

Reginald Bannerman was appointed on the committee on May 5, 2006.

The committee met on one occasion during 2006. All members attended meetings of the committee except for Dr Motlatsi who was unable to attend the meeting.

### *The Political Donations Committee*
The membership of the Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on April 29, 2003, that sets the guiding principles for funding.

Members of the committee are:
- Dr James Motlatsi  (chairman);
- Elisabeth Bradley; and
- Colin Brayshaw.

The group's strategy on political funding is under review, and consequently, the committee did not meet in 2005 or in 2006. The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.

### The Remuneration Committee

The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. See "Item 6B.: Compensation" for full details of the company's remuneration philosophy, the committee's deliberations during 2006, the remuneration payments for all directors and information on the share incentive scheme.

For 2006, members of the committee comprised the following non-executive directors:
- Russell Edey (chairman);
- Reginald Bannerman;
- Colin Brayshaw; and
- Tony Trahar.

Reginald Bannerman was appointed on the committee on May 5, 2006.

The committee met on three occasions in 2006. All members of the committee attended meetings of the committee, except Messrs Brayshaw and Trahar who were unable to attend one meeting each.

All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed.

### The Safety, Health and Sustainable Development Committee

This committee is tasked with overseeing the company's performance in respect of safety, health and sustainable development, and for establishing targets in relation to each of these areas.

Members of the committee are:
- Bill Nairn (chairman);
- Bobby Godsell;
- Dr Sam Jonah;
- Dr James Motlatsi;
- Neville Nicolau; and
- Simon Thompson.

The committee met on four occasions during 2006. All members of the committee attended each committee meeting except for except for Messrs Godsell, Nicolau and Thompson who were unable to attend one meeting each and Dr Jonah and Dr Motlatsi who was unable to attend two and three meetings respectively.

### Other committees

In addition to the committees of the board mentioned above, the Executive Committee has established a number of standing committees to oversee the day-to-day management of the company's affairs.

### Management committee

The objective of this sub-committee is to monitor and review the operational performance of the company. The committee meets on a monthly basis, is chaired by the chief executive officer and comprises all executive officers of the company and regional heads.

### Finance committee

This committee, which meets on a regular basis, is chaired by the chief financial officer and comprises a number of executive officers and senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company's affairs. The company secretary attends meetings of the committee.

### Treasury committee

The committee is chaired by an independent director, Mr Brayshaw, and comprises executive officers and senior management in the financial and marketing disciplines. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.

***Risk management and internal controls***

The board, which has ultimate responsibility for the total risk management process within the group, reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed. The risk management policies are communicated to all relevant employees.

A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the King Code and the Sarbanes-Oxley Act are complied with timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.

The company has a sound system of internal control, based on the group's policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities seek assurance that significant risks are being managed.

The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.

The company's chief executive and chief financial officers are both required, in terms of the Sarbanes-Oxley Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the company's financial position, cash flows and operational results, in accordance with relevant accounting standards. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.

The following policies pertaining to directors and senior management are available on the company website: www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines:
- Board charter;
- Policy on political donations;
- Directors' induction policy;
- Fit and proper standards for directors and company secretaries policy;
- Professional advice for directors policy;
- Market abuse (Insider trading) policy;
- Code of ethics;
- Code of ethics for the chief executive officer, principal financial officer and senior financial officers;
- Confidential reporting policy; and
- Disclosures policy.

**6D.    Employees**

AngloGold Ashanti is a significant employer in the global mining industry and:

- is committed to upholding the Fundamental Rights Conventions of the International Labor Organization. Accordingly, the company seeks to ensure the implementation of fair employment practices group-wide by prohibiting forced, compulsory or child labor;
- is committed to creating workplaces free of harassment and unfair discrimination;
- as an international company, faces different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances;
- will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the company's principles;
- will promote the development of a work force that reflects the international and local diversity of the organization;
- will provide all employees with the opportunity to participate in training that will improve their workplace competency;
- is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace;
- is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning;
- will reward both individual and team effort in a meaningful way;
- will, guided by local circumstances, continue to work together with stakeholders to ensure minimum standards for company-provided accommodation;
- assures access to affordable health care for employees and where possible, their families; and
- is committed to prompt and supportive action in response to any major health threat in the regions in which the company operates.

The average number of attributable employees in the AngloGold Ashanti group over the last 3 financial years was:

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| South Africa | 35,968 | 40,754 | 43,282 |
| Argentina | 906 | 946 | 791 |
| Australia | 479 | 393 | 371 |
| Brazil | 4,428 | 3,371 | 2,598 |
| Ghana | 9,443 | 10,180 | 8,712 |
| Guinea | 2,708 | 1,978 | 2,335 |
| Mali | 1,473 | 1,309 | 1,413 |
| Namibia | 313 | 315 | 251 |
| Tanzania | 3,220 | 2,280 | 2,258 |
| USA | 369 | 357 | 387 |
| Zimbabwe | - | - | 745 |
| **Other*** | 2,146 | 2,110 | 2,257 |
| **Total** | 61,453 | 63,993 | 65,400 |

*including corporate and other non-gold producing subsidiaries

The change in employees numbers from 2005 to 2006 was largely a result of the go-ahead for Boddington project in Australia and change in shaft arrangements at Sunrise Dam, the expansion at Cuiabá in Brazil; the sale of Bibiani in Ghana, retrenchments at Obuasi and natural attrition; and the full impact of transition to owner-mining in Tanzania.

The change in employee numbers from 2004 to 2005 was largely as a result of restructuring at the South African operations, in particular, the closure of Ergo and the beginning of the closure process at Savuka; the transition to owner maintenance crews resulting in duplication of crews for some months in Argentina, while the Cuiabá Expansion project resulted in an increase in Brazil; the transition to owner-mining at Geita in Tanzania; and the downscaling of operations at Iduapriem and Bibiani in Ghana.

**Employees and other stakeholder engagement**

The company has in place a variety of strategies and structures that are designed to promote constructive engagement with employees and other stakeholders. These strategies and structures are further developed and adapted from time to time to meet variations in legislation, operational requirements and to accommodate changing circumstances. Management and employee representatives meet in formal and informal forums at company and operational levels to share information and to address matters of mutual interest.

**Unions and collective bargaining**

It is the aim of AngloGold Ashanti to have constructive relations with representative and recognized unions and associations and industry forums representing employees. Management/Union relationships are governed by negotiated agreements in respect of most of the group's workforce, with 85.6 percent (2005: 89.4 percent) of the global workforce represented by recognized trade unions or catered for through collective bargaining processes.

**South African operations**

The South African gold mining industry continues to remain labor intensive, with 97.8 percent (2005: 95 percent) of all employees either represented by unions or catered for by the collective agency shop agreement – an agency shop agreement exists across the lower level bargaining unit within the company. The Labor Relations Act entrenches the rights of employees to belong to trade unions and the rights of trade unions to have access to the workplace. It also guarantees the right to strike and the right to participate in secondary strikes in certain prescribed circumstances. The right to picket has also been recognized. The Labor Relations Act recognizes the right of employees to participate in the decision-making of companies by providing for the compulsory establishment of workplace forums to represent the interests of employees where a company employs more than 100 employees. The range of issues on which the workplace forum must be consulted includes restructuring of the workplace, partial or total plant closures, mergers and transfers of ownership, insofar as these affect employees, and terminations. The effect of the promulgation of amendments to specific labor laws in 2002 is predominantly visible in the requirement for a more consultative retrenchment process as well as the broadening of the definition of an "employee" under the legislation. In addition to compliance with a spectrum of labor legislation, further compliance is necessary with the newly released Mining Charter.

The implementation of the Labor Relations Act's provisions has not had, and management believes will continue not to have, a material adverse effect on AngloGold Ashanti's cost of labor and consequently on its results and financial condition, although there can be no assurance of this. See "Item 3D.: Risk factors – Labor disruptions could have an adverse effect on operating results and financial condition". With the highly regulated South African market, the costs of employment are substantial and labor costs at AngloGold Ashanti's South African operations constituted approximately 50 percent of South African production costs in 2006 (2005: approximately 51 percent).

The four unions that are recognized are the National Union of Mineworkers (NUM), the United Associations of South Africa (UASA), Mineworkers Solidarity and the South African Equity Workers' Association (SAEWA), representing respectively 75 percent, 9.2 percent, 3 percent and 0.6 percent (2005: 85.4 percent, 11 percent, 2.6 percent and 1 percent) of employees in the region.

A two-year agreement, effective July 1, 2005, was entered into between AngloGold Ashanti, through the Chamber of Mines, NUM and Solidarity. The agreement can be summarized as follows:

- wage increases of between 6 percent and 7 percent, with the highest increase for the lowest job category;
- a wage increase in the second year of CPIX plus 1 percent, subject to a minimum guaranteed increase of between 5.5 percent and 6 percent, again depending on the job category;
- increased employer contributions to the risk benefit within the retirement fund;
- improvements in accommodation subsidies; and
- recognition of the principle of a Christmas break, with detail to be agreed at mine level.

In October 2006, AngloGold Ashanti submitted its sixth annual employment equity report to the Department of Labor on progress made with the implementation of the company's employment equity plan in respect of its South African operations. The 2006 report indicates that some progress has been made year-on-year. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the Charter.

**Argentina**

During April 2006, the unionized workers at Cerro Vanguardia interrupted operations through strike activity mainly related to wages which was followed by sabotage to some of the mining equipment in early May. The CVSA Management team has been quick to react to both of these events and actions have been put in place to mitigate the risk of these events recurring including actions to strengthen the relationship both with the employees and the union.

**Australia**

The Australian operations are not unionized and no industrial action took place during 2006.

**Brazil**

Annual negotiations on salaries and fringe benefits took place in August 2006.

**Ghana**

During 2006 new rates of pay were negotiated between the company and the Ghana Mine Workers' Union and the 3 year collective bargaining on basic conditions took place. As a result of the negotiations employees were awarded a 12 percent wage increase.

**Guinea**

At Siguiri all employees are represented by the Guinean National Mining Union. No membership fees are deducted for union membership. A five day strike took place at Siguiri during 2006 while the negotiating process was ongoing. The strike related to disagreements between union leadership. The strike was resolved as senior national union representatives intervened.

**Mali**

At the Morila, Sadiola and Yatela mines, all employees are represented by the Mining Industry Union (SECNAMI), and guided by the National Collective Convention which sets out the minimum employment conditions for employees. Whilst no specific recognition agreements exists at mine level at Morila, Sadiola or Yatela mines, where 95 percent of employees are represented through SECNAMI, internal agreement provides for adaptation to the National Convention.
No industrial actions were experienced at any of the Malian operations during 2006.

**Namibia**

At the Navachab mine, a recognition agreement is in place with the Mineworkers Union of Namibia (MUN), and the union bargains with the company on behalf of all employees in the A2 to C3 Paterson bands. Approximately 75 percent of the workforce are members of MUN. A 1 year wage agreement was signed in 2006, allowing for a 7 percent wage increase.
During 2006 a 2 day stay away was staged whereby the workforce demanded the removal of two of the mines senior managers. An investigation by an independent 3[rd] party concluded that the allegations against the managers were unfounded. Aside from the 2 day stay away a positive labor relations climate prevailed at the mine during the year.

**Tanzania**

Monthly meetings are held between senior and junior staff representative councils and the general manager. In addition, safety representative committees and joint health and safety structures are in place and a monthly consultative meeting is held with all senior staff to discuss the mine's performance and other operational issues. An access agreement has existed with TAMICO since 2003. Membership figures have varied between 2-5 percent of the workforce.

**USA**

In the USA, the workforce is not unionized. Communication with and participation by employees in employee meetings with management is encouraged. No incidences of industrial action were experienced during 2006.

## 6E.    Share ownership

### Share ownership of directors

Directors held the following number of ordinary shares of the company at December 31, 2006 and 2005, which did not individually or in the aggregate exceed 1 percent of the company's issued ordinary share capital:

| | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Beneficial | | Beneficial Non-beneficial [1] | Beneficial | | Beneficial Non-beneficial [1] |
| | Direct | Indirect | | Direct | Indirect | |
| **Executive directors** | | | | | | |
| JG Best (retired August 1, 2005) | – | – | – | – | – | – |
| R Carvalho Silva (appointed May 1, 2005) | – | – | – | – | – | – |
| R M Godsell | 13 010 | – | – | 9,177 | – | – |
| DL Hodgson (retired April 29, 2005) | | | | | 430 | |
| SE Jonah (until July 31, 2005) | – | – | – | – | – | – |
| N F Nicolau (appointed May 1, 2005) | 3 000 | – | – | 100 | – | – |
| S Venkatakrishnan (appointed August 1, 2005) | 652 | – | – | 652 | – | – |
| K H Williams (retired May 6, 2006) | | – | – | – | 920 | – |
| **Total** | **16 662** | **–** | **–** | **9,929** | **1,350** | **–** |
| **Non-executive directors** | | | | | | |
| F B Arisman | – | 2,000 | – | – | 2,000 | – |
| R E Bannerman | – | – | – | – | – | – |
| Mrs E le R Bradley | – | 23,423 | 3,027 | – | 23,423 | 3,027* |
| C B Brayshaw | – | – | – | – | – | – |
| R P Edey | – | 1,000 | – | – | 1,000 | – |
| Dr S E Jonah (from August 1, 2005) | | 18,469 | – | 6,297 | – | – |
| AW Lea (until July 31, 2005) | – | – | – | – | – | – |
| R Médori (appointed August 1, 2005) | – | – | – | – | – | – |
| J H Mensah | – | – | – | – | – | – |
| Dr T J Motlatsi | – | – | – | – | – | – |
| W A Nairn | – | – | – | – | – | – |
| W L Nkuhlu | – | – | – | – | – | – |
| S R Thompson | – | – | – | – | – | – |
| A J Trahar | – | – | – | – | – | – |
| P L Zim (resigned August 4, 2006) | – | – | – | – | – | – |
| **Total** | **16,662** | **44,892** | **3,027** | **6,297** | **26,423** | **3,027*** |
| **Alternate directors** | | | | | | |
| DD Barber (resigned August 4, 2006) | | | | | | |
| A H Calver | – | - | – | – | 46 | – |
| P G Whitcutt | – | – | – | – | – | – |
| **Total** | **–** | **-** | **–** | **–** | **46** | **–** |
| **Grand Total** | **16,662** | **44,892** | **3,027** | **16,226** | **27,819** | **3,027*** |

(1)    The director derives no personal benefit from the ordinary shares declared, for example by holding the ordinary shares in trust for another.
* Restated.

As of June 25, 2007, there have been no changes in the directors' ownership of ordinary shares, set forth above and Mrs C Carroll and Mr S M Pityana, who were appointed on March 1, 2007 and February 13, 2007 respectively, hold no interest in the company's ordinary shares.

### Share ownership of executive officers

Under the Listings Requirements of the JSE, AngloGold Ashanti is not required to disclose, and it does not otherwise disclose or ascertain, share ownership of individual executive officers in the share capital of AngloGold Ashanti. However, to the best of its knowledge, AngloGold Ashanti believes that AngloGold Ashanti ordinary shares held by executive officers, in aggregate; do not exceed 1 percent of the company's issued ordinary share capital.

**Share ownership of employees**

At a general meeting of shareholders held on December 11, 2006, members approved the creation of 4,280,000 new E ordinary shares of 25 South African cents pursuant to an employee share ownership plan for the benefit of certain AngloGold Ashanti employees, of which the majority are historically disadvantaged South Africans as defined in the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

On December 15, 2006, 2,785,770 E ordinary shares were issued to the Bokamoso ESOP Trust which holds these shares on behalf of approximately 31,000 employees.

**AngloGold Share Incentive Scheme**

AngloGold Ashanti operates a share incentive scheme for the purpose for providing an incentive to executive directors, executive officers and managers to identify more closely with the fortunes of the group and its continued growth, and to promote the retention of such employees by giving them an opportunity to acquire ordinary shares in the company. Non-executive directors are not eligible for participation in the share incentive scheme.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that these incentives are globally competitive, so as to attract, reward and retain management of the highest caliber. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the AngloGold share incentive scheme or share incentive scheme.

Under the terms of the AngloGold share incentive scheme, which was approved by the shareholders at the general meeting held on June 4, 1998, and with the introduction of the Bonus share plan and Long-term incentive plan approved by the shareholders at the annual general meeting held on April 29, 2005, the maximum number of ordinary shares that may be allocated for the purposes of the share incentive scheme is equivalent to 2.75 percent of the total number of AngloGold Ashanti ordinary shares in issue at any time. As of December 31, 2006 and 2005, this equated to 7,596,494 and 7,285,807 ordinary shares, respectively.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant from 300,000 to 5 percent of the 2.75 percent attributable to the share incentive scheme (or 0.1375 percent of the total number of ordinary shares in issue at any one time).

Employees participate in the scheme to the extent that they are granted options, shares or rights and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted automatically expire, unless otherwise stated.

Although the remuneration committee has the discretion to incentivize employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

*Time-related*
The granting of *time-related* options was approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the annual general meeting held on April 30, 2003, at which time it was agreed that no further *time-related* options would be granted. All options granted hereunder will terminate on February 1, 2012, being the date on which the last options granted under these criteria may be exercised or will expire. *Each time-related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.

*Time-related* options vest over a five-year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year 5.

*Performance-related*
*Performance-related* options were approved by shareholders at the annual general meeting held on April 30, 2002 and amended at the annual general meeting held on April 29, 2005 at which time it was agreed that no further *performance-related* options would be granted. All options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire. Each *performance-related* option entitles the holder to acquire one ordinary share at a price equal to the closing price of ordinary shares on the JSE on the last business day prior to the date of grant.

*Performance-related* options may be exercised in full, three years after date of grant, provided that the conditions on which the options were granted, namely the performance of the company as determined by the directors at date of grant, are met.

*Bonus share plan* (BSP)
The granting of rights in terms of the *BSP* was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the *BSP* entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting, unless an event occurs which may result in an earlier vesting, such as death.

*Long-term incentive plan* (LTIP)
The granting of rights in terms of the *LTIP* was approved by shareholders at the annual general meeting held on April 29, 2005. Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the *LTIP* entitles the holder to acquire one ordinary share at "nil" cost. Options granted vest three years after date of grant, to the extent that the performance conditions under which the options were granted, are met, and provided that the participant is still in the employ of the company, or unless an event occurs which may result in an earlier vesting, such as death.

The AngloGold share incentive scheme is summarized as follows:

The maximum number of ordinary shares that may be allocated for purposes of the scheme, equivalent to 2.75 percent of the total number of ordinary shares in issue at that date, is:

| June 25, 2007 | December 31, 2006 | December 31, 2005 |
| --- | --- | --- |
| 7,612,932 | 7,596,494 | 7,285,807 |

The maximum aggregate number of ordinary shares which may be acquired by any one participant in the share incentive scheme at that date is:

| June 25, 2007 | December 31, 2006 | December 31, 2005 |
| --- | --- | --- |
| 380,647 | 379,825 | 364,291 |

The movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period January 1, 2006 to December 31, 2006 was as follows:

| | Time-related | Performance-related | Bonus share plan | Long-term incentive plan | Total | Average exercise price per ordinary share – R | Ordinary shares issued |
| --- | --- | --- | --- | --- | --- | --- | --- |
| At January 1, 2006 | 864,710 | 2,897,000 | 271,945 | 363,500 | 4,397,155 | 216.71 | 2,715,678 |
| Movement during year | | | | | | | |
| - Granted | - | - | 254,110 | 316,675 | 570,785 | 318.32 | - |
| - Exercised | 389,850 | 4,300 | 4,249 | - | 398,399 | 129.97 | 398,399 |
| - Forfeited (terminations) | 1,600 | 306,900 | 41,221 | 20,000 | 369,721 | 243.77 | |
| At December 31, 2006 | 473,260 | 2,585,800 | 480,585 | 660,175 | 4,199,820 | 236.37 | 3,114,077 |

During the period January 1, 2007 to and including June 25, 2007, 618,510 options or rights were granted and 592,247 options or rights at an average price of R236.84 per share were exercised.

**Option ownership of directors, executive officers and management**

Under the Listings Requirements of the JSE, AngloGold Ashanti is required to disclose the option or rights ownership of individual directors. Under those requirements, AngloGold Ashanti is not required to, and it does not otherwise, disclose option or rights ownership of individual executive officers and senior management.

The table below shows the movement in respect of options or rights held by executive directors on an individual basis, and by executive officers and managers, each as a group, during 2006. Non-executive directors are not eligible to participate in the scheme and therefore own no options:

| | R M Godsell (1) | R Carvalho Silva | N F Nicolau (1) | S Venkat-akrishnan | Total directors | Total Executive officers (2) | Total other (2) | Total scheme |
|---|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2006*** | | | | | | | | |
| Number | 239,735 | 54,815 | 56,635 | 14,865 | 366,050 | 423,415 | 3,607,690 | 4,397,155 |
| Average exercise price per shares – R | 117.58 | 168.98 | 139.24 | - | 123.85 | 147.84 | 199.43 | 188.17 |
| **Granted during year (3)** | | | | | | | | |
| Number | 29,390 | 14,345 | 14,345 | 14,725 | 72,805 | 88,470 | 409,510 | 570,785 |
| Average exercise price per share – R | - | - | - | - | - | - | - | - |
| **Exercised during year** | | | | | | | | |
| Number | 9,200 | - | 17,600 | - | 26,800 | 35,700 | 335,899 | 398,399 |
| Average exercise price per share – R | 104.00 | - | 147.69 | - | 132.69 | 131.38 | 127.73 | 128.39 |
| Average market price per share at date of exercise– R | 343.62 | - | 345.00 | - | 344.52 | 341.75 | 329.82 | 331.88 |
| Pre-tax gain at date of exercise – R value (R000) | 2,204,467.20 | - | 3,472,640.00 | - | 5,677,107.20 | 7,510,106.73 | 67,884,192.29 | 81,071,406.22 |
| **Forfeited (terminations) during year** | | | | | | | | |
| Number | - | - | - | - | - | 6,306 | 363,415 | 369,721 |
| Average exercise price per share – R | - | - | - | - | - | - | 210.22 | 206.64 |
| **Held as at December 31, 2006** | | | | | | | | |
| Number | 259,925 | 69,160 | 53,380 | 29,590 | 412,055 | 469,879 | 3,317,886 | 4,199,820 |
| Average exercise price per share – R | 104.76 | 133.93 | 99.04 | - | 101.39 | 123.24 | 180.89 | 166.64 |
| **Latest expiry date** | July 31, 2016 | July 31, 2016 | July 31, 2016 | July 31, 2016 | | July 31, 2016 | March 8, 2016 | |

(1)    On exercising of options granted in terms of the AngloGold share incentive scheme, Messrs Godsell and Nicolau applied proceeds from the sale of the shares to acquire 3,833 (2005: 8,717) and 2,900 AngloGold Ashanti shares respectively.

(2)    As a result of the change in status, the following movements to opening balance were made:

| | Quantity | Average value | Average exercise |
|---|---|---|---|
| -From director status to other management | 117,230 | 22,050,400.00 | 188.10 |
| - From other management to executive officer | 33,080 | 4,699,410 | 142.06 |
| - From executive officer to other management | 12,000 | 3,445,380 | 287.12 |

(3)    Awards granted in 2005 and 2006 are granted at nil cost to participant

Of the 4,199,820 options or rights granted and outstanding at December 31, 2006 2,147,660 options are fully vested and 911,400 options will vest on November 1, 2007.

# Item 7: Major shareholders and related party transactions

**Overview**

**Description of AngloGold Ashanti's share capital**

AngloGold Ashanti's share capital consists of four classes of stock:

- Ordinary shares, par value 25 cents each (the "ordinary shares");
- E Ordinary shares, par value 25 cents each (the "E ordinary shares");
- A redeemable preference shares, par value 50 cents each (the "A preference shares"); and
- B redeemable preference shares, par value 1 cent each (the "B preference shares").

At a meeting of the shareholders held on December 11, 2006 the shareholders approved the increase in the authorized share capital of the company by the creation of 4,280,000 E ordinary shares with a par value of 25 cents each.

The authorized and issued share capital of AngloGold at December 31, 2006, is set out below:

| Title of class | Authorized | Issued |
|---|---|---|
| Ordinary shares | 400,000,000 | 276,236,153 |
| E ordinary shares | 4,280,000 | 4,185,770 |
| A preference shares | 2,000,000 | 2,000,000 |
| B preference shares | 5,000,000 | 778,896 |

All the issued ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

For a discussion of rights attaching to the ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares, see "Item 10B.: Memorandum and Articles of Association".

The following are the movements in the issued ordinary share capital at December 31.

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| **Issued** | **Number of ordinary shares** | **Rand** | **Number of ordinary shares** | **Rand** | **Number of ordinary shares** | **Rand** |
| At January 1, | 264,938,432 | 66,234,608 | 264,462,894 | 66,115,724 | 223,136,342 | 55,784,086 |
| **Issues during year** | | | | | | |
| − Business combination with Ashanti | | | | | | |
|   - share-swap | – | – | – | – | 38,400,021 | 9,600,005 |
|   - regulatory shares | – | – | – | – | 2,658,000 | 664,500 |
|   - exercise of warrants | – | – | – | – | 75,731 | 18,933 |
| − Equity Raising | 9,970,732 | 2,492,683 | – | – | – | – |
| Exercise of options by participants in the | | | | | | |
|   - AngloGold Share Incentive Scheme | 398,399 | 99,600 | 475,538 | 118,884 | 192,800 | 48,200 |
|   - Employment Share Ownership Plan/Black Economic empowerment transaction | 928,590 | 232,147 | | | | |
| At December 31, | 276,236,153 | 69,059,038 | 264,938,432 | 66,234,608 | 264,462,894 | 66,115,724 |

During the period January 1, 2007 to and including June 25, 2007, 597,730 ordinary shares were issued at an average issue price of R249 per share, resulting in 276,833,883 ordinary shares being in issue at June 25, 2007.

## 7A. Major shareholders

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, more than 5 percent of the ordinary share capital of the company at December 31:

| Ordinary shares held at | December 31, 2006 | | December 31, 2005 | | December 31, 2004 | |
|---|---|---|---|---|---|---|
| Shareholder | Number | % voting rights | Number | % voting rights | Number | % voting rights |
| Anglo American plc | 115,102,929 | 41.67 | 134,788,099 | 50.88 | 134,788,099 | 50.97 |
| The Bank of New York * | 73,559,916 | 26.63 | 48,702,313 | 18.38 | 45,217,297 | 17.10 |

* *Ordinary shares held through various custodians in respect of American Depositary Shares issued by The Bank of New York. At December 31, 2006, the number of persons who were registered holders of ADSs was reported at 4,186. AngloGold Ashanti is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.*

The company's major shareholders have the same voting rights as other holders of AngloGold Ashanti ordinary shares and do not have any different or special voting rights. During April 2006, Anglo American plc sold approximately 9 percent (19,685,170 ordinary shares) of its shareholding in AngloGold Ashanti.

As at December 31, 2006, there were 19,250 holders of record of AngloGold Ashanti ordinary shares. Of these holders 393 had registered addresses in the United States and held a total of 74,756 ordinary shares, approximately 0.027 percent of the total outstanding ordinary shares. In addition, certain accounts of record with registered addresses outside the United States, including The Bank of New York, hold AngloGold Ashanti ordinary shares, in whole or in part, beneficially for United States persons.

At June 25, 2007, Anglo American plc, through its wholly-owned subsidiary, Anglo South Africa Capital (Pty) Limited held 115,102,929 ordinary shares, representing 41.59 percent of the issued share capital while 69,144,000 ADSs, or approximately 25 percent of the total issued ordinary share capital, were issued and outstanding and held of record by approximately 4,000 registered holders.

At December 31, 2006, the Government of Ghana held 9,031,650 shares, representing 3.41 percent of the issued share capital. These shares were issued pursuant to the Business Combination with Ashanti. At June 25, 2007, the Government of Ghana's holding was unchanged at 9,031,650 shares, representing 3.26 percent of the issued share capital.

All the issued A and B preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. The articles of association of AngloGold Ashanti provide that the A redeemable preference shares and the B redeemable preference shares are not transferable.

The E Ordinary shares are held by Izingwe Holdings (Proprietary) Limited, an empowerment company and the Bokamoso ESOP Trust, which holds the shares on behalf of employees who qualify in terms of the BEE transaction as approved by the AngloGold Ashanti shareholders on December 11, 2006. Neither the Bokamoso ESOP Trust nor Izingwe Holdings (Proprietary) Limited may sell their shares or any portion of their shares without the written consent of AngloGold Ashanti.

Insofar as is known to AngloGold Ashanti as of December 31, 2006, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AngloGold Ashanti, nor is AngloGold Ashanti aware of any arrangements which might result in a change in control of AngloGold Ashanti.

### Relationship with Anglo American plc (AA plc) and its subsidiaries

AA plc is the largest shareholder of AngloGold Ashanti with an equity interest and voting rights of 41.67 percent as at December 31, 2006 (2005: 50.88 percent). Although there is no current agreement between AngloGold Ashanti and AA plc concerning membership on the AngloGold Ashanti board of directors by AA plc, AA plc indicated, in their 13D filing with the SEC on May 26, 2006, that the number of members affiliated with AA plc on AngloGold Ashanti's board of directors may be reduced as AA plc's percentage ownership in AngloGold Ashanti declines. In April 2006 AA plc sold approximately 9 percent of its shareholding in AngloGold Ashanti. On February 21, 2007, AA plc stated that it intends to reduce and ultimately to exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner.

Currently, two members of the board of directors of AngloGold Ashanti are affiliated with AA plc. Mr Tony Trahar retired on May 4, 2007 at the annual general meeting and Mr Lazarus Zim, together with his alternate Mr David Barber resigned from the board on August 4, 2006 following Mr Zim's move to a non-executive role in Anglo American. Mrs C Carroll was appointed a non-executive director, effective from May 5, 2007

AngloGold Ashanti is an operating gold company independent of AA plc to the extent that:
- The management is remunerated by AngloGold Ashanti and incentivized by an AngloGold Ashanti share incentive scheme;
- Currently, a majority of AngloGold Ashanti's board of directors are non-executive directors and, including AngloGold Ashanti's non-executive chairman, 50 percent of these non-executive directors are not affiliated with AA plc;
- AngloGold Ashanti has the management, financial capacity and resources to carry out all aspects of its ongoing business activities independent of AA plc;
- Where appropriate, AngloGold Ashanti may purchase selected specialized services from AA plc on normal commercial and arm's length terms.  However, any such contract with AA plc is subject to the approval of a board sub-committee consisting entirely of AngloGold Ashanti directors independent of AA plc; and
- AngloGold Ashanti has no service agreements or other contracts in terms of which any turnover or profit related fees are payable to AA plc.

At the time of its formation, AngloGold acquired from Anglo American Corporation (AAC), a wholly-owned subsidiary of AA plc, certain unused mineral rights to which little or no value was attached. In terms of the agreements, AAC had the right to participate in future profits from these mineral rights at such time as these rights were developed or sold. In South Africa, the introduction of the MPRDA has resulted in all unused mineral rights, for which application for conversion was not made by the end of April 2005, being vested under the custodianship of the State.

Consequently, other than in respect of those mineral rights in South Africa which have been sold by AngloGold Ashanti to third parties prior to end April 2005, neither AAC nor AngloGold Ashanti retain any rights in respect of those mineral rights in South Africa as originally sold by AAC to AngloGold upon its formation.

## 7B.   Related party transactions

The company had the following transactions with AA plc, subsidiaries of AA plc and the company's equity accounted joint ventures, which transactions are concluded on an arm's length basis:

| | December 31, 2006 | | December 31, 2005 | | December 31, 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ |
| (in millions) | | | | | | |
| Related party transaction with significant shareholder AA plc | 1 | - | 5 | 1 | 5 | - |
| Related party transactions with subsidiaries of AA plc [1] | | | | | | |
| Boart Longyear Limited – mining services [2] | - | - | 5 | - | 9 | 1 |
| Mondi Limited – forestry | 5 | - | 16 | 2 | 16 | 2 |
| Scaw Metals – A division of Anglo Operations Limited – steel and engineering | 1 | - | 6 | 1 | 5 | 1 |
| Haggie Steel Wire Ropes Operations [3] | 1 | - | 8 | 1 | 9 | - |
| Anglo Coal – a division of Anglo Operations Limited | - | - | 1 | - | 1 | - |
| | 8 | - | 41 | 5 | 45 | 4 |
| Related party transactions of equity accounted joint ventures | | | | | | |
| Société d'Exploitation des Mines d'Or de Sadiola S.A. | (2) | (1) | - | - | 1 | - |
| Société d'Exploitation des Mines d'Or de Yatela S.A. | (1) | - | - | - | 1 | - |
| Société des Mines de Morila S.A. | (2) | - | (2) | - | (1) | - |

(1)    Transactions to April 2006.

(2)    AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.

(3)    Previously included in Scaw Metals – A division of Anglo Operations Limited.

Since January 1, 2006, other than as described in the following two paragraphs, AngloGold Ashanti has not been, and as of the date of this annual report is not, a party to any material transaction or proposed transaction by which any director, any other executive officer, any spouse or relative of any of the foregoing or any relative of such spouse had or was to have direct or indirect material interest.

In connection with the relocation of Roberto Carvalho Silva, an executive director of the company since 2005, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the company. Mr Carvalho Silva purchased the house from the company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest.  As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the company's subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.

A Brazilian subsidiary of the company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the company's subsidiary to this company in respect of such services during the years were: 2006: BRL903,465 ($414,433); 2004: BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 (329,055) has been paid to date in 2007. The company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.

Registration rights agreement

On March 23, 2006 the company entered into a Registration Rights Agreement with Anglo South Africa Capital (Proprietary) Limited (Anglo South Africa) under which the company has agreed to file U.S. registration statements for Anglo South Africa's offer and sale of shares it holds in the company (each a Demand Registration) if Anglo South Africa requests the company to do so. The company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Holdings plc and guaranteed by the company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an "affiliate" within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.

**7C.     Interests of experts and counsel**
Not applicable.

# Item 8: Financial information

**8A.    Consolidated financial statements and other financial information**

See "Item 18: Financial statements".

**Legal proceedings**

No director or officer of AngloGold Ashanti has either a direct or indirect position adverse to AngloGold Ashanti.

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 2006 fiscal year, a material effect on the group's financial position.

The company is involved in the following cases:

- In the USA, two civil cases brought against the company and others in 2000 and 2001 by the Sierra Club and the Minerals Policy Center (SC/MPC) for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the federal Clean Water Act) at the CC&V mine have been resolved.  A trial was held in February 2006.  In April 2006 judgment was entered in favor of AngloGold Ashanti and the other named defendants against SC/MPC.  In December 2006, the federal district court issued an award ordering SC/MPC to pay a portion of the attorney fees and costs requested by AngloGold Ashanti and the other named defendants. SC/MPC appealed the decisions to the federal Tenth Circuit Court of Appeals.  The parties subsequently fully executed a settlement agreement as of June 15, 2007.  The agreement provides for retention of the liability decision and fee decision at the district court level, termination of the appeals filed to the Tenth Circuit, and receipt of national contact information of SC and MPC in the unlikely event those organizations decide to sue or pursue litigation against AngloGold Ashanti and the other named defendants in the next 15 years. In exchange, AngloGold Ashanti and the other named defendants agreed to waive receipt of any of the attorney fees and costs imposed by the court against SC/MPC.
- In South Africa, in April 2005 AngloGold Ashanti launched an urgent application against various mining companies and government Ministers claiming that the mines upstream from its Vaal River Operations are responsible and liable for pumping underground water that arises at their mines.  AngloGold Ashanti is in the process of finalizing a settlement agreement with the mining companies which will result in the mining companies setting up a not-for-profit water company to manage and operate the Margaret Shaft's water pumping activities. The settlement agreement requires the mining companies to contribute towards the upgrading of the Margaret Shaft infrastructure.
- In South Africa, action has been instituted by 19 plaintiffs, against Anglo American Corporation of South Africa Limited (AACSA) for damages resulting from lung diseases which the plaintiffs allegedly contracted while employed by mining companies managed by AACSA. There is a possibility that AACSA may seek to recover a portion of damages which may be awarded against it from AngloGold Ashanti by either AACSA or the plaintiffs. There is no indication at present of the merit of any such claim. A separate action was instituted against AngloGold Ashanti in 2006 by a one plaintiff out of the High Court, Witwatersrand Local Division, for damages allegedly suffered by him as a result of alleged silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. An exception has been filed by AngloGold Ashanti against the claim.
- In Ghana, Westchester / Africore Limited instituted action against Ashanti Goldfields Company Limited in the High Court in Accra claiming damages for breach of Exploration and Option Agreement. A provision in the Agreement states that the parties should settle the matter by arbitration under the Arbitration Act of Ghana. The plaintiffs have applied to pursue the matter through arbitration in Ghana.
- In Brazil, Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goias related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold through a branch located in a different Brazilian State, it must obtain an authorization from the Goias State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. The company manages the operations and its attributable share of the first assessment is approximately $29 million. In May 2006 MSG signed the TARE, which authorized the remittance of gold to the company's branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council's second chamber ruled in favor of Serra

Grande and fully cancelled the tax liability related to the first period. The State of Goias may still appeal to the full board of the State of Goias tax administrative council. The second assessment was issued by the State of Goais in October 2006 on the same grounds as the first one, and the attributable share of the assessment was approximately $18 million. The company believes that both assessments are in violation of the Federal legislation on sales taxes.

- In Brazil, Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goais. The company lost the case at the administrative level but is now discussing it at the judicial sphere. The company believes there is a remote chance of success for the State of Minas Gerais. The company's attributable share of the assessment is approximately $6 million.
- In Brazil, Morro Velho is involved in a dispute with tax authorities. As a result of erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5 million.
- In Brazil, AngloGold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. The amount involved is approximately $2 million.

**Dividend policy**

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year end financial performance. Dividends are recognized when declared by the board of AngloGold Ashanti and may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis.

Dividends declared to foreign shareholders are not subject to the approval by the South African Reserve Bank (SARB) in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign shareholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

Under South African law, the company may declare and pay dividends from any reserves included in total shareholder's equity (including share capital and share premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

A potential restriction on dividends arises from the terms applicable to AngloGold Ashanti's convertible bond. Legal opinion is that the size of the dividends declared should be tested against condition 6(b)(iii) of the convertible bond and if triggered the conversion price should be adjusted, however the condition is not prohibitive.

The limit set by this condition is that it is triggered if the dividend declared in the current year exceeds the lesser of:
- 200 percent of the dividends paid in the previous financial year; or
- 5 percent of the volume weighted average share price over 180 days trading immediately preceding the record date of the dividend.

AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for capital expenditure and long-term growth, cash and debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

**8B.    Significant changes**

None.

# Item 9: The offer and listing

## 9A.    Offer and listing details

The following table sets out, for the periods indicated, the reported high and low market quotations for AngloGold Ashanti's ordinary shares on the JSE and for its sponsored ADSs on the NYSE:

| Year ended December 31 | JSE [1] | | NYSE [2] | |
| --- | --- | --- | --- | --- |
| | High | Low | High | Low |
| | (South African cents per ordinary share) | | (US dollars per ADS) | |
| **Annual information** | | | | |
| | | | | |
| **2002** | 34,700 | 20,000 | 35.33 | 17.62 |
| **2003** | 33,900 | 19,100 | 49.95 | 27.10 |
| **2004** | 31,900 | 18,620 | 48.25 | 29.91 |
| **2005** | 31,990 | 18,700 | 49.88 | 30.50 |
| **2006** | 38,700 | 24,700 | 62.20 | 35.58 |
| | | | | |
| **Quarterly information** | | | | |
| | | | | |
| **2005** | | | | |
| First quarter | 24,500 | 18,700 | 39.00 | 31.27 |
| Second quarter | 24,500 | 19,000 | 36.60 | 30.50 |
| Third quarter | 28,400 | 21,951 | 44.13 | 34.11 |
| Fourth quarter | 31,990 | 25,750 | 49.88 | 38.64 |
| | | | | |
| **2006** | | | | |
| First quarter | 38,700 | 29,005 | 62.20 | 46.51 |
| Second quarter | 35,621 | 24,700 | 58.36 | 37.17 |
| Third quarter | 36,050 | 27,500 | 51.07 | 37.10 |
| Fourth quarter | 35,000 | 28,250 | 48.91 | 35.58 |
| | | | | |
| **2007** | | | | |
| First quarter | 35,889 | 30,300 | 49.34 | 41.10 |
| | | | | |
| **Monthly information** | | | | |
| November 2006 | 34,550 | 30,200 | 48.23 | 41.40 |
| December 2006 | 35,000 | 31,500 | 48.91 | 45.05 |
| January 2007 | 34,699 | 31,750 | 43.37 | 48.72 |
| February 2007 | 35,889 | 31,000 | 49.34 | 43.00 |
| March 2007 | 33,980 | 30,300 | 46.26 | 41.10 |
| April 2007 | 35,322 | 31,390 | 49.42 | 44.51 |
| May 2007 | 32,000 | 28,712 | 45.42 | 40.45 |

(1)    *The JSE share price information has been adjusted to give effect to the two-for-one stock split which took effect from the close of business on December 24, 2002.*

(2)    *Prior to December 24, 2002, each ADS represented 0.5 of one ordinary share.  With effect from the close of business on December 24, 2002, each ADS represents one ordinary share.*

See "Item 7A.: Major shareholders" for number of ADSs outstanding at December 31, 2006.


## 9B.    Plan of distribution
Not applicable.

**9C.    Markets**

**Nature of trading market**

Prior to June 29, 1998, the date on which Anglo American Corporation of South Africa Limited's gold mining interests were consolidated into a single, focused, independent, global gold mining company, ordinary shares of AngloGold (formerly Vaal Reefs) were listed on the Johannesburg Stock Exchange (JSE), the London Stock Exchange (LSE) and the Paris bourse, were quoted in Brussels in the form of International Depositary Receipts and were listed under grandfathered unsponsored American Depositary Receipts (ADR) programmes on the Nasdaq SmallCap Market. Shares of Freegold, Western Deep Levels and Southvaal were also listed under grandfathered unsponsored ADR programmes on the Nasdaq SmallCap Market. Historically, the principal trading markets for such shares (as well as for shares of Freegold, Western Deep Levels and Southvaal) had been the JSE and Nasdaq. As part of the consolidation, shares of AngloGold, Freegold, Western Deep Levels and Southvaal were delisted from Nasdaq and shares of all participating companies were delisted from the JSE.

With effect from the implementation of the consolidation, the ordinary shares were listed on the JSE, the LSE and the Paris bourse and were quoted in Brussels in the form of International Depositary Receipts. In addition, American Depositary Shares (ADSs) each representing half of one ordinary share and evidenced by ADRs issued by The Bank of New York under a programme sponsored by AngloGold were listed on the New York Stock Exchange (NYSE) on August 5, 1998.

The company was admitted to the official list of the Australian Stock Exchange (ASX) on November 15, 1999. The ordinary shares of the company issued in connection with the acquisition of the entire issued share capital of Acacia Resources Limited trade on the ASX. On November 28, 2001, AngloGold implemented a 10-for-1 split of the AngloGold CHESS Depositary Interests (CDIs), which trade on the Australian Stock Exchange.

Effective at the close of business on December 24, 2002, AngloGold undertook a 2-for-1 stock split and a corresponding change in the ratio of ordinary shares to ADSs from 0.5 ordinary shares per one ADS to one ordinary share per one ADS. At the same time, the ratio of ordinary shares to CDIs changed from one ordinary share equivalent to ten CDIs to one ordinary share equivalent to five CDIs.

On April 26, 2004, the business combination with Ashanti became effective, at which time, AngloGold changed its name to AngloGold Ashanti. Following the business combination, the company's ordinary shares were listed on the Ghana Stock Exchange (GhSE). In addition, Ghanaian Depositary Shares (GhDSs) were listed on the GhSE each representing one-hundredth of an ordinary share and evidenced by GhDSs issued by NTHC Limited (as Depositary) under a programme sponsored by AngloGold Ashanti.

**9D.    Selling shareholders**
None.

**9E.    Dilution**
None.

**9F.    Expenses of the issue**
None.

# Item 10: Additional information

**10A.   Share capital**

**AngloGold Ashanti's Ordinary Shares and Preference Shares**

AngloGold Ashanti's authorized share capital is ZAR102,120,000, consisting of four classes of shares: ordinary shares of par value ZAR0.25 each, E ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting. There is no limitation imposed by the Articles of Association or by South African law on the rights of any persons, including non-residents, to own AngloGold Ashanti ordinary shares or to exercise voting rights in respect of AngloGold Ashanti ordinary shares. AngloGold Ashanti's authorized and issued share capital as of December 31, 2006 and June 25, 2007 (being the latest practicable date prior to the publication of this document) is set out below:

| Title of Class | Authorized | Issued | |
| --- | --- | --- | --- |
| | | June 25, 2007 | December 31, 2006 |
| Ordinary shares | 400,000,000 | 276,833,883 | 276,236,153 |
| E ordinary shares | 4,280,000 | 4,115,930 | 4,185,770 |
| A redeemable preference shares | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares | 5,000,000 | 778,896 | 778,896 |

All of the issued ordinary shares, E ordinary, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

In general meeting, shareholders of AngloGold Ashanti have approved, by specific authority, the following authorizations for the allotment and issue of shares in the capital of the company:

1   At a general meeting of shareholders held on June 4, 1998, members approved the adoption by AngloGold, of the AngloGold Limited Share Incentive Scheme and at the annual general meeting of shareholders held on April 29, 2005, members approved the introduction of the Bonus Share Plan and Long-Term Incentive Plan (collectively the "AngloGold Share Incentive Scheme or share incentive scheme"). The authority granted by shareholders provides for 2.75 percent of the total number or ordinary shares in issue from time to time, being made available for purposes of the share incentive scheme. The share incentive scheme shall endure for an indefinite period until terminated by a resolution of the board of directors or the resolution of AngloGold Ashanti in general meeting.

2   At the annual general meeting of shareholders held on June 29, 2004, members approved the authorization to allot and issue a maximum of 15,384,615 ordinary shares of 25 South African cents per share each in the authorized but unissued capital of the company for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc. This authority expires on February 28, 2009 or such earlier time in the event that all Convertible Bonds are exchanged for ADSs. See "Guaranteed Convertible Bonds" below.

3   At a general meeting of the shareholders held on December 11, 2006, members approved the increase of the authorized share capital of AngloGold Ashanti by the creation of 4,280,000 new E ordinary shares of 25 South African cents per share pursuant to an employee share ownership plan and black economic empowerment transaction.

The members further approved that the directors allot and issue up to 2,360,000 ordinary shares of 25 South African cents at a subscription price of 38.88 percent of the 30 day volume weighted average traded price of an ordinary share of AngloGold Ashanti on the JSE and 960,000 ordinary shares of 25 South African cents at a price per share equal to the opening price of an ordinary share of AngloGold Ashanti on the JSE, at the day after the changes to the articles of association as a result of the increase in authorized share capital are registered with the Company and Intellectual Property Registration Office, to the Bokamoso ESOP Trust (an entity established for the purpose of acquiring and managing the employment share ownership plan shares for the benefit of the employment share ownership plan members) and that the directors allot and issue 1,400,000 E ordinary shares of 25 South African cents at a price of 25 South African cents each to Izingwe Holdings (Pty) Limited (an empowerment company).

At the annual general meeting of shareholders held on May 4 2007, members approved the following resolutions pertaining to the ordinary share capital of the company:

4    as a general authority, authorization to the board of directors to allot and issue, at their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the South African Companies Act and the JSE Listings Requirements), after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme, the Long-Term Incentive Plan, the Bonus Share Plan, the Bokamoso Employee Share Ownership Plan, the Black Economic Empowerment transaction, the Employee Share Ownership Plan to be implemented in countries other than South Africa and for purposes of the conversion of the $1,000,000,000, 2.375 percent Guaranteed Convertible Bonds issued by AngloGold Holdings plc.

The unissued ordinary shares under the control of the directors at May 4, 2007 are as follows:

|  | Number of shares |
| --- | --- |
| Authorized ordinary share capital | 400,000,000 |
| Shares in issue at May 4, 2007 | 276,827,589 |
| Unissued shares at May 4, 2007 | 123,172,411 |
| Shares set aside in terms of: |  |
| - the AngloGold Share Incentive Scheme at 2.75 percent of shares in issue at May 4, 2007 | 7,612,759 |
| - the 2.375 percent Guaranteed Convertible Bonds | 15,384,615 |
| Net unissued ordinary shares at May 4, 2007 | 100,175,037 |

| | | |
| --- | --- | --- |
| - the board of directors | 10 percent of net unissued shares | 10,017,504 |
| Less: shares issued at the discretion of the directors | | — |
| Balance of shares under the control of the directors at May 4, 2007 | | 10,017,504 |
| Shares under the control of shareholder | 90 percent of net unissued shares | 90,157,534 |

5    as a general authority, authorization to the board of directors to allot and issue for cash, without restriction to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorized but unissued ordinary shares of 25 South African cents each in the share capital of the company, which were placed under the control of the directors, subject to the following conditions:

(a)    that the authority shall only be valid until the next annual general meeting and in no case shall extend beyond 15 months;

(b)    that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5 percent or more of the number of shares in issue prior to the issue concerned;

(c) that the issues for cash in the aggregate in any one financial year shall not exceed 10 percent of the number of shares of the company's unissued ordinary share capital;

(d) that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10 percent of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalization award made to shareholders) over the 30 days prior to the date that the price of the issue is determined or agreed by AngloGold Ashanti's directors; and

(e) that this authority includes the issue of shares arising from any options or convertible securities issued for cash.

The above authorities (4) and (5) expire at the next annual general meeting of shareholders of the company.

The number of authorized but unissued ordinary shares in the capital of AngloGold Ashanti at December 31, 2006 and June 25, 2007 is 123,763,847 and 123,166,117 respectively.

The table below details changes in the ordinary issued share capital of AngloGold since December 31, 2003.

| Period to | Description | Number of Shares |
|---|---|---|
| December 31, 2003 | | 223,136,342 |
| Ordinary shares issued during 2004 | AngloGold Share Incentive Scheme | 192,800 |
| | Business combination – swap shares | 38,400,021 |
| | Business combination – regulatory shares | 2,658,000 |
| | Business combination – warrants | 75,731 |
| December 31, 2004 | | 264,462,894 |
| Ordinary shares issued during 2005 | AngloGold Share Incentive Scheme | 475,538 |
| December 31, 2005 | | 264,938,432 |
| Ordinary shares issued during 2006 | AngloGold Share Incentive Scheme | 398,399 |
| | USD500 million equity raise | 9,970,732 |
| | Employee Share ownership programme | 928,590 |
| December 31, 2006 | | 276,236,153 |
| Ordinary shares issued to June 25, 2007 | AngloGold Share Incentive Scheme | 591,700 |
| | Employee Share ownership programme | 6,030 |
| | | 276,833,883 |

The table below details changes in the E ordinary issued share capital of AngloGold Ashanti.

| Period to | Description | Number of Shares |
|---|---|---|
| January 31, 2006 | | - |
| E Ordinary shares issued during 2006 | - The Bokamoso ESOP Trust | 2,785,770 |
| | - Izingwe Holdings (Proprietary) Limited | 1,400,000 |
| December 31, 2006 | | 4,185,770 |
| Cancelled and exchanged for ordinary shares | | (21,150) |
| January 31, 2007 | | 4,164,620 |
| Cancelled and exchanged for ordinary shares | | (69,840) |
| | | 4,115,930 |

There has been no change in the issued preference share capital of AngloGold since December 31, 2001.

At the general meeting of shareholders on December 11, 2006 the authorized share capital was increased by the creation of a new class of shares, being E ordinary shares and 4,185,770 E ordinary shares were issued on December 15, 2006.

Save as disclosed in this paragraph and under "Item 6.E. Share Ownership - AngloGold Share Incentive Scheme" as well as "Guaranteed Convertible Bonds" below, no share or loan capital of AngloGold Ashanti or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

All existing ordinary shares are in registered form. The holding of ordinary shares in uncertificated form is permitted under AngloGold Ashanti's articles of association and the transfer of ordinary shares is permitted through STRATE. Ordinary shares are not eligible for settlement within CREST.

**Guaranteed Convertible Bonds:** On February 27, 2004, AngloGold Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, issued $1,000,000,000, 2.375 percent guaranteed Convertible Bonds due 2009, convertible into AngloGold Ashanti ADSs and guaranteed by AngloGold Ashanti. Subject to certain restrictions, holders of Convertible Bonds are entitled to convert each Convertible Bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the Convertible Bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption. If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the Convertible Bonds is $65.00 per AngloGold Ashanti ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York Stock Exchange of $40.625 on February 19, 2004, when the issue of the Convertible Bonds was announced, was 60 percent. If all holders of Convertible Bonds exercise their option to convert their Convertible Bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

## 10B.    Memorandum and Articles of Association

### Registration

AngloGold Ashanti is incorporated under the laws of the Republic of South Africa and registered with the Registrar of Companies under registration number 1944/017354/06. AngloGold Ashanti's memorandum of association provides that the company's main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold.

AngloGold Ashanti is governed by its articles of association which document is available for inspection as set out in "Item 10 H.: Documents on Display" and a summary of pertinent provisions, including rights of the holders of shares in AngloGold Ashanti, are set out below.

This summary does not contain all the information concerning the rights of holders of AngloGold Ashanti's ordinary shares and is qualified in its entirety by reference to the law of South Africa and AngloGold Ashanti's governing corporate documents. As well as being governed by the provisions of the articles of association, the rights of holders of AngloGold Ashanti's ordinary shares are governed by the South African Companies Act 61 of 1973, as amended, the South African Securities Regulation Code on Take-Overs and Mergers and the JSE Listing Requirements. In addition, rights of holders of AngloGold Ashanti ADSs are governed by the deposit agreement between AngloGold Ashanti and the Bank of New York.

### Directors

The management and control of any business of AngloGold Ashanti is vested in the directors who, in addition to their powers under the articles of association, may exercise all powers and do all such acts and things as may be exercised or done by AngloGold Ashanti which are not expressly required to be exercised or done by AngloGold Ashanti's shareholders in a general meeting.

*Appointment, Retirement and Removal of Directors*

The board of directors may appoint any person to be a director and any director so appointed shall hold office only until the following annual general meeting and shall then be eligible for re-election. The directors who retire at the annual general meeting in this manner shall not be taken into account in determining the directors who are to retire by rotation at such meeting.

At every annual general meeting at least one-third of the directors must retire from office, but are eligible for re-election. The directors so to retire at such annual general meeting shall be those who have been the longest in office since their last election. Where more than one director has served for an equal length of time, unless they agree between themselves, the director to resign will be determined by lot.

A director will no longer act as a director of the company if he becomes insolvent or subject to insolvency procedures, is found to be of unsound mind, is requested to resign by at least three-quarters of the directors, is removed by a board resolution of AngloGold Ashanti or is absent from board meetings without leave of the directors for six consecutive months. A director can resign with one month's written notice unless he obtains the permission of the directors to shorten his notice period.

The articles of association contain no provision for directors to hold qualification shares, nor stipulate an age limit requirement for the retirement or non-retirement of directors.

*Board Meetings*

The directors may regulate board meetings and determine the quorum necessary for the transaction of business as they think fit. Unless otherwise determined by the directors, two directors form a quorum. Issues arising at meetings are decided by majority vote with the chairman having a second or casting vote where there are more than two directors present at the meeting.

*Borrowing Powers*

AngloGold Ashanti may create and issue secured or unsecured debentures and the directors may borrow or secure the payment of such sums as they think fit and may secure the repayment of any indebtedness by bond, mortgage or charge provided that no special privileges as to allotment of shares, attending and voting at meetings, appointment of directors or otherwise shall be given to the holders of AngloGold Ashanti's debentures without the sanction of AngloGold Ashanti shareholders in a general meeting.

AngloGold Ashanti's borrowing powers are unlimited. These borrowing powers may be varied by AngloGold Ashanti shareholders by way of a special resolution in a general meeting.

*Remuneration*

The directors are entitled to such remuneration as AngloGold Ashanti shareholders may approve by ordinary resolution in a general meeting. If a director performs services that, in the opinion of the board of directors, are outside the scope of the ordinary duties of a director, he may be paid such extra remuneration as the directors determine.

*Interests of directors and Restriction on voting*

A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with AngloGold Ashanti or any of AngloGold Ashanti's subsidiaries must declare the nature of his interest to AngloGold Ashanti in accordance with the Companies Act.

A director shall not vote nor be counted in the quorum and if he shall do so his vote shall not be counted on any resolution for his own appointment to any other office or position under AngloGold Ashanti or in respect of any contract or arrangement in which he is interested, but this prohibition shall not apply to:

(i)     any arrangement for giving to any director any security or indemnity in respect of money lent by him to, or obligations undertaken by him for the benefit of, AngloGold Ashanti,
(ii)    any arrangement for the giving by AngloGold Ashanti of any security to a third party in respect of a debt or obligation of AngloGold Ashanti which the director has himself guaranteed or secured,
(iii)   any contract by a director to subscribe for or underwrite securities, or
(iv)    any contract or arrangement with a company in which he is interested by reason only of being a director, officer, creditor or member of such company (and note that these prohibitions may at any time be suspended or relaxed to any extent either generally, or in respect of any particular contract or arrangement, by AngloGold Ashanti in general meeting).

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with AngloGold Ashanti or any company in which AngloGold Ashanti is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meeting as to the entitlement of any directors to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director must be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

The directors may exercise the voting powers conferred by the shares in any other company held or owned by AngloGold Ashanti in such manner and in all respects as they think fit, including the exercise thereof in favor of any resolution appointing themselves or any of them to be directors or officers of such other company or voting or providing for the payment of remuneration to the directors or officers of such other company.

**Share Rights, Preferences and Restrictions**

*Allotment and Issue of Ordinary Shares*

Any unissued ordinary shares can be disposed of or dealt with in such manner as AngloGold Ashanti shareholders may direct in a general meeting. AngloGold Ashanti shareholders may resolve that all or any of such ordinary shares are at the disposal of the directors who may allot, grant options over or otherwise deal with or dispose of the ordinary shares to such persons at such times and on such terms and conditions and for such consideration as the directors may determine.

Any ordinary shares may be issued with such rights or restrictions as AngloGold Ashanti shareholders in a general meeting may from time to time determine.

No ordinary shares may be issued at a discount except in accordance with section 81 of the South African Companies Act. Section 81 states that a company can issue shares at a discount to the par value shares of such shares, if such shares are of a class already in issue, if such issue is authorized by a special resolution, if the company has been trading for at least one year, if the issue is sanctioned by the court and if the issue occurs within one month of the sanction. If shares are issued at a discount, every prospectus issued by the company thereafter relating to the issue of any shares, shall contain particulars of the discount allowed on the issue of those shares, or so much of the discount as has not been written off at the date of the issue of such prospectus.

*Dividends, rights and distributions*

The ordinary shares participate fully in all dividends, other distributions and entitlements as and when declared by AngloGold Ashanti in respect of fully paid ordinary shares. Under South African law, AngloGold Ashanti may declare and pay dividends from any reserves included in total shareholders' equity calculated in accordance with International Financial Reporting Standards, subject to its solvency and liquidity. No larger dividend shall be declared by shareholders in general meeting than is recommended by the directors. Dividends are payable to shareholders registered at a record date that is after the date of declaration.

Dividends may be declared in any currency at the discretion of the board of directors. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, Ghanaian cedis or United Kingdom pounds. Dividends paid to registered holders of AngloGold Ashanti ADSs are paid in US dollars converted from South African rands by The Bank of New York, as depositary, in accordance with the deposit agreement.

As approved by shareholders in general meeting on December 11, 2006, the company's authorized share capital was increased through the creation of a maximum of 4,280,000 E ordinary shares, to be issued for cash, pursuant to an employee share ownership plan and black economic empowerment transaction. The E ordinary shares will not be listed. Holders of E ordinary shares are entitled to receive a dividend, equal to one-half of the dividend per ordinary share declared by AngloGold Ashanti from time to time.

The holder of B preference shares is entitled to an annual dividend amounting to the lesser of five percent of the issue price of the B preference shares, or an amount equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area (which is part of the Vaal River operations in South Africa) as determined by the directors in each financial year. This annual dividend is a first charge on any profit available for distribution from the Moab Lease Area. The annual dividend is not payable from any of AngloGold Ashanti's other profits.

The holder of A preference shares is entitled to an annual dividend equivalent to the balance of the after-tax profits from income from mining the Moab Lease Area as determined by AngloGold Ashanti's directors in each financial year, only once the annual dividend on the B preference shares has been paid in full.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, or in paid-up securities of AngloGold Ashanti or of any other company, or in cash, or in any one or more of such ways as the directors or AngloGold Ashanti in general meeting may at the time of declaring the dividend determine and direct.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may be forfeited by resolution of the directors for the benefit of the company.

All of the issued ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

*Voting rights*

Each ordinary share confers upon the member the right to vote at all general meetings. Each member present in person or, in the case of a corporate entity, represented, has one vote on a show of hands. If a poll is held, members present or any duly appointed proxy will have one vote for each ordinary share held. A holder of ordinary shares is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder. Holders of ADSs are not entitled to vote in person at meetings, but may vote by way of proxy through The Bank of New York as the ADS issuer. Holders of CDIs are not entitled to vote in person at meetings, but may vote by way of proxy.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any of the ordinary shares.

Holders of E ordinary shares have the right to vote at all general meetings and are entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf and the proxy need not be a shareholder, to the extent that holders of E ordinary shares will not be entitled to veto any resolution that would otherwise have been capable of being passed, or not, by the required majority of votes of holders of ordinary shares and subject to the Listings Requirements of the JSE, holders of E ordinary shares will not be counted for categorization purposes in terms of section 9 of the Listings Requirements. These limitations on the E ordinary shares are a function of shareholder approval and the JSE Listing Requirements.

The A redeemable preference shares have voting rights that are similar to those of ordinary shares. The B redeemable preference shares have limited voting rights, except in the event that a dividend on this class of share has not been paid and remains unpaid for six months, or in connection with issues directly affecting these preference shares or AngloGold Ashanti as a whole, such as disposal of substantially all of the company's assets, winding up AngloGold Ashanti or reducing the company's share capital.

The articles of association do not provide for cumulative voting in respect of any of the classes of AngloGold Ashanti's shares.

The articles of association specify that if new classes of ordinary or preference shares are issued, the rights relating to any class of shares may be modified or abrogated either with the consent in writing of the holders of at least three-fourths of the issued shares of that class, or with the sanction of a resolution passed as if it were a special resolution of the company at a separate general meeting of the holders of the shares of that class.

*Transfer of Ordinary Shares*

Dematerialized shares which have been traded on JSE are transferred on the STRATE (Share Transactions Totally Electronic) settlement system and delivered within five business days after each trade.

The dematerialization of shares is not mandatory and holders of ordinary shares in AngloGold Ashanti may elect to retain their certificated securities. Subject to any statutory restrictions on transfer any member may transfer all or part of his certificated securities, to the extent it is not prevented by section 91A of the Companies Act. Every transfer must be in writing in the usual common form or in such other form as the directors may approve and must be left at the transfer office where the register of transfers is kept or at such other place as the directors prescribe and must be accompanied by the share certificate and such other evidence as the directors or registrar may require to prove title and capacity of the intending transferor or transferee.

The directors may refuse to register any transfer of certificated securities unless the instrument of transfer, duly stamped, is lodged with AngloGold Ashanti accompanied by the share certificate, the transfer is in respect of only one class of securities or the transfer is permitted within any of AngloGold Ashanti's incentive schemes.

*Conversion of Ordinary Shares into Stock*

AngloGold Ashanti may by special resolution convert any paid-up shares into stock and may reconvert any stock into paid-up shares of any denomination. The holders of stock may transfer their respective interests but the directors may fix the minimum amount of stock transferable. The holders of stock have the same rights, privileges and advantages as regards participation in profits and voting at general meetings of AngloGold Ashanti as if they held the shares from which the stock arose. All of the provisions of the Articles apply equally to stock as to shares.

I*ncrease and Reduction of Capital*

AngloGold Ashanti shareholders may by way of special resolution in a general meeting and in accordance with the provisions of the Companies Act resolve to:

- increase its capital by any sum divided into shares of any amount;
- consolidate and divide all or any part of its share capital into shares of larger amounts or consolidate and reduce the number of any issued no par value shares;
- increase the number of any issued no par value shares without increasing its stated capital; cancel any shares which have not been subscribed for;
- sub-divide its shares or any of them into shares of smaller amounts than fixed by the memorandum of association;
- vary, modify or amend any rights attached to any shares whether issued or not, including the conversion of any shares into preference shares; and
- convert any of its shares whether issued or not into shares of another class.

In addition, AngloGold Ashanti shareholders may by ordinary resolution in a general meeting and subject to the requirements of the Companies Act and the rules and requirements of the stock exchange on which the securities are listed, reduce, dispose of, distribute or otherwise deal with in any manner its share capital, share premium, stated capital, reserves and capital redemption reserve fund.

*Share Premium Account and Capital Redemption Reserve Fund*

AngloGold Ashanti shareholders may by ordinary resolution in a general meeting authorize the directors to distribute or deal with, in any way recommended by the directors, all or any part of the amount outstanding to the credit of any share premium account or capital redemption reserve fund of AngloGold Ashanti.

*Rights upon liquidation*

In the event of a winding up of AngloGold Ashanti:

- the B redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares or the A preference shares in the capital of AngloGold Ashanti, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is available for distribution, but not exceeding a return for each B redeemable preference share of the capital paid up on that share and any share premium paid on the issue of the B redeemable preference shares outstanding at that time.

- the A redeemable preference shares confer the right, in priority to any payment in respect of the ordinary shares but after any payment in respect of the B preference shares, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

    The A redeemable and B redeemable shares do not confer the right to participation in the surplus funds of AngloGold Ashanti arising in any other manner.

- the ordinary shares and E ordinary shares confer the equal rights to any surplus arising from the liquidation of all other assets of AngloGold Ashanti.

*Redemption provisions*

The A redeemable preference shares may be redeemed for their nominal value, plus a premium per share of an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares, divided by 2,000,000.

The B redeemable preference shares may be redeemed for their nominal value, plus a premium of up to R249.99 per share, but limited to an amount equal to the net proceeds available from the disposal of the assets relating to the Moab Lease Area after payment of the nominal value of the B preference shares.

The ordinary shares are not redeemable.

*Description of AngloGold Ashanti ADSs*

The Bank of New York issues AngloGold Ashanti's American Depositary Shares, or ADSs. One ADS represents the ownership interest of one ordinary share of AngloGold Ashanti.

*The Unrestricted ADS Deposit Agreement and Restricted ADS Deposit Agreement*

This section provides a summary description of AngloGold Ashanti's ADSs.

AngloGold Ashanti has entered the following Deposit Agreements with The Bank of New York as depositary and the owners and beneficial owners of American Depositary Receipts (the "Deposit Agreements")

1.  the Deposit Agreement amended and restated as of August 5, 1998, filed with the SEC as an exhibit to AngloGold Ashanti's registration statement on Form F-6 (Registration Statement No. 333-14066) (the "Unrestricted ADS Deposit Agreement"); and
2.  the Deposit Agreement dated February 27, 2004 , filed with the SEC as an exhibit to AngloGold Ashanti's registration statement on Form F-6 (Registration Statement No. 333-14066) (the "Restricted ADS Deposit Agreement"),

As this section is a summary, it may not contain all the information that may be important to a holder of ADSs. For more complete information, see "Item 10.H.: Documents On Display". Copies of the Deposit Agreements for each Facility are also available for inspection at the Corporate Trust Office of The Bank of New York currently located at 101 Barclay Street, New York, New York, 10286.

Under the Unrestricted ADS Deposit Agreement The Bank of New York as depositary issues ADSs which are not subject to transfer restrictions under the Securities Act and are listed and trade on the New York Stock Exchange (the Unrestricted ADSs).

Under the Restricted ADS Deposit Agreement The Bank of New York as depositary issues ADSs which are considered "restricted securities" within the meaning of Rule 144 of the Securities Act (the Restricted ADSs). AngloGold Ashanti has entered a Registration Rights Agreement pursuant to which it has undertaken to file a registration statement with the SEC covering resales of Restricted ADSs.

Any holder of Convertible Bonds which were offered and sold in the United States to Qualified Institutional Buyers (QIBs) in reliance on Rule 144A under the Securities Act exercising its right to convert its Convertible Bonds into ADSs prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, will receive Restricted ADSs issued under the Restricted ADS Facility. Any holder of Convertible Bonds which were offered and sold outside the United States in accordance with Regulation S under the Securities Act exercising its right to convert its Convertible Bonds into ADSs will receive Unrestricted ADSs issued under the Unrestricted ADS Facility.

The description below generally applies to the ADSs issued under both the Restricted and the Unrestricted ADS Facility. The material differences between the two Facilities are:

*   prior to the later of February 27, 2006 and the date that is two years after the last date on which AngloGold Ashanti or any affiliate of AngloGold Ashanti was the owner of such Convertible Bonds, only Restricted ADSs will be issued upon conversion of Convertible Bonds offered and sold in the United States to QIBs in reliance on Rule 144A under the Securities Act;

- holders of Restricted ADSs under the Restricted ADS Facility are required to give certain certifications upon deposit or withdrawal of the ordinary shares underlying their Restricted ADSs as described generally in "—Description of the ADSs—Deposit, Withdrawal and Cancellation" below;

- Restricted ADSs will carry a transfer restrictions legend; and

- Restricted ADSs generally may be held in book–entry form.

*Description of the ADSs*

AngloGold Ashanti ordinary shares (or the right to receive AngloGold Ashanti ordinary shares) are deposited with The Bank of New York's custodians in South Africa: The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited and Australia and New Zealand Banking Group Limited (each, a "custodian"). Each ADS also represents securities, cash or other property deposited with The Bank of New York but not distributed to AngloGold Ashanti's ADS holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286. The principal executive office of The Bank of New York is located at One Wall Street, New York, NY 10286. The Bank of New York, as the depositary in respect of the ADSs, issued new ADSs following the completion of the Business Combination.

ADSs may be held either directly or indirectly through a broker or other financial institution. If ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section and should consult with their broker or financial institution in this regard.

The Bank of New York is the actual holder of the AngloGold Ashanti ordinary shares, and therefore holders of ADSs may, in certain circumstances, not be treated by AngloGold Ashanti as shareholders of AngloGold Ashanti. The rights of ADS holders and the rights of and obligations of The Bank of New York as depositary are set out in the Deposit Agreements among The Bank of New York, the registered holders and beneficial owners of ADSs, and AngloGold Ashanti. The Deposit Agreements and the ADSs are generally governed by the laws of the State of New York.

*Dividends and Other Distributions*

The Bank of New York has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on AngloGold Ashanti ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of AngloGold Ashanti's ordinary shares that their ADSs represent.

*Cash*

The Bank of New York will convert any cash dividend or other cash distribution AngloGold Ashanti pays on AngloGold Ashanti's ordinary shares into US dollars (unless AngloGold Ashanti pays it in US dollars), if it can do so on a reasonable basis and can transfer the US dollars to the United States. Currently, AngloGold Ashanti pays dividends on ordinary shares in South African rand. AngloGold Ashanti may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

In accordance with the Deposit Agreements, The Bank of New York, via its appointed South African bank, will convert the South African rand it receives from AngloGold Ashanti to US dollars and distribute dividends in US dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York may distribute non-US currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York may hold the non-US currency it cannot convert for the account of holders of ADSs who have not been paid, unless a holder of ADSs requests in writing to receive the non-US currency distribution. It will not invest the non-US currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted.  See "Payment of Taxes" below. The Bank of New York will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the non-US currency, holders of ADSs may lose some or all of the value of the distribution.

*Ordinary shares*

The Bank of New York may distribute to holders of ADSs additional ADSs representing ordinary shares that AngloGold Ashanti distributes as a dividend or free distribution, if AngloGold Ashanti provides it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed AngloGold Ashanti ordinary shares. The Bank of New York will only distribute whole ADSs. It will sell AngloGold Ashanti ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash.

*Rights to subscribe for additional ordinary shares*

If AngloGold Ashanti offers holders of its ordinary shares any rights to subscribe for additional AngloGold Ashanti ordinary shares or any other rights, The Bank of New York, after consultation with AngloGold Ashanti, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase AngloGold Ashanti's ordinary shares on their behalf. The Bank of New York will then deposit the AngloGold Ashanti ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may deliver ADSs which are "restricted securities" within the meaning of Rule 144 (including Restricted ADSs, as defined herein) which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

*Other distributions*

The Bank of New York will send to holders of ADSs any other distributions that AngloGold Ashanti makes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York may decide to sell what AngloGold Ashanti distributes, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what AngloGold Ashanti distributes, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. AngloGold Ashanti has no obligation to register ADSs, AngloGold Ashanti ordinary shares, rights or other securities under the US Securities Act of 1933. AngloGold Ashanti also has no obligation to take any other action to permit the distribution of ADSs, AngloGold Ashanti ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution AngloGold Ashanti makes on its ordinary shares or any value for them if it is illegal or impractical for AngloGold Ashanti to make them available to the holders of ADSs.

*Deposit, Withdrawal and Cancellation*

The Bank of New York will deliver ADSs, if a holder of AngloGold Ashanti's ordinary shares or their broker deposits AngloGold Ashanti's ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names such holder of AngloGold Ashanti ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

Any deposit of ordinary shares into the Restricted ADS Facility, including a deposit upon conversion of the Convertible Bonds, must be accompanied by a written certificate and agreement by or on behalf of the person who will be the beneficial owner of the Restricted ADSs to be issued upon deposit of such ordinary shares to the effect that each such beneficial owner: (i) understands that the ordinary shares and the Restricted ADSs have not been and will not be registered under the Securities Act, (ii) is not an affiliate of AngloGold Ashanti or a person acting on behalf of such an affiliate, (iii) is a QIB and will be the beneficial owner of such Restricted ADSs upon the issuance thereof and (iv) agrees not to offer, sell, pledge or otherwise transfer such ordinary shares, such Restricted ADSs or the Restricted ADRs evidencing such Restricted ADSs except: (a)(1) to a person who the beneficial owner reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (2) in an offshore transaction meeting the requirements of Regulation S, (3) pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (4) pursuant to an effective registration statement under the Securities Act and (b) in accordance with all applicable securities laws of the United States.

Holders of Restricted ADSs are subject to further requirements as to certification of their status upon surrender of Restricted ADSs for the purpose of withdrawing the underlying ordinary shares. Those holders must deliver a written certificate and agreement by or on behalf of the person surrendering such Restricted ADSs who, after withdrawal, will be the beneficial owner of the ordinary shares to be withdrawn, acknowledging that the ordinary shares underlying the Restricted ADSs have not been registered under the Securities Act, certifying as to whether or not those ordinary shares will remain restricted upon withdrawal and, in the case of ordinary shares that will remain restricted, agreeing: (a) not to offer, sell, pledge or otherwise transfer such ordinary shares except in a transaction that complies with the applicable transfer restrictions and (b) not to deposit or cause to be deposited such ordinary shares into any unrestricted depositary receipt facility established or maintained by a depositary bank (including another facility maintained by The Bank of New York) unless the ordinary shares are no longer deemed to be restricted securities within the meaning of Rule 44(a)(3) under the Securities Act.

*Voting Rights*

Holders of ADSs may instruct The Bank of New York to vote the ordinary shares underlying their ADSs, but only if AngloGold Ashanti asks, in writing, The Bank of New York to request their instruction. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the AngloGold Ashanti ordinary shares. However, the holders of ADSs may not know about the meeting enough in advance to withdraw the ordinary shares.

If AngloGold Ashanti asks for the instructions of holders of ADSs, The Bank of New York will notify them of the upcoming vote and arrange to deliver AngloGold Ashanti voting materials to them. The materials will (1) describe the matters to be voted on and (2) explain how holders of ADSs, on or before a certain date, may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified.

The Bank of New York will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of AngloGold Ashanti's Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York will only vote or attempt to vote as such holders of ADSs instruct.

However, if and to the extent that The Bank of New York does not receive their voting instructions, it will give a proxy to vote the relevant ordinary shares to a person designated by AngloGold Ashanti, unless AngloGold Ashanti does not wish the proxy to be given, or substantial opposition exists, or the issue at hand materially and adversely affects the rights of holders of ordinary shares.

AngloGold Ashanti cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York to vote their ordinary shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

*Fees and Expenses*

| AngloGold Ashanti ADS holders must pay: | For: |
| --- | --- |
| $5.00 (or less) per 100 ADSs* | Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property<br><br>Each cancellation of an ADS, including if the Deposit Agreement terminates |
| $0.02 (or less) per ADS | Any cash payment |
| Registration or transfer fees | Transfer and registration of AngloGold Ashanti ordinary shares on the AngloGold Ashanti share register to or from the name of The Bank of New York or its agent when AngloGold Ashanti ordinary shares are deposited or withdrawn |
| AngloGold Ashanti ADS holders must pay: | For: |
| Expenses of The Bank of New York | Conversion of non-US currency to US dollars<br><br>Cable, telex and facsimile transmission expenses |
| Taxes and other governmental charges The Bank of New York or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes | As necessary |
| A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs | Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York to ADS holders |

All fees are at the discretion of The Bank of New York, and are subject to change without notice.

\* *With respect only to the initial issuance of Unrestricted and Restricted ADSs issued upon conversion of the Convertible Bonds, AngloGold Ashanti will pay the applicable issuance fee of $5.00 (or less) per 100 ADSs.*

*Payment of Taxes*

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

*Reclassifications*

| *If AngloGold Ashanti*: | *Then*: |
|---|---|
| Changes the nominal or par value of the ordinary shares;<br><br>Reclassifies, splits up or consolidates any of the deposited securities;<br><br>Distributes securities on the ordinary shares that are not distributed to holders of ADSs; or<br><br>Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of AngloGold Ashanti's assets, or takes any similar action. | The cash, ordinary shares or other securities received by The Bank of New York will become deposited securities.  Each ADS will automatically represent its equal share of the new deposited securities.<br><br>The Bank of New York may, and will if AngloGold Ashanti asks it to, distribute some or all of the cash, AngloGold Ashanti ordinary shares or other securities it receives.  It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities. |

*Amendment and Termination*

AngloGold Ashanti may agree with The Bank of New York to amend the Deposit Agreement and the ADSs without the consent of holders for any reason.  If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York notifies holders of ADSs of the amendment.  At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York may terminate the Deposit Agreements by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if AngloGold Ashanti asks it to do so.  The Bank of New York may also terminate the Deposit Agreement if The Bank of New York has told AngloGold Ashanti that it would like to resign and AngloGold Ashanti has not appointed a new depositary bank within 90 days.  In both cases, The Bank of New York must notify holders of AngloGold Ashanti ADSs at least 30 days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver AngloGold Ashanti ordinary shares and other deposited securities.  One year after the date of termination or later, The Bank of New York may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs.  It will not invest the money and will have no liability for interest.  The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash.  After termination, AngloGold Ashanti's only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York.

*Limitations on Obligations and Liability to ADS Holders*

The Deposit Agreements expressly limit AngloGold Ashanti's obligations and the obligations of The Bank of New York, and they limit AngloGold Ashanti's liability and the liability of The Bank of New York.  AngloGold Ashanti and The Bank of New York:

- are only obligated to take the actions specifically set forth in the applicable Deposit Agreement without negligence or bad faith;
- are not liable if either of AngloGold Ashanti or The Bank of New York is prevented or delayed by law or circumstances beyond AngloGold Ashanti's control from performing AngloGold Ashanti's obligations under the applicable Deposit Agreement;
- are not liable if either of AngloGold Ashanti or The Bank of New York exercises discretion permitted under the applicable Deposit Agreement;

- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;

- may rely on advice of or information from legal counsel, accountants, and any persons presenting AngloGold Ashanti's ordinary shares for deposit, any registered holder or any other person believed by AngloGold Ashanti in good faith to be competent to give such advice or information; and

- pursuant to the Deposit Agreements, AngloGold Ashanti and The Bank of New York agree to indemnify each other under certain circumstances.

*Requirements for Depositary Action*

Before The Bank of New York will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of AngloGold Ashanti ordinary shares, The Bank of New York may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

- compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York or AngloGold Ashanti's books are closed, or at any time if either AngloGold Ashanti or The Bank of New York thinks it advisable to do so.

Holders of Unrestricted ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either AngloGold Ashanti or The Bank of New York have closed AngloGold Ashanti's transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) AngloGold Ashanti is paying a dividend on the ordinary shares;

- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or

- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Unrestricted Deposit Agreement.

*Pre-release of ADSs*

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York may also deliver AngloGold Ashanti ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying AngloGold Ashanti ordinary shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;

- the pre-release must be fully collateralized with cash, US government securities, or other collateral that The Bank of New York considers appropriate; and

- The Bank of New York must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York deems appropriate. The Bank of New York will normally limit the number of AngloGold Ashanti ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30 percent of the ordinary shares deposited, although The Bank of New York may disregard this limit from time to time, if it thinks it is appropriate to do so.

**Shareholders' meetings**

The directors may convene general meetings of AngloGold Ashanti shareholders. Subject to the provisions of the Companies Act the shareholders may requisition for the convening of a general meeting.

An AngloGold Ashanti annual general meeting and a meeting of AngloGold Ashanti shareholders for the purpose of passing a special resolution may be called by giving 21 clear days' notice in writing of that shareholders' meeting. For any other meeting of AngloGold Ashanti shareholders, 14 clear days' notice must be given. "Clear days" means calendar days excluding the day on which the notice is given and the date of the meeting. All shareholders are entitled to attend.

AngloGold Ashanti's articles of association provide that a quorum for a general members' meeting (other than a meeting at which a special resolution will be passed) consists of three members present personally, or if the member is a corporate entity, represented and entitled to vote. If a general meeting is not quorate, the meeting is dissolved and a new meeting will have to be called following the relevant notice provision.

The quorum of a members' meeting convened for the purpose of passing a special resolution consists of members holding at least 25 percent of the total member votes and present in person or by proxy. If the meeting is not quorate, it will be adjourned to a date between seven and 21 days after the adjourned meeting, and the members present at the second meeting shall constitute a quorum as long as there are at least three of them at the second meeting. A special resolution must be passed by a vote of 75 percent of the members present, at the meeting, personally or by proxy and entitled to vote or by a vote of 75 percent of the total votes to which these members are entitled.

If the meeting is not quorate and is convened upon the requisition of members, the meeting is dissolved.

**Disclosure of Interest in Shares**

Under South African law, a registered holder of AngloGold Ashanti shares who is not the beneficial owner of such shares is required to disclose every three months to AngloGold Ashanti, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, AngloGold Ashanti may, by notice in writing, require a person who is a registered shareholder, or whom AngloGold Ashanti knows or has reasonable cause to believe has a beneficial interest in AngloGold Ashanti ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to AngloGold Ashanti the identity of the person on whose behalf the ordinary shares are held. AngloGold Ashanti may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. AngloGold Ashanti is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interest equal to or in excess of 5 percent of the total number of ordinary shares issued by AngloGold Ashanti together with the extent of those beneficial interests.

**Rights of Minority Shareholders**

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

**Golden Share**

Under the Stability Agreement, the Government of Ghana (Government) has confirmed and agreed that the Government's rights with respect to the Golden Share apply only in respect of AngloGold Ashanti's assets and operations in Ghana. The rights do not extend to any other assets or operations of AngloGold Ashanti outside Ghana, nor to any assets or operations of AngloGold Ashanti.

The Government has also agreed to waive any right it may have under Section 60(I) of the Minerals and Mining Law, 1986, as amended to acquire a special share in AngloGold Ashanti or any of its direct or indirect subsidiaries or joint ventures.

The Golden Share in AngloGold Ashanti held by the Government does not carry any right to vote but the holder is entitled to receive notice of and to attend and speak at any general meeting of AngloGold Ashanti or at any separate meeting of the holders of any class of shares of AngloGold Ashanti.

The Golden Share may only be held by or transferred to a Minister of the Government or any person acting on behalf of such Government and authorized in writing by such Minister.

The following matters require, and will not be effective without, the written consent of the holder of the Golden Share:

(i)   any amendment to or removal of the relevant provisions of the AngloGold Ashanti Regulations setting out the rights and restrictions attaching to the Golden Share;

(ii)   the voluntary winding-up or voluntary liquidation of AngloGold Ashanti;

(iii)   the redemption of or purchase by AngloGold Ashanti of the Golden Share;

(iv)   the disposal of any mining lease held by AngloGold Ashanti or any subsidiary of AngloGold Ashanti;

(v)   any disposal by AngloGold Ashanti (other than any disposal in the ordinary course of business of AngloGold Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the AngloGold Ashanti Group taken as a whole. For this purpose, a part of the AngloGold Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the AngloGold Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the AngloGold Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

Upon a return of assets in a winding-up or liquidation of AngloGold Ashanti, the holder of the Golden Share is entitled to the sum of 1,000 cedis (approximately 10 US cents) in priority to any payment to other members, but the Golden Share confers no further right to participate in the profits or assets of AngloGold Ashanti. The Golden Share carries no right to any dividend or any right to participate in any offer of securities to existing shareholders or in any capitalization issue.

The holder of the Golden Share may require AngloGold Ashanti to redeem the Golden Share at any time in consideration of the payment to such holder of 1,000 cedis (approximately 10 US cents).

## 10C.   Material contracts

AngloGold and the Government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana on February 18, 2004, (as amended) to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination. AngloGold Ashanti is not party to any further material contracts other than contracts entered into in the ordinary course of business.

## 10D.   Exchange controls

**Exchange controls and other limitations affecting security holders**

The following is a general outline of South African exchange controls and such outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the South African Reserve Bank, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities. Government officials have from time to time stated their intentions to lift South Africa's exchange control regulations when economic conditions permit such action. In his budget speech in March 1998, the Minister of Finance announced that restrictions relating to offshore investments by South African companies and individuals subject to South African exchange control would, to a limited extent, be lifted.

Since then, the government has incrementally relaxed aspects of exchange control for financial institutions and individuals. However, it is impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report.

**Investments in South African companies**

A foreign investor may invest freely in ordinary shares in a South African company. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender.

**Dividends**

Dividends declared to foreign stockholders are not subject to the approval by the South African Reserve Bank (SARB). Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.

**Interest**

Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

**Voting rights**

There are no limitations imposed by South African law or by the memorandum and articles of association of AngloGold Ashanti on the rights of non-South African shareholders to vote the ordinary shares.

**Overseas financing and investments**

AngloGold Ashanti and its South African subsidiaries require SARB approval to raise debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of repayment applicable to the loan.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries is not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with establishing such a subsidiary. AngloGold Ashanti and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of its subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by AngloGold Ashanti's non-South African subsidiaries must be repaid or serviced by AngloGold Ashanti's foreign subsidiaries.

A listing by a South African company on any stock exchange other than the JSE Securities Exchange in connection with raising capital requires permission from the SARB.

Under current exchange control regulations, offshore investments by AngloGold Ashanti and its South African subsidiaries require the approval of the SARB. Subject to approval, there is no limit on the amount of capital that may be invested offshore.

**10E.   Taxation**

**South African taxation**

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of US holders of shares is also applicable to US holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

**Taxation of dividends**

South Africa imposes a corporate tax known as Secondary Tax on Companies (STC) on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, AngloGold Ashanti has elected not to be subject to STC. As a result, although AngloGold Ashanti's dividend payments are not subject to STC, AngloGold Ashanti pays corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by AngloGold Ashanti being lower than the tax payable using the standard corporate tax rate together with STC. STC will be phased out over the next two years and replaced by a dividend withholding tax.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares, but there has been a recent announcement that this is about to change.  In the case of a South African withholding tax on dividends paid to a US holder with respect to shares, the Treaty would limit the rate of this tax to 5 percent of the gross amount of the dividends if a US holder holds directly at least 10 percent of the voting stock of AngloGold Ashanti and 15 percent of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a US resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the South African Minister of Finance, Mr Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5 percent will be replaced by a withholding tax on shareholders in respect of dividends distributed at a rate of 10 percent. This change will be implemented in two phases. On October 1, 2007 the STC rate will reduce from 12.5 percent to 10 percent and in 2008 STC will be phased out and replaced by the 10 percent withholding tax.

The legislation giving effect to this has not been published, but AngloGold Ashanti expects that the effect of this proposal will be that in 2008 (the first phase) AngloGold Ashanti's marginal tax rate for its South African mining operations should reduce from 45 percent to 43.4 percent and the tax rate on its non-mining income will reduce from 37 percent to 35.4 percent. In the second phase, (expected to take place in 2009), the marginal tax rate for AngloGold Ashanti's South African mining operations should reduce from 43.4 percent to 37 percent and the marginal tax rate for non-mining income should reduce from 35.4 percent to 29 percent. The amending legislation relating to these proposals is due to be published in July 2007.

**Taxation of gains on sale or other disposition**

South Africa imposes a tax on capital gains, which only applies to South African residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein.

**United States taxation**

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on US tax laws including the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10 percent or more of the outstanding share capital or voting stock of AngloGold Ashanti, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for US federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For South African and US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore, deposits or withdrawals by a US holder of shares for ADSs or of ADSs for shares will not be subject to US federal income tax. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs.

**Taxation of dividends**

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a US holder by AngloGold Ashanti generally will be taxable as dividend income to the US holder for US federal income tax purposes on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate US holders will not be eligible for the dividends received deduction in respect of dividends paid by AngloGold Ashanti. For foreign tax credit limitation purposes, dividends paid by AngloGold Ashanti will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to US holders with respect to shares. The South African government, however, has recently announced its intent to enact a dividend withholding tax, which is expected to be phased in during 2008 and 2009. See 'Taxation – South African Taxation – Taxation of dividends'. Once the dividend withholding tax becomes effective, US holders who are eligible for benefits under the current Treaty will be subject to a maximum tax of 15 percent on the gross amount of dividend distributions paid by AngloGold Ashanti.

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect, regardless of whether the foreign currency is converted into US dollars on such date. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares generally will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into US dollars by the depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, South African withholding taxes will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute 'passive category' income, or in the case of certain US holders, 'general category' income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder who itemizes deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits. US holders whose tax year began prior to January 1, 2007, should consult their own tax advisors as to the foreign tax credit rules applicable to them.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15 percent) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period and other requirements and the non-US corporation satisfies certain requirements, including that either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. AngloGold Ashanti currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes. AngloGold Ashanti anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of AngloGold Ashanti shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The US Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

### Taxation of capital gains

If a US holder is a resident of the United States for purposes of the Treaty, such holder will not be subject to South African tax on any capital gain if it sells or disposes of its shares or ADSs. Special rules apply to individuals who are residents of more than one country.

In general, upon a sale, exchange or other disposition of shares, a US holder will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the holder's tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares exceeds one year at the time of disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Deposits or withdrawals by a US holder of shares for ADSs, or of ADSs for shares, will not be subject to US federal income tax.

**Passive foreign investment company considerations**

A non-US corporation will be classified a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. AngloGold Ashanti believes that it was not treated as a PFIC for the taxable year ended December 31, 2006 and does not expect to become a PFIC in the foreseeable future. If AngloGold Ashanti were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares. Furthermore, dividends paid by AngloGold Ashanti would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

**US information reporting and backup withholding**

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares may be subject to information reporting to the Internal Revenue Service (the "IRS"). US federal backup withholding generally is imposed at a current rate of 28 percent on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

## 10F. Dividends and paying agents
Not applicable.

## 10G. Statement by experts
Not applicable.

## 10H. Documents on display

The documents referred to in this report can be read at the US Securities and Exchange Commission's public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

## 10I. Subsidiary information
Not applicable.

# Item 11: Quantitative and qualitative disclosures about market risk

**Treasury Policy**

The board of directors of AngloGold Ashanti has approved a treasury and risk management policy that governs the group's treasury activities, including the setting of hedging and dealing limits, approval of hedging instruments and counterpart approval and limits.

Under the treasury and risk management policy, hedges may be put in place using approved instruments over the group's planned gold production and resultant gold sales currency exposures. The tenor of the hedges may extend out to ten years. The treasury and risk management policy sets limits on the extent to which the hedge position may change for the various levels of treasury management from dealer, through treasurer, executive management and board.

The board of directors has delegated the approval of hedge instruments to AngloGold Ashanti's treasury committee. The treasury committee must approve all hedging instruments, treatment of the instruments in the treasury system, reporting on the instruments and the accounting treatment for such instruments.

The financial risk management activities objectives of the group are as follows:
- Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Under the treasury and risk management policy, treasury reports that include all open hedging transactions are produced at the following minimum intervals for review by management and the board of directors.

| | |
|---|---|
| Daily | Treasurer |
| Monthly | Management committee |
| Quarterly | Treasury committee, Audit committee, Board of directors, Quarterly shareholder reports |

The Treasury risk manager is responsible for monitoring all reports for completeness and accuracy. The reports include stress testing of all hedge positions for changes in gold prices, currency exchange rates, interest rates, and gold and exchange rate volatilities.

At AngloGold Ashanti, all front office (dealing), middle office (risk reporting), back office (deal confirmations) and payment (treasury settlements) activities are segregated. All treasury transactions are captured on a third party developed treasury and risk management system that is widely used in corporate treasuries. The internal audit group conducts regular and ad-hoc reviews of the activities of the treasury and the company's treasury system.

**Gold price risk management activities**

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold sales. AngloGold Ashanti does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks that arise out of the group's core business activities. Forward sales contracts and purchased or sold call and put options are used by the group to manage its exposure to gold price and currency fluctuations. Gold and currency hedging instruments are denominated in South African rands, US dollars, Brazilian real and Australian dollars. The hedging instruments utilized are forward sales and purchase contracts, purchased and sold put options and purchased and sold call options.

The mix of hedging of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the group's hedging policy. AngloGold Ashanti's reserves and financial strength have allowed it to arrange unmargined credit lines of up to ten years with counterparts.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales contracts at the end of 2006 was 122,133 kg compared with 159,783 kg at the end of 2005.

The company utilizes bought and sold put and call options as part of its active treasury management strategy.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The group's risk in selling call options is unlimited but mitigated by the fact that the group produce the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The group's risk in selling put options is unlimited but partially mitigated by put options purchased.

SFAS133 requires that derivative instruments be accounted for as follows:
- Commodity based ("normal purchase or normal sale exempt") contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
- Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet at fair value as either a derivative asset or derivative liability. For cash flow hedges the effective portion of changes in fair value of the hedging instrument are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as a reduction in cash flow hedges, contracts with a carrying value, of $169 million at December 31, 2006, are expected to be recycled from other comprehensive income and recognized as a reduction in product sales during 2007.
- All other derivatives are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported as gains or losses on derivatives in earnings in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The table below indicates AngloGold Ashanti's total gold hedge position at a weighted average settlement price as at December 31, 2006. The total net delta tonnage of the hedge on this date was 10.16 million ounces or 316 tonnes (December 31, 2005: 10.84 million ounces or 337 tonnes).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.903 billion as at December 31, 2006 (as at December 31, 2005: negative $1.941 billion). These values were based on a gold price of $636.30 per ounce, exchange rates of R/$7.001 and A$/$0.7886 and the prevailing market interest rates and volatilities at the time.

| | Year | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 19,622 | 22,817 | 21,738 | 14,462 | 12,931 | 24,308 | 115,878 |
| | $ per oz | $301 | $314 | $316 | $347 | $397 | $418 | $347 |
| Forward contracts (Long position) | Amount (kg) | 12,957 | | | | | | 12,957 |
| | $ per oz | $639 | | | | | | $639 |
| Put options purchased | Amount (kg) | 1,455 | | | | | | 1,455 |
| | $ per oz | $292 | | | | | | $292 |
| Put options sold | Amount (kg) | 19,259 | 11,555 | 3,748 | 1,882 | 1,882 | 5,645 | 43,971 |
| | $ per oz | $612 | $587 | $530 | $410 | $420 | $440 | $559 |
| Call options purchased | Amount (kg) | 14,252 | 6,503 | | | | | 20,755 |
| | $ per oz | $398 | $432 | | | | | $409 |
| Call options sold | Amount (kg) | 47,779 | 46,776 | 41,148 | 32,036 | 36,188 | 51,294 | 255,221 |
| | $ per oz | $475 | $466 | $473 | $458 | $492 | $564 | $491 |
| **RAND GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 2,138 | | 933 | | | | 3,071 |
| | Rand per kg | R91,299 | | R116,335 | | | | R98,769 |
| Put options purchased | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| Put options sold | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| Call options sold | Amount (kg) | 311 | | 2,986 | 2,986 | 2,986 | | 9,269 |
| | Rand per kg | R108,123 | | R202,054 | R216,522 | R230,990 | | R212,885 |
| **AUD DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 7,465 | 2,177 | 3,390 | 3,111 | | | 16,143 |
| | A$ per oz | A$669 | A$656 | A$649 | A$683 | | | A$666 |
| Put options purchased | Amount (kg) | 4,977 | | | | | | 4,977 |
| | A$ per oz | A$826 | | | | | | A$826 |
| Put options sold | Amount (kg) | 5,910 | | | | | | 5,910 |
| | A$ per oz | A$800 | | | | | | A$800 |
| Call options purchased | Amount (kg) | 3,732 | 3,110 | 1,244 | 3,111 | | | 11,197 |
| | A$ per oz | A$668 | A$680 | A$694 | A$712 | | | A$686 |
| Call options sold | Amount (kg) | 6,532 | | | | | | 6,532 |
| | A$ per oz | A$847 | | | | | | A$847 |
| *Total net gold: | Delta (kg) | (36,687) | (54,993) | (62,616) | (45,773) | (46,952) | (68,991) | (316,012) |
| | Delta (oz) | (1,179,513) | (1,768,063) | (2,013,148) | (1,471,634) | (1,509,540) | (2,218,109) | (10,160,007) |
| Hedge delta as a percentage of current production levels (%) ** | | 21% | 31% | 36% | 26% | 27% | 8% | 18% |

\*    The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2006.

\*\*   Percentage based on 2006 full year production of 5,635,000 ounces.

At December 31, 2006 the company had 11.6 million committed ounces or 361t (2005: 11.8Moz or 369t).

## Gold lease rate swaps

| | Year | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 |
|---|---|---|---|---|---|---|---|
| Gold borrowing cost associated with forward contracts (1) | Amount ('000oz) | 270,000 | 100,000 | 130,000 | 100,000 | | - |
| | Interest rate % | 0.69 | 0.78 | 0.89 | 1.25 | | - |
| Gold lease rate swaps (2) | Amount ('000oz) | 1,334,356 | 1,168,000 | 898,000 | 641,000 | 423,000 | 205,000 |
| | Interest rate % | 1.76 | 1.75 | 1.81 | 1.83 | 1.83 | 1.84 |

(1)  Gold borrowing costs relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date. The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statement.

(2)  The gold lease rate swaps are contracts where the company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears. The amount shown in the table above is the number of ounces outstanding at the beginning of each period. The interest rate shown is the weighted average fixed rate that the company will receive for that period.

| | Year | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR SILVER** | | | | | | | | |
| Put options purchased | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $7.40 | $7.66 | | | | | $7.53 |
| Put options sold | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $5.93 | $6.19 | | | | | $6.06 |
| Call options sold | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $8.40 | $8.64 | | | | | $8.52 |

Certain of the hedging positions reported in the above tables are governed by early termination clauses in favor of certain counterparts.

**Foreign exchange price risk protection agreements**

The group periodically enters into forward exchange and currency option contracts to hedge certain anticipated transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of the group's foreign currency hedging activities is to protect the group from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the group's currency hedge position at December 31, 2006.

| | Year | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Put options purchased | Amount ($) | 15,000 | | | | | | 15,000 |
| | Rand per $ | R7.61 | | | | | | R7.61 |
| Put options sold | Amount ($) | 40,000 | | | | | | 40,000 |
| | Rand per $ | R7.08 | | | | | | R7.08 |
| Call options sold | Amount ($) | 55,000 | | | | | | 55,000 |
| | Rand per $ | R7.34 | | | | | | R7.34 |
| **AUD DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 73,518 | 20,000 | | | | | 93,518 |
| | $ per A$ | $0.76 | $0.73 | | | | | $0.75 |
| Put options purchased | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A $ | $0.76 | | | | | | $0.76 |
| Put options sold | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A $ | $0.78 | | | | | | $0.78 |
| Call options sold | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A$ | $0.75 | | | | | | $0.75 |

For a more detailed presentation of the investment maturity profile, borrowings maturity profile and interest rate risk profile of these agreements, see note 26 to the consolidated financial statements "Financial risk management activities".

**Credit risk**

Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts. AngloGold Ashanti generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. AngloGold Ashanti spreads its business over a number of predominantly international, credit worthy counterparts and believes that no concentration of credit risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.

The combined maximum credit exposure at the balance sheet date amounts to $655 million on a contract by contract basis. Credit risk exposure netted by counterpart amounts to $68 million. No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

| Number of Counterparts | Type | Credit Rating (Fitch) |
|---|---|---|
| 2 | International Bank | AAA |
| 4 | International Bank | AA+ |
| 4 | International Bank | AA |
| 9 | International Bank | AA- |
| 3 | International Bank | A+ |
| 3 | International Bank | A |
| 1 | International Bank | A- |
| 1 | International Bank | BBB |
| 1 | South African Bank | AAA(zaf) (International BBB+) |
| 1 | South African Bank | AA+(zaf) (International BBB+) |
| 1 | South African Bank | AA(zaf) (International BBB) |
| 1 | South African Bank | AA-(zaf) (International BBB) |
| 1 | South African Bank | A+(zaf) (International BBB-) |
| 6 | Brazilian Bank | AA(bra) |
| 1 | Trade Finance House | Not rated |

AngloGold Ashanti does not anticipate non-performance by any counterparts.

**Fair value**

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. In certain cases, these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of AngloGold Ashanti's financial instruments at December 31, 2006 and 2005, are as follows:

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Carrying amount | Fair value | Carrying amount | Fair value |
| (in millions) | $ | $ | $ | $ |
| Cash and cash equivalents [(1)] | 471 | 471 | 196 | 196 |
| Restricted cash [(1)] | 11 | 11 | 8 | 8 |
| Short-term debt [(2)] | 33 | 33 | 160 | 160 |
| Long-term debt [(2)] | 1,472 | 1,484 | 1,779 | 1,803 |
| Derivatives [(3)] [(5)] | (1,524) | (2,903) | (935) | (1,941) |
| | | | | |
| Forward sales type agreements [(3)] | (499) | 1,328 | (355) | (909) |
| Option contracts [(3)] | (1,056) | (1,572)[(4)] | (612) | (1,058)[(4)] |
| Foreign exchange contracts [(3)] | 4 | 4 | 6 | 6 |
| Foreign exchange option contracts [(3)] | (12) | (12) | (5) | (5) |
| Interest rate swaps – Gold[(3)] | 39 | 5 | 31 | 25 |
| Sub total – Hedge derivatives | (1,524) | (2,903) | (935) | (1,941) |
| Interest rate swaps – Non-gold[(3)] | - | - | - | - |

(1) The carrying amounts approximate fair value because of the short-term duration of these instruments.
(2) Fair value reflects the net present value of the future cash flows, discounted at the prevailing market rate. The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
(3) The fair value of the above instruments is calculated based on market prices, volatilities and interest rates, as at December 31, 2006 and 2005.
(4) Includes deliverable call options sold. A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.
(5) Carrying amount represents on balance sheet derivatives.

**Sensitivity analysis**

The following table shows the approximate sensitivities of the $ marked-to-market value of the hedge book at December 31, 2006 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

| Sensitivity analysis | Change in Rate(+) | Change in Fair value [1] | Change in Rate (-) | Change in Fair value [1] |
|---|---|---|---|---|
| Currency (R/$) | 1 | (16.5) | 1 | 10.68 |
| Currency (A$/$) | 0.05 | 1.61 | 0.05 | (1.7) |
| Gold price ($/oz) | 10 | (100.8) | 10 | 99.1 |
| US Interest Rate (%) | 0.1 | (9.09) | 0.1 | 9.11 |
| ZAR Interest Rate (%) | 0.1 | (0.17) | 0.1 | 0.17 |
| Aus Interest Rate (%) | 0.1 | (0.09) | 0.1 | 0.09 |
| Gold Interest Rate (%) | 0.1 | 14.80 | 0.1 | (14.89) |

(1)    In $ million.

**Hedge levels**

AngloGold Ashanti employs hedging as an element of its risk management strategy.

A summary of the hedge position as at December 31, 2004, 2005 and 2006 is as follows. The "years of production hedged" is calculated as the hedge net delta position at year-end divided by the annual production for that year.

| As at December 31, | Hedge Net Delta kg's[2] | Annual Production for Year kg's[2] | Years of Production Hedge |
|---|---|---|---|
| 2004 | 326,208 | 188,223 | 1.73 |
| 2005 | 337,076 | 191,783 | 1.76 |
| 2006 | 316,012 | 175,268 | 1.80 |

(2)    Includes equity accounted joint ventures.

While AngloGold Ashanti may reduce its net delta hedge position further in line with a positive price outlook, it will continue to actively manage the hedge positions.

## Item 12: Description of securities other than equity securities

Not applicable.

# PART II

# Item 13: Defaults, dividend arrearages and delinquencies

None.

# Item 14: Material modifications to the rights of security holders and use of proceeds

None.

# Item 15: Controls and procedures

**Management certification**

*(a) Disclosure Controls and Procedures:* As of December 31, 2006, the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the company's disclosure controls and procedures are effective, and are reasonably designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

*(b) Management's Annual Report on Internal Control over Financial Reporting:* Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as defined in the Exchange Act Rule 13a – 15(f) and 15d -15(f). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the company;
- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the Directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, and using those criteria, management concluded, and hereby reports that the company's internal control over financial reporting was effective as of December 31, 2006.

*(c) Changes in Internal Control over Financial Reporting:* There have been no changes in the company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a – 15 during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

*(d) Attestation Report of the Registered Public Accounting Firm:* Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report, which appears below.


/s/ R M Godsell                                           /s/ S Venkatakrishnan
**Robert Michael Godsell**                               **Srinivasan Venkatakrishnan**
**Chief Executive Officer**                              **Chief Financial Officer**


**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Shareholders of AngloGold Ashanti Limited

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting", that AngloGold Ashanti Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AngloGold Ashanti Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AngloGold Ashanti Limited maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AngloGold Ashanti Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AngloGold Ashanti Limited as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated July 6, 2007 expressed an unqualified opinion thereon.

Ernst & Young Inc.
Registered Auditors

Johannesburg, Republic of South Africa
July 6, 2007

# ITEM 16A: Audit committee financial expert

Mr Colin Brayshaw and Prof Wiseman Nkuhlu have been determined by our board to be audit committee financial experts within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC. Mr Brayshaw and Prof Nkuhlu as well as each of the other members of the Audit and Corporate Governance Committee (being Mr F B Arisman, Mrs E le R Bradley and Mr R P Edey) are independent directors. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. Following Mr Brayshaw's retirement from the board on May 4, 2007, Prof Nkuhlu has become the chairman of the committee and is the sole financial expert.

# ITEM 16B: Code of ethics

In order to comply with the company's obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees, senior and executive financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company's interests. All reports made in terms of the whistle-blowing policy are fielded by a third party, Tip-Offs Anonymous, who ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to the group internal audit manager, and if required, to management for investigation. All reports and the progress of the investigations are conveyed to the audit and corporate governance committee by the group internal audit manager.

In addition, the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders, including investors (and potential investors), regulators and analysts.

The code of ethics, whistle blowing and disclosure policies are available on the company's website: www.AngloGoldAshanti.com under About > Corporate Governance - > Guidelines. The code of ethics and disclosure policy are also available on request from the company secretary.

# ITEM 16C: Principal accountant fees and services

Ernst & Young has served as AngloGold Ashanti's independent public accountants for each of the financial years in the three-year period ended December 31, 2006 for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to AngloGold Ashanti in 2006 and 2005.

|  | 2006 $ | 2005 $ |
|---|---|---|
| (in millions) |  |  |
| Audit Fees [1] | 9.29 | 4.29 |
| Audit-related Fees [2] | 0.88 | 1.03 |
| Tax Fees [3] | 0.06 | 0.10 |
| All Other Fees [4] | - | 0.10 |
| Total | 10.23 | 5.52 |

*Rounding may result in computational differences.*

(1) *The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC. Included in the Audit fees, for 2006, are fees paid to the external auditors in respect of SOX compliance.*
(2) *Audit-related Fees consist of fees billed for assurance and related services and include consultations concerning financial accounting and reporting standards; and comfort letters; and consents.*
(3) *Tax Fees include fees billed for tax advice and tax compliance services.*
(4) *All Other Fees include fees billed for services relating to the review of an information technology system.*

***Audit Committee Pre-approval Policies and Procedures***

It is the policy of AngloGold Ashanti to maintain compliance with the requirements of the various applicable legislation and good governance practices when appointing or granting work to the Company's external auditor. Non-audit services may not be acquired without an employee of AngloGold Ashanti obtaining the pre-approval of the Audit and Corporate Governance Committee as is laid out in the procedures relating to the pre-approval process.

The audit committee has delegated the approval authority to the chairman of the Audit and Corporate Governance Committee, Prof Wiseman Nkuhlu or his designated official. The approval may take the form of a written or verbal response, and in the case of a verbal instruction these would be ratified at the next audit committee meeting. On a quarterly basis a summary of all approvals and word to date is tabled at the audit committee.

During 2006, no services were provided to AngloGold Ashanti by Ernst & Young in respect of Audit-related Fees (in the form of tax fees) paid pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit AngloGold Ashanti's financial statements for 2006.

# ITEM 16D: Exemptions from the listing standards for audit committees

Not applicable.

# ITEM 16E: Purchases of equity securities by the issuer and affiliated purchasers

Neither the issuer nor any affiliate of the issuer, purchased any of the company's shares during 2006.

# PART III

## Item 17: Financial statements

Not applicable.

# Item 18: Financial statements

# Report of the Independent Registered Public Accounting Firm

The board of directors and stockholders of AngloGold Ashanti Limited

We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola"), a corporation in which the Company has a 38 percent interest, have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Sadiola is stated at $66 million and $67 million, respectively, at December 31, 2006 and 2005, and the Company's equity in net income is stated at $33 million, $8 million and $12 million for each of the three years in the period ended December 31, 2006.

The financial statements of Société d'Exploitation des Mines d'Or de Yatela S.A. ("Yatela"), a corporation in which the Company has a 40 percent interest, have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Yatela, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Yatela is stated at $26 million at December 31, 2006, and the Company's equity in net income is stated at $34 million for the year then ended.

The financial statements of Société des Mines de Morila S.A. ("Morila"), a corporation in which the Company has a 40 percent interest, have been audited by other auditors at December 31, 2005 and 2004 and for the periods then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, prior to restatement, is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in Morila is stated at $89 million and $72 million at December 31, 2005 and 2004, respectively, and the Company's equity in net income is stated at $53 million and $20 million for the years then ended.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 6, 2007 expressed an unqualified opinion thereon.

As discussed in note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with SFAS123(R) *Share-Based Payment,* its method of accounting for deferred stripping costs in accordance with EITF Issue 04-6 *Accounting for Stripping Costs Incurred during Production in the Mining Industry*, and its method of considering the effects of prior year misstatements in accordance with SAB 108 *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

As discussed in note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for employee benefit plans in accordance with SFAS87 *Employers' Accounting for Pensions* and SFAS106 *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and in 2006 in accordance with SFAS158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
July 6, 2007

# ANGLOGOLD ASHANTI LIMITED
# Consolidated statements of income
### FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share and per share information)

| | Notes | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|---|
| **Sales and other income** | | 2,715 | 2,485 | 2,151 |
| Product sales | | 2,683 | 2,453 | 2,096 |
| Interest, dividends and other | | 32 | 32 | 55 |
| **Costs and expenses** | | 2,811 | 2,848 | 2,176 |
| Production costs | | 1,525 | 1,638 | 1,340 |
| Exploration costs | | 58 | 44 | 44 |
| Related party transactions | 6 | 8 | 41 | 45 |
| General and administrative | | 140 | 71 | 58 |
| Royalties | | 59 | 39 | 27 |
| Market development costs | | 16 | 13 | 15 |
| Depreciation, depletion and amortization | | 699 | 593 | 445 |
| Impairment of assets | 5 | 6 | 141 | 3 |
| Interest expense | 5 | 77 | 80 | 67 |
| Accretion expense | 5 | 13 | 5 | 8 |
| Employment severance costs | 5 | 22 | 26 | 7 |
| Profit on sale of assets, loans and indirect taxes | 5 | (36) | (3) | (14) |
| Mining contractor termination costs | 5 | - | 9 | - |
| Non-hedge derivative loss | 26 | 208 | 142 | 123 |
| Other operating costs and expenses | 5 | 16 | 9 | 8 |
| **(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change** | | (96) | (363) | (25) |
| Taxation (expense)/benefit | 7 | (122) | 121 | 132 |
| Minority interest | | (29) | (23) | (22) |
| Equity income in affiliates | | 99 | 39 | 23 |
| **(Loss)/income from continuing operations before cumulative effect of accounting change** | | (148) | (226) | 108 |
| Discontinued operations | 8 | 6 | (44) | (11) |
| **(Loss)/income before cumulative effect of accounting change** | | (142) | (270) | 97 |
| Cumulative effect of accounting change, net of taxation of $11 million in 2005 | 2/5 | - | (22) | - |
| **Net (loss)/income – applicable to common stakeholders** | | (142) | (292) | 97 |
| **(Loss)/earnings per share : (cents)** | | | | |
| From continuing operations | 9 | | | |
|   Ordinary shares | | (54) | (85) | 43 |
|   E Ordinary shares | | (91) | - | - |
|   Ordinary shares - diluted | | (54) | (85) | 42 |
|   E Ordinary shares - diluted | | (91) | - | - |
| Discontinued operations | 9 | | | |
|   Ordinary shares | | 2 | (17) | (4) |
|   E Ordinary shares | | - | - | - |
|   Ordinary shares - diluted | | 2 | (17) | (4) |
|   E Ordinary shares - diluted | | - | - | - |
| Before cumulative effect of accounting change | 9 | | | |
|   Ordinary shares | | (52) | (102) | 39 |
|   E Ordinary shares | | (91) | - | - |
|   Ordinary shares - diluted | | (52) | (102) | 38 |
|   E Ordinary shares - diluted | | (91) | - | - |
| Cumulative effect of accounting change | 9 | | | |
|   Ordinary shares | | - | (8) | - |
|   E Ordinary shares | | - | - | - |
|   Ordinary shares - diluted | | - | (8) | - |
|   E Ordinary shares - diluted | | - | - | - |
| Net (loss)/income | 9 | | | |
|   Ordinary shares | | (52) | (110) | 39 |
|   E Ordinary shares | | (91) | - | - |
|   Ordinary shares - diluted | | (52) | (110) | 38 |
|   E Ordinary shares - diluted | | (91) | - | - |
| **Pro forma amounts assuming change in accounting for employee benefits plans is applied retroactively:** | | | | |
| Income before cumulative effect of accounting change | 2 | | | 79 |
| Per basic share (cents) | 2 | | | 32 |
| Net income | 2 | | | 31 |
| Per basic share (cents) | 2 | | | 32 |
| Per diluted share (cents) | 2 | | | 31 |
| **Weighted average number of shares used in computation** | 9 | | | |
|   Ordinary shares | | 272,613,263 | 264,635,634 | 251,352,552 |
|   E Ordinary shares - basic and diluted | | 194,954 | - | - |
|   Ordinary shares - diluted | | 272,637,483 | 264,635,634 | 252,048,301 |
| **Dividend paid per ordinary share (cents)** | | 39 | 56 | 76 |
| **Dividend paid per E ordinary share (cents)** | | - | - | - |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

# ANGLOGOLD ASHANTI LIMITED
# Consolidated balance sheets
### AT DECEMBER 31, 2006 and 2005
(In millions, except share information)

| | Notes | 2006 $ | 2005 $ |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | 1,876 | 1,401 |
| | | | |
| Cash and cash equivalents | | 471 | 196 |
| Restricted cash | 10 | 11 | 8 |
| Receivables | | 160 | 209 |
| | | | |
| Trade | | 40 | 97 |
| Recoverable taxes, rebates, levies and duties | | 59 | 45 |
| Related parties | | 1 | - |
| Other | | 60 | 67 |
| | | | |
| Inventories | 11 | 354 | 260 |
| Materials on the leach pad | 11 | 46 | 37 |
| Derivatives | 26 | 649 | 675 |
| Deferred taxation assets | 7 | 167 | - |
| Assets held for sale | 16 | 18 | 16 |
| | | | |
| **Property, plant and equipment, net** | 12 | 4,977 | 4,922 |
| **Deferred stripping** | 12 | - | 105 |
| **Acquired properties, net** | 13 | 1,289 | 1,412 |
| **Goodwill** | 14 | 542 | 524 |
| **Other intangibles, net** | 14 | 24 | 26 |
| **Derivatives** | 26 | 6 | 38 |
| **Other long-term inventory** | 11 | 68 | 32 |
| **Materials on the leach pad** | 11 | 149 | 116 |
| **Other long-term assets** | 15 | 543 | 496 |
| **Deferred taxation assets** | 7 | 39 | 41 |
| **Total assets** | | 9,513 | 9,113 |
| | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| **Current liabilities** | | 2,467 | 1,874 |
| | | | |
| Trade accounts payable | | 278 | 203 |
| Payroll and related benefits | | 94 | 78 |
| Other current liabilities | 17 | 126 | 199 |
| Derivatives | 26 | 1,782 | 1,121 |
| Short-term debt | 18 | 33 | 160 |
| Tax payable | | 148 | 107 |
| Liabilities held for sale | 16 | 6 | 6 |
| | | | |
| **Other non-current liabilities** | 19 | 24 | 14 |
| **Long-term debt** | 20 | 1,472 | 1,779 |
| **Derivatives** | 26 | 397 | 527 |
| **Deferred taxation liabilities** | 7 | 1,275 | 1,152 |
| **Provision for environmental rehabilitation** | 5 / 21 | 310 | 325 |
| **Other accrued liabilities** | 22 | 27 | 19 |
| **Provision for pension and other post-retirement medical benefits** | 23 | 172 | 200 |
| **Minority interest** | | 61 | 60 |
| **Commitments and contingencies** | 24 | - | - |
| **Stockholders' equity** | 25 | 3,308 | 3,163 |
| | | | |
| **Common stock** | | | |
| 400,000,000 (2005 – 400,000,000) authorized common stock of 25 ZAR cents each | | | |
| Stock issued 2006 – 276,236,153 (2005 – 264,938,432) | | 10 | 10 |
| Additional paid in capital | | 5,539 | 4,972 |
| Accumulated deficit | | (1,476) | (1,143) |
| Accumulated other comprehensive income | | (765) | (676) |
| | | | |
| **Total liabilities and stockholders' equity** | | 9,513 | 9,113 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

# ANGLOGOLD ASHANTI LIMITED
# Consolidated statements of cash flows
**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004**
(In millions, except share information)

| | Notes | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|---|
| **Net cash provided by operating activities** | | 770 | 347 | 513 |
| | | | | |
| Net (loss)/income – applicable to common stockholders | | (142) | (292) | 97 |
| Reconciled to net cash provided by operations: | | | | |
| Cumulative effect of accounting change | | - | 22 | - |
| Loss/(profit) on sale of assets, loans and indirect taxes | | 6 | (3) | (14) |
| Depreciation, depletion and amortization | | 699 | 593 | 445 |
| Deferred stripping costs | | - | (28) | (28) |
| Impairment of assets | | 6 | 141 | 3 |
| Deferred taxation | | (34) | (191) | (200) |
| Movement in non-hedge derivatives | | 339 | 54 | 201 |
| Equity income in affiliates | | (99) | (39) | (23) |
| Dividends received from affiliates | | 85 | 51 | 24 |
| Other non cash items | | 5 | 31 | 32 |
| Net (decrease)/increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits | | (62) | 52 | (15) |
| Effect of changes in operating working capital items: | | | | |
| Receivables | | 11 | 8 | (24) |
| Inventories | | (165) | (58) | (39) |
| Accounts payable and other current liabilities | | 122 | 37 | 56 |
| Net cash provided by continuing operations | | 771 | 378 | 515 |
| Net cash used in discontinued operations | | (1) | (31) | (2) |
| | | | | |
| **Net cash used in investing activities** | | (611) | (624) | (995) |
| | | | | |
| Cash acquired in acquisitions | 3 | - | - | 56 |
| Increase in non-current investments | | (20) | (27) | (30) |
| Additions to property, plant and equipment | | (811) | (710) | (571) |
| Proceeds on sale of mining assets | | 57 | 8 | 10 |
| Proceeds on sale of discontinued assets | | 9 | 4 | - |
| Proceeds on sale of available for sale investments | | 11 | 1 | - |
| Cash outflows from derivatives purchased | | - | (69) | (359) |
| Cash inflows from derivatives sold | | - | - | 49 |
| Cash inflows from derivatives with financing | | 141 | 153 | - |
| Cash consideration for acquisitions or disposals | 3 | - | - | (227) |
| Loans receivable advanced | | (1) | (7) | (2) |
| Loans receivable repaid | | 6 | 6 | 85 |
| Change in restricted cash | | (3) | 17 | (6) |
| | | | | |
| **Net cash generated in financing activities** | | 119 | 200 | 276 |
| | | | | |
| Short-term debt repaid | | (134) | (284) | (609) |
| Short-term debt raised | | 16 | 137 | 88 |
| Issuance of stock | | 512 | 9 | 3 |
| Share issue expenses | | (5) | - | - |
| Long-term debt repaid | | (418) | (19) | (200) |
| Long-term debt raised | | 142 | 471 | 989 |
| Cash outflows from derivatives relating to acquisitions | | - | - | (24) |
| Cash inflows from derivatives with financing | | 138 | 55 | 227 |
| Dividends paid | | (132) | (169) | (198) |
| | | | | |
| **Net increase/(decrease) in cash and cash equivalents** | | 278 | (77) | (206) |
| **Effect of exchange rate changes on cash** | | (3) | (3) | 13 |
| **Cash and cash equivalents – January 1,** | | 196 | 276 | 469 |
| **Cash and cash equivalents – December 31,** | | 471 | 196 | 276 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

# ANGLOGOLD ASHANTI LIMITED
## Consolidated statements of stockholders' equity
### FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004
(In millions, except share information)

| | Common stock | Common stock $ | Additional paid in capital $ | Other comprehensive income* $ | Accumulated deficit $ | Total $ |
|---|---|---|---|---|---|---|
| **Balance – January 1, 2004** | 223,136,342 | 9 | 3,415 | (740) | (616) | 2,068 |
| Net income | | | | | 97 | 97 |
| Translation gain | | | | 178 | | 178 |
| Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax | | | | 118 | | 118 |
| Net gain on cash flow hedges, net of tax | | | | 19 | | 19 |
| Net gain on available for sale financial assets arising during the period, net of tax | | | | 2 | | 2 |
| Comprehensive income | | | | | | 414 |
| Stock issue as part of acquisition | 41,133,752 | 1 | 1,543 | | | 1,544 |
| Stock issues as part of Share Incentive Scheme | 192,800 | - | 3 | | | 3 |
| Reversal of variable compensation awards compensation expense | | | | | (4) | (4) |
| Dividends | | | | | (179) | (179) |
| **Balance – December 31, 2004** | 264,462,894 | 10 | 4,961 | (423) | (702) | 3,846 |
| Net loss | | | | | (292) | (292) |
| Translation loss | | | | (132) | | (132) |
| Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax | | | | 11 | | 11 |
| Net loss on cash flow hedges, net of tax | | | | (134) | | (134) |
| Net gain on available for sale financial assets arising during the period, net of tax | | | | 2 | | 2 |
| Comprehensive loss | | | | | | (545) |
| Stock issues as part of Share Incentive Scheme | 475,538 | - | 9 | | | 9 |
| Unearned stock awards compensation expense | | | 2 | | | 2 |
| Dividends | | | | | (149) | (149) |
| **Balance – December 31, 2005** | 264,938,432 | 10 | 4,972 | (676) | (1,143) | 3,163 |
| Cumulative deferred stripping adjustment. Refer to Note 2. | | | | | (73) | (73) |
| Cumulative cut-off adjustment. Refer to Note 2. | | | | | (11) | (11) |
| Net loss | | | | | (142) | (142) |
| Translation loss | | | | (108) | | (108) |
| Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax | | | | 97 | | 97 |
| Net loss on cash flow hedges, net of tax | | | | (86) | | (86) |
| Net gain on available for sale financial assets arising during the period, net of tax | | | | 8 | | 8 |
| Comprehensive loss | | | | | | (315) |
| Stock issues as part of equity offering | 9,970,732 | - | 498 | | | 498 |
| Stock issues as part of Share Incentive Scheme | 398,399 | - | 9 | | | 9 |
| Stock based compensation expense | | | 60 | | | 60 |
| Dividends | | | | | (107) | (107) |
| **Balance – December 31, 2006** | 275,307,563 | 10 | 5,539 | (765) | (1,476) | 3,308 |

\* The cumulative translation loss included in other comprehensive income amounted to $581 million (2005: $473 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $96 million (2005: $71 million), included in other comprehensive income in respect of cash flow hedges amounted to $260 million (2005: $271 million). The cumulative gain, net of deferred taxation of $1 million (2005: $nil million), included in other comprehensive income in respect of available for sale financial assets amounted to $12 million (2005: $4 million). The cumulative gain included in other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2005: $64 million). This gain is offset by $64 million (2005: $64 million) arising from translation of a net investment in foreign entities.

As at December 31, 2006, $286 million of retained earnings arising from the Company's equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

**ANGLOGOLD ASHANTI LIMITED**
# Notes to the consolidated financial statements
**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004**
(In millions, except share information)

1. **NATURE OF OPERATIONS**

AngloGold Ashanti Limited (the "Company"), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America (USA). The Company also produces uranium oxide and sulphuric acid.

2. **ACCOUNTING CHANGES**

*Stock Based Compensation*

At December 31, 2006, the Company has five stock-based employee compensation plans consisting of time-based awards, performance related awards and equity settled compensation plans, which are described more fully in Note 30 the "AngloGold Limited share incentive scheme and plans". Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations", as permitted by SFAS123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. During the years ended December 31, 2005 and 2004 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants. During the year ended December 31, 2005 the Company recognized a compensation expense of $2 million related to Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP) treated as equity settled compensation plans under APB No. 25. As of December 31, 2005 no compensation expense was recognized, related to the performance awards under APB No. 25. The Company recognized compensation credit of $4 million during 2004, related to the performance awards under APB No. 25, due to a decline in fair market value to below the exercise price of such awards.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation cost recognized in the year ended December 31, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.

As a result of adopting SFAS123(R) on January 1, 2006, the Company's loss before income taxes and net loss for the year ended December 31, 2006, are $31 million higher, than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted loss per share for the year ended December 31, 2006 would have been $0.40 if the Company had not adopted SFAS123(R), compared to reported basic and diluted loss per share of $0.51.

2.     **ACCOUNTING CHANGES** *(continued)*

SFAS123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow.  This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.  This requirement did not impact the Company's cash flow disclosure for the year ended December 31, 2006 as the Company received the benefit of a tax deduction of less than $1 million for compensation cost settled in equity.  No income tax benefit was recognized in 2005 and 2004.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation in 2005 and 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized to expense over the options' vesting periods.

| | Year Ended December 31, | |
| | 2005 | 2004 |
| **(in millions, except per share data)** | **$** | **$** |
| Net (loss)/income, as reported | (292) | 97 |
| Add:  Unearned stock awards compensation expense, calculated under APB No. 25 | 2 | - |
| (Deduct)/add: Variable compensation awards (credit)/expense, calculated under APB No. 25 | - | (4) |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (2) | (3) |
| Pro forma net (loss)/income | (292) | 90 |
| (Loss)/earnings per share (cents) | | |
| Basic – as reported | (110) | 39 |
| Basic – pro forma | (110) | 36 |
| Diluted – as reported[1] | (110) | 38 |
| Diluted – pro forma[1] | (110) | 36 |

[1]   The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.  The calculation of diluted (loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

*Deferred Stripping Costs*

On January 1, 2006, the Company adopted Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory.  Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of the accounting change reduced opening retained earnings by $73 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $29 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million.  Adoption of the new guidance had no impact on the Company's cash position or net cash from operations.

Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

2.   **ACCOUNTING CHANGES** *(continued)*

| (in millions) | As at December 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| | $ | $ |
| Movements in the deferred stripping costs balance were as follows: | | |
| Opening balance | 105 | 69 |
| Cumulative effect adjustment | (105) | - |
| Amount deferred | - | 28 |
| Translation | - | 8 |
| Closing balance | - | 105 |

*Cut-off adjustments*

Certain subsidiaries within the Company have in prior years consistently determined the year end close process in respect of certain operating costs at dates immediately preceding the Christmas vacation period. Historically, management concluded that any resulting adjustment was immaterial to operating results as all entities had twelve reporting periods and used the same cut-off dates from year to year.

The above errors arose as a combination of the cut-off process being linked to the mine production cycle as well as utilizing a date not aligned to December 31 each year, although the same dates were utilized from year to year.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements.

As part of the 2006 year end financial statement close process the Company quantified the balance sheet impact and determined that it would only have a material effect in the reporting of "Payroll and related benefits", which is separately identified on the face of the balance sheet for all years presented. The other accounts that were affected are Tangible Assets – Mine development costs; Inventories – Gold in process; Deferred taxation; Cash and cash equivalents; Trade accounts payable and Payroll and related benefits.

The Company previously considered the above errors to be immaterial under the rollover method and evaluated the misstatement against the current year financial statements under both the rollover and iron curtain methods.

In accordance with the transition provisions provided in SAB 108 the cumulative effect of applying SAB 108 as an adjustment to opening retained earnings is summarized below:

| (in millions) | $ |
| --- | --- |
| **Assets** | |
| Tangible Assets – Mine development costs | 3  (increase) |
| Inventories – Gold in process | 1  (increase) |
| Deferred taxation | 5  (increase) |
| Trade receivables | 5 (decrease) |
| **Liabilities** | |
| Trade accounts payable | 3  (increase) |
| Payroll and related benefits | 10  (increase) |
| Other creditors | 2  (increase) |
| **Retained earnings** | 11 (decrease) |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
2.    **ACCOUNTING CHANGES** *(continued)*

*Employee Benefit Plans*

On September 29, 2006 the FASB issued SFAS158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS158 requires an entity to:

• recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;

• measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;

• recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and

• expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition assets and obligations.

The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company's earnings and financial position as the Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan.

This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information.

The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses recorded in 2005 decreased net income and stockholders' equity by $22 million (net of taxation of $11 million).

The Company's employee benefit plans are described more fully in Note 30 the "Employee benefit plans".

The results for 2004 are presented on a historical basis and do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, the historical income before cumulative effect of accounting change, net income and related per share amounts would have been changed to the adjusted amounts indicated below:

| | Year ended December 31, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | (in US Dollars, millions, except for share data) | | | | | |
| | Income before cumulative effect of accounting change | Per basic share [1] (cents) | Per diluted share [1] (cents) | Net income | Per basic share [1] (cents) | Per diluted share [1] (cents) |
| As reported – historical basis | 97 | 39 | 38 | 97 | 39 | 38 |
| Impact on earnings net of taxation | (18) | (7) | (7) | (18) | (7) | (7) |
| Adjusted | 79 | 32 | 31 | 79 | 32 | 31 |

[1]    *Basic and diluted earnings per common share. The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.*

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS**

**2006 acquisitions**
The Company made the following acquisitions during the year:

- **Agreement signed with China explorer Dynasty Gold Corporation**
  On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

- **Agreement with International Tower Hill Mines Limited**
  On June 30, 2006 AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold Ashanti), International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a wholly-owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold Ashanti sold to Talon a 100 percent interest in six Alaska mineral exploration properties and associated databases in return for 5,997,295 common shares of ITH stock, representing an approximate 19.99 percent interest in ITH (June 15, 2007: 15.68 percent). The sales transaction closed on August 4, 2006. AngloGold Ashanti also granted to ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project (total of $6 million) within four years of the grant date of the options. As part of the two option agreements, AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

- **Strategic alliance in Russia with Polymetal and agreement to acquire assets from Trans-Siberian Gold plc**
  On September 21, 2006, AngloGold Ashanti announced that it had entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (Polymetal) in terms of which, Polymetal and AngloGold Ashanti would cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation. At the same time, AngloGold Ashanti announced that it had submitted an offer to the board of Trans-Siberian Gold plc (TSG) to acquire all of TSG's interest in its Krasnoyarsk based subsidiaries, OOO GRK Amikan and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania for a total consideration of $40 million. TSG announced on February 12, 2007, that the agreements for the sale of its Krasnoyarsk based subsidiaries to AngloGold Ashanti have been signed. The South African Reserve Bank has approved the transaction. These companies to be acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the strategic alliance. The Company's aggregate shareholding in TSG at December 31, 2006 was 12,263,170 ordinary shares (29.9 percent interest held).

- **Purchase of Central African Gold Plc (CAG) shares**
  Arising from the sale of Bibiani assets, AngloGold Ashanti decided to apply $3 million of the partial proceeds to an investment of 15,825,902 Central African Gold plc (CAG) shares. Subsequent to this decision, local regulators required that the shares in CAG be sold within 90 days of December 28, 2006. The Company has classified the shares as held for sale. Refer to Note 16 – Assets and liabilities held for sale. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million).

**2006 disposals**
The Company's disposals during the year included:

- **Sale of Bibiani**
On August 23, 2006, AngloGold Ashanti announced that it had entered into a conditional agreement with Central African Gold plc (CAG) to sell the assets, related to Bibiani and Bibiani North prospecting permit, including all of Bibiani's employees, fixed mining and non-mining assets, inventory, trade receivables and intellectual property as well as the Bibiani mining lease and the Bibiani North prospecting license, and procure the cessation and delegation of all contracts related to Bibiani to CAG for a total consideration of $40 million. The conditions precedent to the sale of Bibiani were satisfied effective December 28, 2006. The Bibiani North prospecting license was assigned to CAG on May 17, 2007 by the Ghanaian Land Commission and Registry.

**2005 acquisitions**
On May 31, 2005 the Company acquired an additional 12.4 percent interest in Trans-Siberian Gold plc as further discussed in this note under 2004 acquisitions "AngloGold Ashanti acquires stake in Trans-Siberian Gold plc".

**2005 disposals**
The Company's disposals during the year included:

- **Conditional sale of Weltevreden mine in exchange for Aflease shares**
On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued on May 6, 2005 at R75 million ($11 million). On December 19, 2005, Aflease was acquired by sxr Uranium One Incorporated (formerly Southern Cross Incorporated) (sxr Uranium One). As certain conditions precedent to the agreement with regards to mining rights conversion were not fulfilled for that property as of December 31, 2006, the Company has separately classified assets and liabilities for Weltevreden presented in the consolidated balance sheet, as held for sale. Refer to Note 16 – Assets and liabilities held for sale.

**2004 acquisitions**
The Company made the following acquisitions during the year:

- **Business Combination between AngloGold and Ashanti**
On August 4, 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended Business Combination at an exchange ratio of 0.26 ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6 percent of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favor of the Business Combination.

After further discussions with AngloGold and careful, detailed consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti board announced on October 15, 2003 that it was recommending the improved final offer from AngloGold.

On October 28, 2003, the government of Ghana, which held 16.8 percent of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a Stability Agreement which the government of Ghana intended to enter into with AngloGold.

AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the Business Combination.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
3.   **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

Under the Stability Agreement, the government of Ghana retained its special rights ("Golden Share") under the provisions of the mining law pertaining to the control of a mining Company, in respect of the assets and operations in Ghana.

In terms of the Golden Share, the following requires, and will not be effective without, the written consent of the government of Ghana as the holder of the Golden Share:

*   any disposal of its Ghanaian assets and operations by Ashanti (other than any disposal in the ordinary course of business of Ashanti) which, alone or when aggregated with any disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of the assets of the Ashanti Group taken as a whole. For this purpose, a part of the Ashanti Group's assets will be considered material if either (a) its book value (calculated by reference to the then latest audited consolidated accounts), or the total consideration to be received on its disposal, is not less than 25 percent of the book value of the net assets of the Ashanti Group or (b) the average profits attributable to it represent at least 25 percent of the average profits of the Ashanti Group for the last three years for which audited accounts are available (before deducting all charges, except taxation and extraordinary items).

The Golden Share does not carry any right to vote at any general meeting of Ashanti.

The government of Ghana has also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the Business Combination. In consideration of these agreements and undertakings, AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the Business Combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the Business Combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.

The Business Combination was effected by means of a scheme of arrangement under Ghanaian law, which required the approval of Ashanti shareholders and the confirmation by the High Court of Ghana. In terms of the Business Combination, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. Each ADS represents one AngloGold ordinary share. The Business Combination whereby AngloGold acquired 100 percent of Ashanti, became effective on April 26, 2004 after the Court Order from the High Court of Ghana was lodged with the Ghana Registrar of Companies. From the effective date, Ashanti became a private Company, and AngloGold changed its name to AngloGold Ashanti Limited, following approval by its shareholders at a general meeting held on April 8, 2004.

On April 26, 2004, AngloGold issued 38,400,021 ordinary shares to former Ashanti shareholders and 2,658,000 ordinary shares under the Stability Agreement to the government of Ghana. On June 29, 2004, AngloGold issued a total of 75,731 ordinary shares to former Ashanti warrant holders pursuant to the Business Combination.

The market value of the shares issued for Ashanti was approximately $1,544 million, net of share issue expenses of $3 million, based on the average quoted value of the shares of $37.62 two days before and after October 15, 2003, the date the terms of the transaction were announced. The market value of the issued shares, together with the cash consideration paid to the government of Ghana as part of the Stability Agreement, cash consideration paid for outstanding options over Ashanti ordinary shares and transaction costs and funding of $227 million, gave rise to a total purchase price of approximately $1,771 million.

Ashanti Goldfields Company Limited was delisted from the London, New York and Ghana stock exchanges in late April 2004. During 2005, AngloGold Ashanti finalized the purchase price allocation based on independent appraisals and valuations. The transaction was accounted for as a purchase business combination under US GAAP whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $182 million being recorded, relating mainly to the extended life of AngloGold Ashanti by the Obuasi project in Ghana and enlarged negotiation base and presence in Africa by Ashanti operations.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

3.    **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

In accordance with the provisions of SFAS142, goodwill was assigned to specific reporting units. The Company's reporting units are generally consistent with the operating mines underlying the segments identified in Note 29 – Segment and Geographical Information.  An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine likely will result in an eventual goodwill impairment due to the wasting nature of the primary asset of the reporting unit. The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount likely will not be recoverable over the long term and in accordance with the provisions of SFAS142 performs its annual impairment review of assigned goodwill during the fourth quarter of each year.  Goodwill related to the acquisition is non-deductible for tax purposes.

During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formerly assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination, resulting from a reduction in the life of mine following re-assessments at this operation.  No impairments relating to goodwill were recorded during the year ended December 31, 2006.  Refer to Note 5 – Impairment of assets and to Note 14 – Goodwill and other intangibles.

The combination of AngloGold and Ashanti was designed to combine the two companies into a long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources.

The operations and financial condition of the companies and assets acquired are included in the financial statements from April 26, 2004, the effective date of the Business Combination.

The carrying amount of goodwill recorded in the AngloGold Ashanti Business Combination by reporting segment, as of December 31, 2006 and 2005 is summarized as follows:

|  | Ghana $ | Guinea $ | Tanzania $ | Total $ |
|---|---|---|---|---|
| Balance at January 1, 2004 | 122 | 10 | 50 | 182 |
| Impairment losses | (4) | - | - | (4) |
| Balance at December 31, 2005 | 118 | 10 | 50 | 178 |
| Impairment losses | - | - | - | - |
| Balance at December 31, 2006 | 118 | 10 | 50 | 178 |

The fair value assigned to major assets and liabilities acquired in Ashanti are disclosed in Note 3 – Fair value of acquisitions and (disposals) of businesses.  The finalization of the purchase price allocation during 2005 in respect of fixed assets resulted in a reallocation within the respective mines, between Mine development and Mine infrastructure of $214 million included in Property, plant and equipment.  The allocation of goodwill assigned to reporting units was not affected.

For information purposes only, the following unaudited pro forma financial data reflects the consolidated results of operations of AngloGold Ashanti as if the Business Combination had taken place on January 1, 2004:

|  | Year ended December 31, 2004 $ |
|---|---|
| Total revenue | 2,478 |

|  | $ | Per basic and diluted common share[1] (cents) |
|---|---|---|
| Net income/(loss) before cumulative effect of accounting change | 241 | 91 |
| Cumulative effect of accounting change | - | - |
| Net income/(loss) – applicable to common stockholders | 241 | 91 |
| Basic weighted average number of common shares used in computation |  | 264,402,721 |
| Diluted weighted average number of common shares used in computation |  | 265,098,470 |

[1]   The calculation of diluted earnings/(loss) per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

The above pro forma financial data for the year ended December 31, 2004 includes mark-to-market gains on derivative instruments amounting to $169 million. The above pro forma financial data for the year ended December 31, 2004 does not include the application of hedge accounting prior to the acquisition to significant portions of acquired derivative instruments as hedge accounting documentation was not in place during this period. The pro forma information is not indicative of the results of operations that would have occurred had the Business Combination been consummated on January 1, 2004. The information is not indicative of the group's future results of operations.

- **AngloGold Ashanti acquires stake in Trans-Siberian Gold plc**
  On July 1, 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc (TSG) for the acquisition of a 29.9 percent stake in the Company through an equity investment of approximately £18 million ($32 million) in two subscriptions for ordinary shares. TSG is listed on the AIM. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. This first move into Russia allowed AngloGold Ashanti the opportunity of establishing a meaningful interest in a Company with Russian assets and activities, thereby allowing AngloGold Ashanti to gain exposure to, and familiarity with, the operating and business environment in Russia, as well as being able to establish a business within this prospective new frontier. On December 23, 2004, it was announced that the second subscription had been delayed to April 15, 2005 while on April 18, 2005, the second subscription date was extended by a further two weeks to April 29, 2005. On April 28, 2005, the Company announced that agreement had been reached with TSG on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription was approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription for 6,131,585 ordinary shares in TSG for an aggregate consideration of £8 million ($15 million) was completed.

- **Agreement with Red 5 Limited**
  On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5 million ($4 million). The placement was to be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines. For a period of 2 years commencing in October 2004, AngloGold Ashanti had the right to enter into Joint Venture arrangements on Red 5's tenements (excluding their Siana project) with the potential to earn up to a 67.5 percent interest in areas of interest through further investment in exploration in these Joint Venture areas. On August 26, 2005, AngloGold Ashanti subscribed for additional shares in Red 5 Limited, for a cash consideration of A$0.8 million ($0.6 million), thereby increasing its holding to 14.1 percent. As at December 31, 2006, AngloGold Ashanti held 13 percent in Red 5 Limited, after the dilution of shareholding (from 14.1 percent) resulting from the increase in issued share capital. On September 18, 2006, AngloGold Ashanti elected to exercise a second Joint Venture option with Red 5 Limited – the Outer Siena Joint Venture, located to the south-east of Boyongan - in terms of which the Company will spend a minimum of A$1.5 million ($1.2 million) in the first year with no interest. The Company may earn between 52 percent and 58.5 percent interest in two tenements through an additional expenditure of A$4 million ($3 million), with a right to increase its holding by 8 percent to 9 percent through an additional spend of A$5 million ($4 million).

### 2004 disposals
The Company's disposals during the year included:

- **Sale of stake in Jerritt Canyon Joint Venture to Queenstake Resources USA Inc.**
  In 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetizing all or at least a majority of the $6 million in deferred payments and $4 million in future royalties, payable in the concluded sale of AngloGold's interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective June 30, 2003. Based on an agreement reached between the parties, AngloGold Ashanti was paid on August 25, 2004, approximately $7 million for its portion of the deferred payments and future royalties, thereby monetizing all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
3. **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

- **Sale of Western Tanami project**

  On January 20, 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies. The Company realized a profit of $3 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets, loans and indirect taxes. In addition, a further 2 million fully paid ordinary shares were received from Tanami Gold in respect of a rights issue in June 2004. During the period October 10, through October 18, 2005, AngloGold Ashanti Australia reduced it shareholding in Tanami Gold to 5 percent, through the sale of 8 million fully paid ordinary shares for a cash consideration of A$1.3 million ($1.0 million) and in February 2006, disposed of the entire investment in Tanami Gold with the sale of 19 million shares for a cash consideration of A$3.9 million ($3.0 million).

- **Sale of Union Reefs Mine**

  On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 million ($2 million). The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation. The Company realized a profit of $2 million on sale of these assets. Refer to Note 5 – (Profit)/loss on sale of assets, loans and indirect taxes.

- **Sale of Freda-Rebecca Mine**

  In a joint announcement made on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a total consideration of $2.255 million, to be settled in two tranches, $0.75 million immediately and the balance ($1.505 million) to be settled within six months of the satisfaction of all conditions to the sale agreement. The sale was effective on September 1, 2004 and all conditions to the sale agreement were satisfied on April 22, 2005. Subsequently in August 2005, AngloGold Ashanti and Mwana Africa Holdings (Proprietary) Limited agreed that the second payment of $1.505 million would be settled by an immediate payment of $1.0 million and the subsequent issue to AngloGold Ashanti of 600,000 Mwana Africa plc shares, once that company listed on the London Stock Exchange. Mwana Africa plc is a junior exploration and mining company with assets located in Zimbabwe as well as in the Democratic Republic of Congo. As at December 31, 2006, AngloGold Ashanti retains its 600,000 shares in Mwana Africa plc. The sole operating asset of Ashanti Goldfields Zimbabwe Limited as sold to Mwana Africa Holdings (Proprietary) Limited was the Freda-Rebecca Gold Mine. No (profit)/loss was realized on disposal.

- **Sale of stake in Tameng Mining and Exploration**

  Agreement was reached to sell AngloGold Ashanti's 40 percent equity interest in Tameng Mining and Exploration (Proprietary) Limited of South Africa (Tameng) to Mahube Mining (Proprietary) Limited for a cash consideration of R20 million ($3 million). Tameng owns certain mineral rights to Platinum Group Metals (PGMs) on the farm Locatie Van M'Phatlele KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. No (profit)/loss was realized on disposal and the sale was effective on September 1, 2004.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

3.  **ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS** *(continued)*

**Fair value of acquisitions and (disposals) of businesses**

| | 2006 Total $ | 2005 Total $ | 2004 Ashanti Goldfields Company Limited[1][3] $ | 2004 Other[3] $ | 2004 Total $ |
|---|---|---|---|---|---|
| Cash | - | - | 56 | - | 56 |
| Property, plant and equipment | - | - | 2,066 | (5) | 2,061 |
| Acquired properties | - | - | 873 | - | 873 |
| Goodwill[1] | - | - | 182 | - | 182 |
| Other intangibles[2] | - | - | 49 | - | 49 |
| Provision for environmental rehabilitation | - | - | (51) | 1 | (50) |
| Long-term liabilities | - | - | (743) | 1 | (742) |
| Current assets | - | - | 126 | (4) | 122 |
| Current liabilities | - | - | (155) | 3 | (152) |
| Long-term debts | - | - | (197) | 2 | (195) |
| Derivatives | - | - | (432) | - | (432) |
| Minority interest | - | - | (3) | - | (3) |
| Net value of assets acquired/(disposed) | - | - | 1,771 | (2) | 1,769 |
| Profit on sale of assets | - | - | - | - | - |
| Purchase/(sale) consideration | - | - | 1,771 | (2) | 1,769 |
| Deferred purchase consideration | - | - | - | 2 | 2 |
| | - | - | 1,771 | - | 1,771 |
| Purchase price (paid)/received | - | - | (1,771) | - | (1,771) |
| - Cash consideration | - | - | (227) | - | (227) |
| - Issuance of common stock | - | - | (1,544) | - | (1,544) |
| Gross value | - | - | (1,547) | - | (1,547) |
| Share issue expenses | - | - | 3 | - | 3 |

[1] The AngloGold Ashanti Business Combination was completed effective April 26, 2004. Refer to Note 3 — Acquisitions and disposals of businesses and assets: Business Combination between AngloGold and Ashanti. The Company has recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $182 million on acquisition. During the year ended December 31, 2005, the Company recorded an impairment of $4 million, relating to goodwill formally assigned to operations situated in Ghana (at Bibiani) as part of the Business Combination. No impairments relating to goodwill were recorded during the year ended December 31, 2006. Refer to Note 5 – Impairment of assets.

[2] Represents royalty rate and tax rate concession agreements with the government of Ghana. Fair value is based on estimated future cash flows. During the year ended December 31, 2005, the Company recorded an impairment of $20 million relating to the tax rate concession agreement with the government of Ghana. No impairments were recorded during the year ended December 31, 2006. Refer to Note 5 – Impairment of assets.

[3] Operations and assets acquired from Ashanti in the AngloGold Ashanti Business Combination are situated in Ghana, Guinea, Tanzania and Zimbabwe and are reported under these respective business segments. During 2004, the Company disposed of its interest in the Freda-Rebecca Mine in Zimbabwe for a total consideration of $2 million, settled partly in cash and partly in shares. For more information on the Company's business segments see Note 29 – Segment and geographical information.

4.  **SIGNIFICANT ACCOUNTING POLICIES**

**Basis of presentation**: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars was in accordance with the provisions of SFAS52, "Foreign Currency Translation".

**Use of estimates:** The preparation of the financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

**Comparatives:** Comparatives have been reclassified, where necessary to comply with the current year's presentation.

The following are the accounting policies used by the Company which have been consistently applied except for the adoption of SFAS123(R), "Share-Based Payment" on January 1, 2006, the adoption of EITF Issue 04-6 "Accounting for Stripping Costs in the Mining Industry" on January 1, 2006, the adoption of SFAS158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" and the Company's change in accounting policy, retroactive to January 1, 2005, with respect to accounting for employee pension and post-retirement benefit plans.

4.1 **Consolidation**
The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct or indirect controlling interest in an entity through a subsidiary, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method and are included in other long-term assets.

The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the Company's control) are prepared for the same reporting period as the Company, using the same accounting policies, except for Rand Refinery Limited (a subsidiary of the Company) which reports on a three-month time lag. Adjustments are made to subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

4.2 **Investments in equity investees (associates and incorporated joint ventures)**
Investments in associates
An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.

Investments in incorporated joint ventures
A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more external joint venture partners under a contractual arrangement.

Investments in associates and incorporated joint ventures are accounted for using the equity method. The initial investment in these entities is recorded at cost. Post acquisition, the Company's share of profits or losses of associates and incorporated joint ventures is recognized in the income statement as equity accounted earnings. The carrying amount of investments in associates and incorporated joint ventures is adjusted to recognize all cumulative post-acquisition movements in the equity of the investment.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.2 **Investments in equity investees (associates and incorporated joint ventures)** *(continued)*

Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company's investment in those entities. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an indicated impairment exists, the carrying value of the Company's investment in those entities is written down to its fair value. The Company's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Company.

    4.3 **Foreign currency translation**

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions and balances

Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.

Group companies

The results and financial position of all group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- equity items other than profit attributable to equity shareholders are translated at the closing rate on each balance sheet date;
- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity and included within other comprehensive income.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders' equity on consolidation.

When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the ruling closing rate at each balance sheet date.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.4   **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments and are reported on a reporting segment basis using a management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief operating decision maker has determined that the Company operates primarily in the delivery of one product, namely Gold. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

4.5   **Cash and cash equivalents and restricted cash**

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.  Restricted cash is reported separately in the consolidated balance sheets for all periods presented.

4.6   **Non-marketable equity investments and debt securities**

Investments in companies in which the Company's ownership is 20 percent to 50 percent and the Company is deemed to have significant but not controlling influence are accounted for by the equity method and are included in other long-term assets.  Equity method investments including interests in incorporated mining joint ventures are reviewed for impairment in accordance with APB18, "The Equity Method of Accounting for Investments in Common Stock".  Income from such investments net of impairments is included in equity income of affiliated companies.  See Note 4.2.

Investments in non-marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.  If there is evidence that held to maturity financial assets are impaired the carrying amount of the assets is reduced and the loss recognized in the income statement.

4.7   **Marketable equity investments and debt securities**

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within other comprehensive income in the period in which they arise.  These amounts are removed from other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the provisions of SFAS115, "Accounting for Certain Investments in Debt and Equity Securities".

Marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.

4.8   **Inventories**

Inventories, including gold in process, gold on hand, uranium oxide, sulphuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulphuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore.  Supplies are valued at the lower of weighted average cost or market value.  Heap leach pad materials are measured on an average total production cost basis.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.8 **Inventories** *(continued)*

The cost of inventory is determined using the full absorption costing method for the stage of completed production. Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at December 31, 2006, $46 million was classified as short term compared with $37 million as at December 31, 2005 as the Company expects the related gold to be recovered within twelve months. The short term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory, by the expected production ounces for the next twelve months. Based on data gathered and analyzed from heap leach pad drilling results, and other studies and analysis completed, short-term heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short term portion of materials on the leach pad as at December 31, 2006. As at December 31, 2006, $149 million was classified as long term compared with $116 million as at December 31, 2005.

    4.9 **Development costs and stripping costs**
Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio was calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne was calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne were recalculated annually in the light of additional knowledge and changes in estimates. The cost of the "excess stripping" was capitalized as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs were below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne, previously capitalized costs were expensed to increase the cost up to the average. Thus, the cost of stripping in any period was reflective of the average stripping rates for the orebody as a whole.

Prior to January 1, 2006, capitalized stripping costs were included in the calculations of the impairment tests performed in accordance with the provisions of SFAS144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The practice of deferring stripping costs, had the effect of amortizing the cost of waste ore removal over the expected life of mine rather than reflecting actual waste ore removal cost incurred in each period presented. Deferred stripping costs deferred and amortized were included in production costs in the consolidated statements of income for the years ended December 31, 2004 and 2005 and deferred stripping costs were reported separately in the consolidated balance sheet as at December 31, 2005.

On January 1, 2006, the Company adopted Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". In accordance with the guidance of Issue No. 04-6, post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs are appropriate only to the extent inventory exists at the end of a reporting period.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
    4.9 **Development costs and stripping costs** *(continued)*

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $73 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $29 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million.  Adoption of the new guidance had no impact on the Company's cash position or net cash from operations.

    4.10 **Depreciation, depletion and amortization**
*Mine development costs, mine plant facilities and other fixed assets*
Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalized during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any of the mine development costs, mine plant facilities and other fixed assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies, to expand the capacity of a mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable mineral resources at cost at acquisition date.

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves.  Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves.  Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc and ore reserve development are depleted using proven and probable reserves applicable to that specific area.  When an area is vacated and there is no longer an intention to mine in that area due to a change in mine plans, all costs that have not been depleted are written off.

Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
- vehicles up to five years; and
- computer equipment up to three years.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
       4.10 **Depreciation, depletion and amortization** *(continued)*

*Acquired properties*

Acquired properties are carried at amortized cost.  Purchased undeveloped mineral interests are acquired mineral rights and, in accordance with Financial Accounting Standards Board Staff Position FSP141/142-1, are recorded as tangible assets as part of acquired properties.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination.  "Brownfield" stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure.  "Greenfield" stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine's infrastructure.  The Company's mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established.  The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held for use assets in accordance with the Company's asset impairment accounting policy. See Note 4.13.

4.11 **Mining costs**

Mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

4.12 **Goodwill and intangible assets**
*Goodwill*

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proven and probable, acquired properties and other net assets is recognized as goodwill.

Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing.

Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to incorporated joint ventures and associates is included within the carrying value of the investment in incorporated joint ventures and associates and tested for impairment when indicators exist.  See Note 4.2.

*Royalty rate and tax rate concessions*
Royalty rate and tax rate concessions with the Government of Ghana were capitalized at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate and tax rate concessions were assessed to have a finite life and are amortized under a straight-line method over a period of 15 years, the period over which the concession runs. The related amortization expense is charged through the income statement. These intangible assets are also tested for impairment where there is an indicator of impairment.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.13 **Asset impairment**

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company's financial position and results of operations. Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows, adjusted for asset specific and country risks. A low gold price market, if sustained for an extended period of time, may result in asset impairments. In addition, an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount. Once recognized an impairment loss is never reversed.

An individual operating mine is not a typical "going-concern" business because of the finite life of its reserves. The allocation of goodwill to an individual operating mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of SFAS142, the Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

4.14 **Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

4.15 **Leased assets**

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

4.16 **Provisions**

Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.17 **Taxation**
Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced by a valuation allowance to the extent that it is more likely than not that sufficient future taxable profit will not be available to allow all or part of the deferred taxation asset to be utilized.

A deferred taxation liability is recognized for all taxable temporary differences if it is more likely than not that the temporary difference will reverse in the foreseeable future.

Deferred taxation assets and liabilities are measured at statutory tax rates, which have been enacted at the balance sheet date. See Note 4.22.

Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable enacted statutory rate.

4.18 **Asset retirement obligations and rehabilitation costs**
The Company accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations (AROs)" ("SFAS143").

In accordance with the provisions of SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation is operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Rehabilitation costs and related liabilities are based on the Company's interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

4.19 **Product sales**
Revenue from product sales is recognized when:
- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

The sales price, net of any taxes, is fixed on either the terms of gold sales contracts or the gold spot price. Revenue is only recognized once the product has reached the level of refinement specified in the sales contract.

### 4.20 Financial instruments

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables.  Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to the contractual arrangements.  The subsequent measurement of derivative instruments is dealt with below.

*Derivatives*

The Company accounts for derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS133") as amended.

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of AngloGold Ashanti's production into the spot market, and are classified as cash flow hedges under SFAS133.  Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, changes in fair value of the hedging instruments, to the extent effective, are deferred in other comprehensive income and reclassified to earnings as product sales when the hedged transaction occurs.  The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in SFAS133, are recorded at their fair market value, with changes in value at each reporting period being recorded in earnings as gains or losses on derivatives.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities.  All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement.  Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities.  All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.  These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities.  This designation is reviewed at least quarterly, or as borrowing and investment levels change.  The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses that are being hedged.

### 4.21 Employee benefits

*Pension obligations*

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by annual actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued*)
4.21 **Employee benefits** *(continued)*

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses.  See Note 2.

The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

*Other post-employment benefit obligations*
Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise.  See Note 2.

*Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

4.22 **Deferred taxation**
The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward.  A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

4.23 **Dividends paid**
Dividends paid are recognized when declared by the board of directors.  Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis.  Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations.  Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies.  Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders' equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.24 **Earnings per share**

Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with SFAS 128, "Earnings per Share", using the two class method. Under the provisions of SFAS 128, basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, and in accordance with EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128", the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the Company assume the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.

4.25 **Exploration and evaluation costs**

The Company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalized as a mine development cost.

- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost.

Costs relating to property acquisitions are capitalized within development costs.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*
      4.25 **Exploration and evaluation costs** *(continued)*

      a.    There is a probable future benefit;
      b.    AngloGold Ashanti can obtain the benefit and control access to it; and
      c.    The transaction or event giving rise to it has already occurred.

We understand that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

|  | 2004 | 2005 | 2006 |
|---|---|---|---|
| Net income (US$ millions) | 7 | 13 | 12 |
| Earnings per share [1] (US$ cents) | 3 | 5 | 5 |
| Retained income – January 1 (US$ millions) | 27 | 34 | 47 |
| Retained income – December 31 (US$ millions) | 34 | 47 | 59 |

[1]    Impact per basic and diluted earnings per common share.

4.26 **Stock-based compensation plans**
The Company's management awards certain employees stock options on a discretionary basis.

The fair value of the stock-based payments is calculated at grant date using an appropriate model. For equity settled stock-based payments, the fair value is determined using a Black-Scholes method and expensed on a straight-line basis over the vesting period based on the group's estimate of shares that will eventually vest.

Option schemes which include non-market vesting conditions have been calculated using the Black-Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions. All other stock-based payments fair values are determined by reference to the goods or services received.

For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to common stock (nominal value) and Additional paid in capital when the options are exercised.

Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations", as permitted by SFAS123.

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method.  See Note 2.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*
4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.27 **Recent pronouncements**

On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48").

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS109, "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification, recognition of interest and penalties, accounting in interim periods and disclosure rules relating to tax positions in the financial statements.

This interpretation is effective for fiscal years beginning after December 15, 2006, and the Company has adopted this interpretation in the first quarter of 2007. The Company is in the process of assessing the impact of adopting FIN 48 on the results of operations and financial position. The cumulative effect, if any, will be reported as an adjustment to the opening balance of retained earnings for the 2007 fiscal year.

On September 8, 2006, the FASB has issued FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSPAIR-1").

FSPAIR-1 eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines and the guidance is applicable to entities in all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral.

The effective date of FSPAIR-1 is an entity's first fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity's fiscal year. The guidance in FSPAIR-1 should be applied retrospectively, unless it is impracticable to do so. FSPAIR-1 provides additional details on the subject of transition and the disclosures required upon adoption of the FSP. Of the three methods of accounting for planned major maintenance allowed by FSPAIR-1, the Company will adopt the built-in overhaul method from January 1, 2007. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. The Company does not expect the adoption of this standard to have a material impact on its earnings and financial position.

On September 13, 2006, the SEC staff published Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108").

SAB 108 (SAB Topic 1.N) addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. In addition, SAB 108 offers a special "one-time" transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. During 2006, the Company quantified and adjusted for certain errors previously considered not to be material as discussed in Note 2.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

4. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    4.27 **Recent pronouncements** *(continued)*

On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS157").

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

On September 29, 2006 the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS158").

SFAS158 represents the completion of the first phase in the FASB's post-retirement benefits accounting project and requires an entity to:

- recognize in its statement of financial position an asset for a defined benefit post-retirement plan's overfunded status or a liability for a plan's underfunded status;
- measure a defined benefit post-retirement plan's assets and obligations that determine its funded status as of the same day of the employer's fiscal year-end statement of financial position;
- recognize as a component of accumulated other comprehensive income, net of tax, amounts accumulated at the date of adoption due to delayed recognition of actuarial gains and losses, prior service costs and credits, and transition assets and obligations; and
- expand the disclosure requirements of SFAS132(R) to include disclosure of additional information in the notes to financial statements about certain effects on net periodic benefit cost in the next fiscal year that arise from delayed recognition of actuarial gains or losses, prior service costs or credits and unrecognized transition asset and obligations.

SFAS158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with post-retirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit post-retirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of the recognition and disclosure requirements of SFAS158 which are effective for fiscal years ending after December 15, 2006, did not have a material impact on the Company's earnings and financial position as the Company changed its accounting policy during the second quarter of 2005, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. See Note 2. The Company is currently considering processes to meet the measurement requirements of SFAS158.

On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115" ("SFAS159").

SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

4.    **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

4.27 **Recent pronouncements** *(continued)*

The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

- may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;
- is irrevocable (unless a new election date occurs); and
- is applied only to entire instruments and not to portions of instruments.

SFAS159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, "Fair Value Measurements". No entity is permitted to apply SFAS159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of SFAS159 but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

5.    **COSTS AND EXPENSES**

**Employment Severance Costs**

Total employee severance costs amounted to $22 million for 2006 (2005: $26 million, 2004: $7 million) and were due to retrenchments in the South Africa region reflecting mainly downsizing and rationalization of operations in 2004 (at Great Noligwa and TauTona) and in 2005 (at Great Noligwa, Kopanang, Savuka, TauTona and Mponeng). Employee severance costs recorded in 2006 included retrenchment costs of $7 million in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, TauTona and Mponeng) and $15 million in Ghana (at Obuasi) due to a planned reduction in workforce.

**Interest Expense**

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Finance costs on bank loans and overdrafts | 20 | 21 | 11 |
| Finance costs on corporate bond[1] | 32 | 34 | 33 |
| Finance costs on convertible bond[2] | 26 | 27 | 23 |
| Capital lease charges | 2 | 2 | 2 |
| Discounting of non-current trade and other debtors | 4 | - | - |
| Other | 3 | 12 | 9 |
|  | 87 | 96 | 78 |
| Less : Amounts capitalized[3] | (10) | (16) | (11) |
|  | 77 | 80 | 67 |

[1]    On August 21, 2003 AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million). Refer to Note 20.

[2]    On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti. Refer to Note 20.

[3]    Interest capitalized on qualifying assets. Refer to Note 12.

5.   **COSTS AND EXPENSES** *(continued)*

### Impairment of Assets

The impairment loss in respect of reporting units arose from the declining values of the remaining ore reserves and is based on the estimated remaining cashflows computed at a discount. The impairment is made up as follows:

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| **Australia** | | | |
| Impairment of various mining assets and mineral rights based on net realizable value | - | - | 1 |
| **Ghana** | | | |
| Impairment of Bibiani mine following an assessment and reduction in life of mine based on fair value | - | 37 | - |
| Impairment of goodwill held in Bibiani.  Refer to Note 3. | - | 4 | - |
| Impairment of tax rate concession agreements.  Refer to Note 14. | - | 20 | - |
| **South Africa** | | | |
| Impairment of Goedgenoeg drilling and 1650 level decline drilling based on fair value | - | 2 | - |
| Impairment of East of Bank Dyke at TauTona access development based on fair value | - | 4 | - |
| Impairment of Western Ultra Deep Levels based on fair value | - | 74 | - |
| Impairment of goodwill held in Gold Avenue, a subsidiary. | - | - | 2 |
| **Other** | | | |
| Impairment and write-off of various minor tangible assets and equipment | 6 | - | - |
| | 6 | 141 | 3 |

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. The carrying value of the related asset is compared to its fair value.

The following estimates and assumptions were used by management when reviewing long-lived assets for impairments:

▪ the forward gold price curve for the first 10 years, where a forward gold market and quoted prices exist (starting point based on a 30-day average during the fourth-quarter of 2006 - $630/oz; (2005 - $505/oz).  Thereafter, the estimated future gold price has been increased by 2.25% (2005: 2.25%) per annum over the remaining life of the mines.  These prices have been adjusted for the effects of including the normal sale forward contracts to arrive at an average received price across all of the reporting units.  Previously, the normal sale forward contracts were allocated to each reporting unit, based on the then prevailing contractual relationship with hedge counterparts. Following the removal of certain hedge counterpart restrictions and the granting of group level guarantees during 2006, the Company has applied an average received gold price across all reporting units.  The use of this approach has had a consequential impact on the fair value of the reporting units.

Annual life of mine plans which take into account the following:
▪ Proven and Probable Ore Reserves as well as value beyond proven and probable reserves.  For these purposes Proven and Probable Ore Reserves of approximately 66 million ounces (including joint ventures) as at December 31, 2006 were determined assuming a three year historical average gold price of $550 per ounce, A$724 per ounce in Australia and R132,622 per kilogram in South Africa;
▪ a real pre-tax discount rate adjusted for country risk and project risk for cash flows relating to mines not yet in commercial production and deep level mining projects based on the discount rate applicable to the long-term dollar market rates;
▪ foreign currency cash flows are translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
▪ cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
▪ variable operating cash flows are increased at local Consumer Price Index (CPI) rates.

5.    **COSTS AND EXPENSES** *(continued)*

Real pre-tax discount rates applied in impairment calculations on assets which had impairment indicators or on reporting units with significant assigned goodwill are as follows:

|  | Percentage |
|---|---|
| South Africa[1] | 6.3 to 7.4 |
| Ghana[2] | 5.9 to 7.9 |
| Australia | 5.4 to 5.9 |
| Tanzania | 7.1 |

[1]   *As the Company did not have the intention to mine and no future cash flows were expected from the Western Ultra Deep Levels area (in South Africa), an impairment loss of $74 million was recorded during 2005.*
[2]   *Based on a pre-tax discount rate of 6.5 percent in Ghana (at Bibiani) the estimated fair value amount did not support the carrying values and as a result, an impairment loss of $37 million on mining assets and $4 million on assigned goodwill was recorded during 2005. Refer to Note 3.*

The Company reviews and tests the carrying value of long-lived assets, including goodwill, when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets.  For long-lived assets other than goodwill, if the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset group, the long-lived asset group is not recoverable and the fair value should be determined.  An impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Goodwill is tested for impairment on an annual basis. Expected future cash flows used to determine the fair value of goodwill and long-lived assets are inherently uncertain and could materially change over time.  They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and forward gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. The factors affecting the estimates include:

▪   changes in Proved and Probable Ore Reserves as well as value beyond proven and probable reserves;
▪   the grade of Ore Reserves as well as value beyond proven and probable reserves may vary significantly from time to time;
▪   differences between actual commodity prices and commodity price assumptions;
▪   unforeseen operational issues at mine sites; and
▪   changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

Based on analysis, the carrying value and estimated fair values (on a discounted basis) of reporting units that are most sensitive to gold price, ounces, costs and discount rate assumptions are:

|  | As at December 31, 2006 | |
|---|---|---|
|  | Carrying amount (including goodwill) | Estimated fair value (discounted) |
|  | $ | $ |
| **South Africa** | | |
| Tau Lekoa | 124 | 126 |
| **Ghana** | | |
| Obuasi | 1,305 | 1,580 |

Should any of the assumptions used change adversely and the impact is not mitigated by a change in other factors, this could result in an impairment of the above assets.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

5.    **COSTS AND EXPENSES** *(continued)*

It is impracticable to disclose the extent of the possible effects of changes in the assumptions for the future gold price and hence life of mine plans at December 31, 2006 because these assumptions and others used in impairment testing of long-lived assets and goodwill are inextricably linked. In addition, for those operations with a functional currency other than the dollar, movements in the dollar exchange rate will also be a critical factor in determining the life of mine and production plans.

Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and long-lived assets could require a material adjustment to the carrying amounts disclosed at December 31, 2006.

**Asset Retirement Obligations**

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

|  | (in US Dollars, millions) |
|---|---|
| The following is a reconciliation of the total liabilities for asset retirement obligations: | |
| Balance as at December 31, 2005 | 325 |
| Impact of acquisitions and disposals | (5) |
| Liabilities settled | (12) |
| Accretion expense | 13 |
| Change in assumptions | - [1] |
| Translation | (11) |
| Balance as at December 31, 2006 | 310 |

[1]    *Revisions relate to changes in laws and regulations governing the protection of the environment and factors relative to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.*

These liabilities mainly relate to obligations at the Company's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company's consolidated balance sheets for all periods presented. As at December 31, 2006 and 2005 the balances held in the trust and bond (cash and investments) amounted to $91 million and $93 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at December 31, 2006.

**Operating Lease Charges**

Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.

Operating leases for plant and machinery are in terms of contracts entered with mining contractors to undertake mining at certain operations. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine and allow a right of first refusal on the purchase of the mining equipment in the case of termination of the contract. Certain contracts include the provision of penalties payable on early exiting or cancellation.

5.  **COSTS AND EXPENSES** *(continued)*

### Rental Expense[1]

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Comprising of: | | | |
| Minimum rentals | 40 | 44 | 40 |
| Contingent rentals | - | - | - |
| Sublease rentals | - | - | - |
|  | 40 | 44 | 40 |

[1] Included in production costs for each period presented.

| Future minimum rental payments are: | |
|---|---|
| 2007 | 16 |
| 2008 | 4 |
| 2009 | 1 |
| 2010 | 1 |
| 2011 | 1 |
| Thereafter | 1 |
|  | 24 |

### Profit on Sale of Assets, Loans and Indirect Taxes

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Profit on the sale of Mitchell Plateau and Cape Bougainville | - | (1) | - |
| Profit on disposal of Union Reefs Gold Mine[1] | - | - | (2) |
| Profit on disposal of Western Tanami assets[2] | - | - | (3) |
| Profit on disposal of Tanami Gold Mine | - | - | (3) |
| Profit on disposal of land, mineral rights and exploration properties[5] | (48) | (2) | (6) |
| Recovery of loans previously written off [3] | (14) | - | - |
| Non-recoverable value added state tax[4] | 9 | - | - |
| Reassessment of indirect taxes payable in Guinea | (3) | - | - |
| Reassessment of indirect taxes payable in Tanzania | 20 | - | - |
|  | (36) | (3) | (14) |

[1]   The sale of Union Reefs Mine to the Burnside Joint Venture was announced on August 5, 2004.
[2]   The sale of the Western Tanami Project to Tanami Gold NL was announced on January 20, 2004.
[3]   Relates mainly to loans previously expensed as exploration costs as part of funding provided to the Yatela Joint Venture. The Yatela Joint Venture is accounted for under the equity method. Refer to Note 15.
[4]   Represents the write-off of value added state tax of $7 million at Serra Grande and $2 million (at AngloGold Ashanti Brasil Mineração) not expected to be recovered from the Brazilian Government.
[5]   Refers to the disposal of land, mineral rights and exploration properties situated in Brazil, Ghana and North America.

### Mining Contractor Termination Costs

Mining contractor termination costs of $9 million (before taxation of $3 million) recorded in 2005 (2004: $nil million) related to contractor termination costs at Geita, in Tanzania, on the transition to owner mining completed in early August 2005.  No mining contractor termination costs were recorded in 2006.

### Other operating costs and expenses

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Comprising of: | | | |
| Provision for loss on future deliveries of other commodities | 15 | (5) | 8 |
| Unrealized loss on other commodity physical borrowings | 1 | 14 | - |
|  | 16 | 9 | 8 |

### Ore Reserve Development Expenditure

The Company has reassessed the useful life of on-reef Ore Reserve development expenditure with effect from January 1, 2004.  The effect of this change in estimate on the results for 2004 was as follows:

|  | Year ended December 31, 2004 | | |
|---|---|---|---|
| (in millions, except per share data) | Impact $ | Per basic common share (cents) | Per diluted common share[1] (cents) |
| Income before income tax provision | 54 | 21 | 21 |
| Taxation | (19) | (8) | (8) |
| Net income | 35 | 13 | 13 |

[1]   The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

6. **RELATED PARTY TRANSACTIONS**

On October 26, 2005 Anglo American plc (AA plc) announced that it intended to reduce its shareholding in the Company, while still intending to remain a significant shareholder in the medium term. During April 2006, AA plc reduced its shareholding in the Company to less than 50 percent interest held, as the result of the sale in a public offering, of some of its shares held in the Company. Refer to Note 20. As at December 31, 2006 AA plc and its subsidiaries held an effective 41.67 percent (2005: 50.88 percent) interest in AngloGold Ashanti. The Company had the following transactions with related parties during the years ended December 31, 2006, 2005 and 2004:

| (in millions) | December 31, 2006 | | December 31, 2005 | | December 31, 2004 |
| --- | --- | --- | --- | --- | --- |
| | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ | Purchases (by)/from related party $ | Amounts owed to/(by) related party $ | Purchases (by)/from related party $ |
| Related party transactions with significant shareholder AA plc | 1 | - | 5 | 1 | 5 |
| Related party transactions with subsidiaries of AA plc[1] | | | | | |
| Boart Longyear Limited – mining services[2] | - | - | 5 | - | 9 |
| Mondi Limited – forestry | 5 | - | 16 | 2 | 16 |
| Scaw Metals – A division of Anglo Operations Limited – steel and engineering | 1 | - | 6 | 1 | 5 |
| Haggie Steel Wire Rope Operations[3] | 1 | - | 8 | 1 | 9 |
| Anglo Coal – a division of Anglo Operations Limited | - | - | 1 | - | 1 |
| | 8 | - | 41 | 5 | 45 |
| Related party transactions of equity accounted joint ventures | | | | | |
| Societe d'Exploitation des Mines d'Or de Sadiola S.A. | (2) | (1) | - | - | 1 |
| Societe d'Exploitation des Mines d'Or de Yatela S.A. | (1) | - | - | - | 1 |
| Societe des Mines de Morila S.A. | (2) | - | (2) | - | (1) |

[1] Transactions to April 2006.
[2] AA plc sold their interest in Boart Longyear Limited with effect from July 29, 2005.
[3] Previously included in Scaw Metals – A division of Anglo Operations Limited.

Amounts owed to related parties are unsecured, non-interest bearing and normally settled within sixty days.

In connection with the relocation of Roberto Carvalho Silva, an executive director of the Company since 2005, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company's subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. As at December 31, 2006, BRL728,580 ($340,458) of the purchase price remained to be paid to the Company's subsidiary, with BRL657,717 ($341,352) remaining to be paid as at June 20, 2007. At present, the installment payments are up-to-date. Mr Carvalho Silva and the Company have agreed that the remaining balance of the purchase price of the house will be paid by Mr Carvalho Silva as soon as reasonably practicable and in any event no later than August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The total amount paid by the Company's subsidiary to this company in respect of such services during the years were: 2006: BRL903,465 ($414,433); 2004: BRL3,944 ($1,351); 2005: BRL311,923 ($127,837); and BRL634,023 ($329,055) has been paid to date in 2007. The Company is currently reviewing its relationship with this service provider and the contracts under which such services are provided.

7. **TAXATION**

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change was derived from the following jurisdictions: |  |  |  |
| South Africa | 79 | (179) | (97) |
| Argentina | 40 | 30 | 24 |
| Australia | 106 | 66 | 39 |
| Brazil | 114 | 81 | 102 |
| Ghana | (128) | (139) | (39) |
| Guinea | (53) | (18) | (28) |
| Mali | 6 | - | - |
| Namibia | 18 | 11 | 2 |
| Tanzania | (213) | (86) | 3 |
| USA | (23) | (37) | (8) |
| Zimbabwe | - | - | - |
| Other, including Corporate and Non-gold producing subsidiaries | (42) | (92) | (23) |
|  | (96) | (363) | (25) |
| Charge/(benefit) for income taxes attributable to continuing operations is as follows: |  |  |  |
| **Current:** |  |  |  |
| South Africa[1] | 66 | 40 | 44 |
| Argentina | 13 | - | (1) |
| Australia | 25 | 6 | 2 |
| Brazil[2] | 38 | 23 | 15 |
| Ghana | 5 | - | - |
| Guinea | - | - | - |
| Mali | 2 | - | - |
| Namibia | 4 | - | - |
| Tanzania | 1 | - | 2 |
| USA | - | (1) | - |
| Zimbabwe | - | - | - |
| Other | 2 | 2 | 6 |
| Total current | 156 | 70 | 68 |

[1] Charges for current tax in 2006, 2005 and 2004 included an increase in provision in respect of estimated tax payable amounting to $1 million, $40 million and $40 million, respectively, as a result of the receipt of tax assessments for the years ended December 31, 1998, 1999, 2000 and 2001.

[2] Charges for current tax in 2005 included $13 million relating to tax obligations as a result of a change in interpretation of legislation made by the Brazilian Superior Justice Court.

| **Deferred:** | 2006 | 2005 | 2004 |
|---|---|---|---|
| South Africa[1] | 16 | (95) | (201) |
| Argentina | 2 | 10 | 10 |
| Australia | 4 | 10 | 5 |
| Brazil | (4) | 3 | 1 |
| Ghana[2] | (39) | (110) | (11) |
| Guinea | 2 | 2 | (1) |
| Mali | - | - | - |
| Namibia | 3 | 4 | - |
| Tanzania | (20) | (12) | - |
| USA[3] | - | - | - |
| Zimbabwe | - | - | - |
| Other | 2 | (3) | (3) |
| Total deferred | (34) | (191) | (200) |
| Total income and mining tax expense/(benefit) | 122 | (121) | (132) |

7.   **TAXATION** *(continued)*

(1)   Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from mining operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate. During 2004, the estimated deferred taxation rate was revised to reflect the future anticipated taxation rate at the time temporary differences reverse and deferred taxation was provided at a rate of 38 percent for temporary differences relating to mining operations.  During 2005 and 2006, deferred taxation was provided at a future anticipated taxation rate of 38 percent and 37 percent, respectively.  In addition, charges for deferred taxation in 2005 included tax benefits of $13 million resulting from changes in enacted statutory tax rates.  There were no changes in the statutory tax rates for 2006.

The effect of the change in estimates on the results for 2006, 2005 and 2004 were as follows:

| | Year ended December 31, 2006 | | |
| --- | --- | --- | --- |
| | Impact<br>$ | Per basic<br>common share[a]<br>(cents) | Per diluted<br>common share[a][b]<br>(cents) |
| Income before extraordinary items | 65 | 24 | 24 |
| Extraordinary items | - | - | - |
| Net income | 65 | 24 | 24 |

[a]   Per basic and diluted ordinary and E ordinary shares.
[b]   The calculation of diluted earnings per common share for 2006 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 854,643 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

| | Year ended December 31, 2005 | | |
| --- | --- | --- | --- |
| | Impact<br>$ | Per basic<br>common share<br>(cents) | Per diluted<br>common share[a]<br>(cents) |
| Income before extraordinary items | 20 | 8 | 8 |
| Extraordinary items | - | - | - |
| Net income | 20 | 8 | 8 |

[a]   The calculation of diluted earnings per common share for 2005 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds and 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

| | Year ended December 31, 2004 | | |
| --- | --- | --- | --- |
| | Impact<br>$ | Per basic<br>common share<br>(cents) | Per diluted<br>common share[a]<br>(cents) |
| Income before extraordinary items | 158 | 63 | 63 |
| Extraordinary items | - | - | - |
| Net income | 158 | 63 | 63 |

[a]   The calculation of diluted earnings per common share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

| | 2006<br>$ | 2005<br>$ | 2004<br>$ |
| --- | --- | --- | --- |

(2)   Charges for deferred taxation in 2006 included tax benefits of $21 million resulting from an extension of tax losses granted by the Ghanaian Taxation Authorities which would have been forfeited during the current year. During 2005 tax benefits of $94 million resulted from changes in enacted statutory tax rates and is net of valuation allowances of $4 million (2004: $nil million).
(3)   Net of valuation allowances of $12 million (2005: $2 million, 2004: negative $6 million).

The unutilized tax losses of the North American operations which are available for offset against future profits earned in the United States of America, amount to $277 million (2005: $198 million, 2004: $192 million).

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

7.  **TAXATION** *(continued)*

The unutilized tax losses of the Ghanaian operation, acquired as part of the AngloGold Ashanti Business Combination, which are available for offset against future profits earned in this country, amount to $nil million (2005: $146 million, 2004: $132 million).

|  | 2006 $ |
|---|---|
| **Analysis of tax losses** | |
| Assessed losses utilized during the year | 64 |
| Unutilized tax losses remaining to be used against future profits can be split into the following periods: | |
| Utilization required within one year | - |
| Utilization required within one and two years | - |
| Utilization required within two and five years | - |
| Utilization in excess of five years | 277 |
|  | 277 |

|  | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
|  | **Amount** | **%** | **Amount** | **%** | **Amount** | **%** |
| Reconciliation between corporate income tax and statutory income tax is as follows: | | | | | | |
| Corporate income tax at statutory rates | (36) | 37 | (134) | 37 | (10) | 38 |
| Formula variation in mining taxation rate for current period | (2) | 2 | (4) | 1 | (28) | 112 |
| Disallowable expenditure[1] | 127 | (132) | 30 | (8) | 40 | (160) |
| Effect of income tax rates of other countries | (38) | 40 | 115 | (32) | 18 | (72) |
| Impact of change in estimated deferred taxation rate | 65 | (68) | (127) | 35 | (158) | 632 |
| Other, net | 6 | (6) | (1) | - | 6 | (22) |
| Total income and mining tax expense/(benefit) | 122 | (127) | (121) | 33 | (132) | 528 |

[1] *Disallowable expenditure includes the impact of different tax rates applied to assets that are impaired.*

|  | 2006 $ | 2005 $ |
|---|---|---|
| Deferred taxation liabilities and assets on the balance sheet as of December 31, 2006 and 2005, relate to the following: | | |
| Deferred taxation liabilities: | | |
| Depreciation, depletion and amortization | 1,638 | 1,579 |
| Product inventory not taxed | 3 | 18 |
| Derivatives | 19 | 30 |
| Other comprehensive income deferred taxation | 72 | - |
| Other | 23 | 38 |
| Total | 1,755 | 1,665 |
| Deferred taxation assets: | | |
| Provisions, including rehabilitation accruals | (171) | (140) |
| Derivatives | (175) | (72) |
| Other comprehensive income deferred taxation | (155) | (101) |
| Other | (23) | (17) |
| Tax loss carry forwards | (257) | (244) |
| Total | (781) | (574) |
| Less: Valuation allowances | 97 | 112 |
| Total | (684) | (462) |
| Disclosed as follows: | | |
| Long-term portion deferred taxation assets | 39 | 41 |
| Short-term portion classified as other current assets | 167 | - |
| Long-term portion deferred taxation liabilities | 1,275 | 1,152 |
| Short-term portion classified as other current liabilities.  Refer to Note 17. | 2 | 92 |

7.  **TAXATION** *(continued)*

The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2006, the Company had unredeemed capital expenditure, in South Africa of $8 million, on which deferred tax has been provided at the future anticipated tax rate of 37 percent, which is available for deduction against future taxable mining income. This future deduction is utilizable against taxable mining income generated only from the Company's current mining operations and does not expire unless the Company ceases to operate for a period of longer than one year.

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will not be distributed as a dividend in the foreseeable future. The distribution of these undistributed earnings of $955 million (2005: $763 million, 2004: $840 million) by these entities would result in income and foreign withholding taxes of approximately $353 million (2005: $282 million, 2004: $319 million).

**Analysis of Valuation Allowances**

The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

| | Balance at beginning of period $ | Charged to costs and expenses $ | Deductions $ | Balance at end of period $ |
|---|---|---|---|---|
| Year ended December 31, 2006 | | | | |
| - Valuation allowance | 112 | 22 | (37) | 97 |
| Year ended December 31, 2005 | | | | |
| - Valuation allowance | 113 | 19 | (20) | 112 |
| Year ended December 31, 2004 | | | | |
| - Valuation allowance | 86 | 45 | (18) | 113 |

8.  **DISCONTINUED OPERATIONS**

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life and the assets are no longer in use. After a detailed investigation of several options and scenarios, and based on management's decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The Company has reclassified the income statement results from the historical presentation to profit/(loss) from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the years ended December 31, 2006, 2005 and 2004, are summarized as follows:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | **2005** | | **2004** | |
| | $ | Per share [1][2] (cents) | $ | Per share [2] (cents) | $ | Per share [2] (cents) |
| Revenue | 4 | 1 | 18 | 7 | 87 | 35 |
| Costs, expenses and recoveries | 2 | 1 | (62) | (24) | (98) | (39) |
| Pre-tax profit/(loss) | 6 | 2 | (44) | (17) | (11) | (4) |
| Taxation | - | - | - | - | - | - |
| Net profit/(loss) attributable to discontinued operations | 6 | 2 | (44) | (17) | (11) | (4) |

[1]  Per basic and diluted ordinary and E ordinary shares.
[2]  Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2006, 2005 and 2004 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for 2005 and 2006 did not assume the effect of 601,315 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| **9. (LOSS)/EARNINGS PER COMMON SHARE** | | | |
| The following table sets forth the computation of basic and diluted (loss)/earnings per share (in millions, except per share data): | | | |
| Numerator | | | |
| (Loss)/income before cumulative effect of accounting change | (142) | (270) | 97 |
| Cumulative effect of accounting change | - | (22) | - |
| Net (loss)/income | (142) | (292) | 97 |
| Less Dividends: | | | |
| Ordinary shares | 107 | 149 | 179 |
| E Ordinary shares | - | - | - |
| Undistributed losses | (249) | (441) | (82) |
| Ordinary shares undistributed losses | (249) | (441) | (82) |
| E Ordinary shares undistributed losses[1] | - | - | - |
| Total undistributed losses | (249) | (441) | (82) |
| Denominator for basic (loss)/earnings per ordinary share | | | |
| Ordinary shares | 272,214,937 | 264,230,586 | 251,170,130 |
| Time related options[2] | 398,326 | 405,048 | 182,422 |
| Weighted average number of ordinary shares | 272,613,263 | 264,635,634 | 251,352,552 |
| Effect of dilutive potential ordinary shares | | | |
| Dilutive potential of stock incentive options[3] | - | - | 695,749 |
| Dilutive potential of convertible bonds[4] | - | - | - |
| Dilutive potential of E Ordinary shares | 24,220 | - | - |
| Denominator for diluted (loss)/earnings per share – adjusted weighted average number of ordinary shares and assumed conversions | 272,637,483 | 264,635,634 | 252,048,301 |
| Weighted average number of E Ordinary shares used in calculation of basic and diluted earning per E Ordinary share | 194,954 | - | - |
| (Loss)/earnings per share (cents) | | | |
| Before cumulative effect of accounting changes | | | |
| Ordinary shares | (52) | (102) | 39 |
| E Ordinary shares | (91) | - | - |
| Ordinary shares – diluted | (52) | (102) | 38 |
| E Ordinary shares – diluted | (91) | - | - |
| Cumulative effect of accounting changes | | | |
| Ordinary shares | - | (8) | - |
| E Ordinary shares | - | - | - |
| Ordinary shares – diluted | - | (8) | - |
| E Ordinary shares – diluted | - | - | - |
| Net (loss)/income | | | |
| Ordinary shares | (52) | (110) | 39 |
| E Ordinary shares | (91) | - | - |
| Ordinary shares – diluted | (52) | (110) | 38 |
| E Ordinary shares – diluted | (91) | - | - |

[1] Rounded to zero.
[2] Compensation awards are included in the calculation of basic (loss)/earnings per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
[3] The calculation of diluted (loss)/earnings per common share for 2005 and 2006 did not assume the effect of 601,315 and 854,643 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
[4] The calculation of diluted (loss)/earnings per common share for 2006, 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

|  | 2006 $ | 2005 $ |
|---|---|---|
| **10. RESTRICTED CASH** | | |
| Cash classified as restricted for use comprise of the following: | | |
| Cash restricted by the prudential solvency requirements | 2 | 3 |
| Cash balances held by the Environmental Rehabilitation Trust Fund | 5 | - |
| Cash balances held by the Boddington expansion | 3 | - |
| The Company was restricted from utilizing available funds in Geita Management Company Limited, up to a maximum of $25 million in respect of outstanding hedges[1] | - | 4 |
| Other | 1 | 1 |
| | 11 | 8 |

[1] Restrictions lifted by counterparts during 2006.

**11. INVENTORIES**

**Short-term:**

|  | 2006 | 2005 |
|---|---|---|
| Gold in process | 111 | 93 |
| Gold on hand | 37 | 10 |
| Ore stockpiles | 84 | 47 |
| Uranium oxide and sulphuric acid | 6 | 14 |
| Supplies | 162 | 133 |
| | 400 | 297 |
| Less: Heap leach inventory[1] | (46) | (37) |
| | 354 | 260 |

[1] Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

**Long-term:**

|  | 2006 | 2005 |
|---|---|---|
| Gold in process | 149 | 116 |
| Ore stockpiles | 66 | 30 |
| Supplies | 2 | 2 |
| | 217 | 148 |
| Less: Heap leach inventory[1] | (149) | (116) |
| | 68 | 32 |

[1] Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

The Company recorded aggregate write-downs of $2 million, $nil million and $nil million for the years ended December 31, 2006, 2005 and 2004, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-downs for 2006 are included in production costs.

**12. PROPERTY, PLANT AND EQUIPMENT, NET**

|  | 2006 | 2005 |
|---|---|---|
| Mine development[1] | 4,633 | 4,322 |
| Mine infrastructure | 2,293 | 2,050 |
| Mineral rights and other | 1,058 | 1,095 |
| Land | 26 | 27 |
| | 8,010 | 7,494 |
| Accumulated depreciation, depletion and amortization | (3,033) | (2,572) |
| Net book value December 31, | 4,977 | 4,922 |

[1] Includes interest capitalized of $10 million (2005: $16 million). Refer to Note 5.

Mining assets with a net book value of $6 million (2005: $8 million) are encumbered by project finance. Refer to Note 20.

12. **PROPERTY, PLANT AND EQUIPMENT, NET** *(continued)*

**DEFERRED STRIPPING**

Prior to January 1, 2006, stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping) as part of mining assets.

As described in Note 2 the Company adopted EITF Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" on January 1, 2006.

| | As at December 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **(in millions)** | **$** | **$** |
| Movements in the deferred stripping costs balance were as follows: | | |
| Opening balance | 105 | 69 |
| Cumulative effect adjustment | (105) | - |
| Amount deferred | - | 28 |
| Translation | - | 8 |
| Closing balance | - | 105 |

Production costs for the years ended December 31, 2005 and 2004 as disclosed in the consolidated statements of income, would have increased by $28 million and $28 million, respectively, if stripping costs were expensed rather than capitalized in these periods.

Prior to January 1, 2006, the full amount of stripping costs incurred during the production phase were not expensed until the end of the life of the respective mines.

Total stripping costs (net of amortization) included in production costs in the consolidated statements of income for the periods ended December 31, 2005 and 2004 amounted to $203 million and $98 million, respectively.

Total stripping costs included in production costs in the consolidated statements of income for the year ended December 31, 2006 amounts to $227 million.

| | 2006 | 2005 |
| --- | --- | --- |
| | **$** | **$** |
| 13. **ACQUIRED PROPERTIES, NET** | | |
| Acquired properties, at cost | 1,983 | 2,023 |
| Accumulated amortization | (694) | (611) |
| Net book value December 31, | 1,289 | 1,412 |

14. **GOODWILL AND OTHER INTANGIBLES**

**Goodwill**
The carrying amount of goodwill by reporting unit as of December 31, 2006 and 2005 and changes in the carrying amount of goodwill are summarized as follows:

| | Australia | Ghana | Guinea | Namibia | Tanzania | Total |
| --- | --- | --- | --- | --- | --- | --- |
| | **$** | **$** | **$** | **$** | **$** | **$** |
| Balance at January 1, 2005 | 229 | 122 | 10 | 1 | 181 | 543 |
| Impairment losses[1] | - | (4) | - | - | - | (4) |
| Translation | (15) | - | - | - | - | (15) |
| Balance at December 31, 2005 | 214 | 118 | 10 | 1 | 181 | 524 |
| Impairment losses | - | - | - | - | - | - |
| Translation | 18 | - | - | - | - | 18 |
| Balance at December 31, 2006 | 232 | 118 | 10 | 1 | 181 | 542 |

[1] During 2005, the Company recorded impairment losses of $4 million relating to goodwill held in Bibiani. Refer to Note 5 – Impairment of assets.

14. **GOODWILL AND OTHER INTANGIBLES** *(continued)*

|  | 2006 $ | 2005 $ |
|---|---|---|
| **Other intangibles, net** | | |
| Royalty rate and tax rate concession agreements[1] | | |
| Gross carrying value | 49 | 49 |
| Accumulated amortization | (5) | (3) |
| Impairment losses | (20) | (20) |
|  | 24 | 26 |

[1] The government of Ghana agreed, as part of the AngloGold Ashanti Business Combination, to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years. The fair value of the royalty rate concession is amortized on a straight line basis over a period of fifteen years with nil residual value.

In addition, the government of Ghana also agreed as part of the AngloGold Ashanti Business Combination, to a concession wherein income tax will not exceed a rate of 30 percent for a period of fifteen years. During 2005, enacted statutory tax rates in Ghana were reduced to 25 percent. This indicated an impairment and the Company fully impaired the tax rate concession and recorded an impairment loss of $20 million (2004: $nil million). Refer to Note 5 – Impairment of assets.

Amortization expense included in the consolidated statements of income amounted to $2 million for 2006 (2005: $2 million, 2004: $1 million).

Based on carrying value at December 31, 2006, the estimated aggregate amortization expense for each of the next five years is as follows:

| | |
|---|---|
| 2007 | 2 |
| 2008 | 2 |
| 2009 | 2 |
| 2010 | 2 |
| 2011 | 2 |

| | 2006 $ | 2005 $ |
|---|---|---|
| 15. **OTHER LONG-TERM ASSETS** | | |
| Investments in affiliates – unlisted | 5 | 5 |
| Investments in affiliates – listed | 31 | 29 |
| Investments in equity accounted joint ventures | 314 | 324 |
| **Carrying value of equity method investments** (see below) | 350 | 358 |
| **Investment in marketable equity securities – available for sale** | 31 | 15 |
| **Investment in marketable debt securities – held to maturity** | 18 | 19 |
| **Investment in non-marketable assets – held to maturity** | 3 | 3 |
| **Investment in non-marketable debt securities – held to maturity** | 61 | 65 |
| **Other non-current assets** | 80 | 36 |
| | 543 | 496 |

15. **OTHER LONG TERM ASSETS** (*continued*)

**Investments in affiliates**

Unlisted

The Company holds a 25.0 percent (2005: 25.0 percent) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year end of Oro Group (Proprietary) Limited is March. Results are included for the twelve months ended September 30, 2006. On September 21, 2006, Oro Group (Proprietary) Limited repaid a shareholders loan of $1 million originally granted in 2000. Loans granted to Oro Group (Proprietary) Limited are repayable at the discretion of its board of directors.

Listed

The Company holds a 29.9 percent (2005: 29.9 percent) interest in Trans-Siberian Gold plc which is involved in the exploration and development of gold mines. The Company's initial 17.5 percent equity interest acquired in Trans-Siberian Gold plc during July 2004 was increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed. Refer to Note 3 – Acquisitions and disposals of businesses and assets. The year end of Trans-Siberian Gold plc is December. Results are included for the twelve months ended September 30, 2006. On June 27, 2006, the Company advanced loans of $10 million to Trans-Siberian Gold plc at LIBOR plus 4 percent which may be converted into equity. The market value of the Company's share of the listed affiliate as at December 31, 2006 is $9 million. During the year ended December 31, 2006 the Company recorded an impairment loss of $7 million on its investment. The investment (including loans) is carried at carrying value of $31 million.

**Investments in equity accounted joint ventures**

The Company holds the following interest in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

| | December 31, 2006 percentage held | December 31, 2005 percentage held |
|---|---|---|
| Nufcor International Limited[1] | 50.00 | 50.00 |
| Sadiola[2] | 38.00 | 38.00 |
| Morila[2] | 40.00 | 40.00 |
| Yatela[2] | 40.00 | 40.00 |

[1] Year end is June. Results are included for the twelve months ended December 31.

[2] The year ends of these entities are December. Results are included for the twelve months ended December 31.

| | 2006 $ | 2005 $ |
|---|---|---|
| The difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets is as follows: | | |
| Carrying value of investments | 350 | 358 |
| Cost of investments | 380 | 380 |
| Undistributed loss since acquisition | (1) | (20) |
| Other than temporary decline in the value of investments[1] | (10) | (3) |
| Other comprehensive income | (31) | (2) |
| Loans advanced[2] | 12 | 3 |

[1] During the year ended December 31, 2006, the Company recorded an impairment loss of $7 million on its listed investment held in Trans-Siberian Gold plc.

[2] Movement in loans advanced from 2005 represents the repayment of the Oro Group (Proprietary) Limited shareholders loan of $1 million on September 21, 2006 and loans advanced of $10 million to Trans-Siberian Gold plc on June 27, 2006.

15. **OTHER LONG-TERM ASSETS** *(continued)*

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| **Investment in marketable equity securities – available for sale** | 31[1] | 15 |
| [1] Increase in investment in marketable equity securities during 2006 mainly reflects the investment of $14 million (19.99 percent) interest acquired in International Tower Hill Mines Limited during September 2006. Refer to Note 3 – Acquisitions and disposals of businesses and assets. | | |
| Total gains on marketable equity securities included in other comprehensive income amounts to $5 million (2005: $1 million). Total losses on marketable equity securities included in other comprehensive income amounts to $1 million (2005: $nil million). | | |
| **Investment in marketable debt securities – held to maturity**<br>Investments in marketable securities represent held to maturity government and corporate bonds. The investment is measured at amortized cost. | 18 | 19 |
| **Investment in non-marketable assets – held to maturity**<br>Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets. | 3 | 3 |
| **Investment in non-marketable debt securities – held to maturity**<br>Investments in non-marketable securities represent the held to maturity fixed-term deposits (corporate bonds and notes) required by legislation for the Environmental Rehabilitation Trust Fund and Environmental Protection Bond. | 61 | 65 |
| As of December 31, 2006 the contractual maturities of debt securities were as follows: | | |
| **Marketable debt securities** | | |
| Less than one year | 1 | |
| Two to seven years | 7 | |
| Seven to twelve years | 1 | |
| More than twelve years | 9 | |
| | 18 | |
| **Non-marketable debt securities** | | |
| Less than one year | 52 | |
| More than twelve years | 9 | |
| | 61 | |
| Fair values of the held to maturity debt securities at December 31, 2006 and 2005 approximate cost. | | |
| **Other non-current assets** | | |
| **Unsecured** | | |
| Other loans and assets[1] | 44 | 16 |
| | 44 | 16 |
| **Non-current debtors** | | |
| Prepayments and accrued income | 5 | 4 |
| Recoverable tax, rebates, levies and duties | 25 | 16 |
| Other trade debtor[2] | 3 | - |
| Other debtors | 3 | - |
| | 36 | 20 |
| | 80 | 36 |

[1] Other comprises loans and receivables of $4 million (2005: $6 million) measured at amortized cost and post retirement assets of $40 million (2005: $10 million) measured according to the employee benefits accounting policy.

[2] Bears interest and is repayable over four years.

15. **OTHER LONG-TERM ASSETS** *(continued)*

| | 2006 $ | 2005 $ |
|---|---|---|
| **Equity accounted joint ventures** | | |
| Summarized financial statements of the joint ventures which have been equity accounted are as follows (Geita – only income and expenses for the period ended April 26, 2004 included, as effective from this date, the Company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business Combination which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti) (100 percent shown): | | |

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| ***Statements of income for the period*** | | | |
| Sales and other income | 817 | 600 | 546 |
| Costs and expenses | (465) | (496) | (493) |
| Taxation | (90) | (6) | (1) |
| Net income | 262 | 98 | 52 |
| ***Balance sheets at December 31,*** | | | |
| Non-current assets | 720 | 754 | |
| Current assets | 438 | 366 | |
| | 1,158 | 1,120 | |
| Long-term liabilities | (89) | (97) | |
| Loans from shareholders | (19) | (27) | |
| Current liabilities | (268) | (176) | |
| Net assets | 782 | 820 | |

| | 2006 $ | 2005 $ |
|---|---|---|
| 16. **ASSETS AND LIABILITIES HELD FOR SALE** | | |
| Effective June 30, 2005, the investment in the Weltevreden mining rights, located in South Africa, of $15 million, was classified as held for sale. This investment was previously recognised as a tangible asset. Weltevreden's rights were sold to Aflease Gold and Uranium Resources Limited on June 15, 2005. On December 19, 2005, Aflease was acquired by sxr Uranium One (formerly Southern Cross Inc.). In terms of these sale agreements, the purchase price will be paid in the form of sxr Uranium One shares to be issued to the Company. This will take place when the conditions precedent to the agreement have been met. The Weltevreden mining rights form part of an old order mining rights conversion application, and the conditions precedent are that upon the government granting the conversion of these to new order mining rights, the Company will cede the Weltevreden mining rights to sxr Uranium One. | | |
| The Director-General of Minerals and Energy notified the Company that the new order mining rights were granted to the Company. However, the signing of the notarial agreement and the registration of the converted mining right still has to be completed. Once these have been completed, the new order mining rights will then be ceded to sxr Uranium One, and the related sxr Uranium One shares will then be issued to the Company as full settlement of the purchase price. The fair value of the sxr Uranium One shares as at December 31, 2006 amounts to $51 million. | 9 | 10 |
| Arising from the sale of the Bibiani assets in Ghana, effective December 28, 2006, to Central African Gold plc (CAG), the group decided to apply $3 million of the partial proceeds to an investment of 15,825,902 CAG shares. Subsequent to this decision, local regulators have required that the 15,825,902 shares in CAG must be sold within 90 days of December 28, 2006. On February 14, 2007, the Company disposed of 7,000,000 CAG shares yielding total proceeds of £768,845 ($1.5 million) and during April 2007, disposed of the remaining 8,825,902 CAG shares yielding total proceeds of £894,833 ($1.8 million). The investment as at December 31, 2006 is carried at fair value less costs to sell. | 3 | - |

16.    **ASSETS AND LIABILITIES HELD FOR SALE** *(continued)*

|  | 2006<br>$ | 2005<br>$ |
|---|---:|---:|
| As at December 31, 2006 and 2005 the carrying amount of major assets and liabilities relating to Weltevreden and CAG to be disposed of, included: | | |
| Property, plant and equipment | 15 | 16 |
| Other long-term assets (marketable equity investment) | 3 | - |
| Deferred taxation | (6) | (6) |
| Net assets | 12 | 10 |

17.    **OTHER CURRENT LIABILITIES**

|  |  |  |
|---|---:|---:|
| Deferred income | 17 | 6 |
| Deferred taxation.  Refer to Note 7. | 2 | 92 |
| Related parties.  Refer to Note 6. | - | 5 |
| Accrual for power | 14 | 14 |
| Unearned premiums | 41 | 51 |
| Other (including accrued liabilities) | 52 | 31 |
|  | 126 | 199 |

18.    **SHORT-TERM DEBT**

|  |  |  |
|---|---:|---:|
| Current maturities of long-term debt.  Refer to Note 20. | 33 | 160 |

19.    **OTHER NON-CURRENT LIABILITIES**

|  |  |  |
|---|---:|---:|
| Deferred income | 24 | 14 |

20.    **LONG-TERM DEBT**

*Unsecured*

|  |  |  |
|---|---:|---:|
| **Convertible bond**[1] | 1,008 | 1,008 |
| Fixed semi-annual coupon of 2.375% per annum. The bond is convertible, at the holders' option, into ADSs up to February 2009 and is US dollar-based.  The bond is convertible at a price of $65.00 per ADS. | | |
| **Corporate bond**[2] | 296 | 327 |
| Fixed semi-annual coupon of 10.50% per annum.   The bond is repayable on August 28, 2008 and is ZAR-based. | | |
| **Syndicated loan facility ($700 million)**[3] | 181 | 460 |
| Interest charged at LIBOR plus 0.4% per annum. Loan is repayable in January 2008 and is US dollar-based.  The loan is subject to certain debt covenant arrangements for which no default event occurred. | | |
| **Bank Belgolaise** | 2 | 4 |
| Interest charged at LIBOR plus 1.5% per annum.  Loan is repayable in 24 equal monthly installments commencing October 2005 and is US dollar-based. | | |
| **Precious Fields Estates Company Ltd** | - | 1 |
| Annuity based repayments expired in October 2006.  Loan is US dollar-based. | | |
| **Local money-market short-term borrowings**[4] | - | 129 |
| Short-term borrowings at market related rates and are ZAR-based. | | |
| **Bank overdraft** | 8 | - |
| Bank overdraft at market related rates and is Ghanaian Cedi-based. | | |
| **Australia and New Zealand Banking Group Limited**[5] | - | - |
| **Total unsecured borrowings** | 1,495 | 1,929 |

*Secured*
**Capital leases**

|  |  |  |
|---|---:|---:|
| **Senstar Capital Corporation**[6] | 8 | 10 |
| Interest charged at a weighted average rate of 6.77% per annum. Loans are repayable in monthly installments terminating in November 2009 and are US dollar-based.   The equipment financed is used as security for these loans.  Refer to Note 12. | | |
| **Terex Africa (Proprietary) Limited**[7] | 2 | - |
| Interest charged at a rate of 9.0% per annum. Loan is repayable in January 2008 and is US dollar-based. The equipment financed is used as security for this loan. Refer to Note 12. | | |
| **Total long-term debt** | 1,505 | 1,939 |
| Current maturities included in short-term debt. | 33 | 160 |
|  | 1,472 | 1,779 |

| | 2006 | 2005 |
|---|---:|---:|
| | $ | $ |
| Scheduled minimum long-term debt repayments are: | | |
| 2007 | 33 | |
| 2008 | 471 | |
| 2009 | 1,001 | |
| 2010 | - | |
| 2011 | - | |
| | 1,505 | |
| The currencies in which the borrowings are denominated are as follows: | | |
| United States dollars | 1,201 | 1,483 |
| South African rands | 296 | 456 |
| Ghanaian Cedi | 8 | - |
| | 1,505 | 1,939 |
| Undrawn borrowing facilities as at December 31, 2006 are as follows: | | |
| Syndicated loan ($700 million) – US dollar | 520 | 245 |
| FirstRand Bank Limited – US dollar | 50 | - |
| ABSA Bank Limited – US dollar | 42 | 42 |
| Nedbank Limited – US dollar | 2 | - |
| Citibank, N.A. – US dollar | - | 8 |
| Standard Bank of South Africa Limited – rands | 37 | - |
| FirstRand Bank Limited – rands | 31 | 17 |
| Nedbank Limited – rands | 7 | 7 |
| ABSA Bank Limited – rands | 4 | 5 |
| Commerzbank AG – rands | 3 | 3 |
| ABN Amro Bank N.V. – rands | 1 | - |
| Australia and New Zealand Banking Group Limited – Australian dollar | 79 | 37 |
| ABN Amro Bank N.V. – euros | 7 | - |
| | 783 | 364 |
| [1] Convertible Bond | | |
| Senior unsecured fixed rate bond | 1,000 | 1,000 |
| Add: Accrued interest | 8 | 8 |
| | 1,008 | 1,008 |

On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1,000,000,000 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs and guaranteed by AngloGold Ashanti.

Subject to certain restrictions, holders of convertible bonds are entitled to convert each convertible bond into an AngloGold Ashanti ADS at the then applicable conversion price at any time from April 8, 2004 to February 20, 2009, or, if the convertible bonds are called for redemption earlier than February 27, 2009, the seventh business day prior to the date of early redemption.

If the bonds have not been converted by February 20, 2009, they will be redeemed at par on February 27, 2009. AngloGold Ashanti Holdings plc has the option of calling an early redemption of all the bonds 3 years after their issuance, if the price of the ADSs exceeds 130 percent of the conversion price for more than 20 days during any period of 30 consecutive trading days.

The initial conversion price for the convertible bonds was $65.00 per ADS. The conversion premium to the reference volume weighted average price of the ADSs on the New York stock exchange of $40.625 on February 19, 2004, when the issue of the convertible bonds was announced, was 60 percent. If all bond holders exercise their option to convert their bonds into ADSs and assuming no adjustments are made to the initial conversion price, up to 15,384,615 new ADSs will be issued. The conversion ratio is subject to adjustment in case of various corporate events including share splits and capital distributions.

The calculation of diluted (loss)/earnings per common share for 2006, 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. Refer to Note 9.

|  | 2006 $ | 2005 $ |
|---|---:|---:|

The proceeds of the issue, after payment of expenses, were utilized by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

[2] Corporate Bond

| | | |
|---|---:|---:|
| Senior unsecured fixed rate bond | 286 | 315 |
| Add: Accrued interest | 10 | 12 |
| | 296 | 327 |

On August 21, 2003, AngloGold issued unsecured bonds in the aggregate principal amount of R2 billion ($300 million) at a fixed semi-annual coupon of 10.50% per annum. The bond is repayable on August 28, 2008, subject to early redemption at the Company's option and is listed on the Bond Exchange of South Africa. The net proceeds of the bond are for general corporate purposes.

[3] Syndicated loan facility ($700 million)

In January 2005, the Company entered into a new three year $700 million unsecured syndicated borrowing facility, at a margin of 0.4% over LIBOR. A commitment fee of 0.15% per annum is payable on the undrawn portion of the facility. The three year $700 million syndicated facility was used to repay a maturing facility of $600 million (repaid on February 4, 2005) and is available for general corporate purposes. During the year ended December 31, 2006, the Company repaid $415 million and drew down $140 million under the $700 million syndicated facility. This amount was funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. The amount drawn under this facility was $180 million as at December 31, 2006. The Company, AngloGold Offshore Investments Limited and AngloGold American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. regarding the $700 million syndicated loan facility.

[4] Local money-market short-term borrowings

During the year ended December 31, 2006, the Company repaid $129 million in local short-term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations.

[5] Australia and New Zealand Banking Group Limited

On October 14, 2002, a new loan facility of A$50 million was arranged with the Australia and New Zealand Banking Group Limited, at 0.35% over the Bank Bill Swop Reference Rate. A commitment fee of 0.20% per annum is payable on the undrawn portion of the facility. The facility, originally repayable by September 2003, has been increased to A$100 million during 2006, and extended to September 2007. There was $nil million drawn under this facility as at December 31, 2006.

Capital leases
[6] Senstar Capital Corporation

Capital leases are for specific periods, with terms of renewal but no purchase options or escalation clauses. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2006 and 2005, Property, plant and equipment, allocated to Mine infrastructure, includes $16 million and $18 million of assets under capital leases and $11 million and $10 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2006 is 6.77%. Payments are made monthly, including interest, through 2009.

|  | 2006 $ | 2005 $ |
|---|---|---|
| Future minimum lease payments under capital leases together with the present value of minimum lease payments as of December 31, 2006 are: |  |  |
| 2007 | 3 |  |
| 2008 | 3 |  |
| 2009 | 3 |  |
| Total minimum lease payments | 9 |  |
| Less interest | 1 |  |
| Present value of net minimum lease payments | 8 |  |
| Less current portion | 3 |  |
| Long-term capital lease obligation | 5 |  |

[7] Terex Africa (Proprietary) Limited

The capital lease is for a specific period, with no terms of renewal and a purchase option. As of December 31, 2006, Property, plant and equipment, allocated to Mine infrastructure, includes $2 million of assets under the capital lease and $1 million of related accumulated depreciation. Amortization charges relating to the capital lease are included in Depreciation, depletion and amortization expense for the year ended December 31, 2006. The interest rate on the lease existing at December 31, 2006 is 9%. The lease is to be repaid in January 2008.

| Future minimum lease payments under the capital lease together with the present value of minimum lease payments as of December 31, 2006 are: |  |  |
|---|---|---|
| 2007 | - |  |
| 2008 | 2 |  |
| Total minimum lease payments | 2 |  |
| Less interest | - |  |
| Present value of net minimum lease payments | 2 |  |
| Less current portion | - |  |
| Long-term capital lease obligation | 2 |  |

21. **PROVISION FOR ENVIRONMENTAL REHABILITATION**

| | | |
|---|---|---|
| Accrued environmental rehabilitation costs | 310 | 325 |

Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

*Decommissioning costs*
The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the provisions of SFAS143. Decommissioning costs are further described in Note 5 – Asset retirement obligations.

*Restoration costs*
The provision for restoration represents the closure cost for restoration of site damage. Rehabilitation of site damages only commences at the closure stage of the mine. Site damages are not costs associated with the construction or normal operations of long-lived assets and do not create probable future economic benefits.

At each reporting balance sheet date, gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a credit adjusted risk free rate.

| | 2006 $ | 2005 $ |
|---|---|---|

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $482 million which includes a total estimated liability of $17 million in respect of equity accounted joint ventures. Refer to Note 15.  Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet.  Cash balances held in the trust and bond are classified as restricted cash in the Company's consolidated balance sheets for all periods presented.  AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations.  Refer to Note 24.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

22.   **OTHER ACCRUED LIABILITIES**

| | | |
|---|---|---|
| Other accrued liabilities | 27 | 19 |
| Other accrued liabilities include the following: | | |
| Provisions for labor and civil claim court settlements for South American operations[1] | 26 | 19 |
| Provision for employee compensation claims in Australia[2] | 1 | - |
| | 27 | 19 |

[1]  *Consists of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, government fiscal claims relating to levies and surcharges and closure costs of old tailings operations. These liabilities are anticipated to unwind over the next two to five years.*
[2]  *Comprises workers compensation claims with regard to work related incidents.  The liability is anticipated to unwind over the next three to five years.  (Values were less than $0,5 million in 2005).*

23.   **PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS**

| | | |
|---|---|---|
| Accrued liability | 172 | 200 |

The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants. The post-retirement medical liability is assessed in accordance with the advice of independent professionally qualified actuaries.  The actuarial method used is the projected unit credit actuarial valuation method.  Refer to Note 28.  The costs of post-retirement benefits are made up of those obligations which the Company has towards current and retired employees.

24.   **COMMITMENTS AND CONTINGENCIES**

| | | |
|---|---|---|
| Capital expenditure commitments[1] | | |
| Contracts for capital expenditure | 354 | 186 |
| Authorized by the directors but not yet contracted for | 731 | 725 |
| | 1,085 | 911 |
| Allocated for: | | |
| Project expenditure | | |
| - within one year | 367 | 190 |
| - thereafter | 265 | 106 |
| | 632 | 296 |
| Stay in business expenditure | | |
| - within one year | 418 | 572 |
| - thereafter | 35 | 43 |
| | 453 | 615 |

[1]  *Including commitments through contractual arrangements by equity accounted joint ventures.*

|  | 2006 $ | 2005 $ |
|---|---|---|
| Other contractual purchase obligations[2] |  |  |
| - within one year | 274 | 192 |
| - thereafter | 190 | 203 |
|  | 464 | 395 |

[2]  *Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated include purchase obligations of equity accounted joint ventures.*

Contingencies

Water pumping cost – South Africa

The Company is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft which belongs to Stilfontein. Following an attempt by DRDGold Limited to liquidate its North West operations and avoid incurring pumping cost, the Company launched an urgent application against DRDGold Limited and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various of the Company's Vaal River operations.  The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.

The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and AngloGold Ashanti Limited, are finalizing an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The Company's responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.

Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.

Groundwater pollution – South Africa

The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions.  Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

|  | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Serra Grande sales tax on gold deliveries | 47 | 29 |

Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export namely, one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 to May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. The Company's attributable share of the first assessment is approximately $29 million. In May 2006 MSG signed the TARE, which authorized the remittance of gold to the Company's branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council's second chamber ruled in favor of Serra Grande and fully canceled the tax liability related to the first period. The State of Goiás may still appeal to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company's attributable share of the assessment is approximately $18 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

| VAT Dispute at Morro Velho | 5 | - |
|---|---|---|

Morro Velho is involved in a dispute with tax authorities, as a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice.

| VAT Dispute at MSG | 6 | 6 |
|---|---|---|

Mineração Serra Grande S.A. received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the Company's appeal against the assessment.    The Company is now dismissing the case at the judicial sphere.

Financial guarantees

| AngloGold Offshore Investments Limited guarantee of the Nufcor International Limited loan facility: | 40 | 40 |
|---|---|---|

| | 2006 $ | 2005 $ |
|---|---|---|
| AngloGold Offshore Investments Limited, a wholly owned subsidiary of the Company, has guaranteed 50 percent of the Nufcor International Limited loan facility with First Rand (Ireland) plc (formerly RMB International (Dublin) Limited). Nufcor International Limited is accounted for under the equity method. Refer to Note 15. | | |
| Oro Group surety | 14 | 16 |
| The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of 90 days.  The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well-established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group. These bonds should enable the Company to recover the majority of the guaranteed amount. The Company receives a fee from the associate for providing the surety and has assessed the possibility of a claim for non-performance. | | |
| Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately: | 49 | 49 |
| The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at December 31, 2006 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $26 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee. | | |
| The Company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1,000,000,000 2.375 percent convertible bonds due 2009. Refer to Note 20. The Company's obligations regarding the guarantee are direct, unconditional and unsubordinated. | 1,000 | 1,000 |
| Guarantee provided for Syndicated loan facility | 181 | 460 |
| AngloGold Ashanti Limited, AngloGold Offshore Investments Limited and AngloGold American Investments Limited have guaranteed all payments and other obligations of the wholly-owned subsidiaries AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. regarding the $700 million Syndicated loan facility.  Refer to Note 20. | | |
| Hedging guarantees | | |
| The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold Ashanti USA Inc., AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. | | |
| Ashanti Treasury Services guarantees | 1,047 | 723 |
| The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the ATS hedge book was negative $1,047 million. | | |

| | 2006<br>$ | 2005<br>$ |
|---|---|---|
| Hedging guarantees of due performance by the Geita Management Company Limited (GMC) | 290 | 172 |

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by the GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. This guarantee remains in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At December 31, 2006 the marked-to-market valuation of the GMC hedge book was negative $290 million.

In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.

With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due.  In some jurisdictions, tax authorities are yet to complete their assessments for the previous years. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa Capital (Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S. registration statements for Anglo South Africa's offer and sale of shares it holds in the Company (each a Demand Registration) if Anglo South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Ashanti Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an "affiliate" within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.

|  | 2006 | 2005 |
|---|---|---|
|  | $ | $ |

**Vulnerability from concentrations**

The majority of AngloGold Ashanti's 61,453 employees (2005: 63,993, 2004: 65,400) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period.  The most recent settlement negotiation was completed in August 2005, when the parties reached an agreement covering the period from July 1, 2005 to June 30, 2007.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Malian government.  Recoverable value added tax due from the Malian government to the Company amounts to $34 million at December 31, 2006 (December 31, 2005: $25 million). The last audited value added tax return was for the period ended December 31, 2006 and as at that date $19 million was still outstanding and $15 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

Reimbursable fuel duties from the Malian government to the Company amount to $11 million at December 31, 2006 (December 31, 2005: $13 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities.  As at December 31, 2006, the Customs and Excise authorities have approved $5 million which is still outstanding, while $6 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations.  With effect from February 2006, fuel duties are no longer payable to the Malian government.

The Government of Mali is a shareholder in all of the Company's entities in Mali and protocol agreements governing repayments of certain of these amounts have been signed.  All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006.  The amounts outstanding have been discounted to their present value at a rate of 5 percent.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government. Reimbursable value added tax due from the Tanzanian government to the Company amounts to $14 million at December 31, 2006 (December 31, 2005: $9 million). The last audited value added tax return was for the period ended November 30, 2006 and as at December 31, 2006 $9 million was still outstanding and $5 million is still subject to audit.  The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.  The amounts outstanding have been discounted to their present value at a rate of 5 percent.

Reimbursable fuel duties from the Tanzanian government to the Company amount to $18 million at December 31, 2006 (December 31, 2005: $6 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.  As at December 31, 2006, claims for refund of fuel duties amounting to $12 million have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $6 million have not yet been submitted.  The accounting processes for the unauthorized amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorizations.  The amounts outstanding have been discounted to their present value at a rate of 5 percent.

25. **STOCKHOLDERS' EQUITY**

The authorized common stock of the Company was increased in 1998 to 400,000,000 shares of common stock of 25 ZAR cents each principally to meet its obligations regarding the proposed merger of AAC gold interests through the Company. During 2006 AngloGold Ashanti approved the Employee Share Ownership Plan for the employees in the South African operations and a Black Economic Empowerment transaction (BEE transaction) for which 4,280,000 E shares of common stock of 25 ZAR cents were authorised.

During 2006, 11,297,721 shares of common stock and 4,185,770 E shares of common stock in the Company were issued as follows:

- 398,399 shares of common stock were issued as part of the share incentive scheme for a consideration of $9 million.
- 4,185,770 E shares of common stock and 928,590 shares of common stock in the Company were issued as part of the Employee Share Ownership Plan and the BEE transaction for a consideration of $93 million, which are eliminated as shares held within the Company.
- 9,970,732 shares of common stock in the Company were issued as part of the public offering which was completed on April 20, 2006, amounting to $498 million.

During 2005, 475,538 shares of common stock in the Company were issued as part of the share incentive scheme for a consideration of $9 million.

During 2004, 41,326,552 shares of common stock in the Company were issued as follows:

- 192,800 shares of common stock were issued as part of the share incentive scheme for a consideration of $3 million.
- 41,133,752 shares of common stock in the Company were issued to facilitate the share swap for the acquisition of Ashanti Goldfields Company Limited, amounting to $1,544 million.

At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses and after underwriters' fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc's holding in the Company to 41.8 percent. The combined offering was priced at $51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the shares on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds to AngloGold Ashanti of the primary offering was $498 million, which will be used for project development capital, capital expenditure and other general corporate purposes. AngloGold Ashanti used the proceeds to reduce short-term loans and borrowings under its revolving credit facility. Refer to Note 20.

At a general meeting of shareholders held on May 5, 2006, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10 percent of the authorized but unissued common stock of 25 ZAR cents each in the share capital of the Company (subject to the South African Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa) after setting aside so many common stock of 25 ZAR cents each as may be required to be allotted and issued by the Company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1,000,000,000, 2.375 percent guaranteed Convertible Bonds issued by AngloGold Ashanti Holdings plc. Refer to Note 30 and Note 20. As at December 31, 2006 of the total unissued common stock of 123,763,847 of 25 ZAR cents each, 10,195,949 of 25 ZAR cents each was under the control of the directors until the forthcoming annual general meeting. In terms of the Trust deed the unissued E common stock of 94,230 are under the control of the trustees. In terms of a specific authority granted at the general meeting of stockholders held on March 29, 1993, the directors are authorized to issue the 4,221,104 unissued B redeemable preferred stock of 1 ZAR cent each to Eastvaal Gold Holdings Limited.

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES**

In the normal course of its operations, the Company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the Company enters into derivative transactions. The Company does not acquire, hold or issue derivatives for trading purposes. The Company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

The financial risk management activities objectives of the Company are as follows:

- Safeguarding the Company core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts;
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and comply where necessary with all relevant regulatory and statutory requirements.

A number of products, including derivatives are used to satisfy these objectives. Forward sales contracts and call and put options are used by the Company to manage its exposure to gold price and currency fluctuations.

SFAS133 requires that derivatives be accounted for as follows:

- Commodity based ("normal purchase or normal sale") contracts that meet the requirements of SFAS138, and are designated as such, are recognized in product sales when they are settled by physical delivery.
- Where the conditions in SFAS133 for hedge accounting are met, the derivative is recognized on the balance sheet, at fair value as either a derivative asset or derivative liability. For cash flow hedges the effective portion of changes in fair value of the hedging instruments are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in product sales. The ineffective portion of changes in fair value is reported in earnings as gains or losses on derivatives in the period in which they occur. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of negative $169 million at December 31, 2006 are expected to be recycled from other comprehensive income and recognized as a reduction in product sales during 2007.
- All other derivatives are measured at their fair value, with the changes in fair value at each reporting date being reported in earnings as gains or losses on derivatives in the period in which they occur.

Cash flows from derivative instruments accounted for as cash flow hedges are included in net cash provided by operating activities in the statements of consolidated cash flows for all periods presented. Contracts that contain 'off-market' terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified within the financing activities section of the consolidated cash flow statement. Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated cash flow statement.

Loss on non-hedge derivatives of $208 million (2005: $142 million; 2004: $123 million) was included in the current year income statement.

**Gold price and currency risk management activities**

Gold and currency hedging instruments are denominated in South African rands, US dollars, Australian dollars and Brazilian real. The hedging instruments utilized are forward sales contracts, purchased and sold put options, and purchased and sold call options and gold lease rate swaps. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company's hedging policy as set by the board of directors. The Company's reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedged forecast transactions are expected to occur over the next 5 years, in line with the maturity dates of the hedging instruments.

Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of outstanding forward sales type contracts at the end of 2006 was 122,133kg (2005: 159,783kg).

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. The Company's risk in selling call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option and would benefit by the same quantity as the option loss by selling production in the open market. The Company's risk in selling put options is unlimited but partially mitigated by put options purchased.

26. **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

**Net delta open hedge position as at December 31, 2006**

The Company has an established practice of actively managing its hedged commitments under changing market circumstances. A substantial restructuring of the hedge book was concluded between December 2004 and January 2005 was followed by a smaller restructuring of the hedging commitments of the Geita Management Company following the repayment of project finance loans.   During 2006, in addition to delivering in and buying back a number of hedge contracts, the Company also restructured a number of hedge contracts maturing in the near term into later years.

As of December 31, 2006, the hedge book reflected a net delta tonnage position of 10.16 million ounces (316 tonnes) or 32 percent of the next 5 years forecast production.  As of December 31, 2005, the hedge book reflected a net delta tonnage position of 10.84 million ounces (337 tonnes).

The marked-to-market value of all hedge transactions, irrespective of accounting designation, making up the hedge positions was a negative $2,903 million as at December 31, 2006 (as at December 31, 2005: negative $1,941 million). These values were based on a gold price of $636.30 per ounce, exchange rates of $/R7.001and A$/$0.7886 and the prevailing market interest rates and volatilities at December 31, 2006.  The values as at December 31, 2005 were based on a gold price of $517.00 per ounce, exchange rates of $/R6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at that date.

The Company had the following net forward pricing commitments outstanding against future production as at December 31, 2006.

| Year | | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 19,622 | 22,817 | 21,738 | 14,462 | 12,931 | 24,308 | 115,878 |
| | $ per oz | $301 | $314 | $316 | $347 | $397 | $418 | $347 |
| *Forward contracts (Long) | Amount (kg) | 12,957 | | | | | | 12,957 |
| | $ per oz | $ 639 | | | | | | $ 639 |
| Put options purchased | Amount (kg) | 1,455 | | | | | | 1,455 |
| | $ per oz | $292 | | | | | | $292 |
| Put options sold | Amount (kg) | 19,259 | 11,555 | 3,748 | 1,882 | 1,882 | 5,645 | 43,971 |
| | $ per oz | $612 | $587 | $530 | $410 | $420 | $440 | $559 |
| Call options purchased | Amount (kg) | 14,252 | 6,503 | | | | | 20,755 |
| | $ per oz | $398 | $432 | | | | | $409 |
| Call options sold | Amount (kg) | 47,779 | 46,776 | 41,148 | 32,036 | 36,188 | 51,294 | 255,221 |
| | $ per oz | $475 | $466 | $473 | $458 | $492 | $564 | $491 |
| **RAND GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 2,138 | | 933 | | | | 3,071 |
| | Rand per kg | R91,299 | | R116,335 | | | | R98,769 |
| Call options sold | Amount (kg) | 311 | | 2,986 | 2,986 | 2,986 | | 9,269 |
| | Rand per kg | R108,123 | | R202,054 | R216,522 | R230,990 | | R212,885 |
| **AUD DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 7,465 | 2,177 | 3,390 | 3,111 | | | 16,143 |
| | A$ per oz | A$ 669 | A$ 656 | A$ 649 | A$ 683 | | | A$ 666 |
| Put options purchased | Amount (kg) | 4,977 | | | | | | 4,977 |
| | A$ per oz | A$ 826 | | | | | | A$ 826 |
| Put options sold | Amount (kg) | 5,910 | | | | | | 5,910 |
| | A$ per oz | A$ 800 | | | | | | A$ 800 |
| Call options purchased | Amount (kg) | 3,732 | 3,110 | 1,244 | 3,111 | | | 11,197 |
| | A$ per oz | A$ 668 | A$ 680 | A$ 694 | A$ 712 | | | A$ 686 |
| Call options sold | Amount (kg) | 6,532 | | | | | | 6,532 |
| | A$ per oz | A$ 847 | | | | | | A$ 847 |
| **Total net gold: | Delta (kg) | (36,687) | (54,993) | (62,616) | (45,773) | (46,952) | (68,991) | (316,012) |
| | Delta (oz) | (1,179,513) | (1,768,063) | (2,013,148) | (1,471,634) | (1,509,540) | (2,218,109) | (10,160,007) |
| Hedge delta as a percentage of current production levels (%)*** | | 21% | 31% | 36% | 26% | 27% | 8% | 18% |

\*    Indicates a long position from forward purchase contracts. The Company enters into forward purchase contracts as part of its strategy to manage and reduce the size of the hedge book.

\*\*    The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2006.

\*\*\*    Percentage based on 2006 full year production of 5,635,000 ounces.

**26.    FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

| Year | | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 |
|---|---|---|---|---|---|---|---|
| **GOLD LEASE RATE SWAPS** | | | | | | | |
| Gold borrowing cost associated with forward contracts[1] | Amount ('000oz) | 270,000 | 100,000 | 130,000 | 100,000 | | |
| | Interest rate % | 0.69 | 0.78 | 0.89 | 1.25 | | |
| Gold lease rate swaps[2] | Amount ('000oz) | 1,334,356 | 1,168,000 | 898,000 | 641,000 | 423,000 | 205,000 |
| | Interest rate % | 1.76 | 1.75 | 1.81 | 1.83 | 1.83 | 1.84 |

[1]  Gold borrowing cost relating to Australian dollar gold forwards:
The Australian dollar denominated gold forward contract prices are shown on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract.  The net prices shown in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices at the financial statement date.  The amount shown under "Gold borrowing cost associated with forward contracts" in the table above is the face value of the borrowing amount and the period in which it matures.  The interest rates shown are the future market rates prevailing at the time of the financial statement.

[2]  The gold lease rate swaps are contracts where the Company receives a fixed percentage of the outstanding amount in gold and pays a floating market determined percentage in gold, quarterly in arrears.  The amount shown in the table above is the number of ounces outstanding at the beginning of each period.  The interest rate shown is the weighted average fixed rate that the Company will receive for that period.

| Year | | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR SILVER** | | | | | | | | |
| Put options purchased | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $ 7.40 | $ 7.66 | | | | | $ 7.53 |
| Put options sold | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $ 5.93 | $ 6.19 | | | | | $ 6.06 |
| Call options sold | Amount (kg) | 43,545 | 43,545 | | | | | 87,090 |
| | $ per oz | $ 8.40 | $ 8.64 | | | | | $ 8.52 |

**Foreign exchange price risk protection agreements**

The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the Company's currency hedge position at December 31, 2006.

| Year | | 2007 | 2008 | 2009 | 2010 | 2011 | 2012-2016 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Put options purchased | Amount ($) | 15,000 | | | | | | 15,000 |
| | Rand per $ | R7.61 | | | | | | R7.61 |
| Put options sold | Amount ($) | 40,000 | | | | | | 40,000 |
| | Rand per $ | R7.08 | | | | | | R7.08 |
| Call options sold | Amount ($) | 55,000 | | | | | | 55,000 |
| | Rand per $ | R7.34 | | | | | | R7.34 |
| **AUD DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 73,518 | 20,000 | | | | | 93,518 |
| | $ per A$ | $ 0.76 | $ 0.73 | | | | | $ 0.75 |
| Put options purchased | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A$ | $ 0.76 | | | | | | $ 0.76 |
| Put options sold | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A$ | $ 0.78 | | | | | | $ 0.78 |
| Call options sold | Amount ($) | 10,000 | | | | | | 10,000 |
| | $ per A$ | $ 0.75 | | | | | | $ 0.75 |

As at December 31, 2006 certain of the hedging positions reported in the above tables were governed by early termination options in favor of certain counterparts.

**Interest rate and liquidity risk**
Fluctuations in interest rates impacts on interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements.  This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.  The Company is able to actively source financing at competitive rates.

26.     **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

### Cash and loans advanced maturity profile

| Maturity date | Currency | Fixed rate investment amount (million) | Effective rate % | Floating rate investment amount (million) | Effective rate % |
|---|---|---|---|---|---|
| All less than one year | $ | 35 | 5.1 | 64 | 4.5 |
| | ZAR | 513 | 8.5 | 837 | 7.8 |
| | A$ | - | - | 52 | 6.0 |
| | BRL | - | - | 35 | 13.2 |
| | ARS | - | - | 13 | 9.5 |
| | NAD | 134 | 8.3 | - | - |

### Borrowings maturity profile

| Currency | Within one year Borrowings Amount (million) | Effective Rate % | Between one and two years Borrowings Amount (million) | Effective Rate % | Between two and five years Borrowings Amount (million) | Effective Rate % | Greater than five years Borrowings Amount (million) | Effective Rate % | Total Borrowings amount (million) |
|---|---|---|---|---|---|---|---|---|---|
| $ | 41 | 5.8 | 189 | 5.9 | 1,005 | 2.4 | 1 | 7.4 | 1,236 |
| ZAR | 73[1] | - | 2,000 | 10.5 | - | - | - | - | 2,073 |
| GHC | 73,692 | 19.0 | - | - | - | - | - | - | 73,692 |

### Interest rate risk

| Currency | Fixed for less than one year Borrowings Amount (million) | Effective Rate % | Fixed for between one and three years Borrowings Amount (million) | Effective Rate % | Fixed for greater than three years Borrowings Amount (million) | Effective Rate % | Total Borrowings amount (million) |
|---|---|---|---|---|---|---|---|
| $ | 219 | 6.2 | 1,013 | 2.4 | 4 | 3.4 | 1,236 |
| ZAR | 73[1] | - | 2,000 | 10.5 | - | - | 2,073 |
| GHC | 73,692 | 19.0 | - | - | - | - | 73,692 |

[1]  Interest accrual on the corporate bond as at December 31, 2006.

**Interest rate swaps**
The Company previously entered into a convertible interest rate swap. The swap was a derivative instrument as defined by SFAS133. The swap, done on the back of the $1 billion Convertible Bond, converted the fixed coupon of 2.375% per annum into a LIBOR-based floating rate. The swap was not designated as a fair value hedge. The swap was unwound during September 2005, based on the Company's view of US dollar interest rates.

The Company previously entered into interest rate swap agreements to convert R750 million ($133 million) of its R2,000 million ($354 million) ZAR denominated fixed rate Bond to variable rate debt. The swaps were not designated as fair value hedges. The interest rate swaps were unwound during April 2005, based on the Company's view of ZAR interest rates.

**Credit risk**
Realization of all these contracts is dependent upon the counterparts performing in accordance with the terms of the contracts.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts.  The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that no concentration of credit risk exists.  Limits for each counterpart are based on the assessed credit quality of each counterpart.  The AngloGold Ashanti Treasury Committee makes recommendation for board approval of all counterparts and the limits to be applied against each counterpart. Where possible, management tries to ensure that netting agreements are in place.

The combined maximum credit exposure at the balance sheet date amounts to $655 million (2005: $713 million) on a contract by contract basis. Credit risk exposure netted by counterparts amounts to $68 million (2005: $18 million). No set-off is applied to the balance sheet due to the different maturity profiles of assets and liabilities.

26.    **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

The table below provides a summary of the number, type and credit quality of AngloGold Ashanti's hedge counterparts.

| Number of Counterparts | Type | Credit Rating (Fitch) |
|---|---|---|
| 2 | International Bank | AAA |
| 4 | International Bank | AA+ |
| 4 | International Bank | AA |
| 9 | International Bank | AA- |
| 3 | International Bank | A+ |
| 3 | International Bank | A |
| 1 | International Bank | A- |
| 1 | International Bank | BBB |
| 1 | South African Bank | AAA(zaf) (International BBB+) |
| 1 | South African Bank | AA+(zaf) (International BBB+) |
| 1 | South African Bank | AA(zaf) (International BBB) |
| 1 | South African Bank | AA-(zaf) (International BBB) |
| 1 | South African Bank | A+(zaf) (International BBB-) |
| 6 | Brazilian Bank | AA(bra) |
| 1 | Trade Finance House | Not rated |

AngloGold Ashanti does not anticipate non-performance by any counterparts.

**Fair value of financial instruments**

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.  In certain cases these estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, as measured at December 31, 2006 and 2005, are as follows:

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Carrying amount $ | Fair value $ | Carrying amount $ | Fair value $ |
| Cash and cash equivalents | 471 | 471 | 196 | 196 |
| Restricted cash | 11 | 11 | 8 | 8 |
| Short-term debt | 33 | 33 | 160 | 160 |
| Long-term debt | 1,472 | 1,484 | 1,779 | 1,803 |
| Derivatives | 1,524 [1] | 2,903 | 935 [1] | 1,941 |

[1]    Carrying amounts represents on balance sheet derivatives.

**The following are the marked-to-market valuations of the hedge book derivative (liabilities)/assets split by accounting designation**

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | Normal purchase and sale exemption $ | Cash flow hedge accounted $ | Non hedge accounted $ | Total $ |
| Forward sales type agreements | (829) | (375) | (124) | (1,328) |
| Option contracts | (516) | - | (1,056) | (1,572) [1] |
| Foreign exchange contracts | - | 2 | 2 | 4 |
| Foreign exchange option contracts | - | - | (12) | (12) |
| Interest rate swaps – Gold | (34) | - | 39 | 5 |
| Total | (1,379) | (373) | (1,151) | (2,903) |

[1]    Includes deliverable call options sold.  A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date.  In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

|  | **December 31, 2005** | | | |
|  | **Normal purchase and sale exemption** | **Cash flow hedge accounted** | **Non hedge accounted** | **Total** |
|  | **$** | **$** | **$** | **$** |
| Forward sales type agreements | (554) | (342) | (13) | (909) |
| Option contracts | (446) | (4) | (608) | (1,058) [1] |
| Foreign exchange contracts | - | 8 | (2) | 6 |
| Foreign exchange option contracts | - | - | (5) | (5) |
| Interest rate swaps – Gold | (6) | - | 31 | 25 |
| Total | (1,006) | (338) | (597) | (1,941) |

[1]    Includes deliverable call options sold.  A deliverable option is an option in terms of which the delivery quantity is fixed regardless of the market price on the exercise date.  In the event that the market price is lower than the strike price, gold is sold to the counterpart at the ruling spot price.

**Derivatives maturity profile**

|  | | **2006** | |
|  | **Total** | **Assets** | **Liabilities** |
|  | **$** | **$** | **$** |
| Amounts to mature within twelve months of balance sheet date | (1,133) | 649 | (1,782) |
| Amounts maturing between one and two years | (144) | 6 | (150) |
| Amounts maturing between two and five years | (190) | - | (190) |
| Amounts to mature thereafter | (57) | - | (57) |
| Total | (1,524) | 655 | (2,179) |

|  | | **2005** | |
|  | **Total** | **Assets** | **Liabilities** |
|  | **$** | **$** | **$** |
| Amounts to mature within twelve months of balance sheet date | (446) | 675 | (1,121) |
| Amounts maturing between one and two years | (162) | 30 | (192) |
| Amounts maturing between two and five years | (249) | 8 | (257) |
| Amounts to mature thereafter | (78) | - | (78) |
| Total | (935) | 713 | (1,648) |

**Summary of contracted Uranium sales as at December 31, 2006**

The Company had the following forward pricing Uranium commitments against future production:

| Year | lbs( '000) [1] | Average contracted price ($/lbs) [2] |
|---|---|---|
| 2007 | 1,503 | $ 16.47 |
| 2008 | 1,869 | $ 21.99 |
| 2009 | 919 | $ 29.91 |
| 2010 - 2013 | 1,976 | $ 35.37 |

[1]    Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
[2]    Certain contracts are subject to market related price adjustment mechanisms.  In these cases, the price disclosed indicates the previous periodic price resets.

26.   **FINANCIAL RISK MANAGEMENT ACTIVITIES** *(continued)*

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

**Cash and cash equivalents and short-term debt**
The carrying amounts approximate fair value because of the short-term duration of these instruments.

**Long-term debt**
The fair value of listed fixed rate debt and the Convertible Bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

**Derivatives**
The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2006 and 2005. The amounts include those contracts accounted for as normal purchases and sales.

27.   **ADDITIONAL CASH FLOW INFORMATION**

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| **Non-cash items** | | | |
| Reported as non-cash items in the statements of consolidated cash flows are the following: | | | |
| Amortization: | | | |
| Mining assets, acquired properties and amortized intangibles | 699 | 593 | 445 |
| | | | |
| Impairment: | | | |
| Mining assets | 6 | 43 | 1 |
| Acquired properties | - | 74 | - |
| Goodwill, other intangibles and non-marketable equity investments | - | 24 | 2 |
| | - | 141 | 3 |
| Interest paid during the year | 82 | 57 | 59 |
| Taxation paid during the year | 110 | 22 | 28 |

28.   **EMPLOYEE BENEFIT PLANS**

**Defined Benefit Plans**
The Company has made provision for pension and medical schemes covering substantially all employees. The retirement schemes as at December 31, 2006, 2005 and 2004, consists of the following which reflects the following provision values:

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| AngloGold Ashanti Pension Fund (asset) | (38) | (8) | (8) |
| Post Retirement medical scheme for AngloGold Ashanti South African employees | 159 | 188 | 152 |
| Other defined benefit plans | 11 | 10 | 19 |
| **Sub Total** | 132 | 190 | 163 |
| Transferred to other non-current assets | | | |
| AngloGold Ashanti Pension Fund | 38 | 8 | 8 |
| Post retirement medical scheme for Rand Refinery employees | 2 | 2 | 2 |
| **Total Provision** | 172 | 200 | 173 |

**28. EMPLOYEE BENEFIT PLANS** *(continued)*

**South Africa Defined Benefit Pension Fund**

The plan is evaluated by independent actuaries on an annual basis as at December 31, of each year. A formal statutory valuation is required by legislation every three years. The previous statutory valuation was carried out with an effective date of December 31, 2005, and was completed in June of 2006. The next statutory valuation will have an effective date no later than December 31, 2008. The valuation as at December 31, 2006 was completed at the beginning of 2007. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. The accumulated benefit obligation at December 31, 2006 is $188 million.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

**Information with respect to the Defined Benefit Fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:**

| | Pension benefits | | |
| --- | --- | --- | --- |
| | 2006 | 2005 | 2004 |
| | $ | $ | $ |
| **Change in benefit obligation** | | | |
| Benefit obligation at January 1, | 222 | 216 | 162 |
| Service cost | 7 | 6 | 6 |
| Interest cost | 16 | 14 | 14 |
| Plan participants' contributions | 2 | 2 | 2 |
| Actuarial loss | 12 | 31 | 10 |
| Benefits paid | (14) | (24) | (13) |
| Translation | (21) | (23) | 35 |
| Benefit obligation at December 31, | 224 | 222 | 216 |
| | | | |
| **Change in plan assets** | | | |
| Fair value of plan assets at January 1, | 230 | 204 | 137 |
| Actual return on plan assets | 62 | 57 | 34 |
| Company contributions | 6 | 13 | 12 |
| Plan participants' contributions | 2 | 2 | 2 |
| Benefits paid | (14) | (24) | (13) |
| Translation | (24) | (22) | 32 |
| Fair value of plan assets at December 31, | 262 | 230 | 204 |
| | | | |
| Funded status at end of year | 38 | 8 | (12) |
| Unrecognized net actuarial loss | - | - | 20 |
| Net amount recognized | 38 | 8 | 8 |
| | | | |
| **Components of net periodic benefit cost** | | | |
| Service cost | 7 | 6 | 6 |
| Interest cost | 16 | 14 | 14 |
| Actuarial gains and losses | (28) | (10) | 10 |
| Expected return on assets | (22) | (16) | (15) |
| Amortization of actuarial gains and losses | - | - | 1 |
| Net periodic benefit cost | (27) | (6) | 16 |

| | Pension benefits | | |
| --- | --- | --- | --- |
| | 2006 | 2005 | 2004 |
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | 8.00% | 7.75% | 7.5% |
| Rate of compensation increase[1] | 5.50% | 5.00% | 5.0% |
| | | | |
| **Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,** | | | |
| Discount rate | 8.00% | 7.75% | 7.5% |
| Expected long-term return on plan assets | 10.50% | 10.14% | 7.5% |
| Rate of compensation increase[1] | 5.50% | 5.00% | 5.0% |
| Pension increase | 4.28% | 4.05% | 2.9% |

[1] The short-term compensation rate increase is 6% (2005: 5%) and the long-term compensation rate increase is 5.5% (2005: 5%).

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

|  | Pension benefits | |
|---|---|---|
|  | **2006** | **2005** |
| **Plan assets** | | |
| AngloGold Ashanti's pension plan asset allocations at December 31, 2006 and 2005, by asset category are as follows: | | |
| **Asset Category** | | |
| Equity securities | 68% | 69% |
| Debt securities | 28% | 30% |
| Other | 4% | 1% |
|  | 100% | 100% |

**Investment Policy**

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

|  | No. of Shares | 2006 Percentage of total assets | Fair Value $ | 2005 Percentage of total assets | Fair Value $ |
|---|---|---|---|---|---|
| **Related Parties** | | | | | |
| Investments held in related parties are summarized as follows: | | | | | |
| **Equity Securities** | | | | | |
| Anglo American plc | 40,400 | 0.8% | 2 | 11.9% | 27 |
| AngloGold Ashanti | 32,960 | 0.6% | 2 | 0.8% | 2 |
| **With fellow subsidiaries of AA plc group to April 2006**[1] | | | | | |
| Anglo American Platinum Group | | | | 13.5% | 31 |
| Tongaat Hulett Group | | | | 1.1% | 3 |
|  | | | 4 | | 63 |
| **Other investments exceeding 5% of total plan assets** | | | | | |
| **Bonds** | | | | | |
| RSA 2015 Government Bonds 13.5% | | | - | 5.4% | 18 |
| RSA 2010 Government Bonds 13% | | | - | 7.8% | 12 |
|  | | | - | | 30 |

No investment exceeded 5% of total plan assets in 2006.

[1] During the year, AngloGold Ashanti Limited launched an equity offering which reduced Anglo American plc's interest in AngloGold Ashanti Limited. At December 31, 2006 Anglo American plc holds an 41.67% interest in AngloGold Ashanti Limited.

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

**Cash Flows**
**Contributions**
The Company expects to contribute $6 million (2006: $7 million) to its
pension plan in 2007.

| | 2006 |
| --- | ---: |
| | $ |

**Estimated future benefit payments**
The following pension benefit payments, which reflect the expected future service, as appropriate, are
expected to be paid:

| | |
| --- | ---: |
| 2007 | 14 |
| 2008 | 13 |
| 2009 | 13 |
| 2010 | 13 |
| 2011 | 13 |
| Thereafter | 158 |

**South Africa post-retirement medical benefits**
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2006.

**Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:**

| | Other benefits | | |
| --- | ---: | ---: | ---: |
| | 2006 | 2005 | 2004 |
| | $ | $ | $ |
| **Change in benefit obligation** | | | |
| Benefit obligation at January 1, | 188 | 166 | 128 |
| Service cost | 1 | 1 | 1 |
| Interest cost | 13 | 12 | 13 |
| Plan participants contributions | 5 | 5 | 10 |
| Benefits paid | (17) | (16) | (24) |
| Actuarial loss/(gain) | (14) | 38 | 15 |
| Translation | (17) | (18) | 23 |
| Benefit obligation at December 31, | 159 | 188 | 166 |
| Unfunded status of the end of the year | (159) | (188) | (166) |
| Unrecognized actuarial loss | - | - | 14 |
| Net amount recognized | (159) | (188) | (152) |

|  | Other benefits | | |
|---|---|---|---|
|  | **2006** | **2005** | **2004** |
|  | **$** | **$** | **$** |
| **Components of net periodic benefit cost** | | | |
| Service cost | 1 | 1 | 1 |
| Interest cost | 13 | 12 | 13 |
| Actuarial gains and losses | (14) | 38 | 15 |
| Amortization of prior service cost | - | - | 1 |
|  | - | 51 | 30 |

**The assumptions used in calculating the above amounts are:**

|  | | | |
|---|---|---|---|
| Discount rate | 8.00% | 7.75% | 9% |
| Expected increase in health care costs | 4.75% | 5.00% | 5% |

**Assumed health care cost trend rates at December 31**

|  | | | |
|---|---|---|---|
| Health care cost trend assumed for next year | 4.75% | 5.00% | 5.0% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | 4.75% | 5.00% | 5.0% |
| Year that the rate reaches the ultimate trend | N/A | N/A | N/A |

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

|  | 1-percentage point increase | 1-percentage point decrease |
|---|---|---|
| Effect on total service and interest cost | 2 | (1) |
| Effect on post-retirement benefit obligation | 17 | (14) |

**Cash flows**
Post-retirement medical plan
AngloGold Ashanti expects to contribute $25 million (2006: $13 million) to the post-retirement medical plan in 2007.

| **Estimated future benefit payments** | **$ million** |
|---|---|
| The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid: | |
| 2007 | 11 |
| 2008 | 11 |
| 2009 | 11 |
| 2010 | 12 |
| 2011 | 12 |
| Thereafter | 102 |

**Other Defined Benefit Plans**

Other plans comprise the following and have been aggregated in the tables of change in benefit obligations, change in plan assets and components of Net Periodic Benefit Cost.

**Information with respect to the South American Brasil Fundambrás pension plan, for the year ended December 31, as follows:**

On November 30, 1998 the defined benefit fund was converted to a defined contribution fund with an actuarial net liability of $6 million. This liability is revised annually by independent actuaries. The transfer of funds has been approved by the governmental SPC agency and the actuarial net liability was transferred to a defined contribution plan on September 30, 2005.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | N/A | N/A | 11.3% |
| Rate of compensation increase | N/A | N/A | 7.1% |
| **Weighted-average assumptions used to determine net periodic benefit cost at December 31,** | | | |
| Discount rate | N/A | N/A | 11.3% |
| Expected long-term return on plan assets | N/A | N/A | 11.3% |
| Rate of compensation increase | N/A | N/A | 7.1% |
| Pension increase | N/A | N/A | 5.0% |

No valuation is necessary at December 31, 2006 as the fund was converted during 2005 to a defined contribution plan.

**Information with respect to the Ashanti Retired Staff pension plan, for the year ended December 31, is as follows:**

The pension scheme provides a retirement benefit to former Ashanti employees that were based at the former London office. The scheme is closed to new members and participants are either retired or deferred members. The plan is evaluated by actuaries on an annual basis using the projected unit credit funding method. The contributions are made to the plan and it is funded with a marginal shortfall of $1 million (2005: $0.2 million).

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | 5.00% | 5.00% | 5.8% |
| Rate of compensation increase | N/A | N/A | N/A |
| **Weighted-average assumptions used to determine net periodic benefit cost at December 31,** | | | |
| Discount rate | 5.00% | 5.00% | 5.8% |
| Expected long-term return on plan assets | 6.13% | 6.07% | 5.8% |
| Rate of compensation increase | N/A | N/A | N/A |
| Pension increase | 2.50% | 2.50% | 2.5% |

The expected long-term return on plan assets is determined using the after tax return of domestic bonds, fixed deposits and equity securities

28.  **EMPLOYEE BENEFIT PLANS** *(continued)*

|  | **2006** | **2005** |
|---|---|---|

**Plan assets**

The Ashanti Retired Staff defined benefit pension plan asset allocations at December 31, 2006 and 2005, by asset category are as follows:

| Asset Category | | |
|---|---|---|
| Equity securities | 55% | 51% |
| Debt securities | 40% | 41% |
| Cash | 4% | 6% |
| Property | 1% | 2% |
| | 100% | 100% |

**Information with respect to the Obuasi Mines Staff Pension Scheme, for the year ended December 31, is as follows:**

The scheme provides monthly payments in Ghanaian currency (indexed to the US dollar) to retirees until death.  The benefits for the scheme are based on the years of service and the compensation levels of the covered retirees.  The scheme is closed to new members and all the scheme participants are retired.  The scheme is unfunded and accordingly, no assets related to the scheme are recorded.

| | **2006** | **2005** | **2004** |
|---|---|---|---|
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | 5.00% | 4.00% | 4.0% |
| Rate of compensation increase | N/A | N/A | N/A |
| | | | |
| **Weighted-average assumptions used to determine net periodic benefit cost at December 31,** | | | |
| Discount rate | 5.00% | 4.00% | 4.0% |
| Rate of compensation increase | N/A | N/A | N/A |
| Pension increase | 4.50% | 3.00% | 4.5% |

28.  **EMPLOYEE BENEFIT PLANS** *(continued)*

**Information with respect to the Retiree Medical Plan, which includes benefits for AngloGold Ashanti USA employees, for the year ended December 31, is as follows:**

**North America Retiree Medical Plan** – AngloGold Ashanti USA provides health care and life insurance benefits for certain retired employees under the AngloGold North America Retiree Medical Plan (the "Retiree Medical Plan"). With effect December 31, 1999, no additional employees were eligible to receive post-retirement benefits under the Retiree Medical Plan. Curtailment accounting was applied at December 31, 1999.

The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in September 2006 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti USA under the Retiree Medical Plan. The evaluation of the Retiree Medical Plan reflected liabilities of $2 million (2005: $2 million, 2004: $2 million). The Retiree Medical Plan is an unfunded plan. The Retiree Medical Plan is evaluated on an annual basis using the projected benefit method.

| | Other benefits 2006 | Other benefits 2005 | Other benefits 2004 |
|---|---|---|---|
| **The assumptions used in calculating the benefit obligations at December 31,** | | | |
| Discount rate | 5.00% | 5.50% | 6.0% |
| Expected return on plan assets | N/A | N/A | N/A |
| Rate of compensation increase[(1)] | N/A | N/A | N/A |

[(1)]  *The Company does not share in future cost increases and therefore the rate of compensation increase is not applicable.*

**Information with respect to the Nufcor South Africa Retiree Medical Plan, which includes benefits for the Nufcor South Africa past employees, for the year ended December 31, is as follows:**

| | Other benefits 2006 | Other benefits 2005 | Other benefits 2004 |
|---|---|---|---|
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | 8.50% | 7.75% | 11.0% |
| Expected increase in health care costs | 6.50% | 5.75% | 9.0% |
| Expected return on plan assets | 8.50% | 7.75% | 11.0% |
| **Plan Assets** | | | |
| The asset allocation of the Nufcor South Africa post retirement medical fund at December 31, 2006 by asset category are as follows: | | | |
| **Asset Category** | | | |
| Unit Trust Investment Funds | 100% | 100% | 100% |
| | 100% | 100% | 100% |

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

**Information with respect to the Post Retirement Medical Plan and Obligation for the Rand Refinery Ltd employees, for the year ended December 31, is as follows:**

| | Other benefits 2006 | Other benefits 2005 | Other benefits 2004 |
|---|---|---|---|
| **Assumptions** | | | |
| **Weighted-average assumptions used to determine benefit obligations at December 31,** | | | |
| Discount rate | 8.50% | 7.75% | 10.0% |
| Expected increase in health care costs | 6.50% | 5.75% | 8.0% |
| Expected return on plan assets | 7.77% | 7.26% | 10.0% |
| **Plan Assets** | | | |
| The asset allocation of the Rand Refinery post retirement medical fund at December 31, 2006 by asset category are as follows: | | | |
| **Asset Category** | | | |
| Debt securities | 76% | 75% | |
| Cash | 24% | 25% | |
| | 100% | 100% | |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **North America Supplemental Employee Retirement Plan (SERP)** | | | |
| Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in September 2006 who took into account long-term estimates of inflation, mortality rates in determining the obligation of AngloGold Ashanti USA under the SERP. This evaluation of the SERP reflected plan liabilities of $1 million (2005: $1 million, 2004: $1 million). The SERP is an unfunded plan and is evaluated by actuaries on an annual basis using the projected benefit method. | | | |
| **Weighted-average assumptions used to determine benefit obligations at the end of the year are as follows:** | | | |
| Discount rate | 5.00% | 5.5% | 6.0% |
| Expected return on plan assets | N/A | N/A | N/A |
| Rate of compensation increase | N/A | N/A | N/A |
| **Weighted-average assumptions used to determine the net periodic benefit cost of the year:** | | | |
| Discount rate | 5.00% | 5.50% | 6.00% |
| Expected return on plan assets | N/A | N/A | N/A |
| Rate of compensation increase | N/A | N/A | N/A |
| Pension increase[(1)] | N/A | N/A | N/A |

[(1)] Pension benefits are fixed and pension inflation thus not relevant.

**Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:**

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| **Change in benefit obligations** | | | |
| Balance at January 1, | 18 | 41 | 18 |
| Acquisition of subsidiary | - | - | 14 |
| Transfer in | - | - | 3 |
| Interest cost | - | 2 | 2 |
| Actuarial loss | 2 | - | 3 |
| Settlements and Curtailments | - | (25) | - |
| Benefits paid | (1) | (2) | (1) |
| Translation | - | 2 | 2 |
| Balance at December 31, | 19 | 18 | 41 |

28.  **EMPLOYEE BENEFIT PLANS** *(continued)*

| | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| **Change in plan assets** | | | |
| Fair value of plan assets at January 1, | 8 | 23 | 14 |
| Transfer in | - | - | 5 |
| Actual return on plan assets | - | 1 | 3 |
| Settlements and curtailments | - | (15) | - |
| Benefit paid | - | (1) | (1) |
| Translation | - | - | 2 |
| Fair value of plan assets at December 31, | 8 | 8 | 23 |
| | | | |
| Unfunded status at end of year | (11) | (10) | (18) |
| Unrecognized net actuarial gain | - | - | (1) |
| Net amount recognized | (11) | (10) | (19) |
| | | | |
| **Components of net periodic benefit cost** | | | |
| Interest cost | - | 2 | 2 |
| Actuarial gains and losses | 2 | - | 3 |
| Expected return on plan assets | - | (1) | (1) |
| Amortization of actuarial gains and losses | - | - | (2) |
| | 2 | 1 | 2 |

**Cash flows**

The other retirement defined benefit plans are all closed to new members and the current members are either retired or deferred members.  The Company does not make a contribution to these plans.

**Estimated Future Benefit Payments**

The following future benefit payments, which reflect the expected future service lives, as appropriate, are expected to be paid:

| | |
|---|---|
| 2007 | 1 |
| 2008 | 1 |
| 2009 | 1 |
| 2010 | 1 |
| 2011 | 1 |
| Thereafter | 14 |

**Defined Contribution Funds**

Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of contributions to retirement benefits for the year amounted to $40 million (2005: $31 million, 2004: $40 million).

**Australia**

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death.  The fund is a multi-industry national fund with defined contribution arrangements.  Contribution rates by the operation on behalf of employees varies, with minimum contributions, meeting compliance requirements under the Superannuation Guarantee legislation.  Members also have the option of contributing to approved personal superannuation funds.  The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the Company of all these contributions amounted to $2 million (2005: $2 million, 2004: $2 million).

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

28. **EMPLOYEE BENEFIT PLANS** *(continued)*

### Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance Company. Both the Company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2005: $1 million, 2004: $1 million).

### Mali (Sadiola, Yatela and Morila)

The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the Government social security fund, and the Company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The cost of providing retirement benefits for the year amounted to $1 million (2005: $2 million, 2004: $4 million). The Sadiola, Yatela and Morila Joint Ventures are equity accounted. Refer to Note 15.

### Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the Company also makes a contribution on the employee's behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the Parastatal Provident Fund (PPF) with membership available to permanent National employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti employees seconded in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti. The Company contributes to the National Social Security Fund (NSSF) on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

### North America

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA's contributions were $2 million (2005: $2 million, 2004: $2 million).

### South America

The AngloGold Ashanti South America region operates defined contribution arrangements for their employees in Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL fund, similar to the American 401 (k) type of plan, started in December 2001. Administered by Bradesco Previdencia e Seguros (which assume the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Contributions amounted to $2 million (2005: $1 million, 2004: $1 million).

### Ghana and Guinea

Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea governments' treasury instruments, fixed interest deposits and other projects. The costs of these contributions for the year amounted to $3 million (2005: $3 million, 2004: $2 million).

### South Africa

South Africa contributes to various industry-based pension and provident retirement plans which covers substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company's assets. The cost of providing these benefits amounted to $29 million (2005: $20 million, 2004: $29 million).

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

29. **SEGMENT AND GEOGRAPHICAL INFORMATION**

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore information regarding separate geographic segments is provided. This information is consistent with the information used by the Company's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

| Business segment data | Year ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | $ | $ | $ |
| **Revenues** | | | |
| Revenues from product sales: | | | |
| South Africa | 1,347 | 1,153 | 1,118 |
| Argentina | 125 | 101 | 97 |
| Australia | 271 | 213 | 172 |
| Brazil | 228 | 172 | 158 |
| Ghana | 281 | 314 | 206 |
| Guinea | 149 | 127 | 44 |
| Mali | 317 | 242 | 182 |
| Namibia | 50 | 36 | 27 |
| Tanzania | 137 | 233 | 207 |
| USA | 95 | 104 | 105 |
| Zimbabwe | - | - | 4 |
| | 3,000 | 2,695 | 2,320 |
| Less: Equity method investments included above | (317) | (242) | (224) |
| Total revenues | 2,683 | 2,453 | 2,096 |
| | | | |
| **Depreciation and amortization expense** | | | |
| South Africa | 324 | 248 | 192 |
| Argentina | 35 | 22 | 28 |
| Australia | 39 | 35 | 30 |
| Brazil | 35 | 33 | 27 |
| Ghana | 119 | 113 | 70 |
| Guinea | 52 | 39 | 10 |
| Mali | 50 | 60 | 57 |
| Namibia | 7 | 7 | 5 |
| Tanzania | 49 | 56 | 47 |
| USA | 39 | 40 | 40 |
| Zimbabwe | - | - | 1 |
| | 749 | 653 | 507 |
| Less: Equity method investments included above | (50) | (60) | (62) |
| Total depreciation and amortization expense | 699 | 593 | 445 |
| | | | |
| **Segment income/(loss)** | | | |
| South Africa | 359 | (38) | 77 |
| Argentina | 43 | 37 | 24 |
| Australia | 82 | 39 | 54 |
| Brazil | 92 | 60 | 103 |
| Ghana | (65) | (96) | (11) |
| Guinea | (16) | 7 | (19) |
| Mali | 126 | 39 | 13 |
| Namibia | 19 | 11 | 2 |
| Tanzania | (132) | (35) | 14 |
| USA | (13) | (21) | (7) |
| Other, including Corporate and Non-gold producing subsidiaries | (54) | (48) | (4) |
| Total segment income/(loss) | 441 | (45) | 246 |

29.  **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

| Business segment data | Year ended December 31 | | |
|---|---|---|---|
| | **2006**<br>**$** | **2005**<br>**$** | **2004**<br>**$** |
| **Reconciliation of segment income/(loss) to Net income** | | | |
| Segment total | 441 | (45) | 246 |
| Exploration costs | (58) | (44) | (44) |
| General and administrative expenses | (140) | (71) | (58) |
| Market development costs | (16) | (13) | (15) |
| Non-hedge derivative loss | (208) | (142) | (123) |
| Other operating costs and expenses | (16) | (9) | (8) |
| Taxation (expense)/benefit | (122) | 121 | 132 |
| Discontinued operations | 6 | (44) | (11) |
| Minority interest | (29) | (23) | (22) |
| Cumulative effect of accounting change | - | (22) | - |
| Net (loss)/income | (142) | (292) | 97 |
| | | | |
| **Segment assets** | | | |
| South Africa | 3,093 | 3,019 | 3,431 |
| Argentina | 254 | 248 | 260 |
| Australia | 805 | 737 | 711 |
| Brazil | 544 | 371 | 340 |
| Ghana | 2,058 | 2,104 | 2,126 |
| Guinea | 357 | 349 | 325 |
| Mali | 280 [1] | 309 [1] | 344 [1] |
| Namibia | 64 | 51 | 38 |
| Tanzania | 1,382 | 1,281 | 1,065 |
| USA | 507 | 429 | 408 |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 169 | 215 | 348 |
| Total segment assets | 9,513 | 9,113 | 9,396 |
| | | | |
| **Expenditure for additions to long-lived assets** | | | |
| South Africa | 321 | 347 | 333 |
| Argentina | 19 | 15 | 13 |
| Australia | 86 | 38 | 28 |
| Brazil | 186 | 85 | 40 |
| Ghana | 97 | 90 | 42 |
| Guinea | 16 | 36 | 57 |
| Mali | 6 | 12 | 11 |
| Namibia | 5 | 5 | 21 |
| Tanzania | 67 | 78 | 13 |
| USA | 13 | 8 | 16 |
| Zimbabwe | - | - | 1 |
| Other, including Corporate and Non-gold producing subsidiaries | 1 | 8 | 8 |
| | 817 | 722 | 583 |
| Less: Equity method investments included above | (6) | (12) | (12) |
| Total expenditure for additions to long-lived assets | 811 | 710 | 571 |
| | | | |
| **Geographical area data** | | | |
| **Total revenues** | | | |
| South Africa | 1,365 | 1,165 | 1,143 |
| Argentina | 126 | 103 | 100 |
| Australia | 272 | 215 | 172 |
| Brazil | 230 | 178 | 173 |
| Ghana | 281 | 314 | 209 |
| Guinea | 145 | 127 | 44 |
| Mali | 321 | 236 | 181 |
| Namibia | 51 | 36 | 28 |
| Tanzania | 137 | 233 | 208 |
| USA | 95 | 106 | 106 |
| Zimbabwe | - | - | 4 |
| Other, including Corporate and Non-gold producing subsidiaries | 13 | 8 | 6 |
| | 3,036 | 2,721 | 2,374 |
| Less: Equity method investments included above | (321) | (236) | (223) |
| Total revenues | 2,715 | 2,485 | 2,151 |

[1]  Investment held.

29. **SEGMENT AND GEOGRAPHICAL INFORMATION** *(continued)*

| Business segment data | Year ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | **$** | **$** | **$** |
| **Long-lived assets by area** | | | |
| South Africa | 2,370 | 2,482 | 2,789 |
| Argentina | 183 | 200 | 179 |
| Australia | 650 | 606 | 629 |
| Brazil | 454 | 299 | 223 |
| Ghana | 1,875 | 2,002 | 2,036 |
| Guinea | 254 | 286 | 288 |
| Mali | 281 [1] | 309 [1] | 344 [1] |
| Namibia | 22 | 25 | 27 |
| Tanzania | 1,121 | 1,079 | 979 |
| USA | 367 | 347 | 286 |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 60 | 77 | 199 |
| Total long-lived assets | 7,637 | 7,712 | 7,979 |

[1] Investment held.

30. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS**

**Employee Share Incentive Scheme**

Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations", as permitted by SFAS123. On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method.

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme ("Share Incentive Scheme") for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the Company and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options which have been granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures[1] currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2006, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 7,596,494 (December 31, 2005: 7,285,807), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2006 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 379,825 shares.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank *pari passu* with issued shares in all respects, including participation in dividends declared by the Company.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

[1] The debenture incentive options were cancelled on June 30, 2001 in exchange for stock incentive options.

**Employee Share Ownership Plan (ESOP)**
On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso employee share ownership plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between employees and the Company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (Izingwe) and recorded a cost of $19 million during 2006, which is included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:

- AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price.

**Total Plan Employee Costs**
On December 31, 2006, the Company has five stock-based compensation plans (including the ESOP above), which are described below. Total compensation cost charged against income for these plans was $42 million, $2 million and $4 million (credit) for 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, less than $1 million income tax benefit was recognized in the income statement for share-based compensation arrangements, no income tax benefit was recognised in 2005 and 2004. The Company did not capitalize compensation cost as part of the cost of an asset during any of these periods.

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 3,522,314 (2005: 3,524,097).

**Options**
An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the rules of the Share Incentive Scheme. It is personal to the employee to whom it is addressed and may only be accepted by him, his family, his company or his family trust.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:

- *Time related options*
  As approved by shareholders at the general meeting held on June 4, 1998 and amended by shareholders at the general meeting held on April 30, 2002, time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

  No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

|  | 2006 Options (000) | 2006 Weighted- average exercise price R | 2006 Weighted- average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | 865 | 127 | 4.6 | - |
| Granted | - | - | - | - |
| Exercised | (390) | 128 | - | - |
| Forfeited (terminations) | (2) | 211 | - | - |
| Outstanding at the end of the year | 473 | 126 | 3.5 | 96 625 |
| Exercisable at the end of the year | 465 | 124 | 3.5 | 95 887 |

During the years ended December 31, 2006, 2005 and 2004 the Company recognized $1 million, $nil million and $nil million, respectively, compensation expense related to time-based awards.

- *Performance related options*
  As approved by shareholders at the general meeting held on April 30, 2002, performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met.  If the performance condition is not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis.  Options are normally exercisable, subject to satisfaction of the performance condition, between three and ten years from date of grant.  As none of the performance criteria of the options issued in 2002 and 2003 were met in the initial three years, the grantor decided to roll the schemes forward on a "roll over reset" basis to be reviewed annually. The performance criteria of the options issued in 2002 and 2003 were achieved during 2006.  The performance criteria of the 2004 options is expected to be met.

The performance related options' compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.

No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under this criteria may be exercised or will expire.

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

|  | 2006 Options (000) | 2006 Weighted- average exercise price R | 2006 Weighted- average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | 2,897 | 248 | 7 | - |
| Granted | - | - | - | - |
| Exercised | (4) | 251 | - | - |
| Forfeited (terminations) | (307) | 248 | - | - |
| Outstanding at the end of the year | 2,586 | 248 | 7 | 212,760 |
| Exercisable at the end of the year | 1,674 | 258 | 7 | 119,803 |

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

During the years ended December 31, 2006, 2005 and 2004 the Company recognized $29 million, $nil million and $4 million (credit), respectively, compensation expense related to performance related awards.

During 2006 a total of 394,150 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As of December 31, 2006, there was $4 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1 year.

The weighted average of all options outstanding as at December 31, 2006 is as follows:

| Range of exercise Prices R | Quantity of options within range (000) | Weighted average exercise price R | Weighted average contractual life Years |
|---|---|---|---|
| 95 – 143 | 405 | 117.19 | 3.29 |
| 144 - 211 | 48 | 152.25 | 4.40 |
| 212 - 300 | 2,606 | 247.63 | 6.58 |
| | 3,059 [1] | 228.85 | 4.76 |

[1]   Represents a total of 473,260 time related options and 2,585,800 performance related options outstanding as at December 31, 2006.

No options expired during the year ended December 31, 2006.

Since December 31, 2006 to and including May 31, 2007, 582,700 options have been exercised and 44,400 options have lapsed.

No grants were made with respect to the time related scheme options and performance related options during 2005 and 2006.  The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model.   The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior expected volatility is based on the historical volatility of the Company's stock.   These estimates involve inherent uncertainties and the application of management judgment.  In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.   As a result, if other assumptions had been used, the Company's recorded and pro forma stock-based compensation expense could have been different from that reported.  The Black-Scholes option-pricing model used the following assumption, respectively:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| Risk-free interest rate | 11.00% | 11.00% | 8.18% |
| Dividend yield | 4.27% | 4.27% | 2.27% |
| Volatility factor of market share price | 0.390 | 0.390 | 0.300 |
| Weighted average expected life | 7 years | 7 years | 7 years |
| Calculated fair value | R100.20 | R77.76 | R94.65 |

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period in 2005 and 2004.  The following table illustrates pro forma[2] information for 2005 and 2004 (in millions except for per share information):

| | 2005 $ | 2004 $ |
|---|---|---|
| Pro forma net (loss)/income | (292) | 90 |
| Pro forma (loss)/earnings per common share | | |
|   Basic (cents) | (110) | 36 |
|   Diluted (cents)[1] | (110) | 36 |

[1]   The calculation of diluted (loss)/earnings per common share for 2005 and 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.  The calculation of diluted (loss)/earnings per common share for 2005 did not assume the effect of 601,315 shares issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.
[2]   No pro forma data is provided for 2006 as the Company adopted the modified prospective transition method when adopting FAS 123(R), with effective date January 1, 2006.

**Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)**

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme, which had been approved April 30, 2002. Options which have been granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.

**Bonus Share Plan (BSP)**

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a Company under the control of AngloGold Ashanti, unless the board of directors (the board) excludes such a Company. An award in terms of the BSP may be made at any date at the discretion of the board. The board is required to determine a BSP award value and this will be converted to a 'share' amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2006 a total of 4,249 common shares were issued in terms of the BSP rules.

The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value of each BSP awarded in 2006 is R308.00 (awarded in 2005: R197.50) per share, including dividends, or R286.75 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on March 8, 2009 for the 2006 award (2005 award: May 4, 2008) and will expire if not exercised by March 7, 2016 for the 2006 award (2005 award: May 3, 2015).

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

| | 2006 (000) | 2006 Weighted-average exercise price R | 2006 Weighted-average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | 272 | 198 | 9 | - |
| Granted | 254 | 308 | - | - |
| Exercised | (4) | 199 | - | - |
| Forfeited (terminations) | (41) | 237 | - | - |
| Outstanding at the end of the year | 481 | 252 | 9 | 158 588 |
| Exercisable at the end of the year | - | - | - | - |

**Long-Term Incentive Plan (LTIP)**

The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management of participating companies. Participating companies include AngloGold Ashanti, any subsidiary of AngloGold Ashanti or a Company under the control of AngloGold Ashanti unless the board excludes such a Company. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even be more than once a year. The board is required to determine an LTIP award value and this will be converted to a 'share' amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

The AngloGold Ashanti Remuneration Committee has at their discretion, the right to pay dividends, or dividend equivalents, to the participants of the LTIP. The fair value of each LTIP awarded in 2006 is R327.00 (awarded in 2005: R197.50) per share, including dividends, or R304.44 (2005: R190.76) per share, excluding dividends. Having no history of any discretionary dividend payments, the higher fair value was used to determine the income statement expense. The fair value is equal to the award value determined by the board. The awards vest on July 31, 2009 for the 2006 award (2005 award: May 4, 2008) and will expire if not exercised by July 31, 2016 for the 2006 award (2005 award: May 3, 2015).

30. **ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS** *(continued)*

The main performance conditions in terms of the LTIP issued in 2005 are:
- up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
- up to 40 percent of an award will be determined by real growth (above US inflation) in an adjusted earnings per share over the performance period;
- up to 20 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

The main performance conditions in terms of the LTIP issued in 2006 are:
- up to 40 percent of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparator gold-producing companies;
- up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;
- up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three year's service is required.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

|  | 2006 (000) | 2006 Weighted-average exercise price R | 2006 Weighted-average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | 364 | 198 | 9 | - |
| Granted | 317 | 327 | - | - |
| Exercised | - | - | - | - |
| Forfeited (terminations) | (20) | 198 | - | - |
| Outstanding at the end of the year | 661 | 260 | 9 | 217 851 |
| Exercisable at the end of the year | - | - | - | - |

During the years ended December 31, 2006 and 2005 the Company recognized a compensation expense of $9 million and $2 million, respectively, related to BSP and LTIP awards.

As of December 31, 2006, there was $19 million of unrecognized compensation cost related to unvested awards of the BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

**Employee Share Ownership Plan (ESOP)**
The award of free shares to employees:

The fair value of each free share awarded in 2006 is R320. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. The fair value is equal to the market value at the date-of-grant. A fifth of the amount vests after service in 2009, and a further fifth vests in each subsequent year and will be cancelled if not exercised on November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

| | 2006 (000) | 2006 Weighted-average exercise price R | 2006 Weighted-average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | - | - | - | - |
| Granted | 929 | 320 | - | - |
| Exercised | - | - | - | - |
| Forfeited (terminations) | - | - | - | - |
| Outstanding at the end of the year | 929 | 320 | 5 | 306 425 |
| Exercisable at the end of the year | 7 | 320 | - | - |

The award of E ordinary shares to the employees:

The average fair value of the E ordinary shares granted to employees on December 13, 2006 was R105. Dividends declared in respect of the E shares will firstly be allocated to cover administration expenses of the trust, where after it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of awards granted is derived from historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the Company's stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company's recorded compensation expense could have been different from that reported. The Black-Scholes option-pricing model used the following assumptions for the year ended December 31, 2006, weighted-average risk free interest rates of 7%; dividend yield of 2.3% and volatility of 36%.

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

| | 2006 Options (000) | 2006 Weighted-average exercise price R | 2006 Weighted-average remaining contractual term (Years) | 2006 Aggregate Intrinsic Value R (000) |
|---|---|---|---|---|
| Outstanding at the beginning of the year | - | - | - | - |
| Granted | 2,786 | 289 | - | - |
| Exercised | - | - | - | - |
| Forfeited (terminations) | - | - | - | - |
| Outstanding at the end of the year | 2,786 | 289 | 5 | 114 217 |
| Exercisable at the end of the year | 21 | 289 | - | - |

Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.

During the year ended December 31, 2006, the Company recognized a compensation expense of $3 million related to the ESOP scheme.

As of December 31, 2006, there was $64 million of unrecognized compensation cost related to unvested awards of the ESOP scheme. This cost is expected to be recognized over the scheme term of 7 years.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

31. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT**

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (MPRDA) vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy (DME) has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by Historically Disadvantaged South Africans (HDSAs) of its South African mining assets by May 1, 2009, and 26 percent ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The Company has submitted to the DME two Social and Labor Plans – one for each of its main mining regions – detailing its specific goals in these areas.

The Scorecard allows for a portion of "offset" against these HDSA's equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. AngloGold Ashanti carries out such downstream activities and believes these will be recognized in terms of a framework currently being devised by the South African government.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past seven years (estimates to be equivalent to 20 percent of AngloGold Ashanti's South African production). Furthermore, at the end of 2006 AngloGold Ashanti implemented an Employee Share Ownership Program (ESOP) and Black Economic Empowerment (BEE) transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the Company's stated strategic intention to develop means of promoting broad based equity participation in the Company by HDSAs and with an undertaking made to the DME as a condition for the granting to the Company of its new order mineral rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40 percent of management roles being held by HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect the Company's results of operations.

AngloGold Ashanti was informed on August 1, 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in South Africa. AngloGold Ashanti has reviewed certain draft notarial rights agreements, which it received from the Department of Minerals and Energy relating to the various rights. The notarial agreement for the West Wits operations has subsequently been executed and registered as has the notarial agreement for Jonkerskraw, which forms a portion of the Vaal River rights. The notarial agreement for the Vaal River operations are pending. AngloGold Ashanti submitted two applications to DME for the conversion of two unused old order prospecting rights to new order prospecting rights, one of which it has subsequently withdrawn. The DME has approved the conversion of the remaining prospecting right which had been registered.

31. **MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT** *(continued)*

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years.

Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations in terms of the guidelines issued for converted mining rights fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.

AngloGold Ashanti has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the Company's South African operations in light of the new, as well as existing, environmental requirements.

The South African government has announced the details of the proposed new legislation, whereby the new order rights will be subject to a State royalty. The Mineral and Petroleum Resources Royalty Bill was published on October 11, 2006, and provides for the payment of a royalty of 1.5 percent of gross revenue attributable to refined gold per year, payable quarterly. The royalty is tax deductible and the cost after tax amounts to a rate of 0.825 percent at the prevailing marginal tax rate applicable to the Company. The payment of royalties will commence on May 1, 2009, if the Bill is passed by Parliament in its current form.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION**

These parent-only-financial statements and supplemental condensed consolidating financial information should be read in conjunction with the Company's consolidated financial statements.

**Transfer of certain of AngloGold Ashanti's operations located outside South Africa to wholly-owned subsidiary**

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered Company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). Refer to Note 20 and Note 24. The following is condensed financial information of the registrant and consolidating financial information for the Company as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the Company combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of income**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2006<br>$<br>AngloGold Ashanti<br>(the "Guarantor") | 2006<br>$<br>IOMco<br>(the "Issuer") | 2006<br>$<br>Other subsidiaries<br>(the "Non-Guarantor subsidiaries") | 2006<br>$<br>Cons adjustments | 2006<br>$<br>Total |
|---|---|---|---|---|---|
| **Sales and other income** | 1,370 | 5 | 1,355 | (15) | 2,715 |
| Product sales | 1,347 | - | 1,336 | - | 2,683 |
| Interest, dividends and other | 23 | 5 | 19 | (15) | 32 |
| **Costs and expenses** | 1,297 | (61) | 1,547 | 28 | 2,811 |
| Production costs | 669 | - | 854 | 2 | 1,525 |
| Exploration costs | 4 | - | 54 | - | 58 |
| Related party transactions | 8 | - | - | - | 8 |
| General and administrative | 129 | (77) | 60 | 28 | 140 |
| Royalties paid/(received) | - | - | 59 | - | 59 |
| Market development costs | 8 | - | 8 | - | 16 |
| Depreciation, depletion and amortization | 321 | - | 378 | - | 699 |
| Impairment of assets | - | - | 1 | 5 | 6 |
| Interest expense | 30 | 38 | 9 | - | 77 |
| Accretion expense | 8 | - | 5 | - | 13 |
| Employment severance costs | 7 | - | 15 | - | 22 |
| Profit on sale of assets, loans and indirect taxes | (3) | (22) | (6) | (5) | (36) |
| Mining contractor termination costs | - | - | - | - | - |
| Non-hedge derivative loss/(gains) and other commodity contracts | 116 | - | 110 | (2) | 224 |
| | | | | | |
| **Income/(loss) before income tax provision** | 73 | 66 | (192) | (43) | (96) |
| Taxation expense | (78) | (3) | (41) | - | (122) |
| Minority interest | - | - | (29) | - | (29) |
| Equity income/(loss) in affiliates | 108 | (9) | - | - | 99 |
| Equity (loss)/income in subsidiaries | (244) | - | - | 244 | - |
| **(Loss)/income from continuing operations** | (141) | 54 | (262) | 201 | (148) |
| Discontinued operations | 6 | - | - | - | 6 |
| **(Loss)/income after discontinued operations** | (135) | 54 | (262) | 201 | (142) |
| Preferred stock dividends | (7) | - | (8) | 15 | - |
| **(Loss)/income before cumulative effect of accounting change** | (142) | 54 | (270) | 216 | (142) |
| Cumulative effect of accounting change | - | - | - | - | - |
| | | | | | |
| **Net (loss)/income — applicable to common stockholders** | (142) | 54 | (270) | 216 | (142) |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of income**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2005 $ AngloGold Ashanti (the "Guarantor") | 2005 $ IOMco (the "Issuer") | 2005 $ Other subsidiaries (the "Non-Guarantor subsidiaries") | 2005 $ Cons adjustments | 2005 $ Total |
|---|---|---|---|---|---|
| **Sales and other income** | 1,170 | 22 | 1,318 | (25) | 2,485 |
| Product sales | 1,153 | - | 1,300 | - | 2,453 |
| Interest, dividends and other | 17 | 22 | 18 | (25) | 32 |
| **Costs and expenses** | 1,292 | 76 | 1,512 | (32) | 2,848 |
| Production costs | 785 | - | 853 | - | 1,638 |
| Exploration costs | 5 | - | 39 | - | 44 |
| Related party transactions | 39 | - | 2 | - | 41 |
| General and administrative | 58 | 39 | 8 | (34) | 71 |
| Royalties paid/(received) | - | - | 39 | - | 39 |
| Market development costs | 8 | - | 5 | - | 13 |
| Depreciation, depletion and amortization | 218 | - | 375 | - | 593 |
| Impairment of assets | 80 | - | 61 | - | 141 |
| Interest expense | 28 | 35 | 17 | - | 80 |
| Accretion expense | 4 | - | 1 | - | 5 |
| Employment severance costs | 25 | - | 1 | - | 26 |
| (Profit)/loss on sale of assets, loans and indirect taxes | - | (10) | 7 | - | (3) |
| Mining contractor termination costs | - | - | 9 | - | 9 |
| Non-hedge derivative loss and other commodity contracts | 42 | 12 | 95 | 2 | 151 |
| **(Loss)/income before income tax provision** | (122) | (54) | (194) | 7 | (363) |
| Taxation benefit/(expense) | 48 | (1) | 74 | - | 121 |
| Minority interest | - | - | (23) | - | (23) |
| Equity income/(loss) in affiliates | 40 | (1) | - | - | 39 |
| Equity (loss)/income in subsidiaries | (180) | - | - | 180 | - |
| **(Loss)/income from continuing operations** | (214) | (56) | (143) | 187 | (226) |
| Discontinued operations | (44) | - | - | - | (44) |
| **(Loss)/income after discontinued operations** | (258) | (56) | (143) | 187 | (270) |
| Preferred stock dividends | (12) | - | (13) | 25 | - |
| **(Loss)/income before cumulative effect of accounting change** | (270) | (56) | (156) | 212 | (270) |
| Cumulative effect of accounting change | (22) | - | - | - | (22) |
| **Net (loss)/income — applicable to common stockholders** | (292) | (56) | (156) | 212 | (292) |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of income**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2004 $ AngloGold Ashanti (the "Guarantor") | 2004 $ IOMco (the "Issuer") | 2004 $ Other subsidiaries (the "Non-Guarantor subsidiaries") | 2004 $ Cons adjustments | 2004 $ Total |
|---|---|---|---|---|---|
| **Sales and other income** | 1,153 | 6 | 1,013 | (21) | 2,151 |
| Product sales | 1,118 | - | 978 | - | 2,096 |
| Interest, dividends and other | 35 | 6 | 35 | (21) | 55 |
| **Costs and expenses** | 1,183 | 17 | 976 | - | 2,176 |
| Production costs | 783 | - | 557 | - | 1,340 |
| Exploration costs | 6 | - | 38 | - | 44 |
| Related party transactions | 43 | - | 2 | - | 45 |
| General and administrative | 44 | 1 | 13 | - | 58 |
| Royalties paid/(received) | - | - | 27 | - | 27 |
| Market development costs | 11 | - | 4 | - | 15 |
| Depreciation, depletion and amortization | 164 | - | 281 | - | 445 |
| Impairment of assets | 2 | - | 1 | - | 3 |
| Interest expense | 24 | 22 | 21 | - | 67 |
| Accretion expense | 7 | - | 1 | - | 8 |
| Employment severance costs | 6 | - | 1 | - | 7 |
| Profit on sale of assets, loans and indirect taxes | (1) | - | (13) | - | (14) |
| Non-hedge derivative loss/(gains) and other commodity contracts | 94 | (6) | 43 | - | 131 |
| **(Loss)/income before income tax provision** | (30) | (11) | 37 | (21) | (25) |
| Taxation benefit/(expense) | 150 | - | (18) | - | 132 |
| Minority interest | - | - | (22) | - | (22) |
| Equity income in affiliates | 23 | - | - | - | 23 |
| Equity (loss)/income in subsidiaries | (25) | - | - | 25 | - |
| **Income/(loss) from continuing operations** | 118 | (11) | (3) | 4 | 108 |
| Discontinued operations | (11) | - | - | - | (11) |
| **Income/(loss) after discontinued operations** | 107 | (11) | (3) | 4 | 97 |
| Preferred stock dividends | (10) | - | (11) | 21 | - |
| **Income/(loss) before cumulative effect of accounting change** | 97 | (11) | (14) | 25 | 97 |
| Cumulative effect of accounting change | - | - | - | - | - |
| **Net income/(loss) — applicable to common stockholders** | 97 | (11) | (14) | 25 | 97 |

*The accompanying notes are an integral part of these Consolidated Financial Statements-.*

32.   **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** (continued)

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating balance sheets**
**AT DECEMBER 31,**
(In millions, except share information)

| | 2006<br>$<br>AngloGold Ashanti<br>(the "Guarantor") | 2006<br>$<br>IOMco<br>(the "Issuer") | 2006<br>$<br>Other subsidiaries<br>(the "Non-Guarantor subsidiaries") | 2006<br>$<br>Cons adjustments | 2006<br>$<br>Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 1,390 | 2,275 | 4,733 | (6,522) | 1,876 |
| Cash and cash equivalents | 180 | 32 | 259 | - | 471 |
| Restricted cash | 5 | - | 6 | - | 11 |
| Receivables and other current assets | 1,205 | 2,243 | 4,468 | (6,522) | 1,394 |
| Trade and other receivables and deferred taxation assets | 150 | 6 | 181 | (10) | 327 |
| Inter-group balances | 756 | 2,237 | 3,518 | (6,511) | - |
| Derivatives | 225 | - | 425 | (1) | 649 |
| Inventories | 59 | - | 295 | - | 354 |
| Materials on the leach pad | - | - | 46 | - | 46 |
| Assets held for sale | 15 | - | 3 | - | 18 |
| **Property, plant and equipment, net** | 1,790 | - | 3,183 | 4 | 4,977 |
| **Acquired properties, net** | 273 | - | 1,016 | - | 1,289 |
| **Goodwill** | - | 247 | 562 | (267) | 542 |
| **Other intangibles, net** | - | - | 24 | - | 24 |
| **Derivatives** | 5 | - | 1 | - | 6 |
| **Other long term inventory** | - | - | 68 | - | 68 |
| **Materials on the leach pad** | - | - | 149 | - | 149 |
| **Other long-term assets and deferred taxation assets** | 2,858 | 2,437 | 480 | (5,193) | 582 |
| **Total assets** | 6,316 | 4,959 | 10,216 | (11,978) | 9,513 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 1,769 | 71 | 7,047 | (6,420) | 2,467 |
| Accounts payable and other current liabilities | 182 | - | 310 | 6 | 498 |
| Inter-group balances | 778 | 60 | 5,620 | (6,458) | - |
| Derivatives | 712 | - | 1,037 | 33 | 1,782 |
| Short-term debt | 11 | 9 | 13 | - | 33 |
| Tax payable | 80 | 2 | 67 | (1) | 148 |
| Liabilities held for sale | 6 | - | - | - | 6 |
| **Other non-current liabilities** | - | - | 117 | (93) | 24 |
| **Long-term debt** | 286 | 1,080 | 106 | - | 1,472 |
| **Derivatives** | 124 | - | 307 | (34) | 397 |
| **Deferred taxation liabilities** | 533 | - | 730 | 12 | 1,275 |
| **Provision for environmental rehabilitation** | 137 | - | 173 | - | 310 |
| **Other accrued liabilities** | - | - | 27 | - | 27 |
| **Provision for pension and other post-retirement medical benefits** | 159 | - | 13 | - | 172 |
| **Minority interest** | - | - | 61 | - | 61 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 3,308 | 3,808 | 1,635 | (5,443) | 3,308 |
| Stock issued | 10 | 3,625 | 898 | (4,523) | 10 |
| Additional paid in capital | 5,539 | 1 | 357 | (358) | 5,539 |
| Accumulated (deficit)/profit | (1,476) | 182 | (659) | 477 | (1,476) |
| Accumulated other comprehensive income | (765) | - | 1,039 | (1,039) | (765) |
| **Total liabilities and stockholders' equity** | 6,316 | 4,959 | 10,216 | (11,978) | 9,513 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating balance sheets**
**AT DECEMBER 31,**
(In millions, except share information)

| | 2005<br>$<br>AngloGold Ashanti<br>(the "Guarantor") | 2005<br>$<br>IOMco<br>(the "Issuer") | 2005<br>$<br>Other subsidiaries<br>(the "Non-Guarantor subsidiaries") | 2005<br>$<br>Cons adjustments | 2005<br>$<br>Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 897 | 1,978 | 4,436 | (5,910) | 1,401 |
| Cash and cash equivalents | 2 | 36 | 158 | - | 196 |
| Restricted cash | 1 | - | 7 | - | 8 |
| Receivables and other current assets | 894 | 1,942 | 4,271 | (5,910) | 1,197 |
| Trade and other receivables and deferred taxation assets | 62 | 15 | 132 | - | 209 |
| Inter-group balances | 433 | 1,927 | 3,550 | (5,910) | - |
| Derivatives | 330 | - | 345 | - | 675 |
| Inventories | 53 | - | 207 | - | 260 |
| Materials on the leach pad | - | - | 37 | - | 37 |
| Assets held for sale | 16 | - | - | - | 16 |
| **Property, plant and equipment, net** | 1,897 | - | 3,130 | - | 5,027 |
| **Acquired properties, net** | 170 | - | 1,242 | - | 1,412 |
| **Goodwill** | - | 247 | 536 | (259) | 524 |
| **Other intangibles, net** | - | - | 26 | - | 26 |
| **Derivatives** | 37 | - | 1 | - | 38 |
| **Other long term inventory** | - | - | 32 | - | 32 |
| **Materials on the leach pad** | - | - | 116 | - | 116 |
| **Other long-term assets and deferred taxation assets** | 2,835 | 2,471 | 294 | (5,063) | 537 |
| **Total assets** | 5,836 | 4,696 | 9,813 | (11,232) | 9,113 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 1,449 | 64 | 6,174 | (5,813) | 1,874 |
| Accounts payable and other current liabilities | 161 | - | 221 | 98 | 480 |
| Inter-group balances | 526 | 50 | 5,335 | (5,911) | - |
| Derivatives | 530 | - | 591 | - | 1,121 |
| Short-term debt | 138 | 12 | 10 | - | 160 |
| Tax payable | 88 | 2 | 17 | - | 107 |
| Liabilities held for sale | 6 | - | - | - | 6 |
| **Other non-current liabilities** | - | - | 14 | - | 14 |
| **Long-term debt** | 315 | 1,300 | 164 | - | 1,779 |
| **Derivatives** | 122 | - | 405 | - | 527 |
| **Deferred taxation liabilities** | 454 | - | 794 | (96) | 1,152 |
| **Provision for environmental rehabilitation** | 145 | - | 180 | - | 325 |
| **Other accrued liabilities** | - | - | 19 | - | 19 |
| **Provision for pension and other post-retirement medical benefits** | 188 | - | 12 | - | 200 |
| **Minority interest** | - | - | 60 | - | 60 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 3,163 | 3,332 | 1,991 | (5,323) | 3,163 |
| Stock issued | 10 | 3,295 | 315 | (3,610) | 10 |
| Additional paid in capital | 4,972 | 1 | 667 | (668) | 4,972 |
| Accumulated (deficit)/profit | (1,143) | 36 | 7 | (43) | (1,143) |
| Accumulated other comprehensive income | (676) | - | 1,002 | (1,002) | (676) |
| **Total liabilities and stockholders' equity** | 5,836 | 4,696 | 9,813 | (11,232) | 9,113 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** *(continued)*

32.    **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of cash flows**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2006 $ AngloGold Ashanti (the "Guarantor") | 2006 $ IOMco (the "Issuer") | 2006 $ Other subsidiaries (the "Non-Guarantor subsidiaries") | 2006 $ Cons adjustments | 2006 $ Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 542 | (119) | 362 | (15) | 770 |
| Net (loss)/income – applicable to common stockholders | (142) | 54 | (270) | 216 | (142) |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| Cumulative effect of accounting change | - | - | - | - | - |
| (Profit)/loss on sale of assets, loans and indirect taxes | (3) | (7) | 21 | (5) | 6 |
| Depreciation, depletion and amortization | 321 | - | 378 | - | 699 |
| Deferred stripping costs | - | - | - | - | - |
| Impairment of assets | - | - | 1 | 5 | 6 |
| Deferred taxation | (16) | - | (18) | - | (34) |
| Other non cash items | 394 | (29) | 196 | (231) | 330 |
| Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits | (44) | - | (18) | - | (62) |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | 41 | (144) | 103 | - | - |
| Receivables | 15 | - | (4) | - | 11 |
| Inventories | (25) | - | (140) | - | (165) |
| Accounts payable and other current liabilities | 2 | 7 | 113 | - | 122 |
| Net cash provided by/(used) in continuing operations | 543 | (119) | 362 | (15) | 771 |
| Net cash used in by discontinued operations | (1) | - | - | - | (1) |
| **Net cash (used)/generated in investing activities** | (304) | 5 | (312) | - | (611) |
| Increase in non-current investments | (59) | (10) | 49 | - | (20) |
| Additions to property, plant and equipment | (317) | - | (494) | - | (811) |
| Proceeds on sale of mining assets | 5 | - | 52 | - | 57 |
| Proceeds of sale of discontinued assets | 9 | - | - | - | 9 |
| Proceeds on sale of available for sale investments | - | - | 11 | - | 11 |
| Cash effects from hedge restructuring | 58 | - | 83 | - | 141 |
| Net loans repaid/(advanced) | - | 15 | (10) | - | 5 |
| Change in restricted cash | - | - | (3) | - | (3) |
| **Net cash (used)/generated in financing activities** | (57) | 110 | 51 | 15 | 119 |
| Net repayments of short-term debt | (118) | - | - | - | (118) |
| Insurance of stock | 112 | 330 | 70 | - | 512 |
| Share issue expenses | (5) | - | - | - | (5) |
| Net proceeds of long-term debt | - | (220) | (56) | - | (276) |
| Cash effects from hedge restructuring | 68 | - | 70 | - | 138 |
| Dividends paid | (114) | - | (33) | 15 | (132) |
| **Net increase/(decrease) in cash and cash equivalents** | 181 | (4) | 101 | - | 278 |
| **Effect of exchange rate changes on cash** | (3) | - | - | - | (3) |
| **Cash and cash equivalents – January 1** | 2 | 36 | 158 | - | 196 |
| **Cash and cash equivalents – December 31,** | 180 | 32 | 259 | - | 471 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

32. **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of cash flows**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2005<br>$<br>AngloGold Ashanti<br>(the "Guarantor") | 2005<br>$<br>IOMco<br>(the "Issuer") | 2005<br>$<br>Other subsidiaries<br>(the "Non-Guarantor<br>subsidiaries") | 2005<br>$<br>Cons adjustments | 2005<br>$<br>Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 258 | (327) | 441 | (25) | 347 |
| Net (loss)/income – applicable to common stockholders | (292) | (56) | (156) | 212 | (292) |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| Cumulative effect of accounting change | 22 | - | - | - | 22 |
| (Profit)/loss on sale of assets, loans and indirect taxes | - | (10) | 7 | - | (3) |
| Depreciation, depletion and amortization | 218 | - | 375 | - | 593 |
| Deferred stripping costs | - | - | (28) | - | (28) |
| Impairment of assets | 80 | - | 61 | - | 141 |
| Deferred taxation | (88) | 2 | (105) | - | (191) |
| Other non cash items | 272 | (18) | 80 | (237) | 97 |
| Net increase in provision for environmental rehabilitation and pension and other post-retirement medical benefits | 16 | 1 | 35 | - | 52 |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | 75 | (265) | 190 | - | - |
| Receivables | (1) | (2) | 11 | - | 8 |
| Inventories | 20 | - | (78) | - | (58) |
| Accounts payable and other current liabilities | (33) | 21 | 49 | - | 37 |
| Net cash provided by/(used) in continuing operations | 289 | (327) | 441 | (25) | 378 |
| Net cash used in by discontinued operations | (31) | - | - | - | (31) |
| **Net cash (used)/generated in investing activities** | (295) | 10 | (339) | - | (624) |
| Increase in non-current investments | - | (15) | (12) | - | (27) |
| Additions to property, plant and equipment | (349) | - | (361) | - | (710) |
| Proceeds on sale of mining assets | - | 10 | (2) | - | 8 |
| Proceeds of sale of discontinued assets | 4 | - | - | - | 4 |
| Proceeds on sale of available for sale investments | - | - | 1 | - | 1 |
| Cash effects from hedge restructuring | 55 | - | 29 | - | 84 |
| Net loans (advanced)/repaid | (5) | 15 | (11) | - | (1) |
| Change in restricted cash | - | - | 17 | - | 17 |
| **Net cash generated/(used) in financing activities** | 6 | 300 | (131) | 25 | 200 |
| Net repayments of short-term debt | 126 | - | (273) | - | (147) |
| Insurance of stock | 9 | - | - | - | 9 |
| Share issue expenses | - | - | - | - | - |
| Net proceeds of long-term debt | 1 | 300 | 151 | - | 452 |
| Cash effects from hedge restructuring | 31 | - | 24 | - | 55 |
| Dividends paid | (161) | - | (33) | 25 | (169) |
| **Net decrease in cash and cash equivalents** | (31) | (17) | (29) | - | (77) |
| **Effect of exchange rate changes on cash** | 16 | - | (19) | - | (3) |
| **Cash and cash equivalents – January 1** | 17 | 53 | 206 | - | 276 |
| **Cash and cash equivalents – December 31,** | 2 | 36 | 158 | - | 196 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

32.  **CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AND SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION** *(continued)*

**ANGLOGOLD ASHANTI LIMITED**
**Condensed consolidating statements of cash flows**
**FOR THE YEAR ENDED DECEMBER 31,**
(In millions, except share information)

| | 2004 $ AngloGold Ashanti (the "Guarantor") | 2004 $ IOMco (the "Issuer") | 2004 $ Other subsidiaries (the "Non-Guarantor subsidiaries") | 2004 $ Cons adjustments | 2004 $ Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 570 | (735) | 699 | (21) | 513 |
| Net income/(loss) – applicable to common stockholders | 97 | (11) | (14) | 25 | 97 |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| Cumulative effect of accounting change | - | - | - | - | - |
| Profit on sale of assets, loans and indirect taxes | (1) | - | (13) | - | (14) |
| Depreciation, depletion and amortization | 164 | - | 281 | - | 445 |
| Deferred stripping costs | - | - | (28) | - | (28) |
| Impairment of assets | 2 | - | 1 | - | 3 |
| Deferred taxation | (193) | - | (7) | - | (200) |
| Other non cash items | 180 | 10 | 90 | (46) | 234 |
| Net increase/(decrease) in provision for environmental rehabilitation and pension and other post-retirement medical benefits | 7 | (2) | (20) | - | (15) |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | 272 | (727) | 455 | - | - |
| Receivables | (16) | (2) | (6) | - | (24) |
| Inventories | 18 | - | (57) | - | (39) |
| Accounts payable and other current liabilities | 42 | (3) | 17 | - | 56 |
| Net cash provided by/(used) in continuing operations | 572 | (735) | 699 | (21) | 515 |
| Net cash used by discontinued operations | (2) | - | - | - | (2) |
| **Net cash used in investing activities** | (630) | (200) | (165) | - | (995) |
| Cash acquired in acquisitions | - | - | 56 | - | 56 |
| Increase in non-current investments | - | (16) | (14) | - | (30) |
| Additions to property, plant and equipment | (340) | - | (231) | - | (571) |
| Proceeds on sale of mining assets | 1 | - | 9 | - | 10 |
| Cash effects from hedge restructuring | (310) | - | - | - | (310) |
| Cash consideration for acquisitions or disposals | (43) | (184) | - | - | (227) |
| Net loans repaid | 62 | - | 21 | - | 83 |
| Change in restricted cash | - | - | (6) | - | (6) |
| **Net cash (used)/generated in financing activities** | (226) | 988 | (507) | 21 | 276 |
| Net repayments of short-term debt | (267) | - | (254) | - | (521) |
| Insurance of stock | 3 | - | - | - | 3 |
| Share issue expenses | - | - | - | - | - |
| Net proceeds of long-term debt | - | 988 | (199) | - | 789 |
| Cash outflows from derivatives relating to acquisitions | - | - | (24) | - | (24) |
| Cash effects from hedge restructuring | 227 | - | - | - | 227 |
| Dividends paid | (189) | - | (30) | 21 | (198) |
| **Net (decrease)/increase in cash and cash equivalents** | (286) | 53 | 27 | - | (206) |
| **Effect of exchange rate changes on cash** | 17 | - | (4) | - | 13 |
| **Cash and cash equivalents – January 1** | 286 | - | 183 | - | 469 |
| **Cash and cash equivalents – December 31,** | 17 | 53 | 206 | - | 276 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**SOCIÉTÉ DES MINES DE MORILA S.A.**

**FINANCIAL STATEMENTS**
**for the year ended December 31, 2006**

**Registration number: 15430**
**Incorporated in the Republic of Mali**

**Société des Mines de Morila S.A.**
**Financial Statements**
for the year ended December 31, 2006

Reports of Independent Registered Public Accounting Firms

Income statement

Balance sheet

Statement of changes in shareholders' equity

Cash flow statement

Notes to the financial statements

# Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Société des Mines de Morila S.A.

We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of December 31, 2006, and the related statement of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. at December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards.

We also audited the adjustments described in note 2.5 that were applied to restate the 2005 and 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in note 2.5, in 2006 the Company changed its method of accounting for stripping costs incurred during the production phase of a mine.

Ernst & Young Inc.
Registered Auditor

Johannesburg, Republic of South Africa
June 15, 2007

# Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Société des Mines de Morila S.A.

In our opinion, the balance sheet as of December 31, 2005 and the related the related income statements, cash flow statements and statements of changes in shareholders equity for each of two years in the period ended December 31, 2005, before the effects of the adjustments to retrospectively change the method of accounting for stripping costs incurred during the production phase of a mine as described in Note 2.5, present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (the 2005 financial statements before the effects of the adjustments discussed in Note 2.5 are not presented herein).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively change the method of accounting for stripping costs incurred during the production phase of a mine described in Note 2.5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied.  Those adjustments were audited by other auditors.

PricewaterhouseCoopers Inc.
Director: Faan Lombard
Registered Auditor

Sunninghill, South Africa
March 9, 2006

**Société des Mines de Morila S.A.**
**Income Statements**
for the years ended December 31,

| | Note | 2006<br>$'000 | 2005<br>$'000<br>Restated<br>(note 2.5) | 2004<br>$'000<br>Restated<br>(note 2.5) |
|---|---|---|---|---|
| Revenue | 13 | 314 878 | 295 909 | 189 740 |
| Operating costs | | (156 552) | (158 981) | (133 963) |
| | 14 | 158 326 | 136 928 | 55 777 |
| Other expenditure – net | | (370) | (4 860) | (6 566) |
| -    interest received | | 651 | 435 | 92 |
| -    finance charges | | (3 146) | (3 811) | (4 252) |
| -    other (expenses) / income, net | | 2 125 | (1 484) | (2 406) |
| Profit before taxation | | 157 956 | 132 068 | 49 211 |
| Taxation | 15 | (57 717) | (267) | - |
| Net profit attributable to Equity Shareholders | | 100 239 | 131 801 | 49 211 |

The accompanying notes are an integral part of the financial statements.

**Société des Mines de Morila S.A.**
**Balance sheets**
At December 31,

| | Note | 2006 $'000 | 2005 $'000 Restated (note 2.5) |
|---|---|---|---|
| ASSETS | | | |
| **Non current assets** | | 202 719 | 157 945 |
| | | | |
| Mining assets | 9 | 88 427 | 101 580 |
| Deferred tax asset | 8 | 6 261 | 7 551 |
| Non-current receivables | 11 | 12 422 | - |
| Long-term ore stockpiles | 10 | 95 609 | 48 814 |
| | | | |
| **Current assets** | | 89 803 | 120 389 |
| | | | |
| Inventories | 10 | 39 380 | 56 735 |
| Accounts receivable | 11 | 37 560 | 49 939 |
| Prepaid expenses | | 8 435 | 9 811 |
| Cash and cash equivalents | | 4 428 | 3 904 |
| | | | |
| **Total assets** | | 292 522 | 278 334 |
| | | | |
| EQUITY AND LIABILITIES | | | |
| Capital and reserves | | | |
| | | | |
| Share capital | 4 | 16 | 16 |
| Distributable reserves | | 245 949 | 221 710 |
| | | | |
| **Shareholder's equity** | | 245 965 | 221 726 |
| | | | |
| Non-current liabilities | | 22 044 | 24 556 |
| | | | |
| Shareholder's loan | 5 | 3 689 | 3 525 |
| Environmental rehabilitation provision | 6 | 10 012 | 9 889 |
| Interest bearing borrowings | 7 | 8 343 | 11 142 |
| | | | |
| Current liabilities | | 24 513 | 32 052 |
| | | | |
| Accounts payable | 12 | 17 058 | 22 160 |
| Taxation payable | | 4 434 | 6 844 |
| Short-term portion of interest bearing borrowings | 7 | 3 021 | 3 048 |
| | | | |
| **Total shareholders' equity and liabilities** | | 292 522 | 278 334 |

The accompanying notes are an integral part of the financial statements.

**Société des Mines de Morila S.A.**
**Statements of changes in shareholders' equity**
for the years ended December 31,

| | Share capital $'000 | Retained income $'000 | Hedging Reserve $'000 | Total $'000 |
|---|---|---|---|---|
| Balance at January 1, 2004 (as previously reported) | 16 | 157 085 | (18 508) | 138 593 |
| Change in accounting policy (see note 2.5) | - | (19 687) | - | (19 687) |
| **Balance at January 1, 2004** | 16 | 137 398 | (18 508) | 118 906 |
| Net profit for the year | - | 49 211 | | 49 211 |
| Movement in cash flow hedges | - | - | 18 508 | 18 508 |
| Dividends declared and paid | - | (7 000) | | (7 000) |
| **Balance at December 31, 2004** | 16 | 179 609 | - | 179 625 |
| Net profit for the year | - | 131 801 | | 131 801 |
| Dividends declared and paid | - | (89 700) | | (89 700) |
| **Balance at December 31, 2005** | 16 | 221 710 | - | 221 726 |
| Net profit for the year | | 100 239 | | 100 239 |
| Dividends declared and paid | | (76 000) | | (76 000) |
| **Balance at December 31, 2006** | 16 | 245 949 | - | 245 965 |

The accompanying notes are an integral part of the financial statements.

**Société des Mines de Morila S.A.**
**Cash flow statements**
for the years ended December 31,

| | Note | 2006 $'000 | 2005 $'000 Restated (note 2.5) | 2004 $'000 Restated (note 2.5) |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Cash generated by operating activities before changes in working capital | 16.1 | 177 764 | 160 006 | 79 796 |
| Cash utilized by changes in working capital | 16.2 | (56 224) | (57 636) | (45 043) |
| Cash generated from operations | | 121 540 | 102 370 | 34 753 |
| Taxation paid | 16.3 | (36 960) | (974) | - |
| Interest received | | 651 | 435 | 92 |
| Interest paid -net | | (2 982) | (3 021) | (3 543) |
| Net cash flows generated by operating activities | | 82 249 | 98 810 | 31 302 |
| **Cash flows from investing activities** | | | | |
| Decrease in restricted cash | | - | - | 9 705 |
| Additions to mining assets | | (2 900) | (4 355) | (4 640) |
| Net cash flows utilized in investing activities | | (2 900) | (4 355) | 5 065 |
| **Cash flows from financing activities** | | | | |
| Long term liabilities repaid | | (2 826) | (2 891) | (20 748) |
| Shareholder loan repaid | | - | - | (16 331) |
| Dividends paid | | (76 000) | (89 700) | (7 000) |
| Net cash flows utilized in financing activities | | (78 826) | (92 591) | (44 079) |
| Net increase/(decrease) in cash and equivalents | | 524 | 1 864 | (7 712) |
| Cash and equivalents at beginning of year | | 3 904 | 2 040 | 9 752 |
| Cash and equivalents at end of year | | 4 428 | 3 904 | 2 040 |
| Cash at bank and in hand | | 4 428 | 3 904 | 2 040 |

The principal non-cash transactions are the acquisition of mining assets through finance leases (note 7) and the off-set of income taxes against indirect tax receivables (note 16.3).

The accompanying notes are an integral part of the financial statements.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 1. Nature of operations

Société des Mines de Morila S.A. (the "Company") owns the Morila gold mine in Mali. The Company is owned 80% by Morila Limited and 20% by the Government of Mali. Randgold Resources Limited and AngloGold Ashanti Limited (formerly AngloGold Limited) each own 50% of Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

## 2. Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented and are consistent with prior years, except for the change in accounting policy relating to stripping costs. Refer note 2.5.

### 2.1 Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial statements have been prepared under the historical cost convention, as modified by certain financial assets and financial liabilities (including derivative instruments), which are carried at fair value. Where there are significant differences to United States Generally Accepted Accounting Principles (US GAAP), these have been described in note 22.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The more significant areas requiring the use of management estimates and judgment relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation calculations, environmental rehabilitation obligations, estimates of recoverable gold and other materials in gold in process and stockpiles, and asset impairments.

### 2.2 General

The financial statements are measured and presented in US dollars, as it is the primary measurement currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

### 2.3 Foreign currency translation

(a) Measurement and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's measurement and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

### 2.4 Property, plant and equipment

a) Undeveloped properties

Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the values of the exploitable rights have diminished below cost, an impairment is recorded.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 2. Significant accounting policies (continued)

b) Development costs and mine plant facilities

Mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalized. Development costs consist primarily of direct expenditure incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies and to establish or expand productive capacity, and is capitalized until saleable minerals are extracted from the orebody at which point the costs are depreciated over the life of the mine. Ongoing costs to maintain production are expensed as incurred.

c) Non-mining property, plant and equipment

Other non-mining property, plant and equipment are shown at cost less accumulated depreciation.

d) Depreciation and amortization

Long-lived assets include mining properties, mine development costs and mine plant facilities. Depreciation and amortization in respect of long-lived assets are charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short-lived assets, which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years, using the straight-line method but limited to the life of mine.

e) Mining property evaluations

The carrying amounts of the long-lived assets of the Company are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less cost to sell.

In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the Company's credit-adjusted risk-free rate. Revenue for pit optimization assumptions are based on a gold price of $475 (2005: $400) and the extraction of proven and probable reserves as per the approved mine plan. Working costs and sustaining capital expenditure are estimated based on the approved mine plan. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are depreciated in line with accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 2.5 Stripping costs

The Company changed its accounting policy on stripping costs under IFRS in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy , all stripping cost incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under accounting principles generally accepted in the United States ("U.S. GAAP"), EITF 04-06 'Accounting for Stripping Costs Incurred during Production in the Mining industry' is effective for reporting periods beginning after December 15, 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The Company has decided to adopt the same treatment under IFRS to ensure consistent accounting policies are applied under IFRS and U.S. GAAP. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the Company's financial position and its financial performance. In accordance with the requirements of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', the change in the IFRS policy has been applied retrospectively and hence the 2005 and 2004 comparatives have been restated.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

| US$000 | December 31, 2006 | December 31, 2005 | December 31, 2004 |
|---|---|---|---|
| Decrease in deferred stripping cost | 5 287 | 9 217 | 37 210 |
| Decrease/(increase) in ore stockpiles | 15 809 | 20 856 | (5 451) |
| Decrease in gold in process | 90 | 127 | 2 279 |
| Decrease in deferred taxation liability | 1 850 | 3 067 | - |
| Increase in deferred taxation asset | 7 415 | 7 503 | - |
| Decrease in opening retained earnings | 19 630 | 34 038 | 19 687 |

| US$000 | Year ended December 31, 2006 | Year ended December 31, 2005 | Year ended December 31, 2004 |
|---|---|---|---|
| Increase/(decrease) in net profit | 7 709 | 14 408 | (14 351) |

## 2.6 Inventories

Inventories, which include consumable stores, gold in process and ore stockpiled, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.  Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and general mine and administration costs but excluding refining and taxes.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant.  High grade ore is defined as ore above 5g/t and medium grade is defined as ore above 1.4g/t.  Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design.

Consumable stores are valued at average cost after appropriate provision for redundant and slow moving items have been made.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

**2.    Significant accounting policies (continued)**

**2.7    Financial instruments**

Financial instruments are measured as indicated below. Financial instruments carried on the balance sheet include cash and cash equivalents, receivables, accounts payable, borrowings and derivative financial instruments.

**2.8    Derivatives**

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption are deferred until settlement. Under these contracts the Company must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific highly probable forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

**2.9    Receivables**

Receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

**2.10   Cash and cash equivalents**

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

**2. Significant accounting policies (continued)**

**2.11 Rehabilitation costs**

The net present value of estimated future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

**2.12 Provisions**

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

**2.13 Borrowings**

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

**2.14 Accounts payable**

Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

**2.15 Employee benefits**

(a) Post retirement employee benefits

The Company has a defined contribution plan. A defined contribution plan is a plan under which the Company pays fixed contributions. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees.

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

(b) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 2. Significant accounting policies (continued)

### 2.16 Finance Leases

Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets.

### 2.17 Revenue recognition

Revenue is recognized as follows:

a)  Gold sales - Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

These are met when the gold and silver leaves the mine's smelthouse.

As gold sales are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the Company's best estimate of contained metal.  Subsequently adjustments are recorded in turnover to take into account final assay and weight certificates from the refinery, if different from the initial certificates. Historically the differences between the estimated and actual contained gold have not been significant.

b)  Interest income - Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

### 2.18 Exploration costs

The Company expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, i.e. "probable".  In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration.  While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

a)  Exploration and evaluation expenditure on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

b)  Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

c)  Exploration and evaluation expenditure relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development

Costs relating to property acquisitions are also capitalized within development costs.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 2.    Significant accounting policies (continued)

### 2.19    Taxation

Deferred taxation is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognized to the extent it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and if required, reduced to the extent it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates, which have been enacted or substantially enacted at the balance sheet date.

Current and deferred tax provisions are recognized in the income statement.

Current taxation is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes provisions and impairments respectively for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax audits are different from the amounts that were initially recorded, such differences will impact the income tax expense and income tax provisions in the period in which such determination is made.

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods.

### 2.20    Recent accounting pronouncements

a) The following standards and interpretations which have been recently issued or revised have not been adopted early by the Company.  Their expected impact is discussed below:

IFRS 7 Financial Instruments Disclosure (effective for annual periods beginning on or after 1 January 2007)
The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks.  The effect of the adoption of the standard is currently being assessed; however a significant impact on disclosures is expected.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

**2.20    Recent accounting pronouncements (continued)**

IFRIC Interpretation 8 Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received.  The Company will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Company's accounts.

IFRIC Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006)
The interpretation applies to all embedded derivatives under IAS 39 'Financial Instruments: Recognition and Measurement' and clarifies certain aspects of their treatment.  The Company will apply IFRIC 9 from 1 January 2007, but it is not expected to have any impact on the Company's accounts.

IFRIC Interpretation 10 Interim Financial Reporting and Impairment. (effective for annual periods beginning on or after 1 November 2006)
An entity is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date in accordance with IAS 36 and IAS 39. However, at a subsequent reporting or balance sheet date, conditions may have so changed that the impairment loss would have been reduced or avoided had the impairment assessment been made only at that date. This Interpretation provides guidance on whether such impairment losses should ever be reversed.  The Company will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Company's accounts.

IFRIC Interpretation 11 IFRS 2 Share-based Payment - Group and Treasury Share Transactions. (Effective for annual periods beginning on or after 1 March 2007)
This interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. The Company will apply IFRIC 11 from 1 January 2008, but it is not expected to have any impact on the Company's accounts.

IFRIC Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. The Company will apply IFRIC 12 from 1 January 2008, but it is not expected to have any impact on the Company's accounts.

b) The following standards are not relevant to the Company on adoption:

IFRIC Interpretation 6 Liabilities arising from participation in a specific market – waste electrical and electrical equipment (effective for annual periods beginning on or after 1 December 2005)

IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1 March 2006)

c) The Company has adopted the following standards and interpretations which are effective for the first time this year without any significant impact:

IAS 1a Amendment – Actuarial gains and losses and disclosures (January 2006)

IFRIC Interpretation 4 – Determining whether an arrangement contains a lease (effective January 1, 2006)

IFRIC Interpretation 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective January 1, 2006)

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

3. **Critical accounting estimates and judgements**

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum (2005: 6%), being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the respective mine lives.

Determination of ore reserves

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Gold price assumptions

The gold price used in the mineral reserves optimisation calculation is US$475 (2005: US$425).

Exploration and evaluation expenditure

The Company has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

Indirect taxes receivable

Given their slow moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing by the Mali Government. The amounts reflected in the financial statements are based on the directors' best estimate of the timing of the recovery of these amounts.

Depreciation

There are several methods for calculating depreciation, i.e. the straight-line method, the units of production method using ounces produced and the units of production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 4. Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communauté Financière Africaine franc ("CFA") 10 000 ($16.356) each:

| | Number of shares authorized and issued | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| Morila Limited | 800 | 13 | 13 |
| Government of Mali | 200 | 3 | 3 |
| | 1 000 | 16 | 16 |

### 5. Shareholder's loan

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Government of Mali | 3 689 | 3 525 |
| | 3 689 | 3 525 |
| Made up of: | | |
| Principal | 2 622 | 2 622 |
| Deferred interest | 1 067 | 903 |
| | 3 689 | 3 525 |

The shareholder loan is denominated in US dollars and interest accrues at a LIBOR dollar rate plus 2% per annum and has no fixed terms of repayment. The weighted average interest rate as at December 31, 2006 on the shareholders' subordinated loans was 6.2% (December 31, 2005: 5.29%).

### 6. Environmental rehabilitation provision

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Opening balance | 9 889 | 9 252 |
| Accretion expense | 593 | 637 |
| Change in estimate | (470) | - |
| | 10 012 | 9 889 |

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 6. Environmental rehabilitation provision (continued)

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $13.2 million (December 31, 2005: $12.2 million), the majority of which will only be expended at the end of the mine life.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Company's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

### 7. Interest Bearing Borrowings

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| a) Rolls Royce finance lease | 9 569 | 11 980 |
| b) Air Liquide finance lease | 1 795 | 2 210 |
|  | 11 364 | 14 190 |
| Less: Current portion of long term liabilities: |  |  |
| a) Rolls Royce finance lease | 2 593 | 2 633 |
| b) Air Liquide finance lease | 428 | 415 |
|  | 3 021 | 3 048 |
|  | 8 343 | 11 142 |

#### a) Rolls Royce finance lease

This lease relates to five generators leased from Rolls Royce. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate which as at December 31, 2006 was approximately 21% (2005: 20%) per annum. The lease is collateralized by plant and equipment whose net book value at December 31, 2006 amounted to $10.3 million (2005: $12.1 million). Average lease payment of $3.8 million are payable in instalments over the term of the lease. Randgold Resources Limited guaranteed the repayment of the lease.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 7. Interest Bearing Borrowings (continued)

b) **Air Liquide finance lease**

The Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2006 was approximately 3.09% (2005: 3.09%) per annum. The lease is collateralized by the production units whose net book value at December 31, 2006 amounted to $1.6 million (2005: $1.9 million).

Finance lease liabilities – minimum lease payments:

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Not later than 1 year | 4 939 | 5 349 |
| Later than 1 year and not later than 5 years | 12 315 | 16 017 |
| Later than 5 years | - | 834 |
|  | 17 254 | 22 200 |
| Future finance costs of finance leases | (5 890) | (8 010) |
| Present value of finance lease liabilities | 11 364 | 14 190 |
| The present value of the finance lease liabilities is as follows: |  |  |
| Not later than 1 year | 3 021 | 3 048 |
| Later than 1 year and not later than 5 years | 8 343 | 10 556 |
| Later than 5 years | - | 586 |
|  | 11 364 | 14 190 |

### 8. Deferred taxation

Deferred tax is calculated in full on temporary differences under the liability method using a principal tax rate of 35% (2005: 35%).

The movement on deferred taxation is a follows:

|  | 2006 $'000 | 2005 $'000 (Restated) |
|---|---|---|
| At beginning of the year | (7 551) | - |
| Income statement charge | 1 290 | (7 551) |
| At end of year | (6 261) | (7 551) |
| Deferred taxation assets and liabilities comprise of the following |  |  |
| Decelerated tax depreciation | 1 154 | - |
| **Deferred taxation liability** | 1 154 | - |
| Ore stockpiles and gold-in-process | 7 415 | 7 503 |
| Decelerated tax depreciation | - | 48 |
| **Deferred taxation asset** | 7 415 | 7 551 |
| Net deferred taxation asset | 6 261 | 7 551 |

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 9. Mining assets

| | 2006<br>$'000 | 2005<br>$'000 |
|---|---:|---:|
| Opening carrying amount | 101 580 | 117 754 |
| Additions | 2 900 | 4 358 |
| Revision in estimate of rehabilitation costs | (470) | - |
| Depreciation | (15 583) | (20 532) |
| Closing carrying amount | 88 427 | 101 580 |
| | | |
| Cost | 200 975 | 198 545 |
| Accumulated depreciation | (112 548) | (96 965) |
| Carrying amount | 88 427 | 101 580 |

**Long-lived assets**

Long-lived assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $83 million as at December 31, 2006 (2005: $97.8 million).

**Short-lived assets**

Short-lived assets are those assets which are amortized over their useful life but limited to the life of the mine and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.6 million as at December 31, 2006 (2005: $3.8 million).

### 10. Inventories

| | 2006<br>$'000 | 2005<br>$'000<br>(Restated) |
|---|---:|---:|
| Consumables stores | 22 365 | 24 145 |
| Gold in process | 2 073 | 2 154 |
| Short-term portion of ore stockpiles | 18 008 | 32 440 |
| | 42 446 | 58 739 |
| Provision for obsolescence | (3 066) | (2 004) |
| | 39 380 | 56 735 |
| Long-term portion of ore stockpiles | 95 609 | 48 814 |
| | | |
| | 134 989 | 105 549 |

Ore stockpiles have been split between long and short-term based on the current life of mine plan estimates.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 11. Accounts receivable

|  | 2006<br>$'000 | 2005<br>$'000 |
|---|---|---|
| Related party receivables |  |  |
| - AngloGold Ashanti Limited | 93 | - |
| - AngloGold Services Mali S.A. | 8 | - |
| - Societe d' Exploitation des Mines d'Or de Sadiola S.A. | 1 | - |
| - Societe des Mines de Loulo S.A. | 96 | - |
| - AngloGold Mines de Siguiri Guinea | 44 | - |
| - Geita Gold Mining | 1 | - |
| Gold sales trade receivable | 9 993 | 8 991 |
| Value added tax receivable | 26 487 | 24 763 |
| Fuel duties receivable | 14 005 | 17 206 |
| MDM receivable | 2 522 | 2 522 |
| Other | 3 459 | 2 047 |
|  | 56 709 | 55 529 |
| Impairment provision | (6 727) | (5 590) |
|  | 49 982 | 49 939 |
| Less non – current portion | (12 422) | - |
| Current accounts receivable | 37 560 | 49 939 |

## 12. Accounts payable

|  | 2006<br>$'000 | 2005<br>$'000 |
|---|---|---|
| Related party payables |  |  |
| - AngloGold Ashanti Limited | 543 | - |
| - AngloGold Services Mali S.A. | 332 | - |
| - Societe d'Exploitation des Mines d'Or de Sadiola S.A. | 149 | - |
| Trade creditors | 3 334 | 4 968 |
| Payroll cost accruals | 1 308 | 679 |
| Indirect taxes payable | 1 722 | 7 818 |
| Accruals | 9 670 | 8 695 |
|  | 17 058 | 22 160 |

## 13. Revenue

|  | 2006<br>$'000 | 2005<br>$'000 | 2004<br>$'000 |
|---|---|---|---|
| Gold sales | 313 866 | 295 196 | 189 287 |
| Silver sales | 1 012 | 713 | 453 |
|  | 314 878 | 295 909 | 189 740 |

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 14. Operating profit

| | 2006 $'000 | 2005 $'000 | 2004 $'000 |
|---|---|---|---|
| Profit before tax is arrived at after taking into account the following: | | | |
| Depreciation | 15 583 | 20 532 | 18 753 |
| Auditor's remuneration | | | |
| -    audit fees | 141 | 111 | 108 |
| Impairment on accounts receivable | 1 137 | 4 030 | 1 560 |
| Forex differences - net | (2 124) | 1 483 | 547 |
| Inventory obsolescence provision | 1 062 | 2 004 | - |
| Exploration Expense | 6 606 | 1 105 | 1 425 |
| Royalties | 18 856 | 15 529 | 11 584 |
| Related party management fee (note 21) | 3 149 | 2 605 | 2 045 |

### 15. Taxation

Major items causing the Company's actual income tax charge to differ from estimates at the standard charge of 35% of taxable income are as follows:

| | 2006 $'000 | 2005 $'000 (Restated) | 2004 $'000 (Restated) |
|---|---|---|---|
| Current taxation | 56 427 | 7 818 | - |
| Deferred taxation (note 8) | 1 290 | (7 551) | - |
| | 57 717 | 267 | - |
| The tax on the Company's profit before tax differs from the theoretical amount that would arise using the statutory tax rate as follows: | | | |
| Profit before tax | 157 956 | 132 068 | 49 211 |
| Tax calculated at tax rate of 35% | 55 285 | 46 224 | 17 224 |
| Expenses not deductible for tax purposes | | | |
| - Provisions/allowances | 2 708 | 2 526 | - |
| - Other Permanent Differences | (276) | - | - |
| Tax holiday permanent differences | - | (48 483) | (17 224) |
| Taxation charge | 57 717 | 267 | - |

The Company benefited from a five year tax holiday in Mali which expired on November 14, 2005. The benefit of the tax holiday to the Company was to increase its net income by $38.7 million and $17.2 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2005 and 2004, respectively.  Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2006, 2005 and 2004 respectively, for deduction against future mining income.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 16. Notes to the cash flow statement

| | 2006 $'000 | 2005 $'000 (Restated) | 2004 $'000 (Restated) |
|---|---|---|---|
| **16.1 Cash generated by operating activities before changes in working capital** | | | |
| Profit after taxation | 100 239 | 131 801 | 49 211 |
| Adjustments: | | | |
| - Tax expense | 57 717 | 267 | - |
| - net finance charges | 2 495 | 2 739 | 4 160 |
| - depreciation | 15 583 | 20 532 | 18 753 |
| - unrealized movements of financial instruments | - | - | 2 865 |
| - TSF gold in process provision | - | - | 4 167 |
| - provision for bad debt | 1 137 | 4 030 | 1 560 |
| - Accretion expense on environmental rehabilitation provision | 593 | 637 | 443 |
| - other non cash movements | - | - | (1 363) |
| | 177 764 | 160 006 | 79 796 |
| **16.2 Cash utilized by changes in working capital** | | | |
| - Increase in accounts receivable | (21 680) | (9 967) | (29 467) |
| - Increase in inventories | (29 441) | (46 910) | (20 640) |
| - (Decrease)/increase in accounts payable | (5 103) | (759) | 4 887 |
| | (56 224) | (57 636) | (45 220) |
| **16.3 Taxation paid** | | | |
| - Balance at beginning of year | 6 844 | - | - |
| - Charge to income statement | 57 717 | 267 | - |
| - Offsets against indirect tax receivables | (21 877) | - | - |
| - Movement in deferred taxation | (1 290) | 7 551 | - |
| - Balance at end of year | (4 434) | (6 844) | - |
| - Tax paid | 36 960 | 974 | - |

## 17. Financial risk management

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which include mainly gold forward and gold option contracts.

### 17.1 Concentration of credit risk

The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.

Gold bullion, the Company's principal product, is produced in Mali. The gold produced is sold to a reputable gold refinery. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refinery to which the gold is sold.

Included in accounts receivable is $40.4 million (2005: $41.7 million) relating to indirect taxes owing to the Company by the Government of Mali, which is denominated in Communauté Financière Africaine franc.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 17. Financial risk management (continued)

### 17.2 Foreign currency and commodity price risk

In the normal course of business, the Company enters into transactions denominated in USD. In addition, the Company enters into transactions in a number of different currencies (primarily Communauté Financière Africaine franc). As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

|  | 2006 $'000 | 2005 $'000 |
|---|---:|---:|
| Cash and cash equivalents includes balances denominated in | | |
| - Communauté Financière Africaine franc (CFA) | 788 | (2 430) |
| Accounts receivable includes balances denominated in | | |
| - Communauté Financière Africaine franc (CFA) | 39 989 | 40 948 |
| Accounts payable includes balances denominated in | | |
| - Communauté Financière Africaine franc (CFA) | (8 046) | (7 477) |
| - South African Rand (ZAR) | (1 307) | (95) |
| - Pound Sterling (GBP) | (127) | (3) |
| - Euro (EUR) | (3 942) | (3 688) |
| - Australian Dollar (AUD) | (88) | - |
| - Canadian Dollar (CAD) | (1) | - |

Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, in periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices.

### 17.3 Interest rates and liquidity risk

Fluctuation in variable interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders' and third party loans.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

## 18. Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2006 and 2005. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Carrying amount $'000 | Fair value $'000 | Carrying amount $'000 | Fair value $'000 |
| *Financial assets* | | | | |
| Cash and equivalents | 4 428 | 4 428 | 3 904 | 3 904 |
| Accounts receivable | 49 982 | 49 982 | 49 939 | 49 939 |
| *Financial liabilities* | | | | |
| Accounts payable | 17 058 | 17 058 | 22 160 | 22 160 |
| Long-term liabilities (excluding loans from shareholders) | 8 343 | 8 343 | 11 142 | 11 142 |
| Short term portion of long term liabilities | 3 021 | 3 021 | 3 048 | 3 048 |

### Estimation of fair values

**Receivables, restricted cash, accounts payable and cash and equivalents**
The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

**Long term debt**
The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

**Gold price contracts**
The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

## 19. Post retirement employees benefits

Retirement benefits for employees of the Company are provided by the Mali Government social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2006, 2005 and 2004 amounted to $2.6 million, $2.5 million and $2.7 million respectively.

## 20. Commitments

Capital expenditure for mining assets

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Contracts for capital expenditure | - | - |
| Authorized but not contracted for | 141 | 1 280 |
| | 141 | 1 280 |

Somadex mining contractor expenditure

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Not later than 1 year | 29 050 | 25 052 |
| Later than 1 year and not later than 5 years | 30 014 | 59 064 |
| Later than 5 years | - | - |
| | 59 064 | 84 116 |

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

### 21. Related party transactions

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The management fees for the year ended December 31, 2006 amounted to $3.2 million (2005: $2.9 million) (2004: $2.0 million).

Royalties are payable to the Government of Mali in the form of Ad Valorem taxes and CPS at a total rate of 6% of total sales. The royalties for the year ended December 31, 2006 amounted to $18.9 million (2005: $15.5 million) (2004: $11.5 million). Refer to the Value added tax receivable and Fuel duty receivable in note 11 to the financial statements for the balances owed by the Government of Mali to the Company.

Notes 11 and 12 to the financial statements set out the other balances receivable and payable relating to fellow subsidiaries.

Transactions between fellow subsidiaries can be set out as follows:

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Sales/services to related parties |  |  |
| - AngloGold Ashanti Limited | 92 | 645 |
| - AngloGold Services Mali S.A. | 63 | 380 |
| - Societe d' Exploitation des Mines d'Or de Sadiola S.A. | (2) | 24 |
| - YATELA SA | 5 | 2 |
| - Societe des Mines de Loulo S.A. | 111 | 126 |
| - AngloGold Mines de Siguiri Guinea | 66 | 88 |
| - Geita Gold Mining | 1 | - |
|  |  |  |
| Purchases from related parties |  |  |
| - AngloGold Ashanti Limited | (2 884) | (5 383) |
| - AngloGold Services Mali S.A. | (4 843) | (5 245) |
| - Societe d'Exploitation des Mines d'Or de Sadiola S.A. | (285) | (444) |
| - YATELA SA | (2) | (4) |
| - Randgold Resources Limited | (102) | (7) |

Key management remuneration:

|  | 2006 $'000 | 2005 $'000 | 2004 $'000 |
|---|---|---|---|
| Short-term employee benefits | 1 090 | 866 | 749 |
| Post-employment benefits | 36 | 32 | - |
|  | 1 126 | 898 | 749 |

### 22. Differences between IFRS and U.S. GAAP

The Company's financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. However, for the periods presented, there are no material measurement differences which would impact the Company's balance sheet, net income or shareholders' equity under U.S GAAP, when compared to the amounts reported under IFRS.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

**22.    Differences between IFRS and U.S. GAAP (continued)**

*Change in accounting policy*

As discussed in note 2.5, on January 1, 2006, the Company adopted Emerging Issues Task Force Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry ("EITF 04-06"). EITF 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.

Previously, deferred stripping costs were charged to operating costs as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously generally resulted in the recognition of an asset (deferred stripping costs).

In accordance with Issue No. 04-06, the Company elected to recognise this change in accounting by restatement of its prior-period financial statements through retrospective application of this consensus. The Company has therefore adjusted its net income and shareholders' equity previously reported under U.S. GAAP as if the revised principles had always been used, which is consistent with the disclosures under IFRS set forth in note 2.5.

**Recent accounting pronouncements**

The June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, 'Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109)' ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financials statements recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement is effective for years beginning on or after 1 January 2007. The Company has evaluated the impact of adoption of FIN 48 on its financial statements as nil.

On September 15, 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS157").

SFAS157 provides enhanced guidance for using fair value to measure assets and liabilities. Under SFAS157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS157 also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing the guidance issued in SFAS157 and has not yet determined the impact of this on the financial statements.

On February 15, 2007 the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115" ("SFAS159").

SFAS159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

**Société des Mines de Morila S.A.**
**Notes to the financial statements**
for the year ended December 31, 2006

**22.    Differences between IFRS and U.S. GAAP (continued)**

SFAS159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157, "Fair Value Measurements". The choice to adopt early must be made within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption. SFAS159 permits application to eligible items existing at the effective date (or early adoption date). The Company is currently reviewing the guidance issued in SFAS159 and has not yet determined the impact of this on the financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**

Financial statements
as of and for the year ended
December 31, 2006

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Financial statements and report of the Independent Registered Public Accounting Firm**
For the year ended December 31, 2006

Report of independent registered public accounting firm

Income statements

Balance sheets

Statements of changes in stockholders' equity

Cash flow statements

Notes to the financial statements

**Report of the Independent Registered Public Accounting Firm**

**The board of directors and stockholders of Société d'Exploitation des Mines d'Or de Sadiola S.A.**

We have audited the accompanying balance sheets of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences, as of and for the years ended December 31, 2006, 2005 and 2004, is presented in note 20 to the financial statements.

KPMG Inc.


Johannesburg, South Africa
June 25, 2007

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Income Statement**
For the years ended December 31,

| | Notes | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | US$ | | |
| **Revenue** | 3 | 300,727,005 | 198,138,374 | 187,577,578 |
| Cost of sales | | (167,004,820) | (148,428,779) | (143,237,187) |
| **Gross profit** | | 133,722,185 | 49,709,595 | 44,340,391 |
| | | | | |
| Exploration costs | | (553,347) | (971,110) | (226,227) |
| Other operating expenses / (income) | | 692,296 | 410,115 | (1,555,744) |
| Net foreign exchange gain / (loss) | | 1,208,733 | (7,520,279) | 636,876 |
| Special impairments of indirect taxes receivable and special expenses for indirect taxes payable | 5 | (4,136,344) | (9,130,667) | - |
| **Operating profit** | 4 | 130,933,523 | 32,497,654 | 43,195,296 |
| | | | | |
| Interest income | | 1,004,863 | 341,515 | 363,185 |
| Interest expense | | (748,870) | (3,083,377) | (167,817) |
| **Profit before taxation** | | 131,189,516 | 29,755,792 | 43,390,664 |
| | | | | |
| Taxation | 6 | (40,925,311) | (17,671,661) | (11,796,375) |
| | | | | |
| **Profit for the year** | | 90,264,205 | 12,084,131 | 31,594,289 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Balance Sheet**
As at December 31,

| | Notes | 2006 | 2005 |
|---|---|---|---|
| | | US$ | |
| **ASSETS** | | | |
| | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 7 | 112,447,354 | 131,872,377 |
| Inventories | 8 | 28,671,942 | 17,936,431 |
| Trade and other receivables | 9 | 28,335,326 | 14,551,010 |
| | | 169,454,622 | 164,359,818 |
| **Current assets** | | | |
| Inventories | 8 | 55,843,871 | 43,387,635 |
| Trade and other receivables | 9 | 20,531,375 | 27,527,053 |
| Cash and cash equivalents | 10 | 28,818,654 | 12,185,406 |
| | | 105,193,900 | 83,100,094 |
| | | | |
| **Total assets** | | 274,648,522 | 247,459,912 |
| | | | |
| **EQUITY AND LIABILITIES** | | | |
| | | | |
| **Equity** | | | |
| Stockholders' equity | | 179,293,271 | 179,029,066 |
| | | | |
| **Non-current liabilities** | | | |
| Provisions | 11 | 14,862,531 | 11,655,394 |
| Deferred taxation | 12 | 2,426,353 | 5,828,420 |
| | | 17,288,884 | 17,483,814 |
| | | | |
| **Current liabilities** | | | |
| Trade and other payables | 13 | 22,022,889 | 22,845,390 |
| Taxation | 15 | 33,137,071 | 8,101,642 |
| Dividends payable | 14 | 22,906,407 | 20,000,000 |
| | | 78,066,367 | 50,947,032 |
| | | | |
| **Total liabilities** | | 95,355,251 | 68,430,846 |
| | | | |
| **Total equity and liabilities** | | 274,648,522 | 247,459,912 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Statement of changes in stockholders' equity**
For the years ended December 31,

| | Note | Ordinary stock (note 16) | Non-distributable reserve | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|
| | | | | US$ | |
| Balance at December 31, 2003 | | 20,000,000 | 4,000,000 | 196,350,646 | 220,350,646 |
| Profit for the year | | - | - | 31,594,289 | 31,594,289 |
| Dividends declared | 14 | - | - | (45,000,000) | (45,000,000) |
| Balance at December 31, 2004 | | 20,000,000 | 4,000,000 | 182,944,935 | 206,944,935 |
| | | | | | |
| Profit for the year | | - | - | 12,084,131 | 12,084,131 |
| Dividends declared | 14 | - | - | (40,000,000) | (40,000,000) |
| Balance at December 31, 2005 | | 20,000,000 | 4,000,000 | 155,029,066 | 179,029,066 |
| | | | | | |
| Profit for the year | | - | - | 90,264,205 | 90,264,205 |
| Dividends declared | 14 | - | - | (90,000,000) | (90,000,000) |
| Balance at December 31, 2006 | | 20,000,000 | 4,000,000 | 155,293,271 | 179,293,271 |

The non-distributable reserve is a legal reserve created in 1997 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve. Such reserve only becomes distributable in the event the company is liquidated.

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Cash flow statements**
For the years ended December 31,

| | Notes | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | **US$** | | |
| **Net cash provided by operating activities** | | | | |
| Profit for the year | | 90,264,205 | 12,084,131 | 31,594,289 |
| Adjusted for: | | | | |
| Non-cash movements | | | | |
| - taxation charge per income statement | | 40,925,311 | 17,671,661 | 11,796,375 |
| - adjustment for obsolete and slow-moving consumable stores | | 432,263 | 358,681 | 1,038,105 |
| - net foreign exchange (gains) / losses | | (1,208,733) | 7,520,279 | (636,876) |
| - present value adjustment of VAT taxes refundable | | (81,012) | 2,553,510 | - |
| - present value adjustment on refundable tax on fuel | | 247,119 | 297,000 | - |
| - ore stockpile valuation adjustment | | - | - | 5,617,704 |
| - unwinding of non-current provisions | | 582,763 | 232,867 | 167,817 |
| - environmental restoration charge to the income statement | | 67,261 | 2,397,330 | 1,130,731 |
| - employee long service obligation charge to the income statement | | (1,737,418) | 373,687 | 508,009 |
| - reversal of unrealised fair value gain on derivatives | | - | - | (1,415,000) |
| - amortisation of property, plant and equipment | | 34,039,909 | 29,661,072 | 25,563,636 |
| Special impairments of indirect taxes refundable and special provision for indirect taxes payable | | 4,136,344 | 9,130,667 | - |
| Increase in non-current inventories | | (10,735,511) | (7,122,597) | (3,201,209) |
| Increase in non-current VAT refundable | | (13,784,316) | (17,519,010) | - |
| Income tax paid | 15 | (19,291,949) | (4,460,844) | (13,077,286) |
| Increase in inventories | | (12,888,499) | (11,203,796) | (2,862,544) |
| Decrease / (increase) in trade and other receivables | | 2,693,227 | 12,059,739 | (9,242,362) |
| Increase / (decrease) in trade and other payables | | 386,231 | (4,082,958) | (3,480,256) |
| | | 114,047,195 | 49,951,419 | 43,501,133 |
| | | | | |
| **Net cash used in investing activities** | | | | |
| Capital expenditure | | (10,320,354) | (19,703,773) | (16,075,526) |
| Net cash outflow from investing activities | | (10,320,354) | (19,703,773) | (16,075,526) |
| | | | | |
| **Net cash used in financing activities** | | | | |
| Dividends paid | 14 | (87,093,593) | (30,802,000) | (45,198,000) |
| Net cash outflow from financing activities | | (87,093,593) | (30,802,000) | (45,198,000) |
| | | | | |
| Net increase / (decrease) in cash and cash equivalents | | 16,633,248 | (554,354) | (17,772,393) |
| Cash and cash equivalents at beginning of year | | 12,185,406 | 12,739,760 | 30,512,153 |
| Cash and cash equivalents at end of year | 10 | 28,818,654 | 12,185,406 | 12,739,760 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

## 1. Business activities

Société d'Exploitation des Mines d'Or de Sadiola S.A. (Semos) is a company registered in Mali. The Company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on March 4, 1997.

## 2. Accounting policies

**Statement of compliance**
The company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by Société d'Exploitation des Mines d'Or de Sadiola S.A:

| | |
|---|---|
| IAS 39 and IFRS 4 | Amendment – Financial Guarantee Contracts; |
| IFRS 6 | Exploration for and Evaluation of Mineral Resources; |
| IFRIC 4 | Determining whether an Arrangement contains a lease. |
| IFRIC 6 | Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment. |

In addition, the following interpretation was early adopted by Société d'Exploitation des Mines d'Or de Sadiola S.A. during previous financial years:

| | |
|---|---|
| IFRIC 5 | Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. |

In addition, the following interpretations were early adopted by Société d'Exploitation des Mines d'Or de Sadiola S.A during the current financial year:

| | |
|---|---|
| IFRIC 7 | Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies; |
| IFRIC 8 | Scope of IFRS 2; |
| IFRIC 9 | Reassessment of Embedded Derivatives; |
| IFRIC 10 | Interim Reporting and Impairment. |

The adoption of the above identified accounting standards, amendments to standards and new interpretations had no financial impact on the annual financial statements.

The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d'Exploitation des Mines d'Or de Sadiola S.A, have not been adopted in the current year:

| | | |
|---|---|---|
| IAS 1 | Amendment – Capital Disclosures | Effective years beginning on or after 1 January 2007 |
| IFRS 7 | Financial Instruments and Disclosures | Effective years beginning on or after 1 January 2007 |
| IFRS 8 | Operating Segments | Effective years beginning on or after 1 January 2009 |
| IFRIC 11 | IFRS 2 – Company and Treasury Share Transactions | Effective years beginning on or after 1 March 2007 |
| IFRIC 12 | Service Concession Arrangements | Effective years beginning on or after 1 January 2008 |

The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2007 and later years and concluded that they will have no material financial impact. Both IAS 1 and IFRS 7 may have an impact on certain disclosures.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.1    Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the above mentioned new and revised standards.  The financial statements are presented in US dollars.

### 2.2    Changes in accounting policies

The changes in accounting policies result from adoption of the following new/revised standards, amendments to standards and interpretations:

| | |
|---|---|
| IAS 39 and IFRS 4 | Amendment – Financial Guarantee Contracts; |
| IFRS 6 | Exploration for and Evaluation of Mineral Resources; |
| IFRIC 4 | Determining whether an Arrangement contains a Lease; |
| IFRIC 6 | Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment; |
| IFRIC 7 | Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies; |
| IFRIC 8 | Scope of IFRS 2; |
| IFRIC 9 | Reassessment of Embedded Derivatives; |
| IFRIC 10 | Interim Reporting and Impairment. |

The principal effects of these changes in policies are discussed below.

**IAS 39 and IFRS 4 "Amendment – Financial Guarantee Contracts"**

The main impact of the IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts on the company, is the recognition of an expense and a corresponding entry to liabilities for the fair value of any financial guarantee contracts in existence. Subsequent measurement is dealt with in the financial instruments accounting policy.  A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. As a result, the company has applied IAS 39 and IFRS 4 Amendment – financial guarantee contracts to all such issued contracts that are in existence.

The effect of the revised policy has no effect on the company financial statements and prior or current year profits.

**IFRS 6 "Exploration for and Evaluation of Mineral Resources"**

The adoption of IFRS 6 has resulted in the company clarifying the accounting policy for Exploration for and evaluation of Mineral Resources which is described in "Significant accounting policies".

Moreover, assets defined as used in the exploration for and evaluation of Mineral Resources are required to be separately identified from other property, plant and equipment, which are fully disclosed in Note 7.

The effect of the revised policy had no effect on the company financial statements and prior or current year financial statements.

**IFRIC 4 "Determining whether an arrangement contains a lease"**

The company has applied IFRIC 4 in accordance with the transitional provisions of the interpretation.

IFRIC 4 requires an entity to assess its arrangements that do not take the legal form of a lease but convey the right to use an asset, in order to determine whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, Leases.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.2    Changes in accounting policies (continued)*

The effect of the assessment of arrangements that do not take the legal form of a lease but convey the right to use an asset has no effect on company prior or current year profits however, certain operating expenses presented in note 4 have been reclassified as operating leases for 2005 and 2004 to conform to the 2006 presentation in accordance with IFRIC 4.

**IFRIC 6 "Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment;"**

This interpretation provides guidance on the recognition in the financial statements of producers, of liabilities for waste management under the Economic Union Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

**IFRIC 7 "Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary Economies"**

This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29.

The adoption of this IFRIC had no effect on the company financial statements and prior or current year financial statements.

**IFRIC 8 "Scope of IFRS 2"**

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services where the identifiable consideration received is less than the fair value of the equity instruments issued.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

**IFRIC 9 "Reassessment of Embedded Derivatives"**

IAS 39 paragraph 10 describes an embedded derivative as a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. IAS 39 paragraph 11 requires an embedded derivative to be separated from the host contract and accounted for as a derivative under certain presented circumstances.

IFRIC 9 specifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

**IFRIC 10 "Interim Reporting and Impairment"**

The company is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date. This interpretation requires that the company shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

> ### 2.3 Significant accounting judgements and estimates
>
> **Use of estimates:** The preparation of the financial statements requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
>
> The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments, write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.
>
> Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
>
> The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
>
> **Carrying value of property, plant and equipment**
>
> All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.
>
> For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the mine.
>
> The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.
>
> These factors could include:
>
> - changes in proved and probable mineral reserves;
> - the grade of mineral reserves may vary significantly from time to time;
> - differences between actual commodity prices and commodity price assumptions;
> - unforeseen operational issues;
> - changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
>
>   changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
>
> The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
>
> The company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.3    Significant accounting judgements and estimates (continued)*

**Production start date**

The company assesses the construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and insignificant revenue);
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

**Income taxes**

The company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdiction in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

**Provision for environmental rehabilitation obligations**

The company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

**Stockpiles, gold in process and product inventories**

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.3 *Significant accounting judgements and estimates (continued)*

#### Stockpiles, gold in process and product inventories (continued)

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

#### Recoverable tax, rebates, levies and duties

Société d'Exploitation des Mines d'Or de Sadiola S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a favourable manner, it could have an adverse effect upon the carrying value of these assets.

#### Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.

### 2.4 *Summary of significant accounting policies*

#### Foreign currency translation

*Functional currency*

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d'Afrique (F CFA). The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

*Transactions and balances*

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

#### Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

2.4     *Summary of significant accounting policies (continued)*

**Property, plant and equipment (continued)**

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life, for those assets not amortised on the units-of-production method as, follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years on a straight line basis; and
- computer equipment up to three years on a straight line basis.

  where life of mine is determined as the period up to the end of commercial production or the period up to which the company has satisfied all its obligations acquired by virtue of the Mining Convention agreed with the Government of Mali.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing net sale proceeds with carrying amount. These are included in the income statement.

*Mine development costs*

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.4 Summary of significant accounting policies (continued)

*Mine infrastructure*

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

*Exploration and Evaluation assets*

All exploration costs are expensed until the directors conclude that a future economic benefit is more likely than not of being realised. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a) Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

(b) Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

(c) Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

**Impairment of assets**

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Impairment calculation assumptions include life of mine plans based on published reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and intangible assets.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.4    Summary of significant accounting policies (continued)

**Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

**Leased assets**

Operating lease rentals are charged against operating profits on a straight line basis unless another systematic manner related to the period the assets concerned will be used is more representative of the time pattern of the benefit.

**Exploration and research expenditure**

Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.

**Inventories**

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- gold in process is valued at the average total production cost at the relevant stage of production;
- gold on hand is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
- by-products are valued on an average total production cost method.
- consumable stores are valued at average cost.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

**Provisions**

Provisions are recognised when the company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

**Employee benefits**

*Short-term employee benefits*

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the company has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

2.4     *Summary of significant accounting policies (continued)*

*Long-term employee benefits*

A long-term provision for the long-service obligation costs to qualifying employees at the end of their contracts represents the present value of the estimated future cash outflows resulting from employees' services provided.

In determining this liability for employee benefits, consideration has been given to future increases in wage and salary rates, and the company's expected staff turnover.

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

The company and all employees contribute towards the Malian State social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian State. Expatriate employees are reimbursed their contributions made to the social security fund.

**Environmental rehabilitation expenditure**

Long-term environmental rehabilitation obligations comprising decommissioning and restoration are based on the company's environmental management plans, in compliance with the current environmental and regulatory requirements.

*Decommissioning costs*

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses, from the expected disposal of assets are not taken into account when determining the provision.

*Restoration costs*

The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

**Revenue recognition**

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.4    Summary of significant accounting policies (continued)

**Income Tax**

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

**Special items**

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as "special items" on the face of the income statement. Special items that relate to the underlying performance of the business are classified as "operating special items" and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as "non-operating special items" and are presented below "Operating (loss) profit" on the income statement.

**Dividend distribution**

Dividend distribution to the company's shareholders is recognised as a liability in the company's financial statements in the period in which the dividends are declared by the board of directors of  Société d'Exploitation des Mines d'Or de Sadiola S.A..

**Financial instruments**

Financial instruments recognised in the balance sheet include trade and other receivables, cash and cash equivalents and trade and other payables.

Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.4     Summary of significant accounting policies (continued)

**Financial instruments (continued)**

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

*Trade and other receivables*

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

*Cash and cash equivalents*

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost which is deemed to be fair value as they have a short-term maturity.

Cash which is subject to legal or contractual restrictions on use is classified separately.

*Financial liabilities*

Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | | 2006 | 2005 | 2004 |
|---|---|---:|---:|---:|
| | | US$ | | |
| **3** | **Revenue** | | | |
| | Product sales | 300,727,005 | 198,138,374 | 187,577,578 |
| | | | | |
| **4** | **Operating profit** | | | |
| | Operating profit is arrived at after taking account of: | | | |
| | Royalties | 18,027,171 | 11,874,900 | 11,172,594 |
| | Amortisation of property, plant and equipment (note 7) | 34,039,909 | 29,661,072 | 25,563,636 |
| | Auditors' remuneration | | | |
| | – Statutory audit fees | 31,981 | 77,853 | 119,948 |
| | – External audit - audit fees | 404,681 | 32,013 | 67,207 |
| | – External audit - disbursements | - | - | 3,800 |
| | Contributions to Malian State social security fund | 3,650,222 | 2,726,692 | 2,778,639 |
| | Exploration and evaluation expenditure | 553,347 | 971,110 | 226,277 |
| | Realised fair value loss on derivatives | - | - | 1,102,500 |
| | Reversal of unrealised fair value gain on derivatives | - | - | (1,415,000) |
| | Legal fees | 65,201 | 45,636 | 38,652 |
| | Ore stockpile valuation adjustment | - | - | 5,617,704 |
| | Provision for obsolete and slow-moving consumable stores | 432,263 | 358,681 | 1,038,105 |
| | Remuneration other than to employees | | | |
| | – management fees | 3,007,271 | 1,981,333 | 1,864,751 |
| | Salaries, wages and benefits | 14,900,568 | 15,164,324 | 16,612,686 |
| | Mining contractor fees | 29,057,225 | 24,706,278 | 24,818,526 |
| | Operating leases | 26,214,997 | 19,054,434 | 3,261,930 |
| | | | | |
| **5** | **Special impairments of indirect taxes receivable and special expenses for indirect taxes payable** | | | |
| | Impairment of advance on tax dispute (note 5.1) | - | 5,184,786 | - |
| | Impairment of VAT refundable by Government of Mali (note 5.2) | - | 1,947,000 | - |
| | 2003/2004 tax audit (note 5.3) | 4,136,344 | 1,434,617 | - |
| | Impairment of stamp duties refundable by Government of Mali | - | 564,264 | - |
| | | 4,136,344 | 9,130,667 | - |

**5.1** *Impairment of advance on tax dispute*

During November 2003, the Government of Mali performed a tax audit of the corporate taxation and various indirect taxes at the company for fiscal years 2000 to 2002. The results of the audit indicated that the company owed the Government of Mali F CFA 7.9 billion (US$16.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the company. According to Government of Mali officials the main reasons for the additional taxes were:

- withholding taxes payable;
- fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently;
- the application of the incorrect depreciation rates to certain mining assets; and
- different interpretations of the law with respect to VAT payable on interest paid.

The company was of the opinion that the tax filings and indirect tax submissions by the Company were in compliance with applicable laws and regulations.

Towards the end of the 2003 financial year the Government of Mali proposed that the company and the Government of Mali settle their differences on the tax audit findings by way of the Company paying F CFA 2.5 billion (US$5.2 million as of December 31, 2004) to the Government of Mali. In January 2004, the Government of Mali threatened to close down the operations of the company if the taxes were not paid and, as a result the Government of Mali requested that an advance of F CFA 2.5 billion (US$5.2 million as of December 31, 2004) be made to them in order for the company to continue operations. The agreement with the Government of Mali was that this advance was not an acknowledgement of any taxes payable and that the advance would allow the company and the Government of Mali time to resolve their differences in tax interpretation, or to allow the Company the right to arbitration. No cash payment was made as a transfer was made from the current account held with the Government of Mali. Numerous attempts to resolve the dispute between the Government of Mali and the company between January and June 2004 failed.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

Without admitting that the company filings have been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors decided that the advance should be abandoned in order to close this issue and allow management to concentrate on the company's core business. Accordingly, the abandonment was recorded as an special item rather than as an under provision of prior year taxation. Abandonment of this amount enabled the company to reach an agreement with the Government of Mali on all corporate taxation issues which were in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.

**5.2** ***Impairment of VAT refundable by Government of Mali***

The gross amount of VAT refundable by the Government of Mali amounted to US$29.2 million at December 31, 2005. Management estimated that only US$27.3 million was recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$1.9 million was made. Management estimates that the gross amount of VAT refundable by the Government of Mali at December 31, 2006 is recoverable, accordingly no impairment was made in 2006.

**5.3** ***Payment relating to 2003/2004 tax audit***

During the 2005 financial year a tax assessment was received for corporate tax and various indirect taxes by Government of Mali authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the protocol agreement reached between the company and the Government of Mali with regard to the tax audit of the Company for fiscal years 2000 to 2002 (note 5.1). As discussed in note 5.1 the Government of Mali required an advance be made which the Company refused. Without admitting guilt the Company decided to pay the Government of Mali an amount agreed by both parties. The Company and the Government of Mali reached settlement on the disputes relating to the 2003 and 2004 fiscal year tax assessments in 2006. The additional settlement of $4.1 million has been recorded as an special payment of indirect taxes.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | US$ | |
| **6 Taxation** | | | |
| All pre-tax income and income tax expense is related to operations in Mali | | | |
| Current tax expense (note 15) | 44,327,378 | 13,364,869 | 8,092,583 |
| Deferred tax expense (note 12) | (3,402,067) | 4,306,792 | 3,703,792 |
| | 40,925,311 | 17,671,661 | 11,796,375 |

A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:

| | % | % | % |
|---|---|---|---|
| Statutory tax rate in Mali | 35.0 | 35.0 | 35.0 |
| Disallowable expenses: | | | - |
| - Net foreign exchange (gain) / loss | (0.3) | 8.8 | - |
| - Special impairment of indirect taxes receivable and special expenses for indirect taxes payable | 0.7 | 10.7 | - |
| - Other | - | 2.2 | - |
| Non-taxable income | - | (2.1) | (0.5) |
| Translation (loss) / gain on current and deferred tax | (4.2) | 4.8 | (8.8) |
| Prior year tax expense | - | - | 1.5 |
| Effective tax rate | 31.2 | 59.4 | 27.2 |

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | Mine development costs | Work in progress | Mine infra-structure | Total |
|---|---|---|---|---|
| | US$ | US$ | US$ | US$ |
| **7  Property, plant and equipment at December 31, 2006** | | | | |
| **Cost** | | | | |
| Balance at January 1, 2006 | 189,329,641 | 9,054,637 | 203,524,258 | 401,908,536 |
| Additions | 7,239,267 | - | 3,081,087 | 10,320,354 |
| Transfers and other movements | (664,602) | (9,054,637) | 14,013,771 | 4,294,532 |
| Balance at December 31, 2006 | 195,904,306 | - | 220,619,116 | 416,523,422 |
| | | | | |
| **Accumulated amortisation** | | | | |
| Balance at January 1, 2006 | 128,100,079 | - | 141,936,080 | 270,036,159 |
| Amortisation for the year | 16,945,012 | - | 17,094,897 | 34,039,909 |
| Balance at December 31, 2006 | 145,045,091 | - | 159,030,977 | 304,076,068 |
| | | | | |
| **Carrying amount at December 31, 2006** | **50,859,215** | **-** | **61,588,139** | **112,447,354** |

| | Mine development costs | Work in progress | Mine infra-structure | Total |
|---|---|---|---|---|
| | US$ | US$ | US$ | US$ |
| **Property, plant and equipment at December 31, 2005** | | | | |
| **Cost** | | | | |
| Balance at January 1, 2005 | 180,189,980 | 1,618,252 | 199,507,239 | 381,315,471 |
| Additions | 9,139,661 | 7,436,385 | 3,127,727 | 19,703,773 |
| Transfers and other movements | - | - | 889,292 | 889,292 |
| Balance at December 31, 2005 | 189,329,641 | 9,054,637 | 203,524,258 | 401,908,536 |
| | | | | |
| **Accumulated amortisation** | | | | |
| Balance at January 1, 2005 | 108,797,274 | - | 131,577,813 | 240,375,087 |
| Amortisation for the year | 19,302,805 | - | 10,358,267 | 29,661,072 |
| Balance at December 31, 2005 | 128,100,079 | - | 141,936,080 | 270,036,159 |
| | | | | |
| **Carrying amount at December 31, 2005** | **61,229,562** | **9,054,637** | **61,588,178** | **131,872,377** |

| | 2006 | 2005 |
|---|---|---|
| | US$ | |
| **8  Inventories** | | |
| *Non-current portion of inventories* | | |
| Ore stockpiles | 28,671,942 | 17,936,431 |
| | | |
| *Current portion of inventories* | | |
| Ore stockpiles | 34,693,966 | 24,920,668 |
| Gold bullion | 3,671,881 | 2,443,994 |
| Gold-in-process | 1,115,895 | 1,758,430 |
| | | |
| *Consumable stores* | 16,362,129 | 14,264,543 |
| Consumable stores | 19,483,258 | 16,953,409 |
| Less: adjustment for obsolete and slow-moving items | (3,121,129) | (2,688,866) |
| | | |
| Total current inventory | 55,843,871 | 43,387,635 |
| | | |
| Total inventories | 84,515,813 | 61,324,066 |

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

|  |  | 2006 | 2005 |
|---|---|---:|---:|
|  |  | **US$** | |
| **9** | **Trade and other receivables** | | |
|  | *Related party receivables* | | |
|  | – AngloGold Ashanti Mali S.A. | 44,932 | 28,871 |
|  | – Société des Mines de Morila S.A. | 174,937 | 21,234 |
|  | – Société d'Exploitation des Mines d'Or de Yatela S.A. | 381,698 | 216,019 |
|  | – AngloGold Services Limited | - | 491 |
|  | – Rand Refinery | 23,892 | 11,309 |
|  | – Other | 167,303 | 108,915 |
|  |  | 792,762 | 386,839 |
|  |  | | |
|  | Special tax account with Government of Mali | 558,933 | - |
|  | VAT refundable by Government of Mali (note 5.2 and 19.2.1) | 36,006,997 | 26,233,829 |
|  | Stamp duties refundable by Government of Mali (note 9.1) | 1,003,899 | 3,884,667 |
|  | Refundable tax on fuel by Government of Mali (note 19.2.2) | 8,181,697 | 9,891,270 |
|  | Prepaid expenses | - | 82,912 |
|  | Other | 2,322,413 | 1,598,546 |
|  | Total current and non-current trade and other receivables | 48,866,701 | 42,078,063 |
|  |  | | |
|  | Less: non-current portion of amounts refundable by Government of Mali | 28,335,326 | 14,551,010 |
|  |  | | |
|  | Total current trade and other receivables | 20,531,375 | 27,527,053 |

**9.1** *Stamp duties refundable by the Government of Mali*

During 2002, a dispute arose between the company and the Government of Mali with regards to the payment of stamp duties on gold exports due to different interpretations of the Convention Agreement and the Mining Code. In order to ensure the continuation of gold exports, the company paid stamp duties raising an amount receivable from the Government of Mali.

The company entered into arbitration to resolve the dispute. The Tribunal decision was announced in February 2003, indicating that the company would no longer be obliged to pay stamp duties and that stamp duties to the value of F CFA2.2 billion (US$3.2 million) should be reimbursed to the company.

During the 2004, 2005 and 2006 financial years, management communicated with the Minister of Finance (MOF), Minister of Domains (MOD) and the Minister of Mines (MOM) several times in an effort to recover the outstanding stamp duties. However, at the end of December 2006, the amount of US$1.0 million (2005: US$3.9 million) was still outstanding and is reflected in trade and other receivables.

The MOD represented the Government of Mali during the arbitration proceedings. In order for the MOF to be able to settle with the company the outstanding stamp duties, the MOD is required to officially notify the MOF advising that the Government of Mali lost the arbitration case. Subsequently the MOF has confirmed to management of the company that they will settle the long outstanding stamp duty. F CFA 800 million (US$1.4 million) was reimbursed early in January 2006. An impairment of US$0.6 million was made in December 2005 for the portion of the amount that management did not expect to recover. Following the settlement of the indirect taxes disputes the company and the Government of Mali have signed a protocol agreement whereby the government has committed to repay the total amount outstanding by the end of March 2007. Repayments received in 2006 have been in accordance with the protocol agreement.

|  |  | 2006 | 2005 |
|---|---|---:|---:|
|  |  | **US$** | |
| **10** | **Cash and cash equivalents** | | |
|  | HypoVereinsbank balances - Current account | 23,775,497 | 9,853,940 |
|  | Malian bank balances | 3,855,392 | 1,949,861 |
|  | London and South African bank balances | 1,140,576 | 330,214 |
|  | Petty cash | 47,189 | 51,391 |
|  |  | 28,818,654 | 12,185,406 |

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | 2006 | 2005 |
|---|---|---|
| | **US$** | |
| **11**     **Provisions** | | |
| *Environmental rehabilitation obligation* | | |
| Balance at beginning of year | 9,262,362 | 5,801,689 |
| Unwinding of obligation | 463,111 | 174,051 |
| Change in estimate | 4,361,792 | 3,286,622 |
| Balance at end of year | 14,087,265 | 9,262,362, |
| | | |
| *Employee long service obligation* | | |
| Balance at beginning of year | 2,393,032 | 1,960,529 |
| Unwinding of obligation | 119,652 | 58,816 |
| Change in estimate | (1,737,418) | 373,687 |
| Balance at end of year | 775,266 | 2,393,032 |
| | | |
| Total provisions | 14,862,531 | 11,655,394 |
| | | |
| *Assumptions applicable to all provisions* | | |
| Estimated gross future environmental rehabilitation costs | US$17.6 million | US$12.3 million |
| Estimated gross future employee long service costs | US$0.8 million | US$2.5 million |
| Discount rate | 5% | 3% |
| Inflation rate | 2.25% | 2.25% |
| Average discount period from the beginning of the life of mine | 20 years | 13 years |

The average discount period is based on the current estimate of the life of mine, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2006, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.

*Malian Government social security fund*
The company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The company's contributions to the Malian Government social security fund are disclosed in note 4.

| | 2006 | 2005 |
|---|---|---|
| **12**     **Deferred taxation** | | |
| The deferred taxation liability relating to temporary differences is made up as follows: | | |
| - Property, plant and equipment | 10,696,726 | 12,027,927 |
| - Non-current provisions | (5,201,886) | (4,079,389) |
| - Inventory | (1,092,395) | (941,103) |
| - Present value adjustment on taxes refundable | (1,055,816) | (997,679) |
| - Other | (920,276) | (181,336) |
| | 2,426,353 | 5,828,420 |
| | | |
| The movement on the deferred tax liability is as follows: | | |
| Balance at beginning of year | 5,828,420 | 1,521,628 |
| Deferred tax charge (note 6) | (3,402,067) | 4,306,792 |
| Balance at end of year | 2,426,353 | 5,828,420 |

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | | 2006 | 2005 |
|---|---|---|---|
| | | US$ | |
| **13** | **Trade and other payables** | | |
| | *Related party payables* | | |
| | – AngloGold Services Limited | 156,096 | 192,562 |
| | – AngloGold Ashanti Mali S.A. | 538,773 | 496,914 |
| | – Société d'Exploitation des Mines d'Or de Yatela S.A. | 262 | 55,198 |
| | – Société des Mines de Morila S.A. | 700 | - |
| | – Other | 10,929 | 7,604 |
| | | 706,760 | 752,278 |
| | | | |
| | Accruals | 1,348,379 | 13,416,802 |
| | Trade and other payables | 19,967,750 | 8,676,310 |
| | | 22,022,889 | 22,845,390 |

| | | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | | US$ | |
| **14** | **Dividends paid** | | | |
| | Amount outstanding at beginning of year | 20,000,000 | 10,802,000 | 11,000,000 |
| | Dividends declared during the year | 90,000,000 | 40,000,000 | 45,000,000 |
| | Less: amount outstanding at end of year | (22,906,407) | (20,000,000) | (10,802,000) |
| | Dividends paid | 87,093,593 | 30,802,000 | 45,198,000 |
| | | | | |
| **15** | **Income tax paid** | | | |
| | Amount payable / (receivable) at beginning of year | 8,101,642 | (802,383) | 4,182,320 |
| | Current tax expense (note 6) | 44,327,378 | 13,364,869 | 8,092,583 |
| | Amount (payable) / receivable at end of year | (33,137,071) | (8,101,642) | 802,383 |
| | Income tax paid | 19,291,949 | 4,460,844 | 13,077,286 |

**16 Ordinary stock**

Authorised and issued: ordinary par value stock with a nominal value of F CFA 109 000 (US$200) each.

| **Held by:** | **Number of outstanding stock in issue** | **2006** | **2005** |
|---|---|---|---|
| | | **US$** | |
| AngloGold Mali Holdings 1 (subsidiary of AngloGold Ashanti Ltd) | 38,000 | 7,600,000 | 7,600,000 |
| AGEM Limited (subsidiary of IAMGOLD Corporation) | 38,000 | 7,600,000 | 7,600,000 |
| Government of Mali | 18,000 | 3,600,000 | 3,600,000 |
| International Finance Corporation | 6,000 | 1,200,000 | 1,200,000 |
| | 100,000 | 20,000,000 | 20,000,000 |

**17 Contractual Commitments and contingencies**

**17.1** *Operating leases*

At December 31, 2006, the company was committed to making the following minimum payments in respect of operating leases for amongst others, hire of plant and equipment and land and buildings.

| | | |
|---|---|---|
| Expiry within: | | |
| - One year | 1,495,405 | 1,576,756 |

These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (December 2009) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | | 2006 | 2005 |
|---|---|---|---|
| | | US$ | |
| **17.2** | *Capital Commitments* | | |
| | Contracted for: | 458,860 | 20,219,632 |
| | Not contracted for | 15,811,091 | 9,600,266 |
| | Total authorised by the directors | 16,269,951 | 29,819,898 |

The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the company.

**17.3** The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company's business conducted in Mali. Management believes based on information currently to hand that no such tax contingencies exist, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.

## 18 Related parties
**18.1** *Identity of related parties*
The stockholders of the company are disclosed in note 16. Entities within the AngloGold Ashanti group and with which the Company has transacted, are listed in note 18.2. The directors of the company are listed below:

NF Nicolau (Chairman) (South African)
C Barjot  (French)
JF Conway (Canadian)                           (resigned April 27, 2006)
J McCombe (Canadian)                           (appointed April 27, 2006)
Mme HN Cisse (Malian)                          (resigned June 7, 2006)
MEH Keita (Malian)                             (appointed June 7, 2006)
M Diallo (Malian)
GA Edey (Canadian)
FRL Neethling (South African)
AW Mbugua (Kenyan)
T Tanoh (American)                             (resigned November 7 ,2006)
A der Hovanessian (American)                   (appointed November 7, 2006)
LA Dembele (Malian)
ND Keita (Malian)
S Venkatakrishnan (British)                    (resigned April 27, 2006)
DH Diering (South African)                     (appointed April 27, 2006)

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**18.2** *Material related party transactions*

| Material related party transactions are as follows: | Transactions with related parties | Net amounts due by/(owed to) related parties (notes 9 & 13) | Transactions with related parties | Net amounts due by/(owed to) related parties (notes 9 & 13) | Transactions with related parties | Net amounts due by/(owed to) related parties |
|---|---|---|---|---|---|---|
| | **2006** | | **2005** | | **2004** | |
| | | US$ | | | | |
| – AngloGold Ashanti Mali S.A. | 5,105,740 | (493,841) | 4,362,040 | (468,043) | 3,229,746 | (385,909) |
| – Société des Mines de Morila S.A. (Morila) | (476,657) | 174,237 | (573,185) | 21,234 | (379,194) | 229,492 |
| – Siguiri Gold Mine | (153,345) | 153,345 | - | - | - | - |
| – Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela) | (2,865,379) | 381,436 | (3,100,621) | 160,821 | (4,649,137) | 230,671 |
| – AngloGold Services Limited | 3,662,857 | (156,096) | 3,667,155 | (192,071) | 3,697,971 | (146,425) |
| – Rand Refinery Limited | (300,178,723) | 23,892 | (197,691,634) | 11,309 | (92,241,964) | 4,868,464 |
| – Key Management Personnel remuneration | 506,223 | - | 850,407 | - | 846,657 | - |
| - Salary | 414,803 | - | 747,754 | - | 712,240 | - |
| - Performance related payments | 91,420 | - | 46,805 | - | 42,961 | - |
| - Pension scheme contributions | - | - | 55,848 | - | 91,457 | - |

AngloGold Ashanti Mali S.A. and AngloGold Services Limited are service organisations within the AngloGold Ashanti group and, accordingly, provide management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$3,007,271 (2005: US$1,981,333 and 2004: US$1,864,751) (refer note 4). Morila and Yatela are fellow subsidiaries to the company, also located in Mali. Sadiola shares certain employees with Yatela, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.

Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand Refinery Limited are sales by the company of US$300.7 million (2005: US$198.1 million and 2004: US$92.5 million) and purchases by the company of US$0.5 million (2005: US$0.4 million and 2004: US$0.2 million).

**19      Risk management activities**

In the normal course of its operations, the company is exposed to, inter alia, gold price, currency and credit risks. The Company did not acquire, hold or issue derivatives for trading purposes. The company follows the following risk management processes to manage these risks.

**19.1** *Gold price risk*

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**19.2** *Credit risk*

Credit risk arises from the risk that a counterparty may default or not meet its obligations in a timely manner.

The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. Although the company sells gold to only one counterparty, the company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 5, note 9 and below.

**19.2.1** *Vulnerability from concentrations of VAT refundable by the Government of Mali*

Value added taxes receivable from the Government of Mali amounts to US$38.5 million at 31 December 2006 (31 December 2005: US$26.2 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended March 31, 2006 and at 31 December 2006 US$26.0 million (2005: US$21.7 million) is still outstanding and US$12.5 million (2005: US$6.8 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Government of Mali in terms of the previous audits. The Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts provided for have been discounted to their present value at a rate of 5% per annum.

**19.2.2** *Vulnerability from concentrations of refundable tax on fuel*

Fuel duties receivable from the Government of Mali amounts to US$8.7 million at 31 December 2006 (31 December 2005: US$9.9 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31, of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Customs and Excise authorities. The Customs and Excise authorities have approved US$1.5 million (2005: US$6.64 million) which is still outstanding, whilst US$7.2 million (2005: US$3.56 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Government of Mali in terms of the previous authorisations. The Government of Mali is a shareholder in the company and protocol agreements were signed on July 5, 2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. These amounts provided for have been discounted to their present value at a rate of 5% per annum.

**19.3** *Currency risk*

Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté Financière d'Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.

**19.4** *Fair values of financial instruments*

The estimated fair values of the current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's current financial instruments as at December 31, 2006 approximates the carrying amount of such financial instruments as reflected in the balance sheet.

US$28.3 million, included in non-current trade and other receivables relates to VAT and fuel duties which are expected to be refunded during the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2007 financial year.

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**20    Reconciliation between IFRS and US GAAP**

The following table summarises the effect on net profit and stockholders' equity of significant differences between International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (US GAAP) as of and for the years ended December 31 :

| | Notes | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| | | | US$ | |
| Income statement information | | | | |
| Net profit as per IFRS | | 90,264,205 | 12,084,131 | 31,594,289 |
| US GAAP adjustments: | | | | |
| Amortisation of exploration costs capitalised under IFRS | 20.1 | 1,578,826 | 3,152,215 | 1,639,894 |
| Deferred tax thereon | | (552,589) | (1,103,275) | (573,962) |
| Deferred tax adjustment relating to translation differences | 20.2 | (4,198,145) | 8,126,515 | (2,451,704) |
| Net profit as per US GAAP | | 87,092,297 | 22,259,586 | 30,208,517 |
| Balance sheet information | | | | |
| Stockholders' equity as per IFRS | | 179,293,271 | 179,029,066 | 206,944,936 |
| US GAAP adjustments: | | | | |
| Exploration costs capitalised under IFRS | 20.1 | (31,828,454) | (31,828,454) | (31,828,455) |
| Deferred tax thereon | | 11,139,959 | 11,139,959 | 11,139,959 |
| Amortisation of exploration costs capitalised under IFRS | 20.1 | 27,089,720 | 25,510,894 | 22,358,679 |
| Deferred tax thereon | | (9,481,402) | (8,928,813) | (7,825,538) |
| Deferred tax adjustment relating to translation differences | 20.2 | (3,059,100) | 1,139,045 | (6,987,470) |
| Stockholders' equity as per US GAAP | | 173,153,994 | 176,061,697 | 193,802,111 |

**20.1**   *Exploration costs capitalised under IFRS and the amortisation thereof*

Under IFRS, certain exploration drilling costs were capitalised in line with the accounting policy. Under US GAAP, similar costs can be capitalised only once a bankable feasibility study has been obtained to support the existence of proved and probable reserves within the area.

Exploration costs capitalised under IFRS are amortised on a units-of-production method. Under US GAAP, the accumulated amortisation should be reversed.

The application of US GAAP would have resulted in an increase in net profit of US$1.0 million (2005: US$2.0 million and 2004: US$1.1 million) and a decrease in stockholders' equity of US$3.1 million (2005: US$4.1 million and 2004: US$6.2 million).

**20.2**   *Deferred tax adjustment relating to translation differences*

Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.

The application of US GAAP would have resulted in a decrease in net profit of US$4.2 million (2005: increase of US$8.1 million and 2004: decrease of US$2.5 million) and a decrease in stockholders' equity of US$3.1 million (2005: increase of US$ 1.1 million and 2004: decrease of US$7.0 million).

**Société d'Exploitation des Mines d'Or de Sadiola S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**21.     Change in comparative data**

**Income statement**
The income statement comparative data has been amended to reclassify amounts expensed for exploration, unwinding of non current provisions and fair value adjustments on refundable VAT and fuel taxes.  The effect of the change on the years 2004 and 2005 is as tabulated below. The net effect on the income statement was nil.

|                                                   | 2005        | 2004       |
|---------------------------------------------------|-------------|------------|
|                                                   | US$         |            |
| Reduction in cost of sales                        | 1,029,926   | 226,227    |
| Exploration costs                                 | (971,110)   | (226,227)  |
| Reduction in other operating expenses / (income)  | 3,024,561   | 167,817    |
| Increase in Interest expense                      | (3,083,377) | (167,817)  |
| Effect on profit for the year                     | -           | -          |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**

Financial statements
as of and for the year ended
December 31, 2006

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Financial statements and report of the Independent Registered Public Accounting Firm**
For the year ended December 31, 2006

Report of independent registered public accounting firm

Income statements

Balance sheets

Statements of changes in stockholders' equity

Cash flow statements

Notes to the financial statements

**Report of the Independent Registered Public Accounting Firm**

**The board of directors and stockholders of Société d'Exploitation des Mines d'Or de Yatela S.A.**

We have audited the accompanying balance sheet of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société d'Exploitation des Mines d'Or de Yatela S.A. as of December 31 2006, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences, as of and for the year ended December 31 2006, is presented in note 21 to the financial statements.

KPMG Inc.

Johannesburg, South Africa
June 25, 2007

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Income Statement**
For the years ended December 31,

| | Notes | 2006 | Unaudited 2005 | Unaudited 2004 |
|---|---|---|---|---|
| | | US$ | | |
| **Revenue** | 3 | 214,500,620 | 110,251,425 | 98,713,215 |
| Cost of sales | | (116,283,590) | (86,557,143) | (88,584,902) |
| **Gross profit** | | 98,217,030 | 23,694,282 | 10,128,313 |
| | | | | |
| Exploration costs | | (27,821) | - | (115,255) |
| Other operating expenses | | (896,162) | - | (112,279) |
| Net foreign exchange gain / (loss) | | 297,449 | (878,663) | 528,886 |
| Special impairments of indirect taxes receivable and special expenses for indirect taxes payable | 5 | (531,017) | (2,202,145) | - |
| **Operating profit** | 4 | 97,059,479 | 20,613,474 | 10,429,665 |
| | | | | |
| Interest income | | 1,218,954 | 464,026 | 112,440 |
| Interest expense | | (2,996,042) | (4,622,595) | (3,043,989) |
| | | | | |
| **Profit before taxation** | | 95,282,391 | 16,454,905 | 7,498,116 |
| | | | | |
| Taxation (expense) / benefit | 6 | (12,538,580) | 181,096 | - |
| | | | | |
| **Profit for the year** | | 82,743,811 | 16,636,001 | 7,498,116 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Balance Sheet**
As at December 31,

| | Notes | 2006 | Unaudited 2005 |
|---|---|---|---|
| | | US$ | |
| **ASSETS** | | | |
| | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 7 | 40,790,096 | 72,250,882 |
| Inventories | 8 | - | 4,138,853 |
| Trade and other receivables | 9 | 15,005,298 | 3,656,449 |
| | | 55,795,394 | 80,046,184 |
| **Current assets** | | | |
| Inventories | 8 | 26,467,135 | 16,153,855 |
| Trade and other receivables | 9 | 13,311,818 | 16,218,342 |
| Deferred taxation | 10 | 925,383 | 181,096 |
| Cash and cash equivalents | 11 | 27,211,803 | 12,491,691 |
| | | 67,916,139 | 45,044,984 |
| | | | |
| **Total assets** | | 123,711,533 | 125,091,168 |
| | | | |
| **EQUITY AND LIABILITIES** | | | |
| | | | |
| **Equity** | | | |
| Stockholders' equity | | 78,893,000 | 47,149,189 |
| | | | |
| **Non-current liabilities** | | | |
| Provisions | 12 | 14,506,491 | 14,739,630 |
| | | 14,506,491 | 14,739,630 |
| | | | |
| **Current liabilities** | | | |
| Trade and other payables | 14 | 16,991,879 | 10,810,798 |
| Interest-bearing loans | 13.1 | - | 52,391,551 |
| Taxation | 16 | 13,320,163 | - |
| | | 30,312,042 | 63,202,349 |
| | | | |
| **Total liabilities** | | 44,818,533 | 77,941,979 |
| | | | |
| **Total equity and liabilities** | | 123,711,533 | 125,091,168 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Statements of changes in stockholders' equity**
For the years ended December 31,

| | Note | Ordinary stock (note 18) | Non-distributable reserve | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|---|
| | | | | US$ | |
| Balance at 31 December 2003 | | 14,513 | 2,903 | 22,997,656 | 23,015,072 |
| Profit for the year | | - | - | 7,498,116 | 7,498,116 |
| Balance at 31 December 2004 | | 14,513 | 2,903 | 30,495,772 | 30,513,188 |
| | | | | | |
| Profit for the year | | - | - | 16,636,001 | 16,636,001 |
| Balance at 31 December 2005 | | 14,513 | 2,903 | 47,131,773 | 47,149,189 |
| | | | | | |
| Profit for the year | | - | - | 82,743,811 | 82,743,811 |
| Dividends declared | 15 | | | (51,000,000) | (51,000,000) |
| Balance at 31 December 2006 | | 14,513 | 2,903 | 78,875,584 | 78,893,000 |

The non-distributable reserve is a legal reserve created in 2000 and is a requirement of the commercial law of Mali. This law prescribes the transfer of 10% of profits, restricted to a maximum of 20% of ordinary share capital, to a non-distributable reserve. Such reserve only becomes distributable when the company is liquidated.

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Cash flow statements**
For the years ended December 31,

| | Notes | 2006 | Unaudited 2005 | Unaudited 2004 |
|---|---|---|---|---|
| | | | US$ | |
| **Net cash provided by operating activities** | | | | |
| | | | | |
| Profit for the year | | 82,743,811 | 16,636,001 | 7,498,116 |
| Adjusted for: | | | | |
| Non-cash movements | | | | |
| - taxation charge per income statement | | 12,538,580 | (181,096) | - |
| - deferred stripping | | 13,779,768 | 800,343 | 7,652,767 |
| - adjustment for obsolete and slow moving consumable stores | | 757,951 | - | - |
| - net foreign exchange (gain) / loss | | (297,449) | 878,663 | (528,886) |
| - unwinding of non-current provisions | | 689,997 | 190,217 | 164,795 |
| - environmental restoration charge to the income statement | | 1,688,625 | (1,945,491) | 165,799 |
| - employee long service obligation charge to the income statement | | (939,691) | 232,803 | 472,065 |
| - present value adjustment on VAT taxes refundable | | 1,100,081 | 369,120 | - |
| - present value adjustment on refundable tax on fuel | | 21,528 | 167,000 | - |
| - loss on disposal of property, plant and equipment | | 226,478 | 797,330 | - |
| - amortisation of property, plant and equipment | | 39,381,404 | 22,925,663 | 25,206,260 |
| - finance charges | | 1,184,436 | 3,896,258 | 2,879,194 |
| Special impairments of indirect taxes refundable and Special expenses for indirect taxes payable | | 531,017 | 845,510 | - |
| Restoration expenditure | | (1,626,621) | - | - |
| Decrease / (increase) in non-current inventories | | 4,138,853 | (4,138,853) | - |
| Increase in non-current VAT refundable | | (11,348,849) | (4,025,569) | - |
| Interest paid | | (1,184,436) | (3,896,258) | (354,836) |
| Income tax paid | 16 | (452,463) | - | - |
| (Increase) / decrease in inventories | | (11,071,231) | 13,876,356 | (13,857,946) |
| Decrease / (increase) in trade and other receivables | | 1,253,898 | (1,486,756) | (1,559,519) |
| Increase / (decrease) in trade and other payables | | 6,597,221 | 932,265 | (477,618) |
| | | 139,712,908 | 46,873,506 | 27,260,191 |
| | | | | |
| **Net cash used in investing activities** | | | | |
| Capital expenditure | | (2,586,002) | (7,531,083) | (9,457,677) |
| Additional waste stripping | | (19,015,243) | (17,676,906) | (4,425,549) |
| Net cash outflow from investing activities | | (21,601,245) | (25,207,989) | (13,883,226) |
| | | | | |
| **Net cash used in financing activities** | | | | |
| Interest-bearing loans repaid | 13.2 | (52,391,551) | (24,687,602) | (2,387,904) |
| Dividends paid | 15 | (51,000,000) | - | - |
| Net cash outflow from financing activities | | (103,391,551) | (24,687,602) | (2,387,904) |
| | | | | |
| Net increase / (decrease) in cash and cash equivalents | | 14,720,112 | (3,022,085) | 10,989,061 |
| Cash and cash equivalents at beginning of year | | 12,491,691 | 15,513,776 | 4,524,715 |
| Cash and cash equivalents at end of year | 11 | 27,211,803 | 12,491,691 | 15,513,776 |

The accompanying notes are an integral part of these financial statements.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 1    Business Activities

Société d'Exploitation des Mines d'Or de Yatela S.A. (Yatela) is a company registered in Mali. The company operates a mine for the commercial exploitation of gold in the Kayes region of Western Mali. Commercial production commenced on July 3, 2001.

### 2    Accounting policies

**Statement of compliance**

The company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by Société d'Exploitation des Mines d'Or de Yatela S.A:

| | |
|---|---|
| IAS 39 and IFRS 4 | Amendment – Financial Guarantee Contracts; |
| IFRS 6 | Exploration for and Evaluation of Mineral Resources; |
| IFRIC 4 | Determining whether an Arrangement contains a Lease. |
| IFRIC 6 | Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment. |

In addition, the following interpretation was early adopted by Société d'Exploitation des Mines d'Or de Yatela S.A. during previous financial years:

| | |
|---|---|
| IFRIC 5 | Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. |

In addition, the following interpretations were early adopted by Société d'Exploitation des Mines d'Or de Yatela S.A during the current financial year:

| | |
|---|---|
| IFRIC 7 | Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies; |
| IFRIC 8 | Scope of IFRS 2; |
| IFRIC 9 | Reassessment of Embedded Derivatives; |
| IFRIC 10 | Interim Reporting and Impairment. |

The adoption of the above identified accounting standards, amendments to standards and new interpretations had no financial impact on the financial statements.

The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for Société d'Exploitation des Mines d'Or de Yatela S.A, have not been adopted in the current year:

| | | |
|---|---|---|
| IAS 1 | Amendment – Capital Disclosures | Effective years beginning on or after 1 January 2007 |
| IFRS 7 | Financial Instruments and Disclosures | Effective years beginning on or after 1 January 2007 |
| IFRS 8 | Operating Segments | Effective years beginning on or after 1 January 2009 |
| IFRIC 11 | IFRS 2 – Company and Treasury Share Transactions | Effective years beginning on or after 1 March 2007 |
| IFRIC 12 | Service Concession Arrangements | Effective years beginning on or after 1 January 2008 |

The company has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 January 2007 and later years and concluded that they will have no material financial impact. Both IAS 1 and IFRS 7 may have an impact on certain disclosures.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.1 Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The company's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the above mentioned new and revised standards. The financial statements are presented in US dollars.

### 2.2 Changes in accounting policies

The changes in accounting policies result from adoption of the following new/revised standards, amendments to standards and interpretations:

| | |
|---|---|
| IAS 39 and IFRS 4 | Amendment – Financial Guarantee Contracts; |
| IFRS 6 | Exploration for and Evaluation of Mineral Resources; |
| IFRIC 4 | Determining whether an Arrangement contains a Lease; |
| IFRIC 6 | Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment; |
| IFRIC 7 | Applying the Restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies; |
| IFRIC 8 | Scope of IFRS 2; |
| IFRIC 9 | Reassessment of Embedded Derivatives; |
| IFRIC 10 | Interim Reporting and Impairment. |

The principal effects of these changes in policies are discussed below.

**IAS 39 and IFRS 4 "Amendment – Financial Guarantee Contracts"**

The main impact of the IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts on the company, is the recognition of an expense and a corresponding entry to liabilities for the fair value of any financial guarantee contracts in existence. Subsequent measurement is dealt with in the financial instruments accounting policy. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. As a result, the company has applied IAS 39 and IFRS 4 Amendment – financial guarantee contracts to all such issued contracts that are in existence.

The effect of the revised policy has no effect on the company financial statements and prior or current year profits.

**IFRS 6 "Exploration for and Evaluation of Mineral Resources"**

The adoption of IFRS 6 has resulted in the company clarifying the accounting policy for Exploration for and evaluation of Mineral Resources which is described in "Significant accounting policies".

Moreover, assets defined as used in the exploration for and evaluation of Mineral Resources are required to be separately identified from other property, plant and equipment, which are fully disclosed in Note 7.

The effect of the revised policy had no effect on the company financial statements and prior or current year financial statements.

**IFRIC 4 "Determining whether an arrangement contains a lease"**

The company has applied IFRIC 4 in accordance with the transitional provisions of the interpretation.

IFRIC 4 requires an entity to assess its arrangements that do not take the legal form of a lease but convey the right to use an asset, in order to determine whether such arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, Leases.

The effect of the assessment of arrangements that do not take the legal form of a lease but convey the right to use an asset has no effect on company prior or current year profits however, certain operating expenses presented in note 4 have been reclassified as operating leases for 2005 and 2004 to conform to the 2006 presentation in accordance with IFRIC 4.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.2    Changes in accounting policies (continued)*

**IFRIC 6 "Liabilities arising from Participating in a Specific market: Waste Electrical and Electronic Equipment;"**

This interpretation provides guidance on the recognition in the financial statements of producers, of liabilities for waste management under the Economic Union Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

**IFRIC 7 "Applying the Restatement approach under IAS 29, Financial reporting in Hyperinflationary Economies"**

This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

**IFRIC 8 "Scope of IFRS 2"**

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services where the identifiable consideration received is less than the fair value of the equity instruments issued.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

**IFRIC 9 "Reassessment of Embedded Derivatives"**

IAS 39 paragraph 10 describes an embedded derivative as 'a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. IAS 39 paragraph 11 requires an embedded derivative to be separated from the host contract and accounted for as a derivative under certain presented circumstances.

IFRIC 9 specifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

The adoption of this IFRIC has no effect on company financial statements and prior or current year financial statements.

**IFRIC 10 "Interim Reporting and Impairment"**

The company is required to assess goodwill for impairment at every reporting date, to assess investments in equity instruments and in financial assets carried at cost for impairment at every balance sheet date and, if required, to recognise an impairment loss at that date. This Interpretation requires that the company shall not reverse an impairment loss recognised in a previous interim period in respect of an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this IFRIC had no effect on the financial statements and prior or current year financial statements.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.3    Significant accounting judgements and estimates*

**Use of estimates:** The preparation of the financial statements requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities, the fair value and accounting treatment of financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

**Carrying value of property, plant and equipment**

All mining assets are amortised using the units-of-production (UOP) method where the mine operating plan calls for production from well-defined mineral reserves over proved and probable reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable mineral reserves as the useful lives of these assets are considered to be limited to the life of the mine.

The calculation of the UOP rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result to the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves.

These factors could include:

* changes in proved and probable mineral reserves;
* the grade of mineral reserves may vary significantly from time to time;
* differences between actual commodity prices and commodity price assumptions;
* unforeseen operational issues;
* changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

  changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of individual assets have been determined based on the higher of value-in-use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact our estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The company reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.3 *Significant accounting judgements and estimates (continued)*

**Carrying value of property, plant and equipment (continued)**

over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

**Production start date**

The company assesses the construction project to determine when it moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of the construction project such as the complexity of a plant and its location. The company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include, but, are not limited to, the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and with insignificant revenue);
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements or reserve development.

**Income taxes**

The company is subject to income tax. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The company recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the company to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdiction in which the company operates could limit the ability of the company to obtain tax deductions in future periods.

**Provision for environmental rehabilitation obligations**

The company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The company recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.3    Significant accounting judgements and estimates (continued)*

**Stockpiles, gold in process, ore on leach pad and product inventories**

Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.

**Recoverable tax, rebates, levies and duties**

Société d'Exploitation des Mines d'Or de Yatela S.A. has unresolved tax disputes. If the outstanding input taxes are not received and the tax disputes are not resolved in a favourable manner, it could have an adverse effect upon the carrying value of these assets.

**Contingencies**

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of judgement and estimates of the outcome of future events.

*2.5    Summary of significant accounting policies*

**Foreign currency translation**

*Functional currency*

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').   The functional currency of United States Dollars (US$) is used as opposed to the currency of the country in which the enterprise is domiciled, namely Franc de la Communauté Financière d'Afrique (F CFA).  The decision has been taken on the basis of US$ being the functional currency in which the enterprise receives its revenue and majority of costs are mainly influenced by the US dollar.

*Transactions and balances*

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

2.5    *Summary of significant accounting policies (continued)*

**Property, plant and equipment**

Property, plant and equipment are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any property, plant and equipment is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the company, and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life, for those assets not amortised on the units-of-production method, as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years on a straight line basis; and
- computer equipment up to three years on a straight line basis.

    where life of mine is determined as the period up to the end of commercial production or the period up to which the company has satisfied all its obligations acquired by virtue of the Mining Convention agreed with the Government of Mali.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

*Mine development costs*

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of the mine and to maintain production. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Mineral Resources at cost at acquisition date.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable mineral reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the "excess stripping" is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.4    Summary of significant accounting policies (continued)*

**Property, plant and equipment (continued)**

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.

*Mine infrastructure*

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves. Other property, plant and equipment comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

*Exploration and Evaluation assets*

All exploration costs are expensed until the directors conclude that a future economic benefit is more likely than not of being realised. In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a)    Costs on greenfields sites, being those where the company does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.

(b)    Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.

(c)    Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

**Impairment of assets**

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Impairment calculation assumptions include life of mine plans based on published reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and intangible assets.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

2.4    *Summary of significant accounting policies (continued)*

**Borrowing costs**

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

**Leased assets**

Operating lease rentals are charged against operating profits on a straight line basis unless another systematic manner related to the period the assets concerned will be used is more representative.

**Exploration and research expenditure**

Pre – licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, mineral resources and exploratory drilling.

**Inventories**

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- gold in process is valued at the average total production cost at the relevant stage of production;
- gold on hand is valued on an average total production cost method;
- Ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity;
- By-products are valued on an average total production cost method.
- consumable stores are valued at average cost; and
- Heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

**Provisions**

Provisions are recognised when the company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

**Employee benefits**

*Short-term employee benefits*

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, and annual leave represent the amount which the company has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

*2.5     Summary of significant accounting policies (continued)*

**Employee benefits (continued)**

*Long-term employee benefits*

Liabilities for employee benefits which are not expected to be settled within 12 months are discounted at a pre tax rate that reflects current market assessments of the time value of money.

The Company and all employees contribute towards the Malian Government social security fund. Accordingly, on retirement, the Malian employees are entitled to a retirement benefit from the Malian Government. Expatriate employees are reimbursed their contributions made to the social security fund.

**Environmental rehabilitation expenditure**

Long-term environmental rehabilitation obligations comprising decommissioning and restoration are based on the company's environmental management plans, in compliance with the current environmental and regulatory requirements.

*Decommissioning costs*

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly an asset is recognised and included within mine infrastructure.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses, from the expected disposal of assets are not taken into account when determining the provision.

*Restoration costs*

The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

**Revenue recognition**

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following criteria must also be present:

*   the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
*   interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the company; and
*   Where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.5 Summary of significant accounting policies (continued)

**Income Tax**

Deferred taxation is provided on all qualifying temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

**Special items**

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.86, are classified as "special items" on the face of the income statement. Special items that relate to the underlying performance of the business are classified as "operating special items" and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as "non-operating special items" and are presented below "Operating (loss) profit" on the income statement.

**Dividend distribution**

Dividend distribution to the company's shareholders is recognised as a liability in the company's financial statements in the period in which the dividends are declared by the board of directors of Société d'Exploitation des Mines d'Or de Yatela S.A..

**Financial instruments**

Financial instruments recognised in the balance sheet include trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

Financial instruments are initially measured at fair value when the company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

### 2.6 Summary of significant accounting policies (continued)

Financial instruments (continued)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

*Trade and other receivables*

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

*Cash and cash equivalents*

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at carrying value which is deemed to be fair value as they have a short-term maturity.

Cash which is subject to legal or contractual restrictions on use is classified separately.

*Financial liabilities*

Financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | 2006 | Unaudited 2005 | Unaudited 2004 |
|---|---|---|---|
| | US$ | | |
| **3 Revenue** | | | |
| Product sales | 214,500,620 | 110,251,425 | 98,713,215 |
| | | | |
| **4 Operating profit** | | | |
| Operating profit is arrived at after taking account of : | | | |
| **Cost of sales** | | | |
| Royalties | 12,995,391 | 6,608,098 | 5,914,768 |
| Amortisation of property, plant and equipment (note 7) | 39,381,404 | 22,925,663 | 25,206,260 |
| Auditors' remuneration | | | |
| - Statutory audit fees | 32,669 | 17,891 | 47,030 |
| - External audit – audit fees | 326,558 | 56,851 | 62,739 |
| Contributions to Malian State social security fund | 936,123 | 965,783 | 902,783 |
| Legal fees | 15,045 | 10,505 | 10,157 |
| Remuneration other that to employees | | | |
| - operating leases | 40,948,998 | 35,831,851 | 33,419,089 |
| - management fees | 2,145,006 | 1,102,294 | 987,133 |
| - other contractors | 3,621,338 | 4,479,024 | 5,541,676 |
| Salaries, wages and benefits | 5,175,254 | 4,750,700 | 5,879,176 |
| Provision for obsolete consumable stores | 757,951 | - | - |
| Consumable stores | 17,904,444 | 11,747,823 | 15,248,347 |
| Inventory movement | (6,222,362) | 10,774,414 | (13,445,612) |
| Deferred stripping adjustment | (5,235,475) | (16,876,563) | 3,227,218 |
| Other cash operating expenses | 3,501,246 | 4,162,809 | 5,584,138 |
| | | | |
| **Other operating expenses** | | | |
| - other | 896,162 | - | 112,279 |
| | | | |
| **5 Special impairments of indirect taxes receivable and special expenses for indirect taxes payable** | | | |
| Payment relating to 2000 to 2002 tax audit (note 5.1) | - | 569,135 | - |
| Impairment of VAT refundable by Government of Mali (note 5.2) | 531,017 | 223,510 | - |
| Payment relating to 2003 / 2004 tax audit (note 5.3) | - | 787,500 | - |
| Impairment of fuel taxes refundable by Government of Mali (note 5.4) | - | 622,000 | - |
| | 531,017 | 2,202,145 | - |

**5.1** *Payment relating to 2000 to 2002 tax audit*

During November 2003, the Malian authorities performed a tax audit of the corporate taxation and various indirect taxes at the company for fiscal years 2000 to 2002. The results of the audit indicated that the Company owed the Government of Mali F CFA 790 million (US$1.4 million as of December 31, 2004) of various taxes and penalties, which was communicated by way of a formal letter of assessment to the company. According to Malian government officials the main reasons for the additional taxes were:

• withholding taxes payable;
• fringe benefits on certain facilities provided to expatriate employees that should have been taxed differently; and
• different interpretations of the law with respect to VAT payable on interest paid. The company was of the opinion that the indirect tax submissions by the Company were in compliance with applicable laws and regulations.

Without admitting that the tax submissions had been prepared in an incorrect manner in terms of the prevailing laws and regulations, the directors decided to make a payment of F CFA 350 million (US$0.6 million) to the Government of Mali in order to close this issue and allow management to concentrate on the company's core business. Accordingly, the payment was recorded as a special item rather than as an under provision of prior year taxation. Payment of this amount enabled the company to reach agreement with the Government of Mali on all taxation issues which were in dispute and to establish a protocol for the indirect taxes that were in dispute for the future.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**5.2** *Impairment of VAT refundable by Government of Mali*

The gross amount of VAT refundable by the Government of Mali amounted to US$11.7 million at December 31, 2005. Management estimated that only US$11.5 million was recoverable based on previous VAT audits performed by the authorities. Accordingly, an impairment of VAT refundable of US$0.2 million was made. In 2006 an additional impairment of VAT refundable of $0.5 million was made.

**5.3** *Payment relating to 2003 / 2004 tax audit*

During the 2005 financial year, a tax assessment was received for various indirect taxes from the Malian authorities for the 2003 and 2004 fiscal years. Management objected to the assessment as it did not reflect the legal position for the years assessed and thus a dispute arose between the Government of Mali and the company. Without admitting guilt the Company decided to pay the Government of Mali F CFA 446.1 million (US$0.8 million) as agreed by both parties.

**5.4** *Impairment of fuel taxes refundable by Government of Mali*

At 31 December 2005, a gross amount of US$5.7 million relating to fuel taxes was receivable from the Government of Mali. However, as a result of differences between the company and the Government of Mali, an impairment of US$0.6 million was made by the Company.

|  | **2006** | **Unaudited 2005** | **Unaudited 2004** |
|---|---|---|---|
|  |  | **US$** |  |

**6    Taxation**

All pre-tax income and income tax expense is related to operations in Mali. The convention agreement specified that the company will be taxed at 0% until July 2006.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current tax expense (note 16) | 13,282,867 | - | - |
| Deferred tax expense (income) (note 10) | (744,287) | (181,096) | - |
|  | 12,538,580 | (181,096) | - |

A reconciliation of the statutory tax rate to that charged in the income statement is set out in the following table:

|  | % | % | % |
|---|---|---|---|
| Statutory tax rate in Mali | 35.0 | 35.0 | 35.0 |
| Disallowable expenses: | 0.1 | 6.6 | - |
| -Net foreign exchange loss | (0.1) | 1.9 | - |
| -Special impairment of indirect taxes receivable and special expenses for indirect taxes payable | 0.2 | 4.7 | - |
| Effect of tax holiday | (21.7) | (42.7) | (35.0) |
| Translation (loss) / gain on current and deferred tax | (0.2) | - | - |
| Effective tax rate | 13.2 | (1.1) | - |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | | Mine development costs | Work in progress | Mine infra-structure | Total |
|---|---|---|---|---|---|
| | | US$ | US$ | US$ | US$ |
| 7.1 | **Property, plant and equipment at December 31, 2006** | | | | |
| | **Cost** | | | | |
| | Balance at January 1, 2006 | 78,759,214 | 70,083 | 86,061,999 | 164,891,296 |
| | Additions | 705,112 | 1,038,070 | 842,820 | 2,586,002 |
| | Disposals | - | - | (708,707) | (708,707) |
| | Transfers & other movements | 4,814,534 | 109,167 | 936,863 | 5,860,564 |
| | Balance at December 31, 2006 | 84,278,860 | 1,217,320 | 87,132,975 | 172,629,155 |
| | | | | | |
| | **Accumulated amortisation** | | | | |
| | Balance at January 1, 2006 | 43,559,660 | - | 49,080,754 | 92,640,414 |
| | Amortisation for the year | 13,084,715 | - | 26,296,689 | 39,381,404 |
| | Disposals | - | - | (182,759) | (182,759) |
| | Balance at December 31, 2006 | 56,644,375 | - | 75,194,684 | 131,839,059 |
| | | | | | |
| | **Carrying amount at December 31, 2006** | **27,634,485** | **1,217,320** | **11,938,291** | **40,790,096** |

| | | Mine development costs | Work in progress | Mine infra-structure | Total |
|---|---|---|---|---|---|
| | | US$ | US$ | US$ | US$ |
| | **Property, plant and equipment at December 31, 2005 (Unaudited)** | | | | |
| | **Cost** | | | | |
| | Balance at January 1, 2005 | 62,679,979 | 3,289,607 | 65,389,829 | 131,359,415 |
| | Additions | 602,683 | 683,290 | 6,245,110 | 7,531,083 |
| | Disposals | - | - | (797,330) | (797,330) |
| | Transfers & other movements | 15,476,552 | (3,902,814) | 15,224,390 | 26,798,128 |
| | Balance at December 31, 2005 | 78,759,214 | 70,083 | 86,061,999 | 164,891,296 |
| | | | | | |
| | **Accumulated amortisation** | | | | |
| | Balance at January 1, 2005 | 33,460,010 | - | 36,254,739 | 69,714,749 |
| | Amortisation for the year | 10,099,650 | - | 12,826,015 | 22,925,665 |
| | Disposals | - | - | - | - |
| | Transfers & other movements | - | - | - | - |
| | Balance at December 31, 2005 | 43,559,660 | - | 49,080,754 | 92,640,414 |
| | | | | | |
| | **Carrying amount at December 31, 2005** | **35,199,554** | **70,083** | **36,981,245** | **72,250,882** |

Included within the net book value of Mine Development costs is US$23.6 million (2005: US$ 18.4 million) of capitalised stripping costs.

| | | | Unaudited |
|---|---|---|---|
| | | 2006 | 2005 |
| | | US$ | |
| 8 | **Inventories** | | |
| | *Non-current portion of inventories* | | |
| | Ore stockpiles | - | 4,138,853 |
| | | | |
| | *Current portion of inventories* | | |
| | Ore stockpiles | 11,479,030 | 2,072,322 |
| | Gold bullion | 760,511 | 1,326,407 |
| | Gold-in-process | 9,218,478 | 7,698,074 |
| | | | |
| | *Consumable stores* | 5,009,116 | 5,057,052 |
| | Consumable stores | 5,767,067 | 5,057,052 |
| | Less: adjustment for obsolete and slow-moving items | (757,951) | - |
| | | | |
| | Total current inventory | 26,467,135 | 16,153,855 |
| | | | |
| | Total inventories | 26,467,135 | 20,292,708 |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

| | | Unaudited |
|---|---:|---:|
| | **2006** | **2005** |
| | **US$** | |
| **9**    **Trade and other receivables** | | |
| *Related party receivables* | | |
| – AngloGold Ashanti Mali S.A. | - | 164 |
| – Société des Mines d'Or de Sadiola S.A. | 262 | 55,198 |
| – Rand Refinery | 3,926,803 | 3,247,206 |
| | 3,927,065 | 3,302,568 |
| | | |
| Vat refundable by Government of Mali (note 5.2 and 20.2.1) | 20,204,542 | 10,787,550 |
| Prepaid expenses | 59,790 | 203,403 |
| Refundable tax on fuel by Government of Mali (note 5.4 and 20.2.2) | 3,431,930 | 4,784,000 |
| Other | 693,789 | 797,270 |
| Total current and non-current trade and other receivables | 28,317,116 | 19,874,791 |
| | | |
| Less: non-current portion of amounts refundable by Government of Mali | 15,005,298 | 3,656,449 |
| | | |
| Total current trade and other receivables | 13,311,818 | 16,218,342 |
| | | |
| **10**    **Deferred taxation** | | |
| The deferred taxation asset / (liability) relating to temporary differences is made up as follows: | | |
| - Property, plant and equipment | (6,382,235) | (2,501,844) |
| - Non-current provisions | 5,077,272 | 2,587,443 |
| - Inventory | 137,570 | 94,263 |
| - Present value adjustment on indirect taxes receivable | 580,205 | 1,234 |
| - Current provisions | 1,512,571 | - |
| | 925,383 | 181,096 |
| | | |
| The movement on the net deferred tax asset is as follows: | | |
| Balance at beginning of year | 181,096 | - |
| Deferred tax income (note 6) | 744,287 | 181,096 |
| Balance at end of year | 925,383 | 181,096 |
| | | |
| **11**    **Cash and cash equivalents** | | |
| Malian bank balances | 1,240,077 | 439,773 |
| London and South African bank balances | 25,959,503 | 12,043,017 |
| Petty cash | 12,223 | 8,901 |
| | 27,211,803 | 12,491,691 |
| **12**    **Provisions** | | |
| *Environmental rehabilitation obligation* | | |
| Balance at beginning of year | 13,799,939 | 5,654,237 |
| Unwinding of obligation | 689,997 | 169,628 |
| Change in estimate | 1,643,176 | 7,976,074 |
| Utilised during the year | (1,626,621) | - |
| Balance at end of year | 14,506,491 | 13,799,939 |
| | | |
| *Employee long service obligation* | | |
| Balance at beginning of year | 939,691 | 686,299 |
| Unwinding of obligation | - | 20,589 |
| Change in estimate | (939,691) | 232,803 |
| Balance at end of year | - | 939,691 |
| | | |
| Total provisions | 14,506,491 | 14,739,630 |
| | | |
| *Assumptions applicable to all provisions* | | |
| Estimated gross future environmental rehabilitation costs | US$16.2 million | US$15.2 million |
| Estimated gross future employee long service costs | - | US$0.9 million |
| Discount rate | 5% | 3% |
| Inflation rate | 2.25% | 2.25% |
| Average cash flow period | 8 years | 8 years |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
*For the years ended December 31, 2004, 2005 and 2006*

The average cash flow period is based on the current estimate of the time necessary to fulfil all obligations, which is subject to revision annually. The estimated gross future costs are based on management's best estimates at December 31, 2006, and are also subject to revision annually. The change in estimate arises due to the change in the assumption of the discount rate applicable and a change in the estimate of the gross future costs.

*Malian Government social security fund*
The company and all employees contribute to the Malian Government social security fund. On retirement, the Malian employees are entitled to a retirement benefit from the fund. The fund reimburses expatriate employees only their own contributions made to the fund. Accordingly, there is no obligation for defined employee benefits. The company's contributions to the Malian Government social security fund are disclosed in note 4.

|  |  |  | | **Unaudited** |
|---|---|---|---:|---:|
|  |  |  | **2006** | **2005** |
|  |  |  | **US$** | |
| **13** | **Interest-bearing loans** | | | |
| **13.1** | *Summary of interest-bearing loans* | | | |
|  | Stockholders subordinated loans | | - | 51,197,599 |
|  | - Government of Mali | | - | 1,532,203 |
|  | - Sadiola Exploration Limited | | - | 49,665,396 |
|  | Investec Bank | | - | 1,193,952 |
|  | Total interest-bearing loans | | - | 52,391,551 |
|  | Less: current portion included in current liabilities | | - | (52,391,551) |
|  | Non-current portion | | - | - |

The stockholders subordinated loans were denominated in US dollars and interest accrued at a LIBOR dollar rate plus 2%. The loans were fully repaid in 2006.

The Investec loan was denominated in US dollars and interest accrued at a nominal annual rate (compounded semi-annually) of 6.5% calculated on the daily balance of the total outstanding on the basis of a 360-day year. The loan was fully repaid in 2006.

| | | | 2006 | 2005 |
|---|---|---|---:|---:|
| **13.2** | *Interest-bearing loans repaid* | | | |
|  | Balance at beginning of year | | (52,391,551) | (77,079,153) |
|  | Balance at end of year | | - | 52,391,551 |
|  | Amount repaid | | (52,391,551) | (24,687,602) |
| **14** | **Trade and other payables** | | | |
|  | *Related party payables* | | | |
|  | – AngloGold Ashanti Limited | | 222,632 | 106,016 |
|  | – AngloGold Ashanti Mali S.A. | | 446,404 | 45,156 |
|  | – Société d'Exploitation des Mines d'Or de Sadiola S.A. | | 381,698 | 216,019 |
|  | – Anglo American Plc | | - | 1,698 |
|  | | | 1,050,734 | 368,889 |
|  | Accruals | | 6,381,889 | 7,579,117 |
|  | Trade and other payables | | 9,559,256 | 2,862,792 |
|  | | | 16,991,879 | 10,810,798 |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

|  |  | 2006 | Unaudited 2005 | Unaudited 2004 |
|---|---|---|---|---|
|  |  | US$ |  |  |
| **15** | **Dividend paid** |  |  |  |
|  | Amount outstanding at beginning of year | - | - | - |
|  | Dividends declared during the year | 51,000,000 | - | - |
|  | Less: amount outstanding at end of year | - | - | - |
|  | Dividends paid | 51,000,000 | - | - |
| **16** | **Income tax paid** |  |  |  |
|  | Amount payable / (receivable) at beginning of year | - | - | - |
|  | Current tax expense (note 6) | 13,282,867 | - | - |
|  | Translation difference | 489,759 | - | - |
|  | Amount receivable / (payable) at end of year | (13,320,163) | - | - |
|  | Income tax paid | 452,463 | - | - |

|  |  | 2006 | Unaudited 2005 |
|---|---|---|---|
|  |  | US$ |  |

**17     Contractual commitments and contingencies**

**17.1   *Operating leases***

At December 31, 2006, the company was committed to making the following minimum payments in respect of operating leases for amongst other, hire of plant and equipment.

|  | 2006 | 2005 |
|---|---|---|
| Expiry within: |  |  |
| - One year | 8,487,894 | 3,798,799 |

These balances are calculated based on the minimum rentals due in terms of the contract up to and including the expiry date (October 2007) or minimum notice period (six months), whichever is the lesser. The contract does not provide for guaranteed escalations. The company has no other restrictions on any of its leasing arrangements.

**17.2   *Capital commitments***

|  | 2006 | 2005 |
|---|---|---|
| Contracted for | 5,694,800 | 7,173,397 |
| Not contracted for | 3,282,647 | - |
| Total authorised by the directors | 8,977,447 | 7,173,397 |

The proposed capital expenditure for mine infrastructure will be financed from cash resources generated by operating activities of the company.

**17.3** The company is subject to and pays taxes in Mali. Some of these taxes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules in Mali are complex and subject to interpretation. From time to time the company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the company's business conducted in Mali. Management believes based on information currently to hand that no such tax contingencies exist, and as assessments are completed, the company will make appropriate adjustments to those estimates used in determining amounts due. The ultimate outcome cannot be presently determined.

**18     Ordinary stock**

Authorised and issued: ordinary par value stock with a nominal value of F CFA 10 000 (US$14.513) each.

| Held by: | Number of outstanding stock in issue | 2006 | 2005 |
|---|---|---|---|
|  |  | US$ |  |
| Sadiola Exploration Ltd | 794 | 11,523 | 11,523 |
| NF Nicolau | 1 | 14.5 | 14.5 |
| J McCombe | 1 | 14.5 | 14.5 |
| M Diallo | 1 | 14.5 | 14.5 |
| GA Edey | 1 | 14.5 | 14.5 |
| FRL Neethling | 1 | 14.5 | 14.5 |
| AW Mbugua | 1 | 14.5 | 14.5 |
| Government of the Republic of Mali | 200 | 2,903 | 2,903 |
|  | 1,000 | 14,513 | 14,513 |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**19      Related parties**
**19.1**   *Identity of related parties*
The stockholders of the company are disclosed in note 18.  Entities within the AngloGold Ashanti group and with which the company has transacted, are listed in note 19.2.  The directors of the company are listed below:

NF Nicolau (Chairman) (South African)
JF Conway (Canadian)                              (resigned April 27, 2006)
J McCombe (Canadian)                             (appointed April 27, 2006)
M Diallo (Malian)
GA Edey (Canadian)
FRL Neethling (South African)
AW Mbugua (Kenyan)
S Malé (Malian)
W Diawara (Malian)

**19.2**   *Material related party transactions*

| Material related party transactions are as follow: | Transactions with related parties | Net amounts due by/(owed to) related parties (notes 9& 14) | Transactions with related parties | Net amounts due by/(owed to) related parties (notes 9& 14) | Transactions with related parties | Net amounts due by/(owed to) related parties |
|---|---|---|---|---|---|---|
| | **2006** | | **Unaudited 2005** | | **Unaudited 2004** | |
| | | | **US$** | | | |
| AngloGold Ashanti Mali S.A | 3,447,035 | (446,404) | 2,150,765 | (44,992) | 2,106,463 | (13,188) |
| Société des mines de Morila S.A (Morila) | 1,673 | - | 2,082 | (22) | - | 1,679 |
| Société d'Exploitation des Mines d'Or de Sadiola S.A. Sadiola) | 2,865,379 | (381,436) | 3,100,621 | (160,821) | 4,649,137 | (230,671) |
| AngloGold Ashanti Limited | 1,089,223 | (222,632) | 1,201,062 | (106,016) | 2,039,452 | (55,298) |
| Rand Refinery Limited | (214,136,050) | 3,926,803 | (110,021,719) | 3,247,206 | (52,257,185) | 2,866,725 |
| Sadiola Exploration Limited | 1,111,147 | - | 3,587,294 | (49,665,396) | 2,448,927 | (71,301,091) |
| Key management personnel remuneration | 674,485 | - | 553,506 | - | 378,818 | - |
| - Salary | 619,860 | - | 485,779 | - | 340,575 | - |
| - Performance related payments | 16,995 | - | 21,343 | - | 10,880 | - |
| - Pension Scheme Contributions | 26,158 | - | 46,384 | - | 27,363 | - |
| -Other Benefits | 11,472 | - | - | - | - | - |

AngloGold Ashanti Mali S.A. is a service organisation within the AngloGold Ashanti company and, accordingly, provides management services to the company. Included in transactions with AngloGold Ashanti Mali S.A. are management fees paid by the Company of US$2,145,006 (2005: US$1,102,294 and 2004: US$987 132) (refer note 4). Morila and Sadiola are fellow subsidiaries to the company, also located in Mali. Yatela shares certain employees with Sadiola, as well as the elution and smelting of the gold production process. The company incurs only ad hoc transactions with Morila.

Rand Refinery Limited is a subsidiary company within the AngloGold Ashanti group. The company has entered into contractual agreements with Rand Refinery Limited for the provision of all services required for the collection, transport, refining and purchase of the doré bars produced by the company. Included in transactions with Rand Refinery Limited are sales by the company of US$214.5 million (2005: US$110.3 million and 2004: US$52.4 million) and purchases by the company of US$0.4 million (2005: US$0.2 million and 2004: US$0.1 million).

**20      Risk management activities**
In the normal course of its operations, the company is exposed to, inter alia, gold price, currency and credit risks. The company did not acquire, hold or issue derivatives for trading purposes. The company follows the following risk management processes to manage these risks.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the years ended December 31, 2004, 2005 and 2006

**20.1** *Gold price risk*

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The company does not hedge against the effects of fluctuations in the gold price.

**20.2** *Credit risk*

Credit risk arises from the risk that a counter party may default or not meet its obligations in a timely manner.

The company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter parties. Although the company sells gold to only one counter party, the company does not believe that this concentration of credit results in significant credit risk as the majority of proceeds are received within two working days of the gold leaving the mine. There is however a concentration of credit risk with respect to various taxes receivable from the Malian State. These taxes and the measures taken to ensure recoverability thereof are discussed in note 5, note 9 and below.

**20.2.1** *Vulnerability from concentrations of VAT refundable by the Government of Mali*

Value added taxes receivable from the Government of Mali amounts to US$21.7 million at 31 December 2006 (31 December 2005: US$11.5 million). VAT is refundable from the government in F CFA. The last audited VAT return was for the period ended March 31, 2006 and at December 31, 2006 US$13.4 million (2005: US$7.5 million) is still outstanding and US$8.3 million (2005: US$ 4.0 million) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits. The Government of Mali is a shareholder in the company and protocol agreements were signed on July 5, 2006. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. Certain amounts are expected to be received after 12 months of the balance sheet date and are classified as non-current accordingly. These amounts provided for have been discounted to their present value at a rate of 5% per annum.

**20.2.2** *Vulnerability from concentrations of refundable tax on fuel by the Government of Mali*

Fuel duties receivable from the Government of Mali amounts to US$3.6 million at 31 December 2006 (31 December 2005: US$4.3 million). Fuel duties are paid on receipt of the fuel supply and are refundable in F CFA, requiring the claim to be submitted before January 31 of the following year, and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved US$1.3 million (2005: US$3.2 million) which is still outstanding, whilst US$2.3 million (2005: US$1.1 million) is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. The Government of Mali is a shareholder in the company and protocol agreements have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to December 2006. With effect from February 2006, fuel duties are no longer payable to the Government of Mali. These amounts provided for have been discounted to their present value at a rate of 5% per annum.

**20.3** *Currency risk*

Since the functional currency of the company is US Dollars, currency risk is incurred primarily as a result of purchases made in other currencies, such as the Euro, South African Rand and the Franc de la Communauté Financière d'Afrique (F CFA). The company does not use derivatives to hedge foreign currency transactions.

**20.4** *Fair values of financial instruments*

The estimated fair values of current financial instruments are determined based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's current financial instruments as at December 31, 2006 approximates the carrying amount of such financial instruments as reflected in the balance sheet.

US$15.0 million, included in non-current trade and other receivables, relates to VAT and fuel duties which are expected to be refunded during the 2008 financial year. The fair value of this receivable approximates its carrying amount. All other amounts are expected to be recoverable or payable within the 2007 financial year.

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the year ended December 31, 2004, 2005 and 2006

21. **Reconciliation between IFRS and US GAAP**

The following table summarises the effect on net profit and stockholders' equity of significant differences between International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (US GAAP) as of and for the years ended December 31 :

| | Notes | 2006 | Unaudited 2005 | Unaudited 2004 |
|---|---|---|---|---|
| | | US$ | | |
| Income statement information | | | | |
| Net profit as per IFRS | | 82,743,811 | 16,636,001 | 7,498,116 |
| US GAAP adjustments: | | | | |
| Deferred tax thereon | 21.1 | 1,549,662 | - | - |
| Amortisation of exploration costs capitalised under IFRS | 21.1 | 5,582,674 | 3,770,334 | 4,435,673 |
| Deferred tax thereon | | (942,000) | - | - |
| Deferred tax adjustment relating to translation differences | 21.2 | (856,756) | - | - |
| Deferred stripping adjustment | 21.3 | (4,981,290) | - | - |
| Deferred tax thereon | | 1,743,452 | - | - |
| Net profit as per US GAAP | | 84,839,553 | 20,406,335 | 11,933,789 |
| Balance sheet information | | | | |
| Stockholders' equity as per IFRS | | 78,893,000 | 47,149,189 | 30,513,189 |
| US GAAP adjustments: | | | | |
| Exploration costs capitalised under IFRS | 21.1 | (25,751,336) | (25,751,336) | (25,751,336) |
| Deferred tax thereon | | 1,549,662 | - | - |
| Amortisation of exploration costs capitalised under IFRS | 21.1 | 24,015,160 | 18,432,486 | 14,662,152 |
| Deferred tax thereon | | (942,000) | - | - |
| Deferred tax adjustment relating to translation differences | 21.2 | (856,756) | - | - |
| Deferred stripping adjustment | 21.3 | (17,360,880) | - | - |
| Deferred tax thereon | | 6,076,309 | - | - |
| Stockholders' equity as per US GAAP | | 65,623,159 | 39,830,339 | 19,424,005 |

**Société d'Exploitation des Mines d'Or de Yatela S.A.**
**Notes to the financial statements**
For the year ended December 31, 2004, 2005 and 2006

**21.1** *Exploration costs capitalised under IFRS and the amortisation thereof*
Under IFRS, certain exploration drilling costs were capitalised in line with the accounting policy. Under US GAAP, similar costs can be capitalised only once a bankable feasibility study has been obtained to support the existence of proved and probable reserves within the area.

Exploration costs capitalised under IFRS are amortised on a units-of-production method. Under US GAAP, the accumulated amortisation should be reversed.

The application of US GAAP would have resulted in an increase in net profit of US$6.2 million (2005: US$3.8 million and 2004: US$4.4 million) and a decrease in stockholders' equity of US$1.1 million (2005: US$7.3 million and 2004: US$11.0 million).

**21.2** *Deferred tax adjustment relating to translation differences*
Under IFRS, all carrying amounts used in the computation of deferred tax are translated from US Dollars into the local tax paying currency at a closing rate of exchange, while under US GAAP, non-monetary carrying amounts are translated at their historical rates of exchange.

The application of US GAAP would have resulted in a decrease in net profit of US$0.7 million (2005: nil and 2004: nil) and a decrease in stockholders' equity of US$0.7 million (2005: nil and 2004: nil).

**21.3** *Deferred stripping adjustment*
Under IFRS stripping costs incurred during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and results in capitalization of such stripping costs (deferred stripping) as part of mining assets.

Prior to January 1, 2006, the above policy also applied under US GAAP.

Under US GAAP, as from January 1, 2006, Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry" addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated.

The application of US GAAP would have resulted in a decrease in net profit of US$3.2 million (2005: nil and 2004: nil) and a decrease in stockholders' equity of US$11.3 million (2005: nil and 2004: nil).

## SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

## ANGLOGOLD ASHANTI LIMITED

/s/ Srinivasan Venkatakrishnan
Name:    Srinivasan Venkatakrishnan
Title:    Chief Financial Officer
Date:    July 6, 2007.